
11006655


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2011
WASH, D.C.
SECTION

TESLA

ANNUAL REPORT

2010


TESLA



April 8, 2011

Dear Fellow Shareholders:

2010 was a great year for Tesla Motors. During the year, we drove the first prototype Model S, began installing equipment in our new five million square foot manufacturing facility, closed our loan with the Department of Energy, and handed over the keys for the 1,500th Roadster. In addition, we developed and built powertrain systems for both Toyota and Daimler. Most importantly, we ended the year with over 500 of the smartest engineers and manufacturing experts that we could find (and we look hard for them). It's this crew, and the other kick ass people that work at Tesla Motors, that will drive shareholder value in the years to come.

The Tesla Roadster – A Global Icon of EV Technology

Our Roadster continues to show the world how fun electric driving can be. Roadster owners – including me – in over 30 countries now experience the thrill of unbridled electric propulsion every day. By June of 2010, we had rolled the feedback from these customers into the new Roadster 2.5. As a result, we made a great car even better. With new features and styling we extended the success of the Roadster as we expanded the footprint of Tesla around the globe. Indeed, in 2010 we opened stores throughout Europe and Asia, including Paris, Tokyo and Milan.

Model S – The Archetypal EV That Changes Everything

This past year, our team wrote an incredible first chapter in the Model S story. It opened with a bold vision for the car and some CAD files. The year closed with an Alpha build cutting turns beautifully through rural California.

Model S will be the world's first premium sedan designed from the ground up as an electric vehicle. Having the unique opportunity to combine the world's finest vehicle design and engineering teams with the most advanced EV drivetrain on the planet allows us to tease out an unprecedented array of advantages in Model S.

The car will offer consumers an amazing combination of performance, safety and convenience at a price that is about half that of the Roadster. After having driven a Model S prototype, I am confident that this will be the best vehicle, not just the best electric vehicle, on the road in 2012. Our customers have expressed similar enthusiasm–as of the writing of this letter we have over 4,000 reservations for Model S. This represents most of the first year's planned production run.

We're going to build Model S in our own Tesla Factory in Fremont, California. We purchased an existing automotive facility just 30 minutes from our corporate offices. This has permitted us to co-locate our manufacturing and engineering teams, allowing them to collaborate in real time to enhance the reliability and quality of Model S. We are methodically installing state-of-the art manufacturing equipment in every shop at the facility and look forward to opening this facility and sharing it with you in the months to come.

Powertrain Business & Strategic Partnerships

2010 was an exciting time for both Tesla and our powertrain partners. We began the year producing batteries and chargers for Daimler's Smart fortwo electric drive and rapidly expanded that program throughout the year. Daimler also awarded us a development contract for their A-Class EVs to be piloted in Europe. During the year, we completed development work and then moved to production shipments of batteries for the A-Class test fleet. Last year we also established our second powertrain partnership, with Toyota Motors, following their $50 million investment in Tesla concurrent with our IPO. We are excited about helping Toyota re-introduce the RAV4 EV in

2012, and are developing an entire powertrain for that vehicle. Finally, we deepened our long-standing partnership with Panasonic, as they invested $30 million in Tesla during the fourth quarter of 2010. Together we are making significant progress on an automotive-specific energy cell.

Driving Ahead

2011 will be a year of laser-like focus on Model S. Our engineering and manufacturing teams are working to ensure that Model S is a truly awesome vehicle by every measure. As enthused as I am about the development process, we are even more excited to thrill our customers with the first Model S deliveries in mid-2012.

The Model S has an innovative, compact, and adaptable platform on which other new models can be easily launched. Tesla designers are already working on our second vehicle to use this platform – the Model X crossover. Other vehicles will follow off this platform as we extend our vehicle line up.

At the same time, we will collaborate closely with our strategic partners to continually innovate the world's best EV powertrain systems. For years to come, Tesla powertrains will be featured in small SUVs, vans, city cars and other vehicles based on these joint efforts.

As Tesla's largest shareholder, I continue to be very optimistic about our future prospects. This confidence stems from our impressive track record, but ultimately is based on the strength of our outstanding Tesla team. Together we are driving ahead.



Elon Musk

Chairman, Product Architect and Chief Executive Officer



NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS
June 1, 2011

To Stockholders of Tesla Motors, Inc.:

Notice is hereby given that the 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") of Tesla Motors, Inc., a Delaware corporation, will be held on Wednesday, June 1, 2011, at 9:00 a.m., Pacific time, at TechMart, located at 5201 Great America Parkway, Santa Clara, CA 95054, for the following purposes:

	Agenda Item	Board Vote Recommendation
1.	To elect the three Class I directors listed in the accompanying proxy statement to serve for a term of three years or until their respective successors are duly elected and qualified.	"FOR"
2.	To hold a non-binding vote on executive compensation.	"FOR"
3.	To hold a non-binding vote on the frequency of executive compensation votes.	"EVERY 3 YEARS"
4.	To ratify the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2011.	"FOR"

The preceding items of business are more fully described in the proxy statement filed with the United States Securities and Exchange Commission on April 8, 2011. Any action on the items of business described above may be considered at the 2011 Annual Meeting at the time and on the date specified above or at any time and date to which the 2011 Annual Meeting may be properly adjourned or postponed.

We are taking advantage of a relatively new United States Securities and Exchange Commission rule that allows us to furnish our proxy materials over the Internet to all of our stockholders rather than in paper form. We believe that this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without impacting our stockholders' timely access to this important information. Accordingly, stockholders of record at the close of business on April 4, 2011, will receive a Notice of Internet Availability of Proxy Materials and may vote at the 2011 Annual Meeting (the "Notice of Internet Availability") and any postponements or adjournments of the meeting. The Notice of Internet Availability is being distributed to stockholders on or about April 8, 2011.

Your vote is very important. Whether or not you plan to attend the 2011 Annual Meeting, we encourage you to read the proxy statement and vote as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "*Questions and Answers About the 2011 Annual Meeting and Procedural Matters*" and the instructions on the Notice of Internet Availability.

All stockholders are cordially invited to attend the 2011 Annual Meeting in person. Any stockholder attending the 2011 Annual Meeting may vote in person even if such stockholder has previously voted by another method, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the 2011 Annual Meeting.

Thank you for your ongoing support of Tesla.

By Order of the Board of Directors of Tesla Motors, Inc.

Elon Musk
Chief Executive Officer, Product Architect and Chairman

PROXY STATEMENT
FOR 2011 ANNUAL MEETING OF STOCKHOLDERS

Table of Contents

TESLA MOTORS, INC.
3500 Deer Creek Road
Palo Alto, California 94304

PROXY STATEMENT
FOR 2011 ANNUAL MEETING OF STOCKHOLDERS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 1, 2011

The proxy statement and annual report to stockholders are available at www.envisionreports.com/TSLA.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are pleased to provide access to our proxy materials over the Internet to all of our stockholders rather than in paper form. Accordingly, a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") has been mailed to our stockholders on or about April 8, 2011. Stockholders will have the ability to access the proxy materials on the website listed above, or to request a printed set of the proxy materials be sent to them by following the instructions in the Notice. By furnishing a Notice and access to our proxy materials by the Internet, we are lowering the costs and reducing the environmental impact of our annual meeting.

The Notice of Internet Availability will also provide instructions on how you may request that we send future proxy materials to you electronically by electronic mail or in printed form by mail. If you choose to receive future proxy materials by electronic mail, you will receive an electronic mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by electronic mail or printed form by mail will remain in effect until you terminate it. We encourage you to choose to receive future proxy materials by electronic mail, which will allow us to provide you with the information you need in a more timely manner, will save us the cost of printing and mailing documents to you and will conserve natural resources.

QUESTIONS AND ANSWERS ABOUT THE 2011 ANNUAL MEETING AND PROCEDURAL MATTERS

Q: Why am I receiving these proxy materials?

A: The Board of Directors of Tesla Motors, Inc. is providing these proxy materials to you in connection with the solicitation of proxies for use at Tesla's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") to be held Wednesday, June 1, 2011, at 9:00 a.m., Pacific time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth in this proxy statement. These proxy materials are being distributed to you on or about April 8, 2011. As a stockholder, you are invited to attend the 2011 Annual Meeting and are requested to vote on the proposals described in this proxy statement.

Q: Where is the 2011 Annual Meeting?

A: The 2011 Annual Meeting will be held at TechMart, located at 5201 Great America Parkway, Santa Clara, CA 95054. Stockholders may request directions to TechMart in order to attend the 2011 Annual Meeting by calling (650) 681-5000 or by visiting http://ir.teslamotors.com/contactus.cfm.

Q: Can I attend the 2011 Annual Meeting?

A: You are invited to attend the 2011 Annual Meeting if you were a stockholder of record or a beneficial owner as of April 4, 2011 (the "Record Date"). You should bring photo identification for entrance to the 2011 Annual Meeting. The meeting will begin promptly at 9:00 a.m., Pacific time and you should leave ample time for the check-in procedures.

Q: Who is entitled to vote at the 2011 Annual Meeting?

A: You may vote your shares of Tesla common stock if our records show that you owned your shares at the close of business on the Record Date. At the close of business on the Record Date, there were 95,567,940 shares of Tesla common stock outstanding and entitled to vote at the 2011 Annual Meeting. You may cast one vote for each share of common stock held by you as of the Record Date on all matters presented.

As of the Record Date, holders of common stock are eligible to cast an aggregate of 95,567,940 votes at the 2011 Annual Meeting.

Q: What is the difference between holding shares as a stockholder of record or as a beneficial owner?

A: If your shares are registered directly in your name with Tesla's transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the "stockholder of record," and the Notice of Internet Availability has been sent directly to you by Tesla. As the stockholder of record, you have the right to grant your voting proxy directly to Tesla or to a third party, or to vote in person at the 2011 Annual Meeting.

If your shares are held by a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name," and the Notice of Internet Availability has been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote your shares. Please refer to the voting instruction card provided by your broker, trustee or nominee. You are also invited to attend the 2011 Annual Meeting. However, because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the 2011 Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the 2011 Annual Meeting.

Q: How can I vote my shares in person at the 2011 Annual Meeting?

A: Shares held in your name as the stockholder of record may be voted in person at the 2011 Annual Meeting. Shares held beneficially in street name may be voted in person at the 2011 Annual Meeting only if you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. **Even if you plan to attend the 2011 Annual Meeting, we recommend that you also submit your vote as instructed on the Notice of Internet Availability and below, so that your vote will be counted even if you later decide not to attend the 2011 Annual Meeting.**

Q: How can I vote my shares without attending the 2011 Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the 2011 Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For instructions on how to vote, please refer to the instructions below and those included on the Notice of Internet Availability or, for shares held beneficially in street name, the voting instructions provided to you by your broker, trustee or nominee.

By Internet — Stockholders of record of Tesla common stock with Internet access may submit proxies by following the "Vote by Internet" instructions on the Notice of Internet Availability until 1:00 a.m., Central Time, on June 1, 2011. If you are a beneficial owner of Tesla common stock held in street name, please check the voting instructions provided by your broker, trustee or nominee for Internet voting availability.

By telephone — Stockholders of record of Tesla common stock who live in the United States or Canada may submit proxies by following the "Vote by Telephone" instructions on the Notice of Internet Availability until 1:00 a.m., Central Time, on June 1, 2011. If you are a beneficial owner of Tesla common stock held in street name, please check the voting instructions provided by your broker, trustee or nominee for telephone voting availability.

By mail — Stockholders of record of Tesla common stock may request a paper proxy card from Tesla by following the procedures outlined in the Notice of Internet Availability. If you elect to vote by mail, please indicate your vote by completing, signing and dating the proxy card where indicated and by returning it in the prepaid envelope that will be included with the proxy card. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. Tesla stockholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instructions provided by their brokers, trustees or nominees and mailing them in the accompanying pre-addressed envelopes.

Q: How many shares must be present or represented to conduct business at the 2011 Annual Meeting?

A: The presence of the holders of a majority of the shares entitled to vote at the 2011 Annual Meeting is necessary to constitute a quorum at the 2011 Annual Meeting. Such stockholders are counted as present at the meeting if (1) they are present in person at the 2011 Annual Meeting or (2) have properly submitted a proxy.

Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for the purposes of determining whether a quorum is present at the 2011 Annual Meeting.

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Q: What proposals will be voted on at the 2011 Annual Meeting?

A: The proposals scheduled to be voted on at the 2011 Annual Meeting are:

- The election of the three Class I directors listed in this proxy statement to serve for a term of three years or until their respective successors are duly elected and qualified;
- A non-binding vote on executive compensation;
- A non-binding vote on the frequency of executive compensation votes; and
- The ratification of the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2011.

Q: What is the voting requirement to approve each of the proposals?

A:

Proposal	Vote Required	Broker Discretionary Voting Allowed
Proposal One — Election of three Class I directors	Plurality of Votes Cast	No
Proposal Two — Non-binding vote on executive compensation	Majority of the Shares Entitled to Vote and Present in Person or Represented by Proxy	No
Proposal Three — Non-binding vote on the frequency of the non-binding vote on executive compensation	Plurality of Votes Cast	No
Proposal Four — Ratification of the appointment of independent registered public accounting firm	Majority of the Shares Entitled to Vote and Present in Person or Represented by Proxy	Yes

Q: How are votes counted?

A: You may vote "FOR" or "WITHHOLD" on each of the nominees for election as director (Proposal One). The three nominees for director receiving the highest number of affirmative votes will be elected as directors. Therefore, abstentions will not affect the outcome of the election.

You may vote "FOR," "AGAINST" or "ABSTAIN" on the proposals to approve, by non-binding vote, executive compensation (Proposal Two) and to ratify the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm (Proposal Four). **Abstentions are deemed to be votes cast and have the same effect as a vote against these proposals.**

You may vote to recommend, by non-binding vote, the frequency of executive compensation votes (Proposal Three), for a vote every one, two or three years, or may abstain from voting. If you abstain from voting on this proposal, the abstention will not have an effect on the outcome of the vote.

All shares entitled to vote and represented by properly executed proxies received prior to the 2011 Annual Meeting (and not revoked) will be voted at the 2011 Annual Meeting in accordance with the instructions indicated.

Q: What if I do not specify how my shares are to be voted?

A: You may vote "FOR" or "WITHHOLD" on each of the nominees for election as director (Proposal One). The three nominees for director receiving the highest number of affirmative votes will be elected as directors. Therefore, abstentions will not affect the outcome of the election.

If you are a stockholder of record and you submit a proxy, but you do not provide voting instructions, your shares will be voted as recommended by the Board of Directors.

If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under recent regulations, brokers and other nominees have the discretion to vote on routine matters such as Proposal Four but do not have discretion to vote on non-routine matters such as Proposals One, Two and Three. Therefore, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may only vote your shares on Proposal Four and any other routine matters properly presented for a vote at the 2011 Annual Meeting.

Q: What is the effect of a broker non-vote?

A: Brokers or other nominees who hold shares of Tesla's common stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner at least ten days prior to the 2011 Annual Meeting. A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares. Broker non-votes will be counted for purposes of calculating whether a quorum is present at the 2011 Annual Meeting, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal. Thus, a broker non-vote will not impact our ability to obtain a quorum and will not otherwise affect the outcome of the vote on a proposal that requires a plurality of votes cast (Proposals One and Three) or the approval of a majority of the votes present in person or represented by proxy and entitled to vote (Proposal Two).

Q: What is the effect of not casting a vote at the 2011 Annual Meeting?

A: If you are the stockholder of record of your shares and you do not vote by proxy card, by telephone, via the Internet or in person at the 2011 Annual Meeting, your shares will not be voted at the 2011 Annual Meeting.

If you are a beneficial owner of shares held in street name, it is critical that you provide voting instructions if you want it to count in the election of directors (Proposal One), the non-binding vote on executive compensation (Proposal Two), and the non-binding vote on the frequency of executive compensation votes (Proposal Three). In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors as they felt appropriate. Recent changes in regulation were made to take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis, as well to vote your uninstructed shares in non-binding proposals related to executive compensation. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in these matters, no votes will be cast on your behalf. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of Tesla's independent registered public accounting firm (Proposal Four).

Q: How does the Board of Directors recommend that I vote?

A: The Board of Directors recommends that you vote your shares:

- "**FOR**" the three nominees for election as directors (Proposal One);
- "**FOR**" the approval, by non-binding vote, of executive compensation (Proposal Two);
- "**EVERY 3 YEARS**" for the approval, by non-binding vote, of a triennial executive compensation vote (Proposal Three); and
- "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm for the fiscal year ending December 31, 2011 (Proposal Four).

Q: What happens if additional matters are presented at the 2011 Annual Meeting?

A. If any other matters are properly presented for consideration at the 2011 Annual Meeting, including, among other things, consideration of a motion to adjourn the 2011 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders, Elon Musk and Deepak Ahuja, or either of them, will have discretion to vote on those matters in accordance with their best judgment. Tesla does not currently anticipate that any other matters will be raised at the 2011 Annual Meeting.

Q: Can I change my vote?

A: Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the 2011 Annual Meeting.

If you are the stockholder of record, you may change your vote (1) by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the voting methods described above (and until the applicable deadline for each voting method), (2) by providing a written notice of revocation to Tesla's Corporate Secretary at Tesla Motors, Inc., 3500 Deer Creek Road, Palo Alto, CA 94304 prior to your shares being voted, or (3) by attending the 2011 Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If you are a beneficial owner of shares held in street name, you may change your vote by (1) submitting new voting instructions to your broker, trustee or nominee or (2) if you have obtained a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote your shares, by attending the 2011 Annual Meeting and voting in person.

Q: What happens if I decide to attend the 2011 Annual Meeting, but I have already voted or submitted a proxy card covering my shares?

A: Subject to any rules your broker, trustee or nominee may have, you may attend the 2011 Annual Meeting and vote in person even if you have already voted or submitted a proxy card. Any previous votes that were submitted by you will be superseded by the vote you cast at the 2011 Annual Meeting. Please be aware that attendance at the 2011 Annual Meeting will not, by itself, revoke a proxy.

If a broker, trustee or nominee beneficially holds your shares in street name and you wish to attend the 2011 Annual Meeting and vote in person, you must obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares.

Q: What should I do if I receive more than one set of Notices or voting materials?

A: You may receive more than one set of Notices or voting materials, including multiple copies of proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate Notice or voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each Tesla proxy card or voting instruction card that you receive to ensure that all your shares are voted.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Tesla or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to Tesla management.

Q: Who will serve as inspector of election?

A: The inspector of election will be Computershare Trust Company, N.A.

Q: Where can I find the voting results of the 2011 Annual Meeting?

A: We intend to announce preliminary voting results at the 2011 Annual Meeting and will publish final results in our Current Report on Form 8-K, which will be filed with the SEC within four (4) business days of the 2011 Annual Meeting.

Q: Who will bear the cost of soliciting votes for the 2011 Annual Meeting?

A: Tesla will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners for their reasonable expenses in forwarding solicitation material to such beneficial owners. Our directors, officers and employees may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur.

Q: What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

A: You may submit proposals, including recommendations of director candidates, for consideration at future stockholder meetings.

For inclusion in Tesla's proxy materials – Stockholders may present proper proposals for inclusion in Tesla's proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to Tesla's Corporate Secretary in a timely manner. In order to be included in the proxy statement for the 2012 annual meeting of stockholders, stockholder proposals must be received by Tesla's Corporate Secretary no later than December 10, 2011, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

To be brought before annual meeting – In addition, Tesla's bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders.

In general, nominations for the election of directors may be made (1) by or at the direction of the Board of Directors, or (2) by a stockholder who has delivered written notice to Tesla's Corporate Secretary within the Notice Period (as defined below) and who was a stockholder at the time of such notice and as of the record date. The notice must contain specified information about the nominees and about the stockholder proposing such nominations.

Tesla's bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting given by or at the direction of the Board of Directors, (2) properly brought before the meeting by or at the direction of the Board of Directors or (3) properly brought before the meeting by a stockholder who has delivered written notice to Tesla's Corporate Secretary within the Notice Period (as defined below) and who was a stockholder at the time of such notice and as of the record date. The notice must contain specified information about the matters to be brought before such meeting and about the stockholder proposing such matters.

The "Notice Period" is defined as that period not less than 45 days nor more than 75 days prior to the one year anniversary of the date on which Tesla mailed its proxy materials to stockholders in connection with the previous year's annual meeting of stockholders. As a result, the Notice Period for the 2012 annual meeting of stockholders will start on January 24, 2012 and end on February 23, 2012.

If a stockholder who has notified Tesla of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, Tesla need not present the proposal for vote at such meeting.

A copy of the full text of the bylaw provisions discussed above may be obtained by writing to Tesla's Corporate Secretary at our principal executive offices or by accessing Tesla's filings on the SEC's website at www.sec.gov. All notices of proposals by stockholders, whether or not included in Tesla's proxy materials, should be sent to Tesla's Corporate Secretary at our principal executive offices.

Q: How may I obtain a separate copy of the Notice of Internet Availability or the 2010 Annual Report?

A: If you share an address with another stockholder, each stockholder may not receive a separate copy of the Notice of Internet Availability and 2010 Annual Report. Stockholders may request to receive separate or additional copies of the Notice of Internet Availability and 2010 Annual Report by calling (650) 681-5000 or by writing to Tesla Motors, Inc., 3500 Deer Creek Road, Palo Alto, CA 94304, Attention: Investor Relations. Stockholders who share an address and receive multiple copies of the Notice of Internet Availability and 2010 Annual Report can also request to receive a single copy by following the instructions above.

Q: Who can help answer my questions?

A: Please contact our Investor Relations department by calling (650) 681-5000, by writing to Tesla Motors, Inc., 3500 Deer Creek Road, Palo Alto, CA 94304, Attention: Investor Relations or by electronic mail at ir@teslamotors.com.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

Tesla's Board of Directors currently consists of eight members who are divided into three classes with staggered three-year terms. Each director holds office until that director's successor is duly elected and qualified or until his earlier death or resignation. Our bylaws permit our Board of Directors to establish by resolution the authorized number of directors, and eight directors are currently authorized. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

Nominees for Class I Directors

Three candidates have been nominated for election as Class I directors at the 2011 Annual Meeting for a three-year term expiring in 2014. Upon recommendation of the Nominating and Governance Committee, the Board of Directors has nominated **Elon Musk, Stephen T. Jurvetson** and **Herbert Kohler** for re-election as Class I directors. Biographical information about each of the nominees is contained in the following section. A discussion of the qualifications, attributes and skills of each nominee that led our Board of Directors and the Nominating and Governance Committee to the conclusion that he should continue to serve as a director has been added following each of the director and nominee biographies.

If you are a record holder and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted FOR the re-election of Messrs. Musk, Jurvetson and Kohler. Tesla expects that Messrs. Musk, Jurvetson and Kohler will accept such nomination; however, in the event that a nominee is unable or declines to serve as a director at the time of the 2011 Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board of Directors to fill such vacancy. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on your proxy card or when you vote by telephone or over the Internet. If you hold your shares in street name and you do not give voting instructions to your broker, your broker will leave your shares unvoted on this matter.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF ELON MUSK, STEPHEN T. JURVETSON AND HERBERT KOHLER.

Information Regarding the Board of Directors and Director Nominees

The names of the members of Tesla's Board of Directors and Tesla's proposed director nominees, their respective ages, their positions with Tesla and other biographical information as of March 31, 2011, are set forth below. Except for Messrs. Elon Musk and Kimbal Musk who are brothers, there are no other family relationships among any of our directors or executive officers.

Name	Age	Position
Elon Musk	39	Chief Executive Officer, Product Architect and Chairman
H.E. Ahmed Saif Al Darmaki	38	Director
Brad W. Buss (1)(2)(3)	47	Director
Ira Ehrenpreis (2)(3)	42	Director
Antonio J. Gracias (1)(2)(3)(4)	40	Director
Stephen T. Jurvetson (1)	44	Director
Herbert Kohler	58	Director
Kimbal Musk	37	Director

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Governance Committee
(4) Lead Independent Director

Elon Musk has served as our Chief Executive Officer since October 2008 and as Chairman of our board of directors since April 2004. Mr. Musk has also served as Chief Executive Officer, Chief Technology Officer and Chairman of Space Exploration Technologies Corporation, a company which is developing and launching advanced rockets for satellite and eventually human transportation, since May 2002, and as Chairman of SolarCity, a solar installation company, since July 2006. Prior to joining Space Exploration Corporation, Mr. Musk co-founded PayPal, an electronic payment system, which was acquired by eBay in October 2002, and Zip2 Corporation, a provider of Internet enterprise software and services, which was acquired by Compaq in March 1999. Mr. Musk holds a B.A. in physics at the University of Pennsylvania and a B.S. in business from the Wharton School of the University of Pennsylvania.

We believe that Mr. Musk possesses specific attributes that qualify him to serve as a member of our Board of Directors, including the perspective and experience he brings as our Chief Executive Officer, one of our founders and our largest stockholder, which brings historic knowledge, operational expertise and continuity to our Board of Directors.

H.E. Ahmed Saif Al Darmaki has been a member of our Board of Directors since September 2009. Mr. Al Darmaki currently serves as the Vice Chairman of the Board of Directors of the Abu Dhabi National Energy Company PJSC (TAQA), which is a publicly listed global energy sector company on the Abu Dhabi Securities Exchange. From September 1999 to December 2010, Mr. Al Darmaki has been Planning & Development Director of Abu Dhabi Water and Electricity Authority, which manages the generation, transmission and distribution of water and electricity in the Emirate of Abu Dhabi. Mr. Al Darmaki holds a B.S. in business administration and finance from United Arab Emirates University and an M.B.A. from the Zayed University.

We believe that Mr. Al Darmaki possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experience with both international public and private companies and his experience in the energy sector.

Brad W. Buss has been a member of our Board of Directors since November 2009. Since August 2005, Mr. Buss has been Executive Vice President of Finance and Administration and Chief Financial Officer of Cypress Semiconductor Corporation (NASDAQ: CY), a semiconductor design and manufacturing company. Prior to joining Cypress, Mr. Buss served as Vice President of Finance at Altera Corp., a semiconductor design and manufacturing company, from March 2000 to March 2001 and from October 2001 to August 2005. From March 2001 to October 2001, Mr. Buss served as the Chief Financial Officer of Zaffire, Inc., a developer and manufacturer of optical networking equipment. Mr. Buss holds a B.S. in economics from McMaster University and an honors business administration degree, majoring in finance and accounting, from the University of Windsor.

We believe that Mr. Buss possesses specific attributes that qualify him to serve as a member of our Board of Directors and to serve as chair of our audit committee, including his executive experience and his financial and accounting expertise with both public and private companies.

Ira Ehrenpreis has been a member of our Board of Directors since May 2007. Mr. Ehrenpreis has been with Technology Partners, a venture capital firm, since 1996. He is presently a managing member of the firm and leads Technology Partners' Cleantech practice. In the venture capital community, he serves on the Board of the National Venture Capital Association and the Western Association of Venture Capitalists and is the Co-Chairman of the VCNetwork, an organization comprising more than 1,000 venture capitalists. In the cleantech sector, he has served on several industry boards, including the American Council on Renewable Energy and the Cleantech Venture Network (Past Chairman of Advisory Board), and has been the Chairman of the Clean-Tech Investor Summit in 2005, 2006, 2007, 2008, 2009, 2010 and 2011. Mr. Ehrenpreis holds a B.A. from the University of California, Los Angeles and a J.D. and M.B.A. from Stanford University.

We believe that Mr. Ehrenpreis possesses specific attributes that qualify him to serve as a member of our Board of Directors and serve as chair of our nominating and corporate governance committee and chair of our compensation committee, including his experience in the cleantech and venture capital industries.

Antonio J. Gracias has been a member of our Board of Directors since May 2007 and has served as our Lead Independent Director since September 2010. Since 2003, Mr. Gracias has been Chief Executive Officer of Valor Management Corp., a private equity firm. Mr. Gracias holds a joint B.S. and M.S. degree in international finance and economics from the Georgetown University School of Foreign Service and a J.D. from the University of Chicago Law School.

We believe that Mr. Gracias possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his management experience with a nationally recognized private equity firm and his operations management and supply chain optimization expertise.

Stephen T. Jurvetson has been a member of our Board of Directors since June 2009. Since 1995, Mr. Jurvetson has been a Managing Director of Draper Fisher Jurvetson, a venture capital firm. Mr. Jurvetson is a director of NeoPhotonics Corporation, Synthetic Genomics Inc. and Space Exploration Technologies Corporation, among others. Mr. Jurvetson holds B.S. and M.S. degrees in electrical engineering from Stanford University and an M.B.A. from the Stanford Business School.

We believe that Mr. Jurvetson possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experience in the venture capital industry and his years of business and leadership experience.

Herbert Kohler has been a member of our Board of Directors since May 2009. Since 1976, Dr. Kohler has served in various positions at Daimler AG ("Daimler"), an automobile manufacturer, most recently as Vice President of Group Research & Advanced Engineering e-drive & Future Mobility and Chief Environmental Officer since April 2009. In August 2006, Dr. Kohler was appointed head of Daimler's Group Research & Advanced Engineering Vehicle and Powertrain. From October 2000 to August 2006, Dr. Kohler served as vice president for Daimler's Body and Powertrain Research. Dr. Kohler holds a Diploma and Ph.D. in engineering from Stuttgart University.

We believe that Dr. Kohler possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his management experience with a multinational automobile manufacturer, his experience in advanced vehicle technologies and his general strategic and operational experience in the automobile industry.

Kimbal Musk has been a member of our Board of Directors since April 2004. Since June 2006, Mr. Musk has been Chief Executive Officer of OneRiot, Inc., an internet software company based in Boulder, Colorado. Since January 2004, Mr. Musk has been the owner of The Kitchen, a USA Today Top Ten restaurant. In November 1995, Mr. Musk co-founded Zip2 Corporation, a provider of enterprise software and services, which was acquired by Compaq in March 1999. Mr. Musk holds a B.Comm. in business from Queen's University and is a graduate of The French Culinary Institute in New York City.

We believe that Mr. Musk possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his lengthy experience on our Board of Directors, experience with private technology companies and his business experience in retail and consumer markets.

The Class II directors are H.E. Ahmed Saif Al Darmaki, Antonio J. Gracias and Kimbal Musk, and their terms will expire at the annual meeting of stockholders to be held in 2012. The Class III directors are Brad W. Buss and Ira Ehrenpreis, and their terms will expire at the annual meeting of stockholders to be held in 2013.

See "*Corporate Governance*" and "*Executive Compensation—Compensation of Directors*" below for additional information regarding the Board of Directors.

PROPOSAL TWO

NON-BINDING VOTE ON EXECUTIVE COMPENSATION

General

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables our stockholders to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in accordance with the SEC's rules in the "*Executive Compensation*" section of this proxy statement beginning on page 24 below. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board of Directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Summary of 2010 Executive Compensation Program

Following is a summary of some of the key points of our 2010 executive compensation program:

- Tesla's executive compensation program is designed to be simple and to reflect its startup origins in that compensation consist primarily of salary and stock options for executive officers.
- Mr. Musk's total cash compensation consists of an annual base salary of $33,280, consistent with minimum wage requirements under California law. Mr. Musk, however, currently only accepts $1 per year for his services.
- As of December 31, 2010, Mr. Musk beneficially owned approximately 29.1% of Tesla's outstanding common stock, based on shares outstanding as of and options exercisable within 60 days of December 31, 2010, which significantly aligns his interests with the stockholders' interests. Mr. Musk acquired approximately 26.3% of Tesla's outstanding common stock through direct capital investments he made in Tesla prior to its initial public offering and not through any equity awards given to him as compensation for his services as a director or executive officer. Prior to 2009, Mr. Musk did not receive any equity compensation awards for his services nor did he receive any equity awards in 2010 or to date in 2011.
- Tesla has no cash bonus program for any of its named executive officers.
- Tesla's executive compensation program emphasizes long-term equity awards, including performance-based awards, which strongly aligns our executive officers with the long-term interests of our stockholders.
- Each of the named executive officers is employed at-will and is expected to demonstrate exceptional personal performance in order to continue serving as a member of the executive team.
- Only two of Tesla's named executive officers have severance arrangements which consist of 12 months of accelerated vesting of certain stock options in the event of a termination of employment following a change of control. Tesla generally does not provide any perquisites, tax reimbursements or change in control benefits to the named executive officers that are not available to other employees.

See the "*Executive Compensation*" section beginning on page 24 below for more information.

Tesla believes that the information provided above and within the Executive Compensation section of this proxy statement demonstrates that Tesla's executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Tesla also believes the compensation paid to its executive officers during fiscal 2010 was commensurate with Tesla's financial performance as described further in the Executive Compensation section of the proxy statement.

Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION.

PROPOSAL THREE

NON-BINDING VOTE ON THE FREQUENCY OF THE NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also enables our stockholders to indicate, at least once every six years, how frequently we should seek a non-binding vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal Two beginning on page 12 of this proxy statement. By voting on this Proposal Three, stockholders may indicate whether they would prefer a non-binding vote on named executive officer compensation once every one, two, or three years.

After careful consideration, our Board of Directors has determined that a non-binding vote on executive compensation that occurs triennially is the most appropriate alternative for the Company, and therefore our Board of Directors recommends that you vote for a three-year interval for the non-binding vote on executive compensation.

In formulating its recommendation, our Board of Directors considered that given the nature of our compensation programs, a triennial vote would be sufficient for our stockholders to provide us with their input on our compensation philosophy, policies and practices. A triennial approach provides regular input by stockholders, while allowing time to evaluate the effects of our compensation program on performance over a longer period. We understand that our stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our stockholders on this Proposal.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below:

> "RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a stockholder vote to approve the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on the Company, the Compensation Committee or our Board of Directors in any way, the Board of Directors may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A *TRIENNIAL* VOTE AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION.

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee has selected PricewaterhouseCoopers LLP as Tesla's independent registered public accounting firm to audit the consolidated financial statements of Tesla for the fiscal year ending December 31, 2011, which will include an audit of the effectiveness of Tesla's internal control over financial reporting. PricewaterhouseCoopers LLP and its predecessor entities have audited Tesla's financial statements since fiscal 2004. A representative of PricewaterhouseCoopers LLP is expected to be present at the meeting, will have the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP is not required by our bylaws or other applicable legal requirements. However, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to Tesla's stockholders for ratification as a matter of good corporate practice. In the event that this selection of an independent registered public accounting firm is not ratified by the affirmative vote of a majority of the shares present and voting at the meeting in person or by proxy, the appointment of the independent registered public accounting firm will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of Tesla and its stockholders.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to Tesla by PricewaterhouseCoopers LLP for the years ended December 31, 2009 and 2010 (in thousands).

	2009	2010
Audit Fees (1)	$ 799	$1,389
Audit-Related Fees (2)	74	39
Tax Fees (3)	294	253
All Other Fees (4)	3	3
Total	$1,170	$1,684

(1) Audit Fees consist of fees billed for professional services rendered for the audit of Tesla's consolidated financial statements included in Tesla's Annual Report on Form 10-K and for the review of the financial statements included in Tesla's Quarterly Reports on Form 10-Q, as well as services that generally only Tesla's independent registered public accounting firm can reasonably provide, including statutory audits and services rendered in connection with SEC filings. The Audit Fees incurred in 2009 and 2010 also include fees of $193 and $383, respectively, related to services performed in connection with Tesla's initial public offering, including comfort letters, consents and review of documents filed with the SEC.

(2) Audit-Related Fees consist of fees billed for professional services rendered in connection with ongoing reporting required under Tesla's loan agreement with the United States Department of Energy.

(3) Tax Fees consist primarily of fees billed for professional services rendered in connection with direct and indirect tax compliance requirements in domestic and foreign tax jurisdictions.

(4) Other Fees consist of an annual license fee of $3 in 2009 and 2010 for use of accounting research software.

Pre-Approval of Audit and Non-Audit Services

Tesla's Audit Committee has adopted a policy for pre-approving the services and associated fees of Tesla's independent registered public accounting firm. Under this policy, the Audit Committee must pre-approve all services and associated fees provided to Tesla by its independent registered public accounting firm, with certain exceptions described in the policy.

All PricewaterhouseCoopers LLP services and fees in fiscal 2009 and 2010 were pre-approved by the Audit Committee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS TESLA'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics

Tesla's Board of Directors sets high standards for Tesla's employees, officers and directors. Tesla is committed to establishing an operating framework that exercises appropriate oversight of responsibilities at all levels throughout the company and managing its affairs consistent with high principles of business ethics. Accordingly, Tesla has adopted a Code of Business Conduct and Ethics, which is applicable to Tesla and its subsidiaries' directors, officers and employees. The Code of Business Conduct and Ethics is available on Tesla's website at: http://ir.teslamotors.com/governance.cfm. Tesla will disclose on its website any amendment to the Code of Business Conduct and Ethics, as well as any waivers of the Code of Business Conduct and Ethics, that are required to be disclosed by the rules of the SEC or The NASDAQ Stock Market LLC ("NASDAQ").

Director Independence

The Board of Directors has determined that, with the exception of Elon Musk, Kimbal Musk and Herbert Kohler, all of its current members are "independent directors" as that term is defined in the listing standards of NASDAQ. In the course of determining the independence of each non-employee director, the Board of Directors considered the annual amount of Tesla's sales to, or purchases from, any company where a non-employee director serves as an executive officer. The Board of Directors determined that any such sales or purchases were made in the ordinary course of business and the amount of such sales or purchases in each of the past three fiscal years was less than 5% of Tesla's or the applicable company's consolidated gross revenues for the applicable year. In addition, the Board of Directors considered all other relevant facts and circumstances, including the director's commercial, accounting, legal, banking, consulting, charitable and familial relationships.

With respect to Mr. Gracias, the Board specifically considered:

- Mr. Gracias is the Chief Executive Officer and a director of Valor Management Corp. ("VMC"). VMC funds are a minority investor in Space Exploration Technologies Corporation ("SpaceX"). Elon Musk, our Chief Executive Officer, Product Architect and Chairman, is also the Chief Executive Officer and a significant stockholder of SpaceX.
- The Elon Musk Revocable Trust dated July 22, 2003 is a limited partner of Valor Equity Partners, L.P. and Valor Equity Partners II, L.P., which are advised by VMC, with a subscription commitment of $2.0 million in each fund out of a total of $120.0 million and $303.5 million, respectively.
- Ops Corp. is a wholly owned subsidiary of VMC, and Mr. Gracias is the President of Ops Corp. During fiscal 2010, the Board considered that an employee of Ops Corp. provided services directly to Tesla and Tesla paid Ops Corp. less than $100,000 for such services rendered.

The Board of Directors has concluded that none of the foregoing relationships would impede the exercise of independent judgment by Mr. Gracias.

With respect to Mr. Jurvetson, the Board of Directors specifically considered:

- Mr. Jurvetson is a managing director of Draper Fisher Jurvetson ("DFJ"). DFJ is a significant stockholder of SpaceX and Mr. Jurvetson is a director of SpaceX.
- DFJ is a significant stockholder of SolarCity Corporation, a private company of which Elon Musk is the Chairman. In January 2011, Tesla entered into a professional services agreement with SolarCity under which Tesla would subcontract a variety of design, engineering and consulting services to the California Public Utilities Commission on behalf of SolarCity.
- The Elon Musk Revocable Trust dated July 22, 2003 is a limited partner of Draper Fisher Jurvetson Fund X, L.P., with a subscription commitment of $250,000.

The Board of Directors has concluded that none of the foregoing relationships would impede the exercise of independent judgment by Mr. Jurvetson.

With respect to Mr. Ehrenpreis, the Board of Directors specifically considered:

- Mr. Ehrenpreis is a minority investor in SpaceX.

The Board of Directors has concluded that the foregoing relationship would not impede the exercise of independent judgment by Mr. Ehrenpreis.

Board Leadership Structure

Elon Musk has served as Chief Executive Officer since October 2008 and as Chairman of the Board of Directors since April 2004. We have had a Lead Independent Director since 2010, and the current Lead Independent Director is Antonio J. Gracias, the Chief Executive Officer of Valor Management Corporation. The Board of Directors believes that its current leadership structure, in which the positions of Chairman and Chief Executive Officer are held by Mr. Musk, together with a Lead Independent Director with broad authority, is appropriate at this time and provides the most effective leadership for Tesla in a highly competitive and rapidly changing technology industry. In addition, our corporate governance policies and practices provide for oversight of Tesla's business and senior management by experienced independent directors and minimize any potential conflicts that may result from combining the positions of Chairman and CEO. The Board believes that an important component of the Board's leadership structure is having an effective Lead Independent Director in place with broad authority to direct the actions of the independent directors and regularly communicate with the CEO. The role of Lead Independent Director is currently held by Mr. Gracias, who has been a director of Tesla since May 2007 and was appointed as the Lead Independent Director in September 2010. As Lead Independent Director, among other things, Mr. Gracias:

- prepares the agenda and approves materials for meetings of the independent directors;
- consults with the Chief Executive Officer and Chairman regarding Board meeting agendas, schedules and materials;
- communicates with the Chief Executive Officer and Chairman;
- acts as a liaison between the Chief Executive Officer and Chairman and the independent directors when appropriate;
- raises issues with management on behalf of the independent directors;
- annually reviews, together with the Nominating and Governance Committee, the Board's performance during the prior year; and
- serves as the Board's liaison for consultation and communication with shareholders as appropriate.

Tesla also has a mechanism for shareholders to communicate directly with non-management directors (see "*Contacting the Board of Directors*" below).

In addition, the board has three standing committees — Audit, Compensation, and Nominating and Governance, which are each further described below. Each of the board committees is comprised solely of independent directors, and each committee has a separate chair. Our independent directors generally meet in executive session at each regularly scheduled Board meeting, and at such other times as necessary or appropriate as determined by the independent directors. In addition, on an annual basis, as part of our governance review and succession planning, the Board of Directors (led by the Nominating and Governance Committee) evaluates our leadership structure to ensure that it remains the optimal structure for Tesla.

Board Role in Risk Oversight

The Board of Directors is responsible for overseeing the major risks facing the Company while management is responsible for assessing and mitigating the Company's risks on a day-to-day basis. In addition, the Board has delegated oversight of certain categories of risk to the Audit and Compensation Committees. The Audit Committee reviews and discusses with management significant financial and nonfinancial risk exposures and the steps management has taken to monitor, control and report such exposures. The Compensation Committee oversees management of risks relating to the Company's compensation plans and programs. In performing their oversight responsibilities, the Board and Audit Committee periodically discuss with management the Company's policies with respect to risk assessment and risk management. The Audit and Compensation Committees report to the Board as appropriate on matters that involve specific areas of risk that each Committee oversees.

Employee Compensation Risks

Tesla's management and the Compensation Committee have assessed the risks associated with Tesla's compensation policies and practices for all employees, including non-executive officers. Based on the results of this assessment, Tesla does not believe that its compensation policies and practices for all employees, including non-executive officers, create risks that are reasonably likely to have a material adverse effect on Tesla.

Board Meetings and Committees

During fiscal 2010, the Board of Directors held eight (8) meetings. Other than Messrs. Al Darmaki and Kohler, each of the directors attended or participated in 75% or more of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which he served during the past fiscal year. The Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of Messrs. Buss, Gracias and Jurvetson, each of whom is "independent" as such term is defined for audit committee members by the listing standards of NASDAQ. Mr. Buss is the chairperson of the Audit Committee. The Board of Directors has determined that Mr. Buss is an "audit committee financial expert" as defined in the rules of the SEC.

The Audit Committee is responsible for, among other things:

- reviewing and approving the selection of Tesla's independent auditors, and approving the audit and non-audit services to be performed by Tesla's independent auditors;
- monitoring the integrity of Tesla's financial statements and Tesla's compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
- reviewing the adequacy and effectiveness of Tesla's internal control policies and procedures;
- discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors Tesla's interim and year-end operating results; and
- preparing the audit committee report that the SEC requires in Tesla's annual proxy statement.

The Audit Committee held seven (7) meetings during the last fiscal year. The Audit Committee has adopted a written charter approved by the Board of Directors, which is available on Tesla's website at: http://ir.teslamotors.com/governance.cfm.

The Audit Committee Report is included in this proxy statement on page 47.

Compensation Committee

The Compensation Committee is currently comprised of Messrs. Buss, Ehrenpreis and Gracias, each of whom qualifies as an independent director under the listing standards of NASDAQ. Mr. Ehrenpreis is the chairperson of the Compensation Committee.

The Compensation Committee is responsible for, among other things:

- overseeing Tesla's compensation policies, plans and benefit programs;
- reviewing and approving for Tesla's executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensations or arrangements;
- preparing the compensation committee report that the SEC requires to be included in Tesla's annual proxy statement; and
- administering Tesla's equity compensation plans.

The Compensation Committee held four (4) formal meetings and met at least six (6) other times during the last fiscal year. The Compensation Committee has adopted a written charter approved by the Board of Directors, which is available on Tesla's website at: http://ir.teslamotors.com/governance.cfm.

The Compensation Committee Report is included in this proxy statement on page 32.

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of Messrs. Buss, Ehrenpreis and Gracias, each of whom qualifies as an independent director under the listing standards of NASDAQ. Mr. Ehrenpreis is the chairperson of the Nominating and Governance Committee.

The Nominating and Governance Committee is responsible for, among other things:

- assisting the Board of Directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;
- reviewing developments in corporate governance practices and developing and recommending governance principles applicable to the Board of Directors;
- reviewing the succession planning for Tesla's executive officers;
- overseeing the evaluation of Tesla's Board of Directors and management; and
- recommending members for each Board committee to the Board of Directors.

The Nominating and Governance Committee held four (4) formal meetings and met at least six (6) other times during the last fiscal year. The Nominating and Governance Committee has adopted a written charter approved by the Board of Directors, which is available on Tesla's website at: http://ir.teslamotors.com/governance.cfm.

Compensation Committee Interlocks and Insider Participation

Messrs. Buss, Ehrenpreis and Gracias served as members of the Compensation Committee during fiscal 2010. No interlocking relationships exist between any member of Tesla's Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of Tesla or its subsidiaries.

Process for Recommending Candidates for Election to the Board of Directors

The Nominating and Governance Committee is responsible for, among other things, determining the criteria for membership to the Board of Directors and recommending candidates for election to the Board of Directors. It is the policy of the Nominating and Governance Committee to consider recommendations for candidates to the Board of Directors from stockholders. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to Tesla Motors, Inc., 3500 Deer Creek Road, Palo Alto, California 94304, Attention: General Counsel, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and Tesla within the last three years and evidence of the nominating person's ownership of Tesla stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for Board membership, including issues of character, judgment, diversity, age, independence, expertise, corporate experience, length of service, other commitments and the like, personal references, and an indication of the candidate's willingness to serve.

The Nominating and Governance Committee's criteria and process for evaluating and identifying the candidates that it recommends to the full Board of Directors for selection as director nominees are as follows:

- The Nominating and Governance Committee regularly reviews the current composition and size of the Board of Directors.
- The Nominating and Governance Committee oversees an annual evaluation of the performance of the Board of Directors as a whole and evaluates the performance of individual members of the Board of Directors eligible for re-election at the annual meeting of stockholders.
- In its evaluation of director candidates, including the members of the Board of Directors eligible for re-election, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and considers (1) the current size and composition of the Board of Directors and the needs of the Board of Directors and the respective committees of the Board of Directors, (2) such factors as issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like, and (3) such other factors as the Nominating and Governance Committee may consider appropriate.
- While the Nominating and Governance Committee has not established specific minimum qualifications for director candidates, the Nominating and Governance Committee believes that candidates and nominees must reflect a Board that is comprised of directors who (1) are predominantly independent, (2) are of high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business or technology, including their understanding of Tesla's business in particular, (4) have qualifications that will increase overall Board effectiveness and (5) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.
- With regard to candidates who are properly recommended by stockholders or by other means, the Nominating and Governance Committee will review the qualifications of any such candidate, which review may, in the Nominating and Governance Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate, or other actions that the Nominating and Governance Committee deems necessary or proper.
- In evaluating and identifying candidates, the Nominating and Governance Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.
- The Nominating and Governance Committee will apply these same principles when evaluating Board candidates who may be elected initially by the full Board to fill vacancies or add additional directors prior to the annual meeting of stockholders at which directors are elected.

- After completing its review and evaluation of director candidates, the Nominating and Governance Committee recommends to the full Board of Directors the director nominees.

Attendance at Annual Meetings of Stockholders by the Board of Directors

Although Tesla does not have a formal policy regarding attendance by members of the Board of Directors at Tesla's annual meeting of stockholders, Tesla encourages, but does not require, directors to attend.

Insider Trading Policy and Rule 10b5-1 Trading Plans

Tesla has an insider trading policy that prohibits, among other things, short sales, hedging of stock ownership positions, and transactions involving derivative securities relating to Tesla's common stock. In addition, as of December 31, 2010, four of Tesla's executive officers had entered into a Rule 10b5-1 trading plan.

Contacting the Board of Directors

Any stockholder who desires to contact our non-employee directors may do so electronically at the following website: http://ir.teslamotors.com/contactBoard.cfm. Such stockholders who desire to contact our non-employee directors by mail may do so by writing Tesla's Corporate Secretary at Tesla Motors, Inc., 3500 Deer Creek Road, Palo Alto, CA 94304. Our General Counsel receives these communications unfiltered by Tesla, forwards communications to the appropriate committee of the Board of Directors or non-employee director, and facilitates an appropriate response. Please note that requests for investor relations materials should be sent to ir@teslamotors.com.

EXECUTIVE OFFICERS

The names of Tesla's executive officers, their ages, their positions with Tesla and other biographical information as of March 31, 2011, are set forth below. Except for Messrs. Elon Musk and Kimbal Musk who are brothers, there are no other family relationships among any of our directors or executive officers.

Name	Age	Position
Elon Musk	39	Chief Executive Officer, Product Architect and Chairman
Deepak Ahuja	48	Chief Financial Officer
Jeffrey B. Straubel	35	Chief Technology Officer
Gilbert Passin	50	Vice President, Manufacturing
George Blankenship	57	Vice President, Sales and Ownership Experience
Eric S. Whitaker	44	General Counsel and Secretary

Elon Musk. *For a brief biography of Mr. Musk, please see "Proposal One — Election of Directors — Information Regarding the Board of Directors and Director Nominees."*

Deepak Ahuja has served as our Chief Financial Officer since July 2008. Prior to joining us, Mr. Ahuja served in various positions at Ford Motor Company from August 1993 to July 2008, most recently as the Vehicle Line Controller of Small Cars Product Development from July 2006 to July 2008, and as Chief Financial Officer for Ford of Southern Africa from February 2003 to June 2006. Mr. Ahuja also served as the Chief Financial Officer for Auto Alliance International, a joint venture between Ford and Mazda, from September 2000 to February 2003. Mr. Ahuja holds an M.S.I.A. (which was subsequently redesignated as an M.B.A.) from Carnegie Mellon University, a M.S. in materials engineering from Northwestern University and a Bachelors degree in ceramic engineering from Banaras Hindu University in India.

Jeffrey B. Straubel has served as our Chief Technology Officer since May 2005 and previously served as our Principal Engineer, Drive Systems from March 2004 to May 2005. Prior to joining us, Mr. Straubel was the Chief Technical Officer and co-founder of Volacom Inc., an aerospace firm which designed a specialized high-altitude electric aircraft platform, from 2002 to 2004. Mr. Straubel holds a B.S. in energy systems engineering from Stanford University and a M.S. in engineering, with an emphasis on power electronics, microprocessor control and energy conversion, from Stanford University.

Gilbert Passin has served as our Vice President, Manufacturing since January 2010. Prior to joining us, Mr. Passin served in various positions at Toyota Motor Engineering & Manufacturing North America, an automobile manufacturer, from 2005 to January 2010 most recently as a General Manager of Production Engineering for West Coast and previously as a Vice President of Manufacturing, running both large scale production of the Corolla and Matrix models as well as production of the Lexus RX350 at the Toyota Motor Manufacturing Canada Cambridge plant. Mr. Passin also served as a Vice President and General Manager of Volvo Trucks North America at the New River Valley Plant, an automobile manufacturer, from 2002 to 2005 as well as Vice President and General Manager of Mack Trucks Inc. at the Winnsboro Assembly Facility from 2000 to 2002. Mr. Passin holds a National Engineering Degree from Ecole Centrale de Paris.

George Blankenship has served as our Vice President, Sales & Ownership Experience since July 2010. From March 2009 to June 2010, Mr. Blankenship served as a real estate consultant for Microsoft Corporation. From May 2000 to September 2006, he served as Vice President, Real Estate for Apple Computer. Between June 1980 and June 2000, Mr. Blankenship served in various positions with GAP, Inc., most recently as Vice President, Retail Strategy. Mr. Blankenship attended the University of Delaware from 1971 until 1974.

Eric S. Whitaker has served as our general counsel since October 2010. From October 2007 to October 2010, Mr. Whitaker served as Executive Vice President and General Counsel of Avalanche Technology. From December 1999 to July 2006, he served in various positions at Lexar Media, Inc. most recently as Executive Vice President of Corporate Strategy, General Counsel and Corporate Secretary. From October 1995 to December 1999, Mr. Whitaker was an attorney with Latham & Watkins. Mr. Whitaker holds a B.A. in politics from Princeton University and a J.D. from Stanford University Law School.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2010 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

Compensation Philosophy — Introduction

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components. To achieve these goals, we designed, and intend to modify as necessary, our compensation and benefits program and philosophy, to attract, retain and incentivize talented, deeply qualified, and committed executive officers that share our philosophy and desire to work toward these goals. We believe compensation incentives for such executive officers should promote the success of our company and motivate them to pursue corporate objectives, and above all should be structured so as to reward clear, easily measured performance goals that closely align the executive officers' incentives with the long-term interests of stockholders.

In recent years, we have successfully navigated a wide variety of difficult operational and financial challenges and undergone several periods of rapid change that have directly affected the compensation structure of our executive team. The compensation offered to our senior executive officers has historically varied significantly as a result of these circumstances. Subsequently, we have sought to harmonize the compensation structures of senior executive officers and other employees to conform to our overall compensation philosophy.

Our current compensation programs reflect our startup origins in that they consist primarily of salary and stock options for senior executive officers. Consistent with our historical compensation philosophy, except as noted below, we do not currently provide our senior executive officers or other employees with any form of a cash bonus program or any severance provisions providing for continued salary or other benefits upon termination of an executive officer's employment with us or other equity-based compensation, other than option grants. In certain limited cases, we have granted an executive up to 12 months vesting acceleration of certain stock options in the event of a termination of employment following a change of control. To date, we have not formally benchmarked our compensation program against any group of peer companies.

Additionally, as our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require, and at a minimum, we will review executive compensation annually. We anticipate making new equity awards and adjustments to the components of our executive compensation program in connection with our yearly compensation review, which will be based, in part, upon the market analysis performed by Compensia, Inc., a compensation advisory firm, that may include benchmarking against a peer group of companies to be determined in the future and the recommendations to the Compensation Committee by our Chief Executive Officer ("CEO").

Fiscal 2010 Compensation Overview

Our financial and business highlights for fiscal 2010 include the following:

- 2010 revenues were $116.7 million as compared with revenues of $111.9 million reported in the prior year and 2010 gross margin improved to 26%, up from 9% for 2009.
- Tesla completed its initial public offering in which it raised approximately $188.8 million, net of underwriting discounts and commissions.

- The first Model S alpha prototype was completed on schedule. Tesla showcased its advanced vehicle engineering capabilities by showing a unique expanded view of the Model S "body-in-white" at the North American International Auto Show in Detroit in January 2011.
- Tesla purchased the manufacturing operations located at the former New United Motor Manufacturing, Inc. ("NUMMI") facility for $42 million and over $17 million of manufacturing equipment and spare parts from NUMMI and Toyota, all of which was acquired at significant discounts compared to new equipment. The equipment will be used in the Tesla Factory in Fremont, the purchase of which closed in October 2011. The facility will become the future home of Model S production, the derivatives on the Model S platform including the company's planned Model X crossover vehicle, and Tesla's planned next generation of high volume, mass-market electric vehicles.
- Daimler increased its orders for the battery pack and charger for the Smart fortwo electric drive from 1,000 sets to 1,800 sets. The fourth quarter of 2010 represented the third quarter in a row in which Tesla delivered a record number of battery packs and chargers for the Smart fortwo electric drive program. Having completed the development of the battery and charger for the Daimler A-class electric vehicle, Tesla is currently delivering production components.
- Toyota and Panasonic both made strategic investments in Tesla of $50 million and $30 million, respectively. In addition, Toyota and Tesla entered into agreements for the development of an integrated powertrain system to be installed in the Toyota RAV4 EV. Tesla and Panasonic are continuing their development of next generation battery cells designed specifically for electric vehicles.

As described in more detail below and in the compensation tables that follow this compensation discussion and analysis, our compensation structure applicable to our named executive officers did not change significantly during fiscal 2010:

- Our CEO continues to work for an annual base salary of $33,280, consistent with minimum wage requirements under California law, and still accepts only $1 in salary.
- Our other executive officers' salaries increased by a range of 4.0% to 17.1% in order to align them more closely with comparable post-IPO companies.
- Our compensation program is still predominantly in the form of stock options, including performance-based awards, designed to promote long-term stockholder interests.
- We have no cash bonus program for any of our named executive officers.
- We have limited severance provisions providing for continued salary or other benefits upon termination of an executive officer's employment with us.

Role of the Compensation Committee in Setting Executive Compensation

The Compensation Committee has overall responsibility for recommending to our Board of Directors the compensation of our CEO and determining the compensation of our other executive officers. Members of the Compensation Committee are appointed by the Board of Directors. Currently, the Compensation Committee consists of three members of the Board, Messrs. Buss, Ehrenpreis, and Gracias, none of whom are executive officers of the Company, and Messrs. Buss, Ehrenpreis and Gracias each qualify as (i) an "independent director" under the rules of The Nasdaq Stock Market, and (ii) an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). See the section entitled "*Corporate Governance — Board Meetings and Committees — Compensation Committee.*"

Role of Compensation Consultant

The Compensation Committee has the authority to engage the services of outside consultants to assist it making decisions regarding the establishment of the Company's compensation programs and philosophy. The

Compensation Committee retained Compensia as its compensation consultant in 2009 to advise the Compensation Committee in matters related to CEO compensation and director compensation. The Compensation Committee assisted in an analysis of executive officer compensation in 2010.

Role of Executive Officers in Compensation Decisions

For executive officers other than our CEO, the Compensation Committee has historically sought and considered input from our CEO regarding such executive officers' responsibilities, performance and compensation. Specifically, our CEO recommends base salary increases and equity award levels that are used throughout our compensation plans, and advises the Compensation Committee regarding the compensation program's ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that our CEO believes are qualitatively commensurate with an executive officer's individual qualifications, experience, responsibility level, functional role, knowledge, skills, and individual performance, as well as our company's performance. Our Compensation Committee considers our CEO's recommendations, but may adjust up or down as it determines in its discretion, and approves the specific compensation for all the executive officers. All such compensation determinations are largely discretionary.

Our Compensation Committee meets in executive session, and our CEO generally does not attend Compensation Committee meetings or discussions where recommendations are made regarding his compensation. He is not present during Compensation Committee deliberations or votes on his compensation and also abstains from voting in sessions of the Board of Directors where the Board of Directors acts on the Compensation Committee's recommendations regarding his compensation.

CEO Compensation

In developing compensation recommendations for the CEO, the Compensation Committee has sought both to appropriately reward the CEO's previous and current contributions and to create incentives for the CEO to continue to contribute significantly to successful results in the future. Our CEO, Elon Musk, continues to work for an annual base salary of $33,280, consistent with minimum wage requirements under California law, and he is subject to income taxes based on such base salary. Mr. Musk, however, currently only accepts $1 per year for his services. Prior to December 2009, Mr. Musk also did not receive any equity compensation for his services over a period of five years. In addition to serving as the CEO since October 2008, Mr. Musk has contributed significantly and actively to us since our earliest days in April 2004 by recruiting executives and engineers, contributing to the Tesla Roadster's engineering and design, raising capital for us and bringing investors to us, and raising public awareness of the Company. Further, Mr. Musk has served, and continues to serve, as our Chief Product Architect.

As part of its review of our executive compensation prior to our initial public offering, or IPO, the Compensation Committee requested summary data from Compensia concerning ranges of compensatory equity ownership levels as a percentage of the company by CEOs who have played a significant role in the founding and early stage growth of technology companies. This review included an assessment of founder ownership data in late-stage, pre-IPO companies of similar size and capital to us and founder ownership data of a broad sampling of technology companies at the time of the IPO. The data presented to the Compensation Committee by Compensia analyzed the total beneficial ownership of founder CEOs immediately prior to the IPO. It was noted that the vast majority of these CEOs acquired their equity through compensatory equity grants as opposed to preferred stock acquired via personal investment as was the case with Mr. Musk.

Based on its judgment, a review of competitive market ownership data, and its view that compensation should be tied to clear, measurable performance goals that would best align Mr. Musk with stockholder interests, the Compensation Committee recommended, and in December 2009, the Board adopted a compensation approach for Mr. Musk which provides compensation primarily through stock options designed to promote long-term stockholder interests.

Among the accomplishments achieved during Mr. Musk's involvement that the Compensation Committee felt deserved recognition, the Compensation Committee considered our successful launch of the Tesla Roadster in 2008, the extension of sales to Europe in 2009, our early success in building a well-recognized worldwide brand, and our success in fundraising during the 2008-2009 time period, when despite difficult external conditions, we raised equity financing and entered into the DOE Loan Facility, together totaling more than $500 million.

In recognition of these achievements and to create incentives for future success, the Compensation Committee recommended, and the Board of Directors approved a grant to Mr. Musk of 3,355,986 options to purchase shares of our common stock at an exercise price of $6.63 per share representing 4% of our fully-diluted share base prior to such grant as of December 4, 2009, with 1/4th of the shares subject to the option vesting immediately, and 1/48th of the shares subject to the option scheduled to vest each month thereafter over the next three years, assuming Mr. Musk's continued service to us through each vesting date.

In addition, to create incentives for the attainment of clear performance objectives around a key element of our current business plan — the successful launch and commercialization of the Model S — the Compensation Committee recommended and the Board of Directors approved on December 4, 2009, an additional grant to Mr. Musk of 3,355,986 options to purchase shares of our common stock at an exercise price of $6.63 per share totaling an additional 4% of our fully-diluted shares prior to such grant as of December 4, 2009, with a vesting schedule based entirely on the attainment of performance objectives as follows, assuming Mr. Musk's continued service to us through each vesting date:

- 1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Engineering Prototype (Alpha);
- 1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Validation Prototype (Beta);
- 1/4th of the shares subject to the option are scheduled to vest upon the completion of the first Model S Production Vehicle; and
- 1/4th of the shares subject to the option are scheduled to vest upon the completion of 10,000th Model S Production Vehicle.

The milestones for this option award were designed to reward Mr. Musk for company-based performance goals that align Mr. Musk's compensation with the long-term interests of stockholders and the United States Department of Energy. The milestones were set at levels that are attainable and critical to our success. If Mr. Musk does not meet one or more of the above milestones prior to the fourth anniversary of the date of the grant he will forfeit his right to the unvested portion of the option. The first milestone — the successful completion of the Model S engineering prototype (alpha build) — was completed in December 2010 and approved by the Board of Directors in January 2011; as of the date of this filing, it is the only milestone to have been met.

Elements of Compensation

Our current executive compensation program, which was set by our Compensation Committee, consists of the following components:

- base salary;
- equity-based incentives;
- severance and change of control benefits; and
- other benefits.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward achievement of financial, operational and strategic objectives and align the interests of our named executive officers and other senior personnel with those of our stockholders.

Base Salary

We provide base salary to our named executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. The following table sets forth information regarding the base salary for fiscal year 2010 and 2011 for our named executive officers:

Named Executive Officer	Fiscal 2010 Base Salary ($)	Fiscal 2011 Base Salary ($)
Elon Musk	33,280 (1)	33,280 (1)
Deepak Ahuja	300,000	325,000 (2)
Jeffrey B. Straubel	205,000	240,000 (3)
George Blankenship	300,000	325,000 (4)
Eric S. Whitaker (5)	300,000	300,000

(1) Mr. Musk's salary is based on minimum wage requirements under California law and he is subject to income taxes based on such base salary. Mr. Musk, however, currently only accepts $1 per year for his services. Under California law, Mr. Musk is entitled to the portion of the base salary that he does not receive each year.
(2) Mr. Ahuja's base salary was increased from $300,000 to $325,000 effective August 1, 2010.
(3) Mr. Straubel's base salary was increased from $205,000 to $240,000 effective August 1, 2010.
(4) Mr. Blankenship's base salary was increased from $300,000 to $325,000 effective August 1, 2010.
(5) Mr. Whitaker joined us as our General Counsel in October 2010.

Our Compensation Committee is responsible for setting our CEO's and other executives' base salaries. The base salaries of all executive officers are reviewed annually and adjusted when necessary to reflect individual roles and performance and the competitive market. The completion of key projects or technical milestones is also a factor in salary determinations. Because we typically do not provide bonuses to our executive officers, we also view salary as a key motivation and reward for our executives' overall performance. In January 2011, the Compensation Committee discussed our named executive officers' annual performance reviews and increased the base salaries of Messrs. Straubel, Ahuja and Blankenship as part of the company's annual merit increases and to keep such executive officers' base salaries consistent with those of officers performing comparable jobs at comparable public companies. Mr. Whitaker's base salary was set in connection with his appointment as our General Counsel and reflects his experience, qualifications, the scope of his role, competitive pay practices and prevailing market conditions, internal pay consistency, and retention incentives.

Equity-Based Incentives

Our equity award program is the primary vehicle for offering long-term incentives to our named executive officers. Our equity-based incentives have historically been granted in the form of options to purchase shares of our common stock, including the grant of options at the commencement of employment for the majority of our current named executive officers. We believe that equity grants align the interests of our named executive officers with our stockholders, provide our named executive officers with incentives linked to long-term performance and create an ownership culture. In addition, the vesting feature of our equity grants contributes to executive retention because this feature provides an incentive to our named executive officers to remain in our employ during the vesting period. To date, we have not had an established set of criteria for granting equity awards; instead the Compensation Committee exercises its judgment and discretion, in consultation with our CEO, and considers, among other things, the role and responsibility of the named executive officer, competitive factors, the amount of stock-based equity compensation already held by the named executive officer, and the cash-based compensation received by the named executive officer to determine the level of equity awards that it approves.

We do not have, nor do we plan to establish, any program, plan, or practice to time stock option grants in coordination with releasing material non-public information. The Compensation Committee meets monthly to approve stock option grants, which grants become effective as of the second Monday of the month, in accordance with our equity incentive award grant policy.

In the second quarter of 2010, we made stock option grants to certain members of our management team, including three of our named executive officers, each with a vesting schedule based entirely on the attainment of the following performance objectives which are identical to those performance milestones included in the stock option we granted to our CEO in December 2009:

- $1/4^{th}$ of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Engineering Prototype (Alpha);
- $1/4^{th}$ of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Validation Prototype (Beta);
- $1/4^{th}$ of the shares subject to the option are scheduled to vest upon the completion of the first Model S Production Vehicle; and
- $1/4^{th}$ of the shares subject to the option are scheduled to vest upon the completion of 10,000th Model S Production Vehicle.

If one or more of these milestones is not achieved on or prior to December 4, 2013, each executive officer will forfeit his right to the unvested portion of the option. The first milestone — the successful completion of the Model S engineering prototype (alpha build) — was completed in December 2010 and approved by the Board of Directors in January 2011; as of the date of this filing, it is the only milestone to have been met.

The following table sets forth these performance-based stock option grants to our named executive officers:

Name	Date of Grant	Number of Shares Underlying Option	Exercise Price ($)	Vesting Start Date	Vesting Schedule (1)
Deepak Ahuja	6/12/2010	83,300	14.17	—	Vesting upon the achievement of milestones as described above
Jeffrey B. Straubel	6/12/2010	116,650	14.17	—	Vesting upon the achievement of milestones as described above
George Blankenship	6/12/2010	33,300	14.17	—	Vesting upon the achievement of milestones as described above

(1) In each case, vesting remains subject to continued service through each vesting date.

In addition, during fiscal 2010 the Compensation Committee granted time-based vesting options to our named executive officers as described below.

In June 2010, as an award for his contributions to various patents we were granted, Mr. Straubel was granted an additional option to purchase 2,450 shares of common stock at an exercise price per share of $14.17. This option vests as to 1/48th of the shares subject to the option each month over 48 months, subject to Mr. Straubel's continued service through each such vesting date.

In June 2010, in connection with the commencement of his employment with us, Mr. Blankenship was granted an option to purchase 100,000 shares of common stock at an exercise price per share of $14.17. This option vests as to 1/4th of the shares subject to the option on May 10, 2011 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter over the next 36 months, subject to Mr. Blankenship's continued service through each such vesting date.

In September 2010, in connection with the commencement of his employment with us, Mr. Blankenship was granted an additional option to purchase 25,000 shares of common stock at an exercise price per share of $20.72. This option vests as to 1/48th of the shares subject to the option each month over 48 months, subject to Mr. Blankenship's continued service through each such vesting date.

In October 2010, in connection with his promotion to Vice President, Sales and Ownership Experience, Mr. Blankenship was granted an additional option to purchase 50,000 shares of common stock at an exercise price per share of $20.24. This option vests as to 1/48th of the shares subject to the option each month over 48 months, subject to Mr. Blankenship's continued service through each such vesting date.

In November 2010, Mr. Whitaker was granted an option to purchase 200,000 shares of common stock at an exercise price per share of $24.98. This option vests as to 1/4th of the shares subject to the option on October 27, 2011 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter 1/48th of the shares subject to the option each month over the next 48 months, subject to Mr. Whitaker's continued service through each such vesting date. This grant was made in connection with the commencement of Mr. Whitaker's employment with us, in accordance with the terms of his offer letter, and took into account his new executive position with us, including the size of his base salary and other compensation.

In the first quarter of 2011, we completed performance reviews for our employees and executive officers, and in some cases as a result of these reviews, executive officers received additional stock option grants. The following table sets forth the stock option grants we made to our named executive officers in the first quarter of 2011:

Name	Date of Grant	Number of Shares Underlying Option	Exercise Price ($)	Vesting Start Date	Vesting Schedule (1)
Deepak Ahuja	1/10/11	30,000	28.45	1/10/11	1/48th per month
Jeffrey B. Straubel	1/10/11	50,000	28.45	1/10/11	1/48th per month
George Blankenship	1/10/11	25,000	28.45	1/10/11	1/48th per month

(1) In each case, vesting remains subject to continued service through each vesting date.

Severance and Change of Control Benefits

We have entered into offer letters and other agreements that require specific payments and benefits to be provided to certain of our named executive officers in the event of termination of employment in connection with a change of control. See "*Executive Compensation — Potential Payments Upon Termination or Change of Control.*"

Bonus

Except for a $1,000 patent award we paid to Mr. Straubel, and a sign-on bonus of $100,000 we paid to Mr. Blankenship, we did not provide any cash-based bonus awards to our named executive officers in 2010.

Non-Equity Incentive Plan Compensation

We paid Mr. Blankenship a sales commission of $15,800 based on the number of Tesla Roadsters delivered. We did not provide any non-equity incentive plan compensation to any of our other named executive officers in 2010.

Perks

We generally do not provide any additional perquisites to our named executive officers except in certain limited circumstances. For example, in 2009 we entered into a relocation agreement with Deepak Ahuja, our Chief Financial Officer, to reimburse him for certain relocation expenses.

Benefits

We provide the following benefits to our named executive officers on the same basis provided to all of our employees:

- health, dental and vision insurance;
- life insurance and accidental death and dismemberment insurance;
- a 401(k) plan for which no company match is provided;
- an employee stock purchase plan;
- short-and long-term disability;
- medical and dependent care flexible spending account; and
- a health savings account.

Tax Considerations

We have not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Code. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of us that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A.

Because of the limitations of Internal Revenue Code Section 162(m), we generally receive a federal income tax deduction for compensation paid to our CEO and to certain other highly compensated officers only if the compensation is less than $1,000,000 per person during any fiscal year or is "performance-based" under Code Section 162(m). In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer's total compensation to exceed $1,000,000. Option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that we believe met those requirements. Additionally, under a special Code Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of our initial public offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Code Section 162(m), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the initial public offering occurs. While the Compensation Committee cannot predict how the deductibility limit may impact our compensation program in future years, the Compensation Committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the Compensation Committee intends to consider tax deductibility under Code Section 162(m) as a factor in compensation decisions.

Compensation Committee Report

The Compensation Committee oversees Tesla's compensation policies, plans and benefit programs. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors

Ira Ehrenpreis (Chair)
Brad W. Buss
Antonio J. Gracias

Summary Compensation Table

The following table presents information concerning the total compensation of (i) our principal executive officer, (ii) our principal financial officer, and (iii) our three most highly compensated executive officers, other than our principal executive officer and principal financial officer, who were serving as executive officers at the end of our fiscal year ended December 31, 2010 (our "named executive officers"). No disclosure is provided for 2009 for those persons who were not named executive officers in 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Elon Musk	2010	33,280	—	—	—	—	33,280
Chief Executive Officer, Product Architect and Chairman	2009	33,280	—	23,893,283	—	206,245 (2)	24,132,808
Deepak Ahuja	2010	310,417	—	686,809	—	6,410 (3)	1,003,636
Chief Financial Officer	2009	287,200	—	225,178	—	156,344 (4)	668,722
Jeffrey B. Straubel	2010	220,055	1,000 (5)	1,243,498	—	—	1,464,503
Chief Technology Officer	2009	192,922	—	540,832	—	—	733,754
George Blankenship (6) *Vice President, Sales and Ownership Experience*	2010	160,417	100,000 (7)	2,064,261	15,800 (8)	—	2,340,478
Eric S. Whitaker (9) *General Counsel and Secretary*	2010	53,462	—	3,163,300	—	—	3,216,762

(1) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 3, 2011.

(2) Includes reimbursement for filing fees in the amount of $125,000 paid by Mr. Musk on behalf of the Elon Musk Revocable Trust dated July 22, 2003, or the Trust, in connection with a filing made under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, as a result of the acquisition of additional shares of our voting securities by the Trust as part of our Series E convertible preferred stock financing plus an additional tax gross-up amount of $81,245.

(3) Includes reimbursement of $4,059 for expenses incurred in connection with our initial public offering and a gross-up of $2,351.
(4) Includes reimbursement for relocation expenses in the amount of $70,789 and reimbursement for temporary housing expenses in the amount of $85,555.
(5) Amount consists of patent award bonus.
(6) Mr. Blankenship has served as our Vice President, Sales & Ownership Experience since July 2010 and received a prorated base salary based on an annual salary of $300,000, increased to $325,000 effective August 1, 2010.
(7) Amount consists of sign-on bonus.
(8) Amount consists of sales commissions.
(9) Mr. Whitaker joined us as our General Counsel and Secretary in October 2010 and received a prorated base salary based on an annual salary of $300,000.

Grants of Plan-Based Awards in 2010

The following table presents information concerning each grant of an award made to a named executive officer in fiscal 2010 under any plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(1)(2)
		Threshold (S)	Target ($)	Maximum ($)			
Elon Musk	—	—	—	—	—	—	—
Deepak Ahuja	6/12/2010	—	—	—	83,300	14.17	686,809
Jeffrey B. Straubel	6/12/2010	—	—	—	119,100	14.17	981,980
	9/13/2010	—	—	—	20,000	20.72	261,518
George Blankenship	6/12/2010	—	—	—	133,300	14.17	1,099,059
	9/13/2010	—	—	—	25,000	20.72	326,898
	10/12/2010	—	—	—	50,000	20.24	638,305
	—	(3)	(3)	(3)	—	—	—
Eric S. Whitaker	11/8/2010	—	—	—	200,000	24.98	3,163,300

(1) The vesting schedule applicable to each award is set forth below in the section entitled "*Outstanding Equity Awards at Fiscal Year-End 2010*".
(2) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 3, 2011. These amounts do not necessarily correspond to the actual value that may be recognized by the named executive officers.
(3) In connection with his promotion to Vice President, Sales and Ownership Experience in October 2010, Mr. Blankenship entered into a sales commission plan which provides that he shall receive $200 for each Tesla Roadster delivered. There is no "Threshold," "Target" or "Maximum" payable under the plan. During the year ended December 31, 2010, we paid Mr. Blankenship $15,800 under this plan, which is reflected in the "Equity Incentive Plan Compensation" column of the "*Summary Compensation Table*" above. We did not provide any non-equity incentive plan compensation to any of our other named executive officers in 2010.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table presents information concerning unexercised options and stock that has not vested for each named executive officer outstanding as of the end of fiscal 2010.

	Option Awards					
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date
Elon Musk	12/4/09(1)	1,677,993	1,677,993	—	6.63	12/3/16
	12/4/09(2)	—	—	3,355,986	6.63	12/3/16
Deepak Ahuja	6/12/10(2)	—	—	83,300	14.17	6/11/17
	12/4/09(3)	18,055	36,111	—	6.63	12/3/16
	4/13/09(4)	12,152	17,014	—	2.70	4/12/16
	9/3/08(5)	65,008	18,325	—	2.70	9/2/15
Jeffrey B. Straubel	9/13/10(2)	—	—	20,000	20.72	9/13/20
	6/12/10(6)	306	2,144	—	14.17	6/11/17
	6/12/10(2)	—	—	116,650	14.17	6/11/17
	12/4/09(7)	39,027	78,056	—	6.63	12/3/16
	4/13/09(8)	44,965	62,951	—	2.70	4/12/16
	6/4/08(9)	21,527	11,806	—	2.70	6/3/15
	11/9/07	9,334	—	—	2.10	11/8/14
	5/31/06	10,416	—	—	0.36	5/30/13
George Blankenship	10/12/10(10)	2,083	47,917	—	20.24	10/12/20
	9/13/10(11)	2,604	22,396	—	20.72	9/13/20
	6/12/10(12)	—	100,000	—	14.17	6/11/17
	6/12/10(2)	—	—	33,333	14.17	6/11/17
Eric S. Whitaker	11/8/10(13)	—	200,000	—	24.98	11/8/20

(1) 1/4th of the total number of shares subject to the option became vested and exercisable on the grant date and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Musk's continued service to us on each such vesting date.

(2) 1/4th of the total number of shares subject to the option will vest upon completion of the Model S engineering prototype as determined by our board of directors, 1/4th of the total number of shares subject to the option will vest upon completion of the Model S validation prototype as determined by our board of directors, 1/4th of the total number of shares subject to the option subject to the option will vest upon the first production of the Model S vehicle as determined by our board of directors and 1/4th of the total number of shares subject to the option will vest upon completion of production of the 10,000th Model S vehicle as determined by our board of directors, in each case subject to the optionee continued to service to us on each such vesting date and the completion of the objective on or prior to December 4, 2013.

(3) 1/48th of the total number of shares subject to the option shall vest monthly starting August 16, 2009, subject to Mr. Ahuja's continued service to us on each such vesting date.

(4) 1/48th of the total number of shares subject to the option shall vest monthly starting April 13, 2009, subject to Mr. Ahuja's continued service to us on each such vesting date.

(5) 1/4th of the total number of shares subject to the option become vested and exercisable on July 31, 2009 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Ahuja's continued service to us on each such vesting date.

(6) 1/48th of the total number of shares subject to the option shall vest monthly starting June 3, 2010, subject to Mr. Straubel's continued service to us on each such vesting date.

(7) 1/48th of the total number of shares subject to the option shall vest monthly starting August 16, 2009, subject to Mr. Straubel's continued service to us on each such vesting date.
(8) 1/48th of the total number of shares subject to the option shall vest monthly starting April 13, 2009, subject to Mr. Straubel's continued service to us on each such vesting date.
(9) 1/48th of the total number of share subject to the option shall vest monthly starting May 7, 2008, subject to Mr. Straubel's continued service to us on each such vesting date.
(10) 1/48th of the total number of share subject to the option shall vest monthly starting October 1, 2010, subject to Mr. Blankenship's continued service to us on each such vesting date.
(11) 1/48th of the total number of share subject to the option shall vest monthly starting July 5, 2010, subject to Mr. Blankenship's continued service to us on each such vesting date.
(12) 1/4th of the total number of shares subject to the option will become vested and exercisable on May 10, 2011 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Blankenship's continued service to us on each such vesting date.
(13) 1/4th of the total number of shares subject to the option will become vested and exercisable on October 27, 2011 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Whitaker's continued service to us on each such vesting date.

2010 Option Exercises and Stock Vested

The following table presents information concerning each exercise of stock options during fiscal 2010 for each of the named executive officers.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise($)(1)
Elon Musk	—	—
Deepak Ahuja	—	—
Jeffrey B. Straubel	50,000	490,500
	8,333	81,163
	156,250	1,500,000
	40,666	319,635
George Blankenship	—	—
Eric S. Whitaker	—	—

(1) Reflects the difference between the market price of Tesla common stock at the time of exercise on the exercise date and the exercise price of the option.

Potential Payments Upon Termination or Change of Control

Termination or Change of Control Arrangements

Offer Letter with Deepak Ahuja

We entered into an offer letter agreement with Deepak Ahuja, our Chief Financial Officer, on June 13, 2008. The offer letter agreement has no specific term and constitutes at-will employment. Pursuant to the offer letter, Mr. Ahuja was granted options to purchase 83,333 shares of our common stock at an exercise price per share of $2.70, which was equal to the fair market value of our common stock on the date the options were granted as determined by our board of directors. The offer letter agreement provides for 12 months of additional vesting of these options in the event Mr. Ahuja is terminated without cause within one year following a change in control of us.

Offer Letter with Eric S. Whitaker

We entered into an offer letter agreement with Eric S. Whitaker, our General Counsel, on October 25, 2010. The offer letter agreement has no specific term and constitutes at-will employment. Pursuant to the offer letter, Mr. Whitaker was granted options to purchase 200,000 shares of our common stock at an exercise price per share of $24.98, which was equal to the market closing price of our common stock on the date the options were granted. The offer letter agreement provides for 12 months of additional vesting of these options in the event Mr. Whitaker is terminated without cause within one year following a change in control of us.

Estimated Payments Upon Termination or Change in Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers. Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2010 (December 31, 2010), and the price per share of Tesla's common stock is the closing price on the NASDAQ Global Select Market as of that date ($26.63). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Name	Type of Benefit	Termination Without Cause not in Connection with a Change of Control ($)	Termination Without Cause After Change of Control ($)
Elon Musk	Cash Severance Payments	—	—
	Equity Acceleration	—	—
	Health Care Benefits	—	—
	Total Termination Benefits:	—	—
Deepak Ahuja	Cash Severance Payments	—	—
	Equity Acceleration	—	498,534(1)
	Health Care Benefits	—	—
	Total Termination Benefits:	—	498,534
Jeffrey B. Straubel	Cash Severance Payments	—	—
	Equity Acceleration	—	—
	Health Care Benefits	—	—
	Total Termination Benefits:	—	—
George Blankenship	Cash Severance Payments	—	—
	Equity Acceleration	—	—
	Health Care Benefits	—	—
	Total Termination Benefits:	—	—
Eric S. Whitaker	Cash Severance Payments	—	—
	Equity Acceleration	—	82,500(2)
	Health Care Benefits	—	—
	Total Termination Benefits:	—	82,500

(1) As of December 31, 2010, 20,833 shares of common stock subject to Mr. Ahuja's options would accelerate if he were terminated without Cause in connection with a Change of Control within a 12-month period after

such Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2010.

(2) As of December 31, 2010, 50,000 shares of common stock subject to Mr. Whitaker's options would accelerate if he were terminated without Cause in connection with a Change of Control within a 12-month period after such Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2010.

Compensation of Directors

Compensation for Fiscal 2010

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2010 board service. Elon Musk, who is our Chief Executive Officer, does not receive additional compensation for his services as a director.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($) (2)(3)	All Other Compensation(4)	Total ($)
Current non-employee directors:				
H.E. Ahmed Saif Al Darmaki	10,000	—	—	10,000
Brad W. Buss	22,500	—	—	22,500
Ira Ehrenpreis.	18,750	88,496	3,276	110,522
Antonio J. Gracias	18,750	88,496	28,097	135,344
Stephen T. Jurvetson	13,750	—	—	13,750
Herbert Kohler	5,000	—	—	5,000
Kimbal Musk	10,000	88,496	2,539	101,035

(1) Cash fees paid for board and/or committee service reflect a partial year of service beginning upon the completion of Tesla's initial public offering in July 2010. Mr. Kohler has determined that he does not anticipate accepting any additional cash compensation for his director services.

(2) Reflects the aggregate grant date fair value dollar amount computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 3, 2011. These amounts do not correspond to the actual value that may be recognized by the directors.

(3) As of December 31, 2010, the aggregate number of shares underlying option awards outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares Underlying Options Outstanding
H.E. Ahmed Saif Al Darmaki	33,333
Brad W. Buss	33,333
Ira Ehrenpreis.	49,999
Antonio J. Gracias	49,999
Stephen T. Jurvetson	33,333
Herbert Kohler(A)	33,333
Kimbal Musk	16,666

(A) Options subsequently transferred to Daimler North America Corporation.

(4) Consists of reimbursements for out-of-pocket travel expenses incurred in connection with attendance at board or committee meetings or in connection with our initial public offering.

Standard Director Compensation Arrangements

In January 2010, our Board of Directors adopted an outside director compensation policy that is applicable to all of Tesla's non-employee directors and became effective upon completion of our initial public offering. This policy provides that each such non-employee director will receive the following compensation for board services:

- an annual cash retainer for general board service of $20,000;
- no cash awards for attendance of general board meetings;
- an annual cash retainer for serving as the chairman of the audit committee of $15,000, for serving as the chairman of the compensation committee of $10,000 and for serving as the chairman of the nominating and governance committee of $7,500;
- an annual cash retainer for serving on the audit committee of $7,500 per member, for serving on the compensation committee of $5,000 per member, and for serving on the nominating and corporate governance committee of $5,000 per member;
- upon first joining the board, an automatic initial grant of a stock option to purchase 33,333 shares of our common stock vesting 1/4th on the one year anniversary of the vesting commencement date and 1/48th per month thereafter for the next three years, subject to continued service through each vesting date; and
- each year shortly following the annual meeting an automatic annual grant of a stock option to purchase 16,666 shares of our common stock vesting on the earlier of (i) the one year anniversary of the vesting commencement date or (ii) the day prior to the next annual meeting, subject to continued service through the vesting date.

If, following a change of control, a director is terminated, all options granted to the director pursuant to the compensation policy shall fully vest and become immediately exercisable.

Non-employee directors also have their travel, lodging and related expenses associated with attending Board or Committee meetings reimbursed by Tesla.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options, warrants and rights granted to employees and directors, as well as the number of securities remaining available for future issuance, under Tesla's equity compensation plans as of December 31, 2010.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (#)
Equity compensation plans approved by security holders (1)	13,738,122	$8.62	9,407,975
Equity compensation plans not approved by security holders	66,666	1.80	—
Total	13,804,788		9,407,975

(1) Includes the following plans: 2010 Equity Incentive Plan, 2003 Equity Incentive Plan and 2010 Employee Stock Purchase Plan. Our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with the 2011 fiscal year,

equal to the least of (i) 5,333,333 shares of our common stock, (ii) four percent (4%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year, or (iii) such lesser amount as our board of directors or a designated committee acting as administrator of the plan may determine. Our 2010 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with the 2011 fiscal year, equal to the least of (i) 1,000,000 shares of our common stock, (ii) one percent (1%) of the outstanding shares of our common stock on the first day of the fiscal year, or (iii) such lesser amount as our board of directors or a designated committee acting as administrator of the plan may determine.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review of Related Party Transactions

In accordance with the charter for the Audit Committee of the Board of Directors, our Audit Committee reviews and approves in advance in writing any proposed related person transactions.

For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

The individuals and entities that are considered "related persons" include:

- Directors, nominees for director and executive officers of Tesla;
- Any person known to be the beneficial owner of five percent or more of Tesla's common stock (a "5% Stockholder"); and
- Any immediate family member, as defined in Item 404(a) of Regulation S-K, of a director, nominee for director, executive officer and 5% Stockholder.

In accordance with our Related Person Transactions Policy and Procedures, the Audit Committee must review and approve all transactions in which (i) Tesla or one of its subsidiaries is a participant, (ii) the amount involved exceeds $120,000 and (iii) a related person has a direct or indirect material interest, other than transactions available to all employees of the Company generally.

In assessing a related party transaction brought before it for approval the Audit Committee considers, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. The Audit Committee may then approve or disapprove the transaction in its discretion.

Any material related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC.

Related Party Transactions

Daimler Agreements

In connection with a Series E preferred stock financing in May 2009, Tesla entered into certain agreements with Daimler, Daimler North America Corporation ("DNAC") and Blackstar Investco LLC. Herbert Kohler, a member of Tesla's board of directors, is a Vice President of Blackstar and Daimler.

Tesla entered into a side agreement with Blackstar pursuant to which Tesla is obligated to give Blackstar notice of any proposal it receives relating to an acquisition of Tesla for which Tesla determines to engage in discussions with a potential acquiror or otherwise pursue. The notice shall include the material terms and conditions of such proposal and the identity of the proposed acquiror. The agreement further provides that Blackstar may, within a specified time period, submit a competing acquisition proposal. Blackstar's rights under this agreement are not transferable except to Daimler or a controlled affiliate of Daimler. This agreement will terminate on December 31, 2011 or earlier upon the occurrence of certain other events including an acquisition of Tesla or certain changes in Tesla's relationship with Daimler and Blackstar.

Elon Musk, Tesla's Chief Executive Officer and Chairman, entered into a letter agreement with Blackstar pursuant to which Mr. Musk has agreed not to transfer any shares of Tesla capital stock beneficially owned by him to any automobile original equipment manufacturer, other than Daimler, without Blackstar's consent. Mr. Musk has further agreed not to vote any shares of Tesla capital stock beneficially owned by him in favor of a deemed liquidation transaction to which any automobile original equipment manufacturer, other than Daimler, is a party without Blackstar's consent. This agreement will terminate on December 31, 2011 or earlier upon the occurrence of certain other events including an acquisition of Tesla or certain changes in Tesla's relationship with Daimler and Blackstar.

In addition, we have granted certain covenants to Daimler as part of our investors' rights agreement. These covenants provide that if Mr. Musk is not serving as Tesla's Chief Executive Officer at any time until the later of December 31, 2012 or the launch of the Model S, Mr. Musk shall promptly propose a successor Chief Executive Officer and Dr. Kohler, or his successor, must consent to any appointment of such person by the Board of Directors. Furthermore, if at any time during the period from January 1, 2011 through December 31, 2012, Mr. Musk is not serving as either Tesla's Chief Executive Officer or Chairman of the Board of Directors for reasons other than his death or disability, and Dr. Kohler, or his successor, has not consented to the appointment of a new Chief Executive Officer or if during such period Mr. Musk renders services to, or invests in, any other automotive OEM other than us, Daimler has the right to terminate any or all of its strategic collaboration agreements with Tesla.

We entered into two agreements with Daimler and DNAC in May 2009, including a contract under which we agreed to develop and supply battery systems to Daimler for use in a "Smart EV Project." Subsequently, on May 11, 2009, in connection with the Series E convertible preferred stock financing transaction in which Blackstar purchased shares of Tesla's Series E convertible preferred stock, Tesla and DNAC entered into the EIP Agreement. Under the EIP Agreement, Tesla and DNAC agreed to begin the process of negotiating, in good faith, to enter into further agreements regarding areas of strategic cooperation, or the Strategic Agreements. In particular, the parties agreed to negotiate in good faith to enter into up to four additional agreements covering among other areas, strategic cooperation, the joint development of technology, and the supply of electric vehicle components to each other. To date, Tesla and Daimler have only entered into one of these agreements which is for the development and production of a battery pack and charger for a pilot fleet of Daimler's A-Class electric vehicles to be introduced in Europe in 2011.

In addition to providing an exclusivity period for negotiation of the Strategic Agreements, the EIP Agreement specified certain terms that the parties would agree to include in those agreements. In particular Tesla agreed that certain of the Strategic Agreements would include exclusivity provisions which would limit Tesla from entering into competitive arrangements with other automotive companies; however, Tesla would not be subject to any restrictions with respect to the Tesla Roaster and Model S vehicles. Further, if a third party offers to enter into a competitive transaction with Tesla, Tesla is required to give DNAC notice of such offer. If DNAC declines to enter into such transaction on the same terms as offered by the third party, then Tesla would be free to enter into the competitive transaction with the third party, subject to certain limitations. The EIP Agreement also provides for the allocation of each party's right to patent, copyright and other intellectual property rights in the event Tesla does enter into any of the Strategic Agreements and places limitations on Daimler's and Tesla's rights to license this intellectual property to competitors. Tesla's obligations under the EIP Agreement terminate on June 29, 2013.

Other Arrangements with Daimler

Tesla has also been selected by Daimler to supply it with up to 1,800 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. Tesla began shipping the first of these battery packs and chargers in November 2009. In the first quarter of 2010, Daimler engaged Tesla to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. A formal agreement for this arrangement was entered into with Daimler in May 2010. As of December 31, 2010, all development work related to this development agreement had been completed and Tesla recognized approximately $14 million in revenues. In the quarter ended March 31, 2010,

Tesla completed the development and sale of modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation, or Freightliner, an affiliate of Daimler. Freightliner plans to use these electric vans in a limited number of customer trials. Tesla recognized an aggregate amount of $227,000 from these sales in the first quarter of 2010.

Investors' Rights Agreement

We have entered into an investors' rights agreement with certain holders of our common stock, including the Elon Musk Revocable Trust dated July 22, 2003, Blackstar, Al Wahada, VantagePoint, Valor, Toyota and Panasonic. This agreement provides for certain rights relating to the registration of their shares of common stock. In addition, our investors' rights agreement contains certain covenants relating to Elon Musk's employment as our Chief Executive Officer, as described above.

Settlement Agreement and Warrant Issuances

In May 2010, Tesla entered into a settlement agreement with three of its stockholders, all of which are entities affiliated with Valor, in connection with a claim asserted by such stockholders regarding the conversion of such stockholders' convertible promissory notes into shares of Tesla's Series E convertible preferred stock at the time of its Series E preferred stock financing in May 2009. Pursuant to the terms of the settlement agreement, Tesla issued warrants to such stockholders which, upon the closing of Tesla's initial public offering, were automatically net exercised for an aggregate of 100,000 shares of Tesla common stock. Tesla also entered into an amendment to its investors' rights agreement to grant registration rights to the shares issued upon net exercise of the warrants.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Other Transactions

In the ordinary course of business, we enter into offer letters and employment agreements with our executive officers.

We have an informal arrangement with Space Exploration Technologies Corporation ("SpaceX") for the use of building space and information technology services in the facilities of SpaceX in Hawthorne, California. In August 2009, we began paying for the use of such facilities on a per square foot basis and for the information technology services. Currently, monthly payments for such facilities and services amount to approximately $31,000 per month and are currently expected to end by the middle of 2011, once Tesla personnel move to Tesla's own facilities. In addition, SpaceX has from time to time in the past paid for facilities and services expenses on our behalf, for which we subsequently reimbursed SpaceX. Elon Musk, our Chief Executive Officer, Product Architect and Chairman, is also the Chief Executive Officer and a significant stockholder of SpaceX. Steve Jurvetson and Kimbal Musk, two members of our board of directors, are also members of the board of directors of SpaceX and Antonio Gracias, another member of our board of directors, holds a minority interest in SpaceX. We reimbursed SpaceX for an aggregate of $287,000 for this use during the year ended December 31, 2010.

In addition to use of commercial airlines, Elon Musk has made his private airplane available to expedite Tesla business travel. In his role as CEO of two companies with headquarters located in different cities and with international operations, Mr. Musk must travel extensively and often at times when there are no commercial flights scheduled. We believe it would be physically impossible for him to conduct his duties effectively if commercial airport wait time and flight schedules added several hundred hours to that total. Where possible, trips also include other Tesla personnel, both executives and non-executives, to maximize efficiency.

For approximately the first five years of our existence, Mr. Musk fully paid for these expenses himself at a cumulative cost in excess of $1 million and has not sought reimbursement. Following the Blackstar investment, in which Daimler required that he commit considerable additional time to Tesla for an extended period, our independent board members approved paying a portion of the operating expenses of the plane starting in mid 2009. The amount paid by Tesla is well under half the full cost per hour of the aircraft. Operating expenses which Tesla paid directly to third parties against invoices, amounted to $384,000 for the year ended December 31, 2010. These included fuel costs and landing fees, but do not include costs related to the aircraft lease, depreciation, hangar, maintenance and flight crew salaries.

It is worth noting that Mr. Musk's total cash compensation is $1 per year, whereas the salary and bonus for a chief executive officer of a comparable company would ordinarily be larger. While he does possess a significant investment and option incentive, the vast majority of that ownership can only be monetized following the long term success of Tesla and the DOE loan project completion, which is aligned with the interests of other stockholders and the government.

The DOE Loan Facility, although conditionally approved in June 2009, only began disbursing funds to us in February 2010 and exclusively covers costs relating to engineering and production of the Model S and powertrain factory. It does not cover overhead expenses, such as travel by the CEO. Such overhead expenses have been paid for out of privately invested capital to date, and Mr. Musk is himself the largest contributor of such capital.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16 of the Exchange Act, Tesla's directors, executive officers and any persons holding more than 10% of the Tesla's common stock are required to report initial ownership of the Tesla common stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC, and Tesla is required to disclose in this proxy statement any failure to file required ownership reports by these dates. Based solely upon the copies of Section 16(a) reports that Tesla received from such persons for their 2010 fiscal year transactions, and the written representations received from certain of such persons that no reports were required to be filed for them for the 2010 fiscal year, Tesla is aware of no late Section 16(a) filings.

OWNERSHIP OF SECURITIES

The following table sets forth certain information regarding the beneficial ownership of Tesla's common stock, as of December 31, 2010, for the following:

- each person (or group of affiliated persons) who is known by us to beneficially own 5% of the outstanding shares of our common stock;
- each of our non-employee directors;
- each of our executive officers named in the Summary Compensation Table of this proxy statement; and
- all directors and current executive officers of Tesla as a group.

Beneficial Owner Name	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders		
Elon Musk (1)	28,356,418	29.06%
Blackstar Investco LLC (2)	7,490,323	7.89%
Al Wahda Capital Investment LLC (3)	7,309,639	7.70%
Funds affiliated with VantagePoint Venture Partners (4)	5,511,422	5.81%
Funds affiliated with Valor Equity Partners (5)	4,916,928	5.18%
Executive Officers & Directors:		
Elon Musk (1)	28,356,418	29.06%
Deepak Ahuja (6)	121,438	*
Jeffrey B. Straubel (7)	450,236	*
Gilbert Passin(8)	26,581	*
George Blankenship(9)	17,378	*
Eric Whitaker	—	*
H.E. Ahmed Saif Al Darmaki (3)	7,309,639	7.70%
Brad W. Buss(10)	22,181	*
Ira Ehrenpreis (11)	2,755,539	2.90%
Antonio J. Gracias (5)	4,916,928	5.18%
Stephen T. Jurvetson (12)	857,716	*
Herbert Kohler (2)	7,490,323	7.89%
Kimbal Musk (13)	361,034	*
All current executive officers and directors as a group (13 persons) (14)	52,685,411	53.75%

* Represents beneficial ownership of less than 1%.

(1) Includes 25,699,596 shares held of record by the Elon Musk Revocable Trust dated July 22, 2003; and 2,656,822 shares issuable to Mr. Musk upon exercise of options exercisable within 60 days after December 31, 2010. Includes 4,500,000 shares pledged as collateral to secure certain personal indebtedness.

(2) Includes 14,583 shares issuable to Daimler North America Corporation upon exercise of options exercisable within 60 days after December 31, 2010. Dr. Kohler is vice president of Blackstar Investco LLC, or Blackstar, which is 60% owned by Daimler North America Corporation, or DNAC, and 40% owned by Aabar Blackstar Holdings GmbH. DNAC is a direct, wholly owned subsidiary of Daimler AG, and Aabar Blackstar Holdings GmbH is a direct, wholly owned subsidiary of Aabar Europe Holdings GmbH, and Aabar Europe Holdings GmbH is a direct, wholly owned subsidiary of Aabar Investments PJSC. Dr. Kohler disclaims beneficial ownership of shares held by Blackstar, except to the extent of his pecuniary interest therein. The address for this entity is c/o Daimler North America Corporation, One Mercedes Drive, Montvale, NJ 07645.

(3) Includes 12,500 shares issuable to Mr. Al Darmaki upon exercise of options exercisable within 60 days after December 31, 2010. Until December 2010, Mr. Al Darmaki served as the Planning & Development Director of Abu Dhabi Water and Electricity Authority, or ADWEA, which is a national organization wholly owned

by the Abu Dhabi Government, and Al Wahada Capital Investment LLC is a wholly owned affiliate of ADWEA. Mr. Al Darmaki disclaims beneficial ownership of shares held by this entity, except to the extent of his pecuniary interest therein. The address for this entity is 7th Floor, ADWEA Building, 6th Street, Abu Dhabi, United Arab Emirates.

(4) Based solely on Schedule 13G filed on February 14, 2011, includes 1,357,803 shares held by VantagePoint CleanTech Partners, L.P., 13,678 shares held by VantagePoint Venture Partners IV Principals Fund, L.P., 4,131,677 shares held by VPVP Cleantech Holdings 2004, L.L.C., 1,360,234 shares held by VantagePoint CleanTech Associates, L.L.C and 4,151,188 shares held by VantagePoint Venture Associates IV, L.L.C. VantagePoint CleanTech Associates, L.L.C. is the general partner for VantagePoint CleanTech Partners, L.P. and disclaims beneficial ownership of such shares. VantagePoint Venture Associates IV, L.L.C. is the general partner for VantagePoint Venture Partners IV Principals Fund, L.P. and the managing member of VPVP Cleantech Holdings 2004, L.L.C. and disclaims beneficial ownership of such shares. Alan E. Salzman is the managing member of each of VantagePoint CleanTech Associates, L.L.C. and VantagePoint Venture Associates IV, L.L.C., and as such, may be deemed to have voting and investment power with respect to shares held by one or more of these entities, but disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein. The address for these entities and individuals is 1001 Bayhill Drive, Suite 300, San Bruno, CA 94066.

(5) Includes (i) 2,756,881 shares held of record by VEP Tesla Holdings LLC ("VEP"); (ii) 1,992,447 shares held of record by Valor Equity Partners, L.P. ("VEP I"); (iii) 136,351 shares held of record by Valor VC LLC ("VC"); and (iv) 31,249 shares issuable to VEP I upon exercise of options exercisable within 60 days after December 31, 2010. VEP and VEP I are advised directly and/or indirectly by Valor Management Corp., which may be deemed to be the beneficial owner of the shares held of record by VEP and VEP I. Valor Management Corp. disclaims beneficial ownership of any shares held of record by VEP and VEP I pursuant to the rules under the Securities Exchange Act of 1934, as amended. Mr. Gracias is a shareholder and a director of Valor Management Corp. and the managing member of VC, and may be deemed to be the beneficial owner of shares held of record by VEP, VEP I, and VC (the "Valor Entities"). Mr. Gracias disclaims beneficial ownership of any shares held of record by the Valor Entities, except, in each case, to the extent of his pecuniary interest therein. The address for the Valor Entities and Mr. Gracias is 200 South Michigan Avenue, Suite 1020, Chicago, IL 60604.

(6) Includes 121,438 shares issuable upon exercise of options exercisable within 60 days after December 31, 2010.

(7) Includes 170,602 shares issuable upon exercise of options exercisable within 60 days after December 31, 2010.

(8) Includes 26,381 shares issuable upon exercise of options exercisable within 60 days after December 31, 2010.

(9) Includes 17,378 shares issuable upon exercise of options exercisable within 60 days after December 31, 2010.

(10) Includes 10,417 shares issuable upon exercise of options exercisable within 60 days after December 31, 2010.

(11) Includes (i) 2,724,290 shares held of record by Technology Partners Fund VIII, L.P.; and (ii) 31,249 shares issuable to TP Management VIII, LLC upon exercise of options exercisable within 60 days after December 31, 2010. Ira Ehrenpreis, James Glasheen, Sheila Mutter and Roger J. Quy are managing members of the general partner of the entity that directly holds such shares, and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address for these entities is 550 University Avenue, Palo Alto, CA 94301.

(12) Includes 36,997 shares held by the Jurvetson Trust and 13,889 shares issuable upon exercise of options exercisable within 60 days after December 31, 2010. Also includes (i) 433,552 shares held of record by Draper Fisher Jurvetson Fund VIII, L.P. ("Fund VIII"); (ii) 154,151 shares held of record by Draper Associates, L.P., (iii) 193,823 shares held of record by Draper Fisher Jurvetson Growth Fund 2006, L.P. ("Growth Fund"); (iv) 9,634 shares held of record by Draper Fisher Jurvetson Partners VIII, LLC ("Partners VIII"); and (v) 15,670 shares held of record by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC

("Growth Partners Fund"). Timothy C. Draper, John H.N. Fisher and Steven T. Jurvetson are managing directors of the general partner entities of Fund VIII and also managing members of Partners VIII, that directly hold shares and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The investing and voting power of the shares held by Draper Associates, L.P. is controlled by its general partner, Draper Associates, Inc. which is controlled by its president and majority shareholder, Timothy C. Draper. John H.N. Fisher, Mark W. Bailey and Barry Schuler are managing directors of the general partner entities of Growth Fund that directly hold shares and as such, they may be deemed to have voting and investment power with respect to such shares. Timothy C. Draper, John H.N. Fisher, Steven T. Jurvetson, Mark W. Bailey and Barry Schuler are managing members of Growth Partners Fund that directly holds shares and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address for all the entities above is 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025.

(13) Includes 361,034 shares held of record by Jasper Holdings LLC, which is owned by Mr. Musk and his spouse.

(14) Includes 3,106,308 shares issuable upon exercise of options held by our current executive officers and directors exercisable within 60 days after December 31, 2010.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for oversight of the integrity of Tesla's consolidated financial statements, our internal accounting and financial controls, our compliance with legal and regulatory requirements, the organization and performance of our internal audit function and the qualifications, independence and performance of our independent registered public accounting firm.

The management of Tesla is responsible for establishing and maintaining internal controls and for preparing Tesla's consolidated financial statements. The independent registered public accounting firm is responsible for auditing the financial statements. It is the responsibility of the Audit Committee to oversee these activities.

The Audit Committee has:

- Reviewed and discussed the audited financial statements with Tesla management and with PricewaterhouseCoopers LLP, Tesla's independent registered public accounting firm;
- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended, and as adopted by the Public Company Accounting Oversight Board; and
- Received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers LLP their independence.

Based upon these discussions and review, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Tesla's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the United States Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors

Brad W. Buss (Chairman)
Antonio J. Gracias
Stephen T. Jurvetson

OTHER MATTERS

Tesla knows of no other matters to be submitted at the 2011 Annual Meeting. If any other matters properly come before the 2011 Annual Meeting, it is the intention of the persons named in the proxy card to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is granted by the execution of the proxy, whether through telephonic or Internet voting or, alternatively, by using a paper copy of the proxy card that has been requested.

It is important that your shares be represented at the 2011 Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the proxy card or, if so requested, by executing and returning, at your earliest convenience, the requested proxy card in the envelope that will have been provided.

THE BOARD OF DIRECTORS

Palo Alto, California
April 8, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number: 001-34756

Tesla Motors, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**91-2197729**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3500 Deer Creek Road Palo Alto, California	**94304**
(Address of principal executive offices)	**(Zip Code)**

(650) 681-5000
(Registrant's telephone number, including area code)

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant, as of June 30, 2010, the last day of registrant's most recently completed second fiscal quarter, was $2,227,597,326 (based on the closing price for shares of the registrant's Common Stock as reported by the NASDAQ Global Select Market on June 30, 2010). Shares of Common Stock held by each executive officer, director, and holder of 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 28, 2011, there were 95,335,371 shares of the registrant's Common Stock outstanding.

TESLA MOTORS, INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

INDEX

PART I

ITEM 1. BUSINESS

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components. We own our sales and service network and have operationally structured our business in a manner that we believe will enable us to rapidly develop and launch advanced electric vehicles and technologies. We believe our vehicles, electric vehicle engineering expertise, and operational structure differentiates us from incumbent automobile manufacturers.

We are the first company to commercially produce a federally-compliant electric vehicle, the Tesla Roadster, which achieves a market-leading range on a single charge combined with attractive design, driving performance and zero tailpipe emissions. Our Tesla Roadster offers impressive acceleration and performance without producing any tailpipe emissions. The Tesla Roadster's proprietary electric vehicle powertrain system is the foundation of our business and, with design enhancements, will also form the basis for our Model S sedan which is currently scheduled to begin production in mid-2012. In addition, we provide services for the development of electric powertrain components and sell electric powertrain components to other automotive manufacturers as evidenced by our development services and sales of battery packs and chargers to Daimler AG (Daimler) for its Smart fortwo and A-Class electric vehicles, and our agreement to produce a validated electric powertrain system for Toyota Motor Corporation (Toyota) for use in its RAV4 EV.

The commercial production of a highway capable, fully electric vehicle that meets consumers' range and performance expectations required substantial design, engineering, and integration work on almost every system of our Tesla Roadster. Our roots in Silicon Valley have enabled us to recruit engineers with strong skills in electrical engineering, power electronics and software engineering. We have complemented this talent base with automotive engineers with substantial expertise in vehicle engineering and manufacturing. Our ability to combine expertise in electric powertrain and vehicle engineering provides a broad capability in electric vehicle design and systems integration. We believe these capabilities, coupled with our focus solely on electric vehicle technology, will enable us to sustain the electric vehicle industry leadership we created through the production of the Tesla Roadster.

We sell and service our Tesla Roadster though our company-owned sales and service network. Our intent is to offer a compelling customer experience while achieving operating efficiencies, better control costs of inventory, manage warranty service and pricing, maintain and strengthen the Tesla brand, and obtain rapid customer feedback. Our Tesla stores do not carry large vehicle inventories and, as a result, do not require corresponding large floor spaces. We believe the benefits we receive from distribution ownership, combined with our product design based on modularity and common platforms, will enable us to improve the speed of product development and improve the capital efficiency of our business. We believe that this approach provides us with a competitive advantage as compared to incumbent automobile manufacturers.

Our first vehicle, the Tesla Roadster, can accelerate from zero to 60 miles per hour in 3.9 seconds and has a maximum speed of approximately 120 miles per hour. The Roadster Sport version can accelerate from zero to 60 miles per hour in 3.7 seconds. The Tesla Roadster has a range of 245 miles on a single charge, as determined using the United States Environmental Protection Agency's (EPA's), combined two-cycle city/highway test. Recently, the EPA announced its intention to develop and establish new energy efficiency testing methodologies for electric vehicles, which we believe could result in a significant decrease to the advertised ranges of all electric vehicles, including ours. The Tesla Roadster has a range that is almost double that of any other commercially released electric vehicle and reportedly set a new world distance record of 313 miles on a single charge for a production electric car in a rally across Australia as part of the 2009 Global Green Challenge. The current effective price of the base configuration of the Tesla Roadster is $101,500 in the United States, assuming and after giving effect to the continuation of a currently available United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. The Tesla Roadster is currently in production, and as of December 31, 2010, we had delivered over 1,500 Tesla Roadsters to customers in 31 countries, almost all of which were sold in

North America and Europe. To date, our customers have driven the Tesla Roadster for an estimated aggregate of over 9.0 million miles. We have developed extensive software systems to manage the overall efficiency, safety and controls within our vehicles. Additionally, we have met battery shipping and testing protocols of the United Nations, United States Department of Transportation and other government agencies, allowing us to ship the Tesla Roadster to a number of countries throughout the world.

We announced our second electric vehicle, the Model S, with the public exhibition of a drivable early prototype in March 2009. We currently plan to begin production of the Model S in mid-2012. We are designing the Model S to be a four door, five-passenger premium sedan that offers exceptional performance, functionality and attractive styling. As a fully electric vehicle, the Model S will produce zero tailpipe emissions while accelerating from zero to 60 miles per hour in a targeted time of under 6 seconds. We currently anticipate that the base Model S will have an effective price of $49,900 in the United States with the standard 160 mile battery pack, assuming and after giving effect to the continuation of a United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. Even without the tax credit, we believe the base list price will be competitive from a pricing perspective with other premium vehicles. We are designing the Model S to offer a variety of range options from 160 miles to 300 miles on a single charge, as projected using the EPA's combined two-cycle city/highway test. The EPA has announced its intention to develop and establish new energy efficiency testing methodologies for electric vehicles, which we believe could result in a significant decrease to the advertised ranges of all electric vehicles, including ours.

We anticipate that the initial units of the Model S will be introduced with a Signature Series which will include certain colors and options, some of which may not be available in the general production of the Model S. We also plan to offer the capability to fast charge in as little as 45 minutes at commercial charging stations that we anticipate may be available in the future and the ability to rapidly swap out its battery pack at a specialized commercial battery exchange facility to complement its range capabilities. We believe that the Model S will demonstrate our ability to produce increasingly affordable electric vehicles that offer long-range capabilities and uncompromised performance, energy efficiency, convenience and design.

We are designing the Model S for a significantly broader customer base than the Tesla Roadster. Accordingly, we currently intend to target an annual production rate of up to approximately 20,000 cars per year from our planned manufacturing facility in Fremont, California. The drivable early prototype of the Model S was exhibited to the public in March 2009 and the first alpha prototype was driving before the end of 2010. As of December 31, 2010, we had received approximately 3,400 customer reservations with a minimum refundable payment of $5,000.

We intend to develop a substantially integrated electric vehicle manufacturing facility in Fremont, California for the manufacture of the Model S and its components. In October 2010, we completed the purchase of this facility from New United Motor Manufacturing, Inc. (NUMMI). We intend to use the facility for the production of our planned Model S vehicle and to build our future electric vehicles. We have entered into a loan agreement with the United States Federal Financing Bank and United States Department of Energy (DOE Loan Facility), to arrange loans for up to $465.0 million loan, $363.9 million of which is intended for the continued development of the Model S and the build out of our Fremont facility.

The electric powertrain we developed for the Tesla Roadster has provided the foundational technology for our planned Model S, our future vehicles and for electric powertrain components that we have begun selling to Daimler and its affiliates and that we intend to sell to Toyota. Our electric powertrain consists of only four physical components: our modular battery pack, our power electronics module, gearbox and our motor. This component design contains far fewer moving parts than a gasoline powertrain. These features enable us to adapt it for a variety of vehicle applications. The Tesla Roadster electric powertrain will be the basis of the Model S powertrain, with design enhancements. Similarly, using the existing Tesla Roadster battery pack, we have worked with Daimler since June 2008 to develop a battery pack and charging system for an initial trial of the Smart fortwo electric drive vehicle pilot program in at least five European cities. We have expanded this business by developing and selling additional powertrain components to Daimler and Toyota, and have secured $101.2 million of an aggregate $465.0 million from our DOE Loan Facility to fund the infrastructure for these powertrain activities. We believe that our efforts in our powertrain development will enable us to advance our technology and rapidly and cost effectively develop vehicles.

Our battery pack and electric powertrain system has enabled us to deliver market-leading range capability on the Tesla Roadster at what we believe is a compelling battery cost per kilowatt-hour. The battery pack of the Tesla Roadster uses commercially available lithium-ion battery cells and contains 53 kilowatt-hours of usable energy, almost double the energy of any other commercially available electric vehicle battery pack, thereby significantly increasing its range capability. Designing an electric powertrain and a vehicle to exploit its energy efficiency has required extensive safety testing and innovation in battery packs, motors, powertrain systems and vehicle engineering. Our proprietary technology includes cooling systems, safety systems, charge balancing systems, battery engineering for vibration and environmental durability, customized motor design and the software and electronics management systems necessary to manage battery and vehicle performance under demanding real-life driving conditions. These technology innovations have resulted in an extensive intellectual property portfolio—as of February 3, 2011, we had 35 issued patents and approximately 280 pending patent applications with the United States Patent and Trademark Office and internationally in a broad range of areas.

We are designing our vehicles to enable the cost effective development of our future vehicles. First, our battery pack is based on commodity battery cells placed in modules that we believe will form the basis of later generations of our battery packs, such as those we are developing for the Model S. Second, we use upgradeable software extensively for managing vehicle performance and the driver experience. Finally, we are designing a common platform architecture for the Model S, which compactly positions the battery pack, motor and other elements of our powertrain within the frame of the vehicle. We believe this architecture will form the basis of several future vehicles, including our planned Model X crossover vehicle, and enable us to efficiently and cost effectively launch these new vehicle models in the future.

Our design and vehicle engineering capabilities, combined with the technical advancements of our powertrain system, have enabled us to design and develop zero tailpipe emission vehicles that we believe overcome the design, styling, and performance issues that we believe have historically limited broad consumer adoption of electric vehicles. As a result, we believe our Tesla Roadster customers enjoy, and Model S customers will enjoy, several benefits, including:

- *Long Range and Recharging Flexibility.* The range of the Tesla Roadster is almost double the range of any other commercially available electric vehicle. We are designing the Model S to offer an even greater range option. In addition, the Tesla Roadster incorporates our proprietary on-board charging system, permitting recharging from almost any available electrical outlet, and we are designing the Model S to offer fast charging capability from higher power electrical outlets. We believe the long-range and charging flexibility of our vehicles will help reduce consumer anxiety over range, alleviate the need for expensive, large-scale charging infrastructure, and differentiate our vehicles as compared to our competitors' currently announced electric vehicle product offerings.
- *Energy Efficiency and Cost of Ownership.* We believe our Tesla Roadster offers and our planned Model S will offer consumers an attractive cost of ownership when compared to similar internal combustion engine or hybrid electric vehicles. Using only a single electric powertrain enables us to create a lighter, more energy efficient vehicle that is mechanically simpler than currently available hybrid or internal combustion engine vehicles. For example, assuming a 245 mile range of the Tesla Roadster, an average electricity cost of 11.7 cents per kilowatt-hour and an average gasoline price of $2.86 per gallon, which were the average residential electricity cost and the gasoline price in the United States for November 2010 as reported by the U.S. Energy Information Administration of the U.S. Department of Energy, the cost per mile to fuel the Tesla Roadster is approximately 70% less than the cost to fuel the 2009 Porsche 911 Carrera, which has an EPA mileage rating of 18 miles per gallon city and 25 miles per gallon highway. Furthermore, we expect our electric vehicles will have lower relative

maintenance costs than hybrid, plug-in hybrid, or internal combustion engine vehicles due to fewer moving parts and the absence of certain components, including oil, oil filters, spark plugs and engine valves. Additionally, government incentives that are currently available can reduce the cost of ownership even further.

- *High-Performance Without Compromised Design or Functionality.* We believe we have been able to successfully overcome the design and performance tradeoff issues that encumbered most early electric vehicle designs. We believe the Tesla Roadster delivers an unparalleled driving experience with instantaneous and sustained acceleration through an extended range of speed. In addition, our planned Model S is being designed to seat five adults, provide best in class storage in the trunk and hood while offering design and performance comparable to, or better than, other premium sedans.

Our Vehicles and Products

We currently design, manufacture and sell the Tesla Roadster, our first production vehicle. We are designing our second vehicle, the Model S, and currently plan to begin production of the Model S in mid-2012. We intend to design the Model S with an adaptable platform architecture and common electric powertrain so that we can use the platform of the Model S to create future electric vehicles targeting additional segments of the passenger vehicle market.

The Tesla Roadster

Our first vehicle, the Tesla Roadster, is the first high-performance electric sports car and the only highway-capable electric vehicle available in the United States today. The two-seat, convertible Tesla Roadster has a combination of range, style, performance and energy efficiency that we believe is unmatched in the market today. As of December 31, 2010, we had delivered over 1,500 Tesla Roadsters to customers in 31 countries, almost all of which were sold to customers in North America and Europe. To date, our customers have driven the Tesla Roadster for an estimated aggregate of over 9.0 million miles. The Tesla Roadster complies with, or is exempt from, all applicable vehicle safety standards in the United States, the European Union as well as select other countries. Additionally, we have met battery shipping and testing protocols of the United Nations, United States Department of Transportation and other government agencies, allowing us to ship the Tesla Roadster to a number of countries throughout the world.

The current effective price of the base configuration of the Tesla Roadster is $101,500 in the United States, assuming and after giving effect to the continuation of a currently available United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. The Tesla Roadster offers performance characteristics that we believe are among the best in the industry. It can accelerate from zero to 60 miles per hour in 3.9 seconds and has a maximum speed of approximately 120 miles per hour. We believe the Tesla Roadster's lightweight and proprietary electric powertrain provides significant performance advantages over traditional internal combustion engine-powered sports cars. Specifically, the electric powertrain that delivers peak torque (in excess of 200 foot pounds) at extremely low revolutions per minute, or rpm, and remains near peak through 7,000 rpm of the 13,000 rpm range enables the Tesla Roadster to achieve its high levels of acceleration. With such a long and flat torque curve, we believe the Tesla Roadster delivers a compelling driving experience with instantaneous and sustained acceleration through an extended range of speed.

The Tesla Roadster combines this performance with high-energy efficiency. The Tesla Roadster has a battery pack capable of storing approximately 53 kilowatt-hours of usable energy, almost double the energy of any other commercially available electric vehicle battery pack and has a range of 245 miles on a single charge, as determined using the United States EPA's, combined two-cycle city/highway test. Recently, the EPA announced its intention to introduce and establish new energy efficiency testing methodologies for electric vehicles, which we believe could result in a significant decrease to the advertised ranges of all electric vehicles, including ours. The Tesla Roadster reportedly set a new world distance record of 313 miles on a single charge for a production electric car in a rally across Australia as part of the 2009 Global Green Challenge. Assuming a 245 mile range of the Tesla Roadster and an electricity cost of 11.7 cents per kilowatt-hour, which was the average residential electricity cost in the United States for November 2010, the energy cost of powering the Tesla Roadster is approximately 3.1 cents per mile. In comparison, assuming an average gasoline price of $2.86 per gallon, the average gasoline price in the United States for November 2010, the 2010 Toyota Prius has a fuel cost of approximately 5.7 cents per mile and the 2009 Porsche 911 Carrera has a fuel cost of approximately 13.2 cents per mile. We believe these energy cost differences would be greater in Europe where gasoline prices can be almost three times higher than in the United States.

The cumulative capital expenditures and research and development costs for the Tesla Roadster from our inception to the date we delivered our first Tesla Roadster equaled approximately $125 million.

We have continued to rapidly develop the Tesla Roadster since its introduction. In June 2009, nine months after its commercial introduction, we launched the 2010 Tesla Roadster, known as the Tesla Roadster 2, as well as a high-performance variant, the Tesla Roadster Sport. As compared to the original Tesla Roadster, the Tesla Roadster 2 delivered a higher quality interior, a new push-button gear selector, improved heating and cooling performance, a more powerful electric powertrain and improved noise reduction. New optional features were also added including clear coat carbon fiber trim for the exterior and interior, an adjustable suspension and improved vehicle data connectivity via a GSM module. In addition to making these enhancements, we simultaneously reduced our manufacturing costs significantly by making a number of modifications, including redesigning our power electronics module and switching to certain commodity components in our manufacturing process. The Tesla Roadster Sport offers a higher performance powertrain which improves acceleration from 0 to 60 miles per hour from 3.9 seconds to 3.7 seconds, adjustable suspension and performance tires and forged wheels, all without compromising the efficiency of the Tesla Roadster electric powertrain. The current effective price of the base configuration of the Tesla Roadster Sport is $121,000 in the United States, assuming and after giving effect to the continuation of a currently available United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. We delivered our first right-hand drive model of the Tesla Roadster in January 2010 and have since delivered right-hand drive Roadsters into key markets such as United Kingdom, Japan, Hong Kong, and Australia. In July 2010, a year after the launch of Roadster 2, we released the Roadster 2.5. As compared to the Roadster 2, the Roadster 2.5 received an upgraded front fascia and front chin spoiler, improved electronics package and double DIN display, redesigned rear diffuser and improved noise reduction.

The performance and safety systems of the Tesla Roadster and its battery required the development of sophisticated control software. For example, we have implemented several algorithms in our vehicle control software to reduce the likelihood of unintended acceleration of our vehicles in the event of either a mechanical or electronic malfunction. We stop the flow of electricity to our motor when either the car is placed in neutral or the key is rotated from the "on" position. We also stop the flow of electricity to the motor during normal vehicle operation when the brake pedal is depressed for more than two seconds after the accelerator has been depressed. Finally, we have a dedicated processor that monitors the ratio of accelerator position and torque delivered to our motor and will stop the flow of electricity to our motor if the ratio diverges from set parameters.

The Tesla Model S

Our planned second vehicle, the Model S, is currently expected to begin production in mid-2012. We intend to leverage technologies within the electric powertrain of the Tesla Roadster to create a four-door, five adult passenger sedan that produces zero tailpipe emissions while accelerating from zero to 60 miles per hour in a targeted time of under 6 seconds. The drivable early prototype of the Model S was exhibited to the public in March 2009 and as of December 31, 2010, we had received approximately 3,400 customer reservations with a minimum refundable payment of $5,000. We intend to make the Model S available with three range variants—160 miles, 230 miles, and 300 miles, on a single charge, as projected using the EPA's combined city/highway test cycles—to allow customers to purchase an electric vehicle that best matches their personal driving needs. We anticipate that the initial units of the Model S will be introduced with a Signature Series which will include certain colors and options, some of which may not be available in the general production of the Model S. We are designing the Model S to include a third row with two rear-facing child seats, subject to applicable safety regulations and requirements, allowing us to offer a seven passenger sedan. The EPA has announced its intention to develop and establish new energy efficiency testing methodologies for electric vehicles, which we believe could result in a significant decrease to the advertised ranges of all electric vehicles, including ours.

To complement its range capabilities, we also plan to offer the Model S with a package of recharging options, including the capability to fast charge in as little as 45 minutes at commercial direct current charging stations that we anticipate may be available in the future. This feature would offer consumers a rapid and convenient way to recharge their vehicles. In addition, we are designing the Model S to incorporate a modular battery pack in the floor of the vehicle, enabling it to be rapidly swapped out at a specialized commercial battery exchange facility. We are designing the Model S to offer a compelling combination of functionality, convenience and styling without compromising performance and energy efficiency. With the battery pack in the floor of the vehicle and the motor and gearbox in line with the rear axle, we are designing the Model S to provide best in class storage space of approximately 29 cubic feet, including storage under both the tailgate and the hood. By way of comparison, this storage space exceeds the approximately 14 cubic feet of storage available in the 2009 BMW 5 Series sedan and the approximately 21 cubic feet of storage available in the 2009 Lincoln Town Car. We are also planning to equip the Model S with premium luxury features, including a 17" touch screen driver interface, advanced wireless connectivity, such as 3G connectivity, and driver customization of the infotainment and climate control systems of the vehicle. We are designing the Model S with the intent to achieve a five star safety rating. We believe the intended combination of performance, styling, convenience and energy efficiency of the Model S will help position it as a compelling alternative to other vehicles in the luxury and performance segments.

We currently anticipate that the base Model S will have an effective price of $49,900 in the United States with a standard 160 mile range battery pack, assuming and after giving effect to the continuation of a United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. Even without the tax credit, we believe the base list price will be competitive with other premium vehicles. We have not finalized pricing for the 230 or 300 mile range variants of the Model S.

We are designing the Model S to provide a lower cost of ownership as compared to other vehicles in its class. We consider the purchase price, cost of fuel and the cost of maintenance over a six year ownership period in this calculation. We assume comparable residual values, warranties, insurance costs and promotions and assume that currently available consumer incentives are still available at the time of a Model S purchase. In addition to the competitive pricing of the Model S relative to other premium vehicles, we estimate that customers of electric vehicles will enjoy lower fuel costs. For example, assuming an average of 12,000 miles driven per year, an average electricity cost of 11.7 cents per kilowatt-hour and an average gasoline price of $2.86 per gallon over the full ownership of the vehicle which were the average electricity cost and gasoline price in the United States, respectively, for November 2010, and based on our estimate of the energy efficiency of the Model S, we estimate that our planned Model S could have approximately $1,400 per year less in fuel costs than a comparable premium internal combustion engine sedan. Furthermore, we expect the planned Model S will have lower maintenance costs than comparable premium internal combustion engine sedans due to fewer moving parts and the absence of certain components, including oil, oil filters, spark plugs and engine valves.

Future Vehicle Roadmap Based on Model S Platform

We intend to design the Model S with an adaptable platform architecture and common electric powertrain so that we can use the platform of the Model S to create future electric vehicle models, such as a crossover/sport utility vehicle, a van or a cabriolet. In particular, by designing our electric powertrain within the chassis to accommodate different vehicle body styles, we believe that we can save significant time in future vehicle development. In addition, we believe our strategy of using commercially available battery cells will enable us to leverage improvements in cell chemistries and rapidly introduce models of our Tesla Roadster and planned vehicles with different range options. Our design of the Model S, however, is not complete and we may make changes to the design of the Model S, including changes that may make it more difficult to use the Model S platform for future vehicles.

In 2011, we publicly announced the Tesla Model X as the first vehicle we intend to develop by leveraging the Model S platform. We are designing the Model X as a crossover vehicle. We intend to develop a prototype of the Model X by the end of 2011.

We have also publicly announced our intent to develop a third generation electric vehicle to be produced at our planned manufacturing facility in Fremont, California. We intend to offer this vehicle at a lower price point and expect to produce it at higher volumes than our planned Model S. We expect that this vehicle will be produced a few years after the introduction of the Model X.

Powertrain Development and Sales

In addition to our own vehicles, we also design, develop, manufacture and sell advanced electric vehicle powertrain components.

In May 2009, we entered into a development agreement with Daimler under which we performed specified research and development services for the development of a battery pack and charger for Daimler's Smart fortwo electric drive. All development work related to the development agreement had been completed as of December 31, 2009. We have been selected by Daimler to supply it with up to 1,800 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. We began shipping the first of these battery packs and chargers in November 2009 and started to recognize revenue for these sales in the fourth quarter of 2009.

In the first quarter of 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. A formal agreement for this arrangement was entered into with Daimler in May 2010. In October 2010, we completed the development of the A-Class battery pack and charger and began shipping production components for a demonstration fleet in February 2011.

In the first quarter of 2010, we completed the development and sale of modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation (Freightliner), an affiliate of Daimler. Freightliner plans to use these electric vans in a limited number of customer trials.

In May 2010, we and Toyota announced our intention to cooperate on the development of electric vehicles, and for us to receive Toyota's support with sourcing parts and production and engineering expertise for the Model S. In July 2010, we entered into an early phase agreement to develop an electric powertrain for the Toyota RAV4. With an aim by Toyota to market the electric vehicle in the United States in 2012, prototypes would be made by combining the Toyota RAV4 model with a Tesla electric powertrain. We began developing and delivering prototypes to Toyota for evaluation in September 2010.

In connection with the Toyota RAV4 program, in October 2010, we entered into a Phase 1 contract services agreement with Toyota for the development of a validated powertrain system, including a battery, power electronics module, motor, gearbox and associated software, which will be integrated into an electric vehicle version of the Toyota RAV4. Pursuant to our agreements, Toyota will pay us up to $69 million for the anticipated development services to be provided by us over the expected term of our performance.

We are continuing to develop our electric powertrain component and systems business and have secured a $101.2 million loan under our DOE Loan Facility for the expansion of our engineering and production capability for these activities in our Palo Alto facility. This facility, which also serves as our corporate headquarters, also houses our research and development services, including cell and component testing and prototyping, as well as manufacturing of powertrain components for sales to third parties. We also produce the battery pack, gearbox and the motor for the Tesla Roadster at this facility so that we can efficiently share further powertrain innovations among the components for our vehicles as well as those of our customers.

Technology

We believe the core competencies of our company are powertrain and vehicle engineering. Our core intellectual property is contained within our electric powertrain. This powertrain is fundamentally composed of five major elements: a modular battery pack, a power electronics module, a motor, a gearbox and the control software which enables the components to operate as a system. We designed each of these major elements for our Tesla Roadster and plan to use much of this technology in the Model S and our future electric vehicles. Our powertrain and battery pack have a modular design, enabling future generations of electric vehicles to incorporate a significant amount of this technology. Further, our powertrain is very compact and contains far fewer moving parts than the internal combustion powertrain. These features enable us to adapt it for a variety of applications, including our future vehicles and any powertrain components we build for other manufacturers.

From time to time, we intend to enter into development arrangements with other automobile manufacturers for electric powertrain development activities. From inception through December 31, 2009, our powertrain development activities were exclusively pursuant to a development arrangement entered into in 2008, which was formalized pursuant to an agreement entered into in May 2009 with Daimler, related to the development of a battery pack and charger for Daimler's Smart fortwo electric drive. All amounts received under this development agreement were recognized as an offset to research and development expenses in the consolidated statement of operations. During the year ended December 31, 2009, our research and development expenses were $19.3 million after such offsets. As of December 31, 2009 all development work related to the development agreement had been completed and we had recognized the full $23.2 million under the development agreement. During the years ended December 31, 2010 and 2008, research and development expenses were $93.0 million and $53.7 million, respectively.

As of December 31, 2010, we had 212 employees in our powertrain research and development department.

Battery Pack

We have designed our battery packs to have a life of over 100,000 miles or seven years. In addition, we have designed battery packs to be modular so that we can leverage technology developments across our different vehicles and products. For example, the Tesla Roadster battery pack contains 6,831 lithium-ion cells, each similar to the 6 to 12 cells (made by third party lithium-ion cell providers) found in many standard laptop computers. The battery pack contains 53 kilowatt-hours of usable energy, almost double the energy of any other commercially available electric vehicle battery pack, thereby significantly increasing vehicle range capability. Designing an electric powertrain and a vehicle to exploit its energy efficiency has required extensive safety testing and innovation in battery packs, motors, powertrain systems and vehicle engineering. Our proprietary technology includes cooling systems, safety systems, charge balancing systems, battery engineering for vibration and environmental durability, robotic manufacturing processes, customized motor design and the software and electronics management systems necessary to manage battery and vehicle performance under demanding real-life driving conditions. We have significant experience and expertise in the safety and management systems needed to work with lithium-ion cells in the demanding automotive environment. We believe these advancements have enabled us to produce a battery pack at a low cost per kilowatt-hour. To date, our customers have driven the Tesla Roadster for an estimated aggregate of over 9.0 million miles.

We believe one of our core competencies is the design of our complete battery pack system. We have designed our battery pack system to permit flexibility with respect to battery cell chemistry, form factor and vendor that we adopt for battery cell supply. In so doing, we believe that we can leverage the substantial battery cell investments and advancements being made globally by battery cell manufacturers to continue to improve the cost per kilowatt-hour of our battery pack. We maintain an internal battery cell testing lab and an extensive performance database of the many available lithium-ion cell vendors and chemistry types. We intend to incorporate the battery cells that provide the best value and performance possible into our battery packs, and we expect this to continue over time as battery cells continue to improve in energy storage capacity, longevity, power delivery and cost. We believe this flexibility will enable us to continue to evaluate new battery cells as they become commercially viable, and thereby optimize battery pack system performance and cost for our current and future vehicles. We believe our ability to change battery cell chemistries and vendors while retaining our existing investments in software, electronics, testing and vehicle packaging, will enable us to quickly deploy various battery cells into our products and leverage the latest advancements in battery cell technology.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer's use of their Tesla vehicle as well as the frequency with which they charge the battery of their Tesla vehicle can result in additional deterioration of the battery's ability to hold a charge. We currently expect that the Tesla Roadster battery pack will retain approximately 60-65% of its ability to hold its initial charge after approximately 100,000 miles or seven years, which will result in a decrease to the vehicle's initial range. In addition, based on internal testing, we estimate that our Tesla Roadster would have a 5-10% reduction in range when operated in -20°C temperatures.

To date, we have tested hundreds of battery cells of different chemistries, form factors and designs. Based on this evaluation, we are presently using lithium-ion battery cells based on the 18650 form factor in all of our battery packs. These battery cells are commercially available in large quantities. We currently intend to use the same battery cell form factor in the Model S.

Power Electronics

The power electronics in Tesla's electric powertrains govern the flow of electrical current throughout the car, primarily the current that flows into and out of the battery pack. The power electronics has two primary functions, the control of torque generation in the motor while driving and the control of energy delivery back into the battery pack while charging.

The first function is accomplished through the drive inverter, which converts direct current (DC) from the battery pack into alternating current (AC) to drive our three-phase induction motors. The drive inverter also converts the AC generated by regenerative braking back into DC for electrical storage in the battery pack. The drive inverter performs this function by using a high-performance digital signal processor which runs some of the most complicated and detailed software in the vehicle. In so doing, the drive inverter is directly responsible for the performance, high efficiency and overall driving experience of the vehicle. For example, the power electronics in the 2010 Tesla Roadster Sport is capable of delivering approximately 900 amps of electrical current in a matter of milliseconds, enabling the rapid acceleration of the vehicle. We are continuing to make advancements in the drive inverter. The Model S drive inverter, for example, will be able to deliver approximately 1,000 amps of current at better efficiency and lower cost as compared to the Tesla Roadster drive inverter. In addition, we are also designing the drive inverter to integrate more directly with other components of the powertrain, reducing cost and size while improving packaging efficiency.

The second function, charging the battery pack, is accomplished by the charger, which converts alternating current (usually from a wall outlet or other electricity source) into direct current which can be accepted by the battery. The charger enables us to use any available source of power to charge our vehicle. Our vehicles can recharge on any electrical outlet from a common outlet of 15 amps and 120 volts all the way up to a high power outlet of 70 amps and 240 volts, which provides optimal recharging.

Since the Tesla Roadster charger system is built into the vehicle, it is possible to charge the vehicle using a variety of power outlets. Charging the Tesla Roadster battery pack to full capacity will take approximately 7 hours using a 240 volt, 40 amp outlet that is widely available in many homes in the United States for electric appliances. A high power connection capable of 240 volts and 70 amps reduces this charging time to about 4.5 hours. Such a connection can be installed in many homes with the assistance of a qualified electrician. For additional flexibility, the Tesla Roadster battery pack can also be charged with a 120 volt, 15 amp connection. Using this lower power output, the Tesla Roadster battery pack can be charged to full capacity in about 42 hours. This flexibility in charging provides customers with additional mobility, while also allowing them to conveniently charge the vehicle overnight at home.

For the Model S, we plan to offer a high-voltage fast charge option that will enable the vehicle to charge from higher amperage, DC commercial charging stations that we anticipate may be available in the future.

Motor

Our powertrains currently use custom designed 3-phase induction motors. We believe we have made several important innovations in our motor design that minimize mass while still providing high power and efficiency. Our motors incorporate a proprietary fabricated copper rotor design. Our motors also include optimized winding patterns that allow for easy manufacture and fit in as much copper as possible to reduce resistance and energy losses.

We also use high-quality bearings and precision balancing on the rotor and shaft to enable the spin of the motor up to 13,000 revolutions per minute, or rpm, in normal operation. Combining this very high rpm rating with an instantaneous stall torque of over 200 foot pounds gives a broad torque-speed map that allows a single speed gearbox to deliver high vehicle performance.

Gearbox

We have designed a custom, single speed gearbox that is manufactured in-house for the Tesla Roadster. The Roadster gearbox combines low mass with high efficiency and can match both the speed and torque capabilities of Tesla's AC induction motors. In comparison to a gasoline-powered vehicle, the elimination of gear changes contributes to the rapid acceleration characteristics of the Tesla Roadster. We plan to design and manufacture the gearbox for the upcoming Model S sedan.

Control Software

The performance and safety systems of the Tesla Roadster and its battery required the development of sophisticated control software. There are numerous processors in the Tesla Roadster to control these functions, and we write custom firmware for many of these processors. The flow of electricity between the battery pack and the motor must be tightly controlled in order to deliver the performance and behavior expected in the vehicle. For example, software algorithms enable the vehicle to mimic the "creep" feeling which drivers expect from an internal combustion engine vehicle without having to apply pressure on the accelerator. Similar algorithms control traction, vehicle stability and the sustained acceleration and regenerative braking of the vehicle. Drivers use the information systems in the Tesla Roadster to optimize performance and charging modes and times. Software also is used extensively to monitor the charge state of each of the cells of the battery pack and to manage all of its safety systems.

We plan to leverage our investment in software for the development of the Model S. In addition to the vehicle control software, we also intend to develop software for the infotainment system of the Model S.

Vehicle Design and Engineering

In addition to the design, development and production of the powertrain, we have created significant in-house capabilities in the design and engineering of electric vehicles and electric vehicle components and systems. We design and engineer bodies, chassis, interiors, heating and cooling and low voltage electrical systems in house and to a lesser extent in conjunction with our suppliers. Our team has core competencies in computer aided design and crash test simulations which we expect to reduce the product development time of new models.

Several traditional automotive subsystems required substantial redesign and custom optimization to integrate with the powertrain of an electric vehicle. For example, we redesigned the heating, ventilation and air conditioning (HVAC) system to integrate with the battery thermal management system and to operate without the energy generated from an internal combustion engine. In addition, low voltage electric systems which power features such as the radio, power windows, and heated seats also needed to be designed specifically for use in an electric vehicle. We have developed expertise in integrating these components with the high-voltage power source in the vehicle and in designing components that significantly reduce their load on the vehicle battery pack, thereby maximizing the available range of the vehicle.

Additionally, our team has expertise in lightweight materials, a very important characteristic for electric vehicles given the impact of mass on range. The Tesla Roadster is built with an internally-designed carbon fiber body which provides a balance of strength and mass. We intend to build the Model S with a lightweight aluminum body and have been designing the body and chassis with a variety of materials and production methods that will help optimize the weight of the vehicle. We intend to develop a substantially integrated electric vehicle manufacturing facility in Fremont, California to assemble vehicles and manufacture components that are critical to our intellectual property and quality of the Model S. Our engineering and manufacturing teams are working alongside one another in an effort to accelerate the Model S development. We believe the co-location of our engineering and manufacturing teams will help accelerate the development of new products and allow for faster introduction of product changes.

As of December 31, 2010, we had 170 employees in our vehicle design and engineering departments.

Sales and Marketing

Company-Owned Sales

We market and sell cars directly to consumers. Until we opened our first store in Los Angeles, California in May 2008, all of our sales of the Tesla Roadster were conducted via the phone and internet, or in-person at our headquarters and corporate events. Increasingly, sales are being made through our network of Tesla stores. Our Tesla stores are highly visible, premium outlets in major metropolitan markets that generally combine retail sales and service. We intend to build separate sales and service locations in several markets. As of December 31, 2008, we had opened 2 stores, which increased to 10 stores by December 31, 2009 and 16 stores by December 31, 2010. As of February 28, 2011, we had opened 17 Tesla stores in the United States, Europe and Asia, located in Boulder, Chicago, Los Angeles, Menlo Park, Miami, New York, Newport Beach, Seattle, Washington, D.C., Copenhagen, London, Milan, Monaco, Munich, Paris, Tokyo and Zurich. We plan to open additional stores during 2011, with a goal of establishing approximately 50 stores globally within the next several years in connection with the planned Model S rollout. Additionally, we plan to introduce a new store concept in 2011 to enhance the customer purchasing experience and to generate greater visibility for Tesla products in areas of high customer foot traffic. We also anticipate that we will place greater sales emphasis on the generation of Model S reservations during 2011. We estimate that our store expansion will cost approximately $5 million to $10 million annually over the next several years.

We believe that by owning our own sales and service network we can offer a compelling customer experience while achieving operating efficiencies and capturing sales and service revenues incumbent automobile manufacturers do not enjoy in the traditional franchised distribution and service model. Our customers deal directly with our own Tesla-employed sales and service staff, creating what we believe is a differentiated buying experience from the buying experience consumers have with franchised automobile dealers and service centers. We believe we will also be able to better control costs of inventory, manage warranty service and pricing, maintain and strengthen the Tesla brand, and obtain rapid customer feedback. Further, we believe that by owning our sales network we will avoid the conflict of interest in the traditional dealership structure inherent to most incumbent automobile manufacturers where the sale of warranty parts and repairs by a dealer are a key source of revenue and profit for the dealer but often are an expense for the vehicle manufacturer.

Reservations

We typically carry very limited inventory of our vehicles at our Tesla stores. While some customers purchase their vehicles from this inventory, most of our Tesla Roadster customers choose to customize the appearance of their vehicle. Potential customers who purchase Tesla Roadsters manufactured to specification are required to enter into a purchase agreement and pay a nonrefundable deposit, which is applied towards the purchase price of the vehicle. For vehicles purchased directly from our showrooms, no deposit is required. For our 2011 model year Tesla Roadsters manufactured to specification, our current purchase agreement requires the payment of an initial deposit, which varies based on the country of purchase. For the Model S, we require an initial refundable reservation payment of at least $5,000. Prior to 2010, our reservation policy was to accept refundable reservation payments from all customers who wished to purchase a Tesla Roadster and require full payment of the purchase price of the vehicle at the time the customer selected their vehicle specifications. During the second quarter of 2010, we changed our policy to require nonrefundable deposits for Tesla Roadsters manufactured to specification. We also occasionally accept refundable reservation payments if a customer is interested in purchasing a vehicle but not yet prepared to select the vehicle specifications. We currently require full payment of the purchase price of the vehicle only upon delivery of the vehicle to the customer. Reservation payments and deposits are used by us to fund, in part, our working capital requirements and help us to align production with demand. For customers who have placed a refundable reservation payment with us, the reservation payment becomes a nonrefundable deposit once the customer has selected the vehicle specifications and enters into a purchase agreement. The drivable early prototype of the Model S was exhibited to the public in March 2009 and as of December 31, 2010, we had received approximately 3,400 customer reservations for the vehicle. As of December 31, 2010, we held reservation payments for undelivered Tesla Roadsters in an aggregate of $2.5 million and reservation payments for Model S sedans in an aggregate of $28.3 million. All reservation payments for the Model S are fully refundable until such time that a customer enters into a purchase agreement.

Leasing

We began offering a leasing alternative to customers of our Tesla Roadster in the United States and Canada in 2010. Leases are offered through our wholly owned subsidiary, Tesla Motors Leasing, Inc. Under this program, we currently permit qualifying customers to lease the Tesla Roadster for generally 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a predetermined residual value. We are using a third party provider to administer the back office services, including billing and collections, of the leases.

Marketing

Our principal marketing goals are to:

- generate demand for our vehicles and drive leads to our sales teams;
- build long-term brand awareness and manage corporate reputation;
- manage our existing customer base to create loyalty and customer referrals; and
- enable customer input into the product development process.

As the first company to commercially produce a federally-compliant, fully electric vehicle that achieves market-leading range on a single charge, we have been able to generate significant media coverage of our company and our vehicles, and we believe we will continue to do so. To date, media coverage and word of mouth have been the primary drivers of our sales leads and have helped us achieve sales without traditional advertising and at relatively low marketing costs. We also use traditional means of advertising including product placement in a variety of media outlets and pay-per-click advertisements on websites and applications relevant to our target demographics.

The strength of our brand has been highlighted by independent authorities. For example, in November 2009, *Advertising Age* selected us as one of "America's hottest brands" in a special report highlighting the year's 50 top brands.

Our marketing efforts include events where our vehicles are displayed and demonstrated. These events range from widely attended public events, such as the Detroit, Los Angeles, and Frankfurt auto shows, to smaller events oriented towards sales, such as private drive events.

As of December 31, 2010, we had 121 employees in our sales and marketing department.

Company-Owned Service and Warranty

Service

Service of our electric vehicles takes place at most of our Tesla stores. Going forward, we intend to build separate sales and service locations in several markets. Within countries that are covered by our warranty agreement, we offer at home service through our mobile service technicians known as the Tesla Rangers. We charge customers a fixed rate per mile for our Tesla Rangers technicians' return trip from the location of the customer's vehicle to the nearest Tesla store. For customers that are not covered by our warranty agreement, we offer at home service at a higher cost.

Tesla owners can upload data from their vehicle and send it to us on a memory card or via an on-board GSM system, allowing us to diagnose and remedy many problems before ever looking at the vehicle. When maintenance or service is required, a customer can schedule service by contacting one of our regional Tesla stores. Our Tesla Rangers can perform an array of procedures at a remote location, from annual inspections and firmware upgrades to full replacement of a power electronics module and other mechanical and electrical components. If service is more extensive and requires a vehicle lift, we can coordinate shipping of vehicles to and from the nearest Tesla store.

We believe that our company-owned service enables our technicians to work closely with our engineers and research and development teams in Silicon Valley to identify problems, find solutions, and incorporate improvements faster than incumbent automobile manufacturers.

As of December 31, 2010, we had 79 employees in our service department.

New Vehicle Limited Warranty Policy

We provide a three year or 36,000 miles New Vehicle Limited Warranty with every Tesla Roadster, which we extended to four years or 50,000 miles for the purchasers of our 2008 Tesla Roadster. Customers have the opportunity to purchase an Extended Service Plan for the period after the end of the New Vehicle Limited Warranty to cover additional services for an additional three years or 36,000 miles, whichever comes first. The New Vehicle Limited Warranty is similar to other vehicle manufacturer's warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electronic systems, battery, powertrain and brake system. Exceptions to the New Vehicle Limited Warranty include wear items such as tires, brake pads and rotors, paint wear and tear, interior wear and tear and battery performance.

Battery Replacement Option

While battery failure due to defects in material or workmanship is included in the New Vehicle Limited Warranty, battery performance, specifically its ability to store electricity over time, is not covered in either the New Vehicle Limited Warranty or the Extended Service Plan. However, within three months of purchasing a vehicle, customers may purchase a one-time option to replace the battery pack at any time after the expiration of the New Vehicle Limited Warranty but before the tenth anniversary of the purchase date of the vehicle. For customers that select this option, we agree to replace the original battery of the vehicle with a replacement battery which will store at least 53 kilowatt-hours of usable energy. Charges in addition to the option purchase price apply if the customer exercises the battery replacement option prior to the seventh anniversary of the purchase date of the vehicle. The customer is entitled to a partial refund of the option purchase price if the option is not elected by the eighth anniversary of the purchase date of the vehicle.

Manufacturing

Vehicle Assembly

We currently use a multi-site manufacturing process for production of the Tesla Roadster and plan to transition to our planned substantially integrated site for production of the Model S and future vehicles in Fremont, California. The initial body and chassis assembly processes for our Tesla Roadster occur at a Lotus Cars Limited (Lotus) facility in Hethel, England where our staff works closely with Lotus. For vehicles destined for the United States, we ship the rolling chassis, which does not contain our electric powertrain and which we call a glider, to our final assembly facility in Menlo Park, California. At our Menlo Park location, we install the full electric vehicle powertrain and perform a pre-delivery inspection prior to shipping the Tesla Roadster to customers. For European and Asian deliveries, the full vehicle is assembled on-line at the Lotus facility and pre-delivery inspection occurs at a nearby Tesla facility in Wymondham, England. Pursuant to the supply agreement with Lotus, we are obligated to purchase a minimum of 2,400 vehicles or gliders over the term of the agreement. We currently intend to manufacture gliders with Lotus for our current generation Tesla Roadster until January 2012. We intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. Accordingly, we intend to offer a limited number of Tesla Roadsters for sale in 2012. To the extent we wish to sell additional Tesla Roadsters with the Lotus gliders beyond those we have contracted for, we will need to negotiate a new or amended supply agreement with Lotus. As of December 31, 2010, we had purchased approximately 1,700 vehicles or gliders under this agreement.

We intend to develop a substantially integrated electric vehicle manufacturing facility in Fremont, California to manufacture components that are critical to our intellectual property and quality of the Model S, including stamping, plastics, body assembly, paint operations, battery pack manufacturing, final vehicle assembly and end-of-line testing. Certain major component systems will be purchased from suppliers. We currently intend to target an annual production rate at this facility for the Model S of up to approximately 20,000 cars per year. We believe that we will be able to increase the annual production capacity of this plant beyond this amount through additional capital spending as well as by changing operating patterns and adding additional shifts.

Powertrain Component Manufacturing

In addition to developing our planned Model S and future vehicle manufacturing facility in Fremont, California, we are currently designing and manufacturing lithium-ion battery packs, electric motors, gearboxes and components both for our vehicles and for our original equipment manufacturer customers in our electric powertrain manufacturing facility in Palo Alto, California. Specifically, at the Palo Alto facility:

- *Motor*. We manufacture our induction motors. We have operated our own manufacturing facility in part to protect the proprietary technology we developed for our motor.

- *Battery Packs*. We assemble the Tesla Roadster, Daimler Smart fortwo electric drive, and Daimler A-Class battery packs.
- *Power Electronics*. We manufacture chargers for the Daimler Smart fortwo and the Daimler A-Class. The Tesla Roadster power electronics module, or PEM, is manufactured based on our design by a contract manufacturer located in Taiwan.
- *Gearbox*. We manufacture the Tesla Roadster gearbox.

We intend to develop our electric powertrain component and systems business and have secured a $101.2 million loan under our DOE Loan Facility for the expansion of our engineering and production capability for these activities in our Palo Alto facility. We intend to manufacture the powertrain components for the Model S and for the Toyota RAV 4 EV at this facility and at our planned Fremont manufacturing facility.

Supply Chain

The Tesla Roadster uses over 2,000 purchased parts which we source globally from over 150 suppliers, many of whom are currently our single source suppliers for these components. We have developed close relationships with several key suppliers particularly in the procurement of cells and certain electric powertrain components. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. We refer to these component suppliers as our single source suppliers. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. For example, while several sources of the battery cell we have selected for the Tesla Roadster, Daimler Smart fortwo and Daimler A-Class are available, we have fully qualified only one supplier for these cells. Any disruption in the supply of battery cells from such vendor could temporarily disrupt production of the vehicles until such time as a different supplier is fully qualified and there can be no assurance that we would be able to successfully retain alternative suppliers on a timely basis. Moreover, battery cell manufactures may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe.

While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term or at all at prices or costs that are favorable to us. In particular, while we believe that we will be able to secure alternate sources of supply for almost all of our single sourced components on a relatively short time frame, qualifying alternate suppliers or developing our own replacements for certain highly customized components of the Tesla Roadster, such as the carbon fiber body panels, which are supplied to us by Sotira 35, a unit of Sora Composites Group.

In addition, Lotus is the only manufacturer for certain components, such as the chassis of our Tesla Roadster, and we refer to it as a sole source supplier. We do not currently utilize any sole source suppliers other than Lotus. Replacing the components from Lotus that are sole sourced may require us to reengineer our vehicles, which would be time consuming and costly.

We are currently designing and sourcing components for the Model S that will leverage world-class automotive suppliers. We plan to leverage our relationships with Daimler and Toyota to access their supply bases and gain access to some low cost, high quality parts.

We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper, as well as nickel and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials. We believe that we have adequate supplies or sources of availability of the raw materials necessary to meet our manufacturing and supply requirements. There are always risks and uncertainties, however, with respect to the supply of raw materials that could impact their availability in sufficient quantities or reasonable prices to meet our needs.

We have implemented enterprise resource planning and management software to automate our procurement and inventory processes and integrate them with our financial accounting. We plan additional investment in our management systems to support further growth in our operations.

Quality Control

Our quality control efforts are divided between product quality and supplier quality, both of which are focused on designing and producing products and processes with high levels of reliability. Our product quality engineers work with our engineering team and our suppliers to help ensure that the product designs meet functional specifications and durability requirements. Our supplier quality engineers work with our suppliers to ensure that their processes and systems are capable of delivering the parts we need at the required quality level, on time, and on budget. Our quality systems engineers create and manage our systems, such as configuration management and corrective action systems, to help ensure product developers, supplier chain managers, and production controllers have the product information they need.

As of December 31, 2010, we had 213 employees in our manufacturing department.

Customers and Selected Relationships

We currently sell our cars primarily to individual customers. We have strategic or commercial relationships with Daimler, Toyota and Lotus, as well as with various battery cell providers. We intend to expand our business by developing and selling additional powertrain components to Daimler, Toyota and other third party OEMs, and have secured a $101.2 million loan under our DOE Loan Facility to fund the infrastructure these activities.

Daimler AG

Beginning in 2008, we commenced efforts on a powertrain development arrangement with Daimler. In May 2009, we entered into a development agreement with Daimler under which we have performed specified research and development services for the development of a battery pack and charger for Daimler's Smart fortwo electric drive. All development work related to the development agreement had been completed as of December 31, 2009. We have been selected by Daimler to supply it with approximately 1,800 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. We began shipping the first sets of these battery packs and chargers in November 2009 and started to recognize revenue for these sales in the fourth quarter of 2009. In the first quarter of 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. A formal agreement for this arrangement was entered into with Daimler in May 2010. In October 2010, we completed the development of the A-Class battery pack and charger and began shipping production parts in February 2011. In the first quarter of 2010, we completed the development and sale of modular battery packs for electric delivery vans for Freightliner, an affiliate of Daimler. Freightliner plans to use these electric vans in a limited number of customer trials.

In addition to the development agreement described above, we have entered into an exclusivity and intellectual property agreement (EIP Agreement) with Daimler North America Corporation (DNAC), an affiliate of Daimler, in which we agreed to begin negotiating in good faith to enter into further agreements within certain strategic cooperation areas, including technology collaboration in various electric powertrain areas, automotive engineering support, joint electric vehicle development efforts and access to component parts for Tesla designed products. Under this EIP Agreement, we agreed that, until November 11, 2009, we would not negotiate or enter into any agreements with other parties that would be competitive with the arrangements contemplated for these strategic cooperation areas, unless the results of such arrangement would be marketed solely under the Tesla brand. As of that date, we had not executed any further agreements with Daimler in the areas of strategic cooperation.

The EIP Agreement provides that ending June 29, 2013, if the company receives an offer from a strategic competitor of Daimler to enter into an agreement for development of a non-Tesla branded vehicle or an integrated electric powertrain system, DNAC would be given the right of first refusal to enter into such agreement with the company instead of, and on the same terms offered by, the third party.

The EIP Agreement also provides that if we execute a strategic cooperation agreement with DNAC to jointly engineer an electric vehicle, then additional exclusivities would apply until June 29, 2013, provided a minimum annual volume of sales is achieved. The EIP Agreement provides that none of the restrictions set out in that agreement, or in any strategic agreement, would limit us from developing technology with any third party for use in a Tesla-branded product or service or related to the Tesla Roadster or Model S, engaging in any transaction with a company that is not a Daimler competitor, or supplying components for electric powertrains that are designed by third parties.

The EIP Agreement also provides that if the parties enter into the strategic agreements or further agreements, those agreements will allocate intellectual property rights according to certain principles outlined in the EIP Agreement. In addition, until June 29, 2013, before licensing intellectual property generated outside the scope of any strategic cooperation area to a Daimler competitor, we would first have to offer DNAC the right to license the intellectual property on a non-exclusive, royalty-bearing basis, or on an exclusive basis in the automotive field; and if DNAC requests the latter, we must negotiate such a license in good faith. If no agreement is reached, however, we would be free to license the technology to the Daimler competitor, and DNAC could take a non-exclusive license. Both we and Daimler have the right to terminate the EIP Agreement in the event the other party undergoes, or executes an agreement to undergo, a change of control. Any strategic cooperation agreements entered into between us and Daimler prior to termination will not be affected by such termination.

To date, with the exception of the development agreement for the Smart fortwo electric drive and the agreement for the development and production of a battery pack and charger for a pilot fleet of Daimler's A-Class electric vehicles to be introduced in Europe in 2011, the strategic agreements described in the EIP Agreement have not been entered into, and there can be no assurance that the parties will ever enter into such agreements. Even if we were to enter into such agreements, the parties may negotiate and agree to terms that are different to those set forth in the EIP Agreement and outlined above. Such different or new terms may be more or less favorable to us.

In addition to these agreements, Blackstar lnvestco LLC (Blackstar), an affiliate of Daimler, beneficially owned 7,475,740 shares of our common stock as of December 31, 2010. Blackstar's representative, Dr. Herbert Kohler, serves as a member of our Board of Directors.

Toyota Motor Corporation

In May 2010, we and Toyota announced our intention to cooperate on the development of electric vehicles, and for us to receive Toyota's support with sourcing parts and production and engineering expertise for the Model S. In July 2010, we entered into an early phase agreement to develop an electric powertrain for the Toyota RAV4. With an aim by Toyota to market the electric vehicle in the United States in 2012, prototypes would be made by combining the Toyota RAV4 model with a Tesla electric powertrain. We began developing and delivering prototypes to Toyota for evaluation in September 2010. Pursuant to the agreement, Toyota will pay us up to $9 million for the anticipated development services to be provided by us over the expected term of our performance.

In connection with the Toyota RAV4 program, in October 2010, we entered into a Phase 1 contract services agreement with Toyota for the development of a validated powertrain system, including a battery, power electronics module, motor, gearbox and associated software, which will be integrated into an electric vehicle version of the Toyota RAV4. Pursuant to the agreement, Toyota will pay us up to $60 million for the anticipated development services to be provided by us over the expected term of our performance. In addition to these agreements, in July 2010, we sold 2,941,176 shares of our common stock to Toyota at our initial public offering price of $17.00 per share.

Panasonic

Panasonic is the supplier of cells for one of our current battery packs. In January 2010, we announced that we were collaborating with Panasonic on the development of next-generation electric vehicle cells based on the 18650 form factor and nickel-based lithium ion chemistry. In November 2010, we sold 1,418,573 shares of our common stock to an entity affiliated with Panasonic Corporation at a price of $21.15 per share, which was the average of the trading highs and lows of our common stock from October 25 to October 29, 2010.

Lotus Cars Limited

Lotus currently provides us with assembly and other manufacturing services. Although we complete the final assembly of our Tesla Roadster, the initial body and chassis assembly processes occur at a Lotus facility in Hethel, England where our staff works closely with Lotus. For vehicles destined for the United States, we ship the glider to our final assembly facility in Menlo Park, California. For European and Asian deliveries, the full vehicle is assembled on-line at the Lotus facility and pre-delivery inspection occurs at a Tesla facility in Wymondham, England. Pursuant to the supply agreement with Lotus, we are obligated to purchase a minimum of 2,400 vehicles or gliders over the term of the agreement. If we are unable to meet this volume requirement, we are still responsible for payment to Lotus of the lesser of the sum of the actual costs incurred and an agreed upon profit margin per vehicle up to the minimum volume requirement or £5,400,000. We currently intend to manufacture gliders with Lotus for our current generation Tesla Roadster until January 2012. We intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. Accordingly, we intend to offer a limited number of Tesla Roadsters for sale in 2012. To the extent we wish to sell additional Tesla Roadsters with the Lotus gliders beyond those we have contracted for, we will need to negotiate a new or amended supply agreement with Lotus. As of December 31, 2010, we had purchased approximately 1,700 vehicles or gliders under this agreement.

Governmental Programs, Incentives and Regulations

United States Department of Energy Loans

On January 20, 2010, we entered into a loan facility with the Federal Financing Bank (FFB) and the United States Department of Energy (DOE), under the DOE's Advanced Technology Vehicles Manufacturing Loan Program, as set forth in Section 136 of the Energy Independence and Security Act of 2007 (ATVM Program). We refer to such loan facility as the DOE Loan Facility. Under the DOE Loan Facility, FFB has made available to us two multi-draw term loan facilities in an aggregate principal amount of up to $465.0 million and the DOE has agreed to reimburse FFB for any liabilities, losses, costs or expenses incurred by FFB with respect to the term loan facilities. Up to an aggregate principal amount of $101.2 million will be made available under the first term loan facility to finance up to 80% of the costs eligible for funding under the ATVM Program for the powertrain engineering and the build-out of a facility to design and manufacture lithium-ion battery packs, electric motors and electric components (the Powertrain Facility). Up to an aggregate principal amount of $363.9 million will be made available under the second term loan facility to finance up to 80% of the costs eligible for funding under the ATVM Program for the development of, and to build out the manufacturing facility for, our Model S sedan (the Model S Facility). Under the DOE Loan Facility, we are responsible for the remaining 20% of the costs eligible for funding under the ATVM Program for the projects as well as any cost overruns for each project. The costs paid by us to date for the Powertrain Facility and the Model S Facility will be applied towards our obligation to contribute 20% of the eligible project costs, and the DOE's funding of future eligible costs will be adjusted to take this into account. Our remaining obligations for the development and build-out of our manufacturing facility for the Model S, is budgeted to be an aggregate of $33 million, plus any cost overruns for the projects. We have paid for the full 20% of the budgeted costs related to our Powertrain Facility, but will continue to be responsible for cost overruns.

Our ability to draw down funds under the DOE Loan Facility is conditioned upon several draw conditions. For the Powertrain Facility, the draw conditions include our achievement of progress milestones relating to the development of the powertrain manufacturing facility and the successful development of commercial arrangements with third parties for the supply of powertrain components. For the Model S Facility, the draw conditions include our achievement of progress milestones relating to the design and development of the Model S and the planned Model S manufacturing facility. We will be required to maintain, at all times, available cash and cash equivalents of at least 105% of the amounts required to fund such commitment, after taking into account current cash flows and cash on hand, and reasonable projections of future generation of net cash from operations, losses and expenditures.

Loans may be requested under the facilities until January 22, 2013, and we have committed to complete the projects being financed prior to such date. On the closing date, we paid a facility fee to the DOE in the amount of $0.5 million. Through December 31, 2010, we have received draw downs under the DOE Loan Facility for an aggregate of $71.8 million, with interest rates ranging from 1.7% to 3.4%, for eligible project costs under both projects that we have incurred from December 15, 2008 through October 31, 2010.

Advances under the DOE Loan Facility accrue interest at a per annum rate determined by the Secretary of the Treasury as of the date of the advance, and will be based on the Treasury yield curve and the scheduled principal installments for such advance. Interest on advances under the DOE Loan Facility is payable quarterly in arrears. Advances under the Powertrain Facility are repayable in 28 equal quarterly installments commencing on December 15, 2012 (or, for advances made after such date, in 26 equal quarterly installments commencing on June 15, 2013). All outstanding amounts under the Powertrain Facility will be due and payable on the maturity date of September 15, 2019. Advances under the Model S Facility are repayable in 40 equal quarterly installments commencing on December 15, 2012 (or, for advances made after such date, in 38 equal quarterly installments commencing on June 15, 2013). All outstanding amounts under the Model S Facility will be due and payable on the maturity date of September 15, 2022. Advances under the loan facilities may be voluntarily prepaid at any time at a price determined based on interest rates at the time of prepayment for loans made from the Secretary of the Treasury to FFB for obligations with an identical payment schedule to the advance being prepaid, which could result in the advance being prepaid at a discount, at par or at a premium. The loan facilities are subject to mandatory prepayment with net cash proceeds received from certain dispositions, loss events with respect to property and other extraordinary receipts.

All obligations under the DOE Loan Facility are secured by substantially all of our property. All of our existing and future domestic subsidiaries will also be required to guaranty our obligations under the DOE Loan Facility. Our existing and future foreign subsidiaries may, under certain circumstances, be required to guaranty our obligations under the loan facility. Any such guarantees by existing and future subsidiaries will be secured by substantially all of the property of such subsidiaries.

The DOE Loan Facility documents contain customary covenants that include, among others, a requirement that the projects be conducted in accordance with the business plan for such project; compliance with all requirements of the ATVM Program; and limitations on our and our subsidiaries' ability to incur indebtedness, incur liens, make investments or loans, enter into mergers or acquisitions, dispose of assets, pay dividends or make distributions on capital stock, pay indebtedness, pay management, advisory or similar fees to affiliates, enter into certain affiliate transactions, enter into new lines of business, and enter into certain restrictive agreements, in each case subject to customary exceptions.

The DOE Loan Facility documents also contain financial covenants requiring us to maintain a minimum ratio of current assets to current liabilities, and (i) through December 15, 2012, a minimum cash balance, and

(ii) after December 15, 2012, a maximum leverage ratio, a minimum interest coverage ratio, a minimum fixed charge coverage ratio, a limit on capital expenditures and, after March 31, 2014, a maximum ratio of total liabilities to shareholder equity. Under the DOE Loan Facility, we are required to fund a debt service reserve account on or before December 31, 2012, in an amount equal to all principal and interest that will come due on the advances on the next two payment dates. Once we have deposited such two payments, we will not be required to further fund such debt service reserve account. We have also agreed that in connection with the sale of our stock in any follow-on equity offering, at least 50% of the net offering proceeds will be received by us. Offering proceeds may not be used to pay bonuses or other compensation to officers, directors, employees or consultants in excess of the amounts contemplated by our business plan approved by the DOE. We are currently in compliance with these financial covenants.

In addition to our obligation to fund a portion of the project costs as described above, we have set aside $100 million from the net proceeds from our initial public offering and concurrent private placement to fund a separate, dedicated account under our DOE Loan Facility. This dedicated account can be used by us to fund any cost overruns for our powertrain and Model S manufacturing facility projects and will also be used as a mechanism to defer advances under the DOE Loan Facility. This will not affect our ability to draw down the full amount of the DOE loans, but will require us to use the dedicated account to fund certain project costs up front, which costs may then be reimbursed by loans under the DOE Loan Facility once the dedicated account is depleted, or as part of the final advance for the applicable project. We will be required to deposit a portion of these reimbursements into the dedicated account, in an amount equal to up to 30% of the remaining project costs for the applicable project and these amounts may similarly be used by us to fund project costs and cost overruns and will similarly be eligible for reimbursement by the draw down of additional loans under our DOE Loan Facility once used in full. As of December 31, 2010, we have $73.6 million remaining in the dedicated account.

The DOE Loan Facility documents contain customary events of default, subject in some cases to customary cure periods for certain defaults. Events of default include, among others, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, defaults under or termination of our leases for the projects, a default in the event of a change of control, including a failure of Elon Musk, our Chief Executive Officer, Product Architect and Chairman, and certain of his affiliates, at any time prior to one year after we complete the project relating to the Model S Facility, to own at least 65% of capital stock held by Mr. Musk and such affiliates as of the date of the DOE Loan Facility, cross-defaults to certain other material indebtedness, failure to timely complete the projects, material judgment defaults, bankruptcy and insolvency defaults and force majeure events with respect to the projects. The occurrence of an event of default could result in an acceleration of all obligations under the DOE Loan Facility documents, an obligation by us and any guarantor to repay all obligations in full, and the exercise of remedies by the DOE or their agent. Our failure to make a timely payment could result in an increase to the applicable interest rate.

In connection with the DOE Loan Facility, we have also issued the DOE a warrant to purchase up to 3,085,011 shares of our common stock at an exercise price of $7.54 per share and a warrant to purchase up to 5,100 shares of our common stock at an exercise price of $8.94 per share. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under these warrants will become exercisable in quarterly amounts depending on the average outstanding balance of the loan during the prior quarter. These warrants may be exercised until December 15, 2023. If we prepay the DOE Loan Facility in full prior to December 15, 2018, no shares will be exercisable under these warrants, except in the case of an event of default, which could accelerate the vesting.

California Alternative Energy and Advanced Transportation Financing Authority Tax Incentives

In December 2009, we finalized an arrangement with the California Alternative Energy and Advanced Transportation Financing Authority that will result in an exemption from California state sales and use taxes for up to $320 million of manufacturing equipment. To the extent all of this equipment is purchased and would otherwise be subject to California state sales and use tax, we believe this incentive would result in tax savings by us of up to approximately $31 million over a three year period starting in December 2009. The equipment purchases may be used only for three purposes: (i) to establish our production facility for the Model S sedan in California, (ii) to upgrade our Palo Alto powertrain production facility, and (iii) to expand our current Tesla Roadster assembly operations at our Menlo Park facility. As of December 31, 2010, we have received the tax exemption for approximately $34.8 million in asset purchases.

California Air Resources Board's Zero Emissions Vehicle Program

In connection with the delivery and placement into service of our zero emission vehicles in a number of states, we have earned and will continue to earn tradable credits that can be sold. Under California's Low-Emission Vehicle Regulations, and similar laws in other states, vehicle manufacturers are required to ensure that a portion of the vehicles delivered for sale in that state during each model year are zero emission vehicles. Currently, the states of California, Connecticut, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Rhode Island and Vermont have such laws in effect. These laws provide that a manufacturer of zero emission vehicles may earn credits, referred to as ZEV credits, and may sell excess credits to other manufacturers who apply such credits to comply with these regulatory requirements. As a manufacturer solely of zero emission vehicles, we earn ZEV credits on each vehicle sold in such states and have entered into agreements with other automobile manufacturers to sell the ZEV credits that we earn.

We have entered into two contracts for the sale of ZEV credits with two separate automotive manufacturers. For the years ended December 31, 2010, 2009 and 2008, we earned revenue from the sale of ZEV credits of $2.8 million, $8.2 million and $3.5 million, respectively. Our current agreement with American Honda Co., Inc. (Honda) provides for the sale of ZEV credits that we earn from the sale of vehicles that we manufacture through December 31, 2011. As of December 31, 2010, we had sold credits for 491 vehicles under this agreement and Honda has an obligation to purchase credits for up to 150 additional vehicles that Tesla will manufacture prior to the expiration of the agreement. To the extent we have additional ZEV credits available for sale, we may enter into new agreements with Honda or other manufacturers to sell such credits. We previously had an agreement with a different buyer for ZEV credits related to vehicles sold in the year ended December 31, 2008, some of which ZEV credits were recognized in the year ended December 31, 2009.

Regulation—Vehicle Safety and Testing

Our vehicles are subject to, and the Tesla Roadster complies with, or is exempt from, numerous regulatory requirements established by the National Highway Traffic Safety Administration (NHTSA), including all applicable United States federal motor vehicle safety standards (FMVSS). As a manufacturer, we must self-certify that a vehicle meets or otherwise obtain an exemption from all applicable FMVSSs, as well as the NHTSA bumper standard, before the vehicle can be imported into or sold in the United States. There are numerous FMVSSs that apply to our vehicles. Examples of these requirements include:

- *Crash-worthiness requirements*—including applicable and appropriate level of vehicle structure and occupant protection in frontal, side and interior impacts including through use of equipment such as seat belts and airbags which must satisfy applicable requirements;
- *Crash avoidance requirements*—including appropriate steering, braking, electronic stability control and equipment requirements, such as, headlamps, tail lamps, and other required lamps, all of which must conform to various photometric and performance requirements;
- *Electric vehicle requirements*—limitations on electrolyte spillage, battery retention, and avoidance of electric shock following specified crash tests;
- *Windshield defrosting and defogging*—defined zones of the windshield must be cleared within a specified timeframe; and
- *Rearview mirror requirements*—rearward areas that must be visible to the driver via the mirrors.

Several FMVSS regulations that NHTSA has promulgated or amended recently contain phase-in provisions requiring increasing percentages of a manufacturer's vehicles to comply over a period of several model years. Those FMVSSs generally allow low volume manufacturers (those who manufacture fewer than 5,000 vehicles annually for sale in the United States) and limited line manufacturers (those who sell three or fewer vehicle lines in the United States) to defer compliance until the end of the phase-in period. We currently qualify as both a low volume manufacturer and a limited line manufacturer, and as a result, we are currently exempt from certain requirements, such as some new advanced airbag requirements, the advanced side impact requirements, and certain electronic stability control requirements, until the end of the applicable phase-in periods. In addition, we have applied for, and have been granted, an exemption from certain other advanced air bag requirements, which applies to Tesla Roadsters manufactured through January 28, 2011. We have filed a request for an extension of such exemption for Tesla Roadsters manufactured after such date. While that application is pending and under consideration by NHTSA, the existing exemption is automatically extended. Under U.S. law, we are required to certify compliance with, or obtain exemption from, all applicable federal motor vehicle safety standards and we have done so with respect to each vehicle we have offered for sale in the United States. Based on testing, engineering analysis, and other information, we have certified that the Tesla Roadster complies with, or is exempt from all applicable NHTSA standards by affixing a certification label to each Tesla Roadster sold.

We are also required to comply with other NHTSA requirements of federal laws administered by NHTSA, including the Corporate Average Fuel Economy standards, consumer information labeling requirements, early warning reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls, and owner's manual requirements.

Our vehicles sold in Europe are subject to European Union safety testing regulations. Many of those regulations, referred to as European Union Whole Vehicle Type Approval (WVTA), are different from the federal motor vehicle safety standards applicable in the United States and may require redesign and/or retesting. Our Tesla Roadsters are currently approved for sale on a limited basis in the European Union via the Small Series WVTA, which permits the manufacture and sale in the European Union of no more than 1,000 vehicles per year. We plan to keep European sales of our Tesla Roadsters at less than 1,000 vehicles per year, and have no plans to commence testing our Tesla Roadsters for the WVTA to assure compliance with the European Union requirements to permit unlimited sales. Similarly, Australia and Japan have additional testing regulations applicable to high volume manufacturers. We also plan to keep Australian and Japanese sales of our Tesla Roadsters at a low volume, and have no plans to comply with the Australian and Japanese requirements to permit high volume sales in these jurisdictions. In connection with the planned introduction of the Tesla Roadster in Australia and Japan, we conducted a frontal impact test based on European Union testing standards on the Tesla Roadster in November 2009, which is required for sales exceeding certain annual volumes outside the United States. While the Tesla Roadster met most of the criteria for occupant protection and all criteria for high voltage safety in the front impact crash test, there were two criteria that were not met in the test. Based on our analysis of additional compliance options in Australia and Japan, we believe such an outcome should not limit our ability to sell the Tesla Roadster in Australia below certain annual volumes or, subject to compliance with certain Japanese import rules, have a material impact on our ability to sell Tesla Roadsters in Japan.

The Federal Trade Commission (FTC) requires us to calculate and display the range of our electric vehicles on a label we affix to the vehicle's window. The FTC specifies that we follow testing requirements set forth by the Society of Automotive Engineers (SAE) which further requires that we test using the United States EPA's combined city and highway testing cycles. The EPA announced in November 2009 that it would develop and establish new energy efficiency testing methodologies for electric vehicles. Based on initial indications from the EPA, we believe it is likely that the EPA will modify its testing cycles in a manner that, when applied to our vehicles, could reduce the advertised range of our vehicles by up to 30% as compared to the combined two-cycle test currently applicable to our vehicles. However, there can be no assurance that the modified EPA testing cycles will not result in a greater reduction. To the extent that the FTC adopts these procedures in place of the current procedures from the SAE, this could impair our ability to advertise the Tesla Roadster as a vehicle that is capable of going in excess of 200 miles. Moreover, such changes could impair our ability to deliver the Model S with the initially advertised range, which could result in the cancellation of a number of the approximately 3,400 reservations that have been placed for the Model S as of December 31, 2010. Although the real life customer experience of the range of our electric vehicles will not change due to the changes in the FTC or EPA standards, the reduction in the advertised range could negatively impact our sales and harm our business.

The Automobile Information and Disclosure Act requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer's suggested retail price, optional equipment and pricing. In addition, the Act allows inclusion of city and highway fuel economy ratings, as determined by EPA, as well as crash test ratings as determined by NHTSA if such tests are conducted. As a manufacturer of only electric vehicles, compliance with the EPA labeling requirements on fuel economy is currently optional for us.

Regulation—EPA Emissions & Certificate of Conformity

The Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board (CARB) with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act's standards and both the Certificate of Conformity and the Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by CARB. States that have adopted the California standards as approved by EPA also recognize the Executive Order for sales of vehicles.

Manufacturers who sell vehicles without a Certificate of Conformity may be subject to penalties of up to $37,500 per violation and be required to recall and remedy any vehicles sold with emissions in excess of Clean Air Act standards. We received a Certificate of Conformity for sales of our Tesla Roadsters in 2008 and 2010, but did not receive a Certificate of Conformity for sales of the Tesla Roadster in 2009 until December 21, 2009. This Certificate of Conformity covered sales of Tesla Roadsters from December 21, 2009 through December 31, 2009.

The EPA's Self-Audit Policy allows companies to self-report violations of federal environmental laws and thereby mitigate potential penalties. We reported the failure to obtain a Certificate of Conformity for 2009 to the EPA on December 20, 2009. In January 2010, we and the EPA entered into an Administrative Settlement Agreement and Audit Policy Determination in which we agreed to pay a civil administrative penalty in the sum of $275,000. The EPA agreed to treat any 2009 Tesla Roadsters sold prior to December 21, 2009 as if they were covered by a valid Certificate of Conformity based on our agreement to treat these vehicles as if they had been certified when sold for emissions and emissions warranty purposes. The EPA has closed the matter and we have been notified that it considers the violations resolved as of January 2010. All Tesla Roadsters we sold prior to obtaining the Certificate of Conformity in 2009 are now considered lawfully sold for purposes of the Clean Air Act with no impediments to further registration, use or subsequent sale.

Regulation—Battery Safety and Testing

Our battery pack conforms with mandatory regulations that govern transport of "dangerous goods" that may present a risk in transportation, which includes lithium-ion batteries. The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration (PHMSA) are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual Tests and Criteria. The regulations vary by mode of transportation when these items are shipped such as by ocean vessel, rail, truck, or by air.

We have completed the applicable transportation tests for our prototype and production battery packs demonstrating our compliance with the UN Manual of Tests and Criteria, including:

- *Altitude simulation*—simulating air transport;
- *Thermal cycling*—assessing cell and battery seal integrity;

- *Vibration*—simulating vibration during transport;
- *Shock*—simulating possible impacts during transport;
- *External short circuit*—simulating an external short circuit; and
- *Overcharge*—evaluating the ability of a rechargeable battery to withstand overcharging (this test was performed on the battery pack we provided for Daimler's Smart fortwo electric drive but was not performed on the battery pack for the Tesla Roadster).

The cells in our battery packs are composed mainly of lithium metal oxides. The cells do not contain any lead, mercury, cadmium, or other hazardous materials, heavy metals, or any toxic materials. In addition, our battery packs include packaging for the lithium-ion cells. This packaging includes trace amounts of various hazardous chemicals whose use, storage and disposal is regulated under federal law. We currently have an agreement with a third party battery recycling company to recycle our battery packs. If a customer wishes to dispose of a battery pack from one of our vehicles, we anticipate accepting the depleted battery from the customer without any additional charge.

Automobile Manufacturer and Dealer Regulation

State law regulates the manufacture, distribution and sale of automobiles, and generally requires motor vehicle manufacturers and dealers to be licensed. We are registered as both a motor vehicle manufacturer and dealer in the states of California, Colorado, Florida, Illinois and Washington, and we are licensed as a motor vehicle dealer in the state of New York. We are similarly licensed in the District of Columbia as an EV retail store.

To the extent possible, we plan to secure dealer licenses (or the equivalent of a dealer license) and engage in activities as a motor vehicle dealer in other states as appropriate and necessary as we open additional Tesla stores. Some states, such as Texas, do not permit automobile manufacturers to be licensed as dealers or to act in the capacity of a dealer. To sell vehicles to residents of states where we are not licensed as a dealer, to the extent permitted by local law, both the actual sale and all activities related to the sale would generally have to occur out of state. In this scenario, it is possible that activities related to marketing, advertising, taking orders, taking reservations and reservation payments, and delivering vehicles could be viewed by a state as conducting unlicensed activities in the state or otherwise violating the state's motor vehicle industry laws. Regulators in these states may require us to hold and meet the requirements of appropriate dealer or other licenses and, in states in which manufacturers are prohibited from acting as dealers, may otherwise prohibit or impact our planned activities.

In jurisdictions where we do not have a Tesla store, a customer may try to purchase our vehicles over the internet. However, some states, such as Kansas, have laws providing that a manufacturer cannot deliver a vehicle to a resident of such state except through a dealer licensed to do business in that state which may be interpreted to require us to open a store in the state of Kansas in order to sell vehicles to Kansas residents. Such laws may be interpreted to require us to open a store in such state before we sell vehicles to residents of such states. In some states where we have opened a viewing "gallery" that is not a full retail location, it is possible that a state regulator could take the position that activities at our gallery constitute an unlicensed motor vehicle dealership and thereby violates applicable manufacturer-dealer laws. For example, the state of Colorado required us to obtain dealer and manufacturer licenses in the state in order to operate our gallery in Colorado. Although we would prefer that a state regulator address any concerns of this nature by discussing such concerns with us and requesting voluntary compliance, a state could also take action against us, including levying fines or requiring that we refrain from certain activities at that location. In addition, some states have requirements that service facilities be available with respect to vehicles sold in the state, which may be interpreted to also require that service facilities be available with respect to vehicles sold over the internet to residents of the state thereby limiting our ability to sell vehicles in states where we do not maintain service facilities.

The foregoing examples of state laws governing the sale of motor vehicles are just some of the regulations we will face as we sell our vehicles. In many states, the application of state motor vehicle laws to our specific sales model is largely without precedent, particularly with respect to sales over the internet, and would be determined by a fact specific analysis of numerous factors, including whether we have a physical presence or employees in the applicable state, whether we advertise or conduct other activities in the applicable state, how the sale transaction is structured, the volume of sales into the state, and whether the state in question prohibits manufacturers from acting as dealers. As a result of the fact specific and untested nature of these issues, and the fact that applying these laws intended for the traditional automobile distribution model to our sales model allows for some interpretation and discretion by the regulators, state legal prohibitions may prevent us from selling to consumers in such state.

California laws, and potentially the laws of other states, restrict the ability of licensed dealers to advertise or take deposits for vehicles before they are available. In November 2007, we became aware that the New Motor Vehicle Board of the California Department of Transportation has considered whether our reservation and advertising policies comply with these laws. To date, we have not received any communications on this topic from the New Motor Vehicle Board or the Department of Motor Vehicles (DMV) which has the power to enforce these laws. There can be no assurance that the DMV will not take the position that our vehicle reservation or advertising practices violate the law. We expect that if the DMV determines that we may have violated the law, it would initially discuss its concerns with us and request voluntary compliance. If we are ultimately found to be in violation of California law, we might be precluded from taking reservation payments, and the DMV could take other actions against us, including levying fines and requiring us to refund reservation payments. Resolution of any inquiry may also involve restructuring certain aspects of the reservation program. The DMV also has the power to suspend licenses to manufacture and sell vehicles in California, following a hearing on the merits, which it has typically exercised only in cases of significant or repeat violations and/or a refusal to comply with DMV directions.

Certain states may have specific laws which apply to dealers, or manufacturers selling directly to consumers, or both. For example, the state of Washington requires that reservation payments or other payment received from residents in the state of Washington must be placed in a segregated account until delivery of the vehicle, which account must be unencumbered by any liens from creditors of the dealer and may not be used by the dealer. Consequently, we established a segregated account for reservation payments in the state of Washington in January 2010. There can be no assurance that other state or foreign jurisdictions will not require similar segregation of reservation payment received from customers. Our inability to access these funds for working capital purposes could harm our liquidity.

Furthermore, while we have performed an analysis of the principal laws in the European Union relating to our distribution model and believe we comply with such laws, we have not performed a complete analysis in all foreign jurisdictions in which we may sell vehicles. Accordingly, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our vehicle reservation practices or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time.

In addition to licensing laws, specific laws and regulations in each of the states (and their interpretation by regulators) may limit or determine how we sell, market, advertise, and otherwise solicit sales, take orders, take reservations and reservation payments, deliver, and service vehicles for consumers and engage in other activities in that state. While we have performed an analysis of laws in certain jurisdictions in which we have Tesla stores, we have not performed a complete analysis in all jurisdictions in which we may sell vehicles. Accordingly, there may be laws in jurisdictions we have not yet entered that may restrict our vehicle reservation practices or other business practices.

Competition

Competition in the automotive industry is intense and evolving. We believe the impact of new regulatory requirements for occupant safety and vehicle emissions, technological advances in powertrain and consumer electronics components, and shifting customer needs and expectations are causing the industry to evolve in the direction of electric-based vehicles. We believe the primary competitive factors in our markets include but are not limited to:

- technological innovation;
- product quality and safety;
- service options;
- product performance;
- design and styling;
- product price; and
- manufacturing efficiency.

We believe that our vehicles compete in the market both based on their traditional segment classification as well as based on their propulsion technology. Within the electric-based vehicle segment, there are three primary means of powertrain electrification which will differentiate various competitors in this market:

- *Electric Vehicles* are vehicles powered completely by a single on-board energy storage system (battery pack or fuel cell) which is refueled directly from an electricity source. Both the Tesla Roadster and the Model S are examples of electric vehicles.
- *Plug-in Hybrid Vehicles* are vehicles powered by both a battery pack with an electric motor and an internal combustion engine which can be refueled both with traditional petroleum fuels for the engine and electricity for the battery pack. The internal combustion engine can either work in parallel with the electric motor to power the wheels, such as in a parallel plug-in hybrid vehicle, or be used only to recharge the battery, such as in a series plug-in hybrid vehicle like the Chevrolet Volt.
- *Hybrid Electric Vehicles* are vehicles powered by both a battery pack with an electric motor and an internal combustion engine but which can only be refueled with traditional petroleum fuels as the battery pack is charged via regenerative braking, such as used in a hybrid electric vehicle like the Toyota Prius.

The worldwide automotive market, particularly for alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future. Prior to the introduction of the Nissan Leaf in December 2010, no mass produced performance highway-capable electric vehicles were being sold in the United States. In Japan, Mitsubishi has been selling its electric iMiEV since April 2010. We expect additional competitors to enter the United States and Europe within the next several years, and as they do so, we expect that we will experience significant competition. With respect to our Tesla Roadster, we currently face strong competition from established automobile manufacturers, including manufacturers of high-performance vehicles, such as Porsche and Ferrari. In addition, upon the launch of our Model S sedan, we will face competition from existing and future automobile manufacturers in the extremely competitive luxury sedan market, including Audi, BMW, Lexus and Mercedes.

Many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel vehicle market. For example, Nissan introduced the Nissan Leaf, a fully electric vehicle in December 2010 and Ford has announced that it plans to introduce an electric vehicle in 2011. In addition, several manufacturers, including General Motors, Toyota, Ford, and Honda are each selling hybrid vehicles, and certain of these manufacturers have announced plug-in versions of their hybrid vehicles. For example, in December 2010, General Motors introduced the Chevrolet Volt, which is a plug-in hybrid vehicle that operates purely on electric power for a limited number of miles, at which time an internal combustion engine engages to recharge the battery.

Moreover, it has been reported that BMW, Daimler, Lexus, Audi, Renault and Volkswagen are also developing electric vehicles. Several new start-ups have also announced plans to enter the market for performance electric vehicles, although none of these have yet come to market. Finally, electric vehicles have already been brought to market in China and other foreign countries and we expect a number of those manufacturers to enter the United States market as well.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively. We believe our exclusive focus on electric vehicles and electric vehicle components, as well as our history of vehicle development and production, are the basis on which we can compete in the global automotive market in spite of the challenges posed by our competition; however, we have a limited history of operations.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of February 3, 2011, we had 35 issued patents and approximately 280 pending patent applications with the United States Patent and Trademark Office and internationally in a broad range of areas. Our issued patents start expiring in 2026. We intend to continue to file additional patent applications with respect to our technology. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that these pending patent applications will provide us with protection.

Employees

As of December 31, 2010, we had 899 full-time employees consisting of 213 in manufacturing, 212 in powertrain research and development, 121 in sales and marketing, 170 in vehicle design and engineering, 79 in service and 104 in general and administration. Of all of our employees, 648 are located in our Northern California offices, 106 are located at our Los Angeles facility and 51 are located at our United Kingdom offices. The other employees are located in other international locations. None of our employees are currently represented by labor unions or are covered by a collective bargaining agreement with respect to their employment. To date, we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Additional Information

We file or furnish periodic reports, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and Current reports on Form 8-K; proxy statements and other information with the SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by sending an electronic message to the SEC at publicinfo@sec.gov. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our reports, proxy statements and other information are also made available, free of charge, on our investor relations website at ir.teslamotors.com as soon as reasonably practicable after we electronically file such information with the SEC. The information posted on our website is not incorporated into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below together with the other information set forth in this Annual Report on Form 10-K, which could materially affect our business, financial condition and future results. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results.

Risks Related to Our Business and Industry

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

You must consider the risks and difficulties we face as an early stage company with limited operating history. If we do not successfully address these risks, our business, prospects, operating results and financial condition will be materially and adversely harmed. We were formed in July 2003. We began delivering our first performance electric vehicle, the Tesla Roadster, in early 2008, and as of December 31, 2010, we had only sold approximately 1,500 production vehicles to customers, almost all of which were sold in the United States and Europe. Our revenues for the years ended December 31, 2010, 2009 and 2008, were $116.7 million, $111.9 million and $14.7 million, respectively. We have a very limited operating history on which investors can base an evaluation of our business, operating results and prospects.

To date, we have derived our revenues principally from sales of the Tesla Roadster and related sales of zero emission vehicle credits, and from electric powertrain development services and sales. We intend in the longer term to derive substantial revenues from the sales of our planned Model S sedan electric vehicle which is at an early stage of development and which we do not expect to be in production until mid-2012. We have no operating history with respect to the Model S electric vehicle and have not yet completed the component procurement process for the Model S, which limits our ability to accurately forecast the cost of the vehicle. In addition, we only recently completed the purchase of a manufacturing facility in Fremont, California to produce such vehicles, and we have not yet completely finalized the full vehicle design or our engineering, manufacturing or component supply plans for the Model S. In addition, as of December 31, 2010 our powertrain sales, development services revenue and powertrain research and development compensation have been almost entirely generated under arrangements with Daimler AG (Daimler) for the development and sale of a battery pack and charger for Daimler's Smart fortwo electric drive and for the development of a battery pack for Daimler's A-Class vehicle. Blackstar Investco LLC (Blackstar), an affiliate of Daimler, holds more than 5% of our outstanding capital stock. In October 2010, Tesla and Toyota Motor Corporation, (Toyota) entered into an agreement to develop a validated electric powertrain for the Toyota RAV4. Toyota also purchased 2,941,176 shares of our common stock in a private placement transaction that occurred concurrently with the closing of our IPO. We have also announced our intention for Tesla to receive Toyota's support with sourcing parts and production and engineering expertise for the Model S. However, we have not entered into any agreements with Toyota for any such assistance, including any purchase orders, and we may never do so. There are no assurances that we will be able to secure future business with Daimler, Toyota, or any of their affiliates.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. For example, during the four quarters of 2010 and 2009, we recorded quarterly revenue of as much as $45.5 million and as little as $18.6 million and quarterly operating losses of as much as $51.6 million and as little as $4.3 million. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

In addition, our revenues to date have included amounts we receive from selling zero emission vehicle (ZEV) credits to other automobile manufacturers, pursuant to certain state regulations. We have entered into two contracts for the sale of ZEV credits with two separate automotive manufacturers. For the years ended December 31, 2010, 2009 and 2008, we earned revenue from the sale of ZEV credits of $2.8 million, $8.2 million and $3.5 million, respectively. Our current agreement with American Honda Co., Inc. (Honda) provides for the sale of ZEV credits that we earn from the sale of vehicles that we manufacture through December 31, 2011. As of December 31, 2010, we had sold credits for 491 vehicles under this agreement and Honda has an obligation to purchase credits for up to 150 additional vehicles that Tesla will manufacture prior to the expiration of the agreement. We may not be able to enter into new agreements to sell any additional credits we may earn in excess of the current contractual amounts on equivalent terms and if this occurs, our financial results will be harmed.

We are significantly dependent upon revenue generated from the sale of our electric vehicles, specifically the Tesla Roadster, in the near term, and our future success will be dependent upon our ability to design and achieve market acceptance of new vehicle models, and specifically the Model S.

We currently generate the majority of our revenue from the sale of our Tesla Roadsters and the sale of the related ZEV credits. We began production of our Tesla Roadster only in 2008, and our second planned vehicle, our Model S, is not expected to be in production until mid-2012, requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful. There can be no assurance that we will be able to design future models of performance electric vehicles that will meet the expectations of our customers or that our future models, including the Model S, will become commercially viable. In particular, it is common in the automotive industry for the production vehicle to have a styling and design different from that of the concept vehicle, which may happen with the Model S. We believe the design of the early prototype Model S is one of the key reasons why we have received approximately 3,400 reservations for the vehicle as of December 31, 2010. To the extent that we are not able to build the production Model S to the expectations created by the early prototype and our anticipated specifications, customers may cancel their reservations and our future sales could be harmed. Additionally, historically, automobile customers have come to expect new and improved vehicle models to be introduced frequently. In order to meet these expectations, we may in the future be required to introduce on a regular basis new vehicle models as well as enhanced versions of existing vehicle models. As technologies change in the future for automobiles in general and performance electric vehicles specifically, we will be expected to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology. To date, we have limited experience simultaneously designing, testing, manufacturing and selling our electric vehicles.

We anticipate that we will experience an increase in losses and may experience a decrease in automotive sales revenues prior to the launch of the Model S.

Prior to the launch of our Model S, we anticipate our automotive sales may decline, potentially significantly. We currently produce the Tesla Roadster gliders, which are partially assembled vehicles that do not contain our electric powertrain, with Lotus Cars Limited (Lotus) in Hethel, England. We currently intend to manufacture gliders with Lotus for our current generation Tesla Roadster until January 2012. We intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. Through December 31, 2010, we have delivered over 1,500 vehicles. We do not currently plan to begin selling our next generation Tesla Roadster until at least one year after the launch of the Model S, which is expected to be in production in mid-2012. As a result, we anticipate that we will generate limited revenue from selling electric vehicles in 2012 until the launch of our Model S. The launch of our Model S could be delayed for a number of reasons and any such delays may be significant and would extend the period in which we would generate limited revenues from sales of our electric vehicles. The potential decrease in automotive sales revenue for the periods prior to the launch of the Model S may be significant and could materially and adversely affect our business, prospects, operating results and financial condition and our ability to fund operating losses could seriously constrain our growth.

Furthermore, except for our arrangements with Daimler and its affiliates, we do not currently have any arrangements in place with third parties for the purchase of powertrain components. There are no assurances that we will be able to secure future business with Daimler or its affiliates as Daimler has indicated its intent to produce all of its lithium-ion batteries by 2012 as part of a joint venture with Evonik Industries AG and has announced it has entered into a joint venture with BYD Auto to collaborate on the development of an electric car under a jointly owned new brand for the Chinese market. Recently, Daimler has indicated that there may be an opportunity for us to continue supplying electric powertrain components, including battery packs, in 2012 and beyond, but we have not entered into any agreements with Daimler for these arrangements and we may never do so. In October 2010, we and Toyota entered into an agreement to develop a validated electric powertrain for the Toyota RAV4, although our revenues are currently limited to development services and we may not be able to enter into additional agreements with Toyota in the future.

Our production model for the non-powertrain portion of the Model S is unproven, still evolving and is very different from the non-powertrain portion of the production model for the Tesla Roadster.

Our future business depends in large part on our ability to execute on our plans to develop, manufacture, market and sell our planned Model S electric vehicle. To date, our revenues have been principally derived from the sales of our Tesla Roadster. The Tesla Roadster has only been produced in low volume quantities and the body is assembled by Lotus in the United Kingdom, with the final assembly by us at our facility in Menlo Park, California for sales destined in the United States. We plan to manufacture the Model S in higher volumes than our present production capabilities in our planned manufacturing facility in Fremont, California. As a result, the non-powertrain portion of the production model for the Model S will be substantially different and significantly more complex than the non-powertrain portion of the production model for the Tesla Roadster. In addition, we plan to introduce a number of new manufacturing technologies and techniques, such as aluminum spot welding systems, which have not been widely adopted in the automotive industry. Our Model S production model will require significant investments of cash and management resources and we may experience unexpected delays or difficulties that could postpone our ability to launch or achieve full manufacturing capacity for the Model S, which could have a material adverse effect on our business, prospects, operating results and financial condition.

Our production model for the Model S is based on many key assumptions, which may turn out to be incorrect, including:

- that we will be able to secure the funding necessary to build out and equip our planned manufacturing facility in Fremont, California in a timely manner, including meeting milestones and other conditions necessary to draw down funds under our loan facility with the United States Department of Energy (DOE);
- that we will be able to develop and equip our planned manufacturing facility for the Model S in Fremont, California without exceeding our projected costs and on our projected timeline;
- that the equipment which we have purchased or which we select will be able to accurately manufacture the vehicle within specified design tolerances;
- that our computer aided design process can reduce the product development time by accurately predicting the performance of our vehicle for passing relevant safety standards, including standards that can only be met through expensive crash testing;
- that we will be able to comply with environmental and similar regulations to operate our planned manufacturing facilities and our business on our projected timeline;
- that we will be able to engage suppliers for the necessary components on terms and conditions acceptable to us and that we will be able to obtain components on a timely basis and in the necessary quantities;
- that we will be able to deliver final component designs to our suppliers in a timely manner;

- that we will be able to attract, recruit, hire and train skilled employees, including employees on the production line, to operate our planned Model S manufacturing facility in Fremont, California;
- that we will be able to maintain high quality controls as we transition to an in-house manufacturing process; and
- that we will not experience any significant delays or disruptions in our supply chain.

If one or more of the foregoing assumptions turns out to be incorrect, our ability to successfully launch the Model S on time and on budget if at all, and our business prospects, operating results and financial condition may be materially and adversely impacted.

We have no experience to date in high volume manufacturing of our electric vehicles. We do not know whether we will be able to develop efficient, automated, low-cost manufacturing capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass market the Model S. Even if we are successful in developing our high volume manufacturing capability and processes and reliable sources of component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or in time to meet our vehicle commercialization schedules or to satisfy the requirements of customers. To date, we have experienced minor cost increases from our suppliers in order to meet our quality targets and development timelines. Any failure to develop such manufacturing processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

We may experience significant delays in the design, manufacture, launch and financing of the Model S, including in the build out of our Model S manufacturing facility, which could harm our business and prospects.

Any delay in the financing, design, manufacture and launch of the Model S, including in the build out of our planned Model S manufacturing facility in Fremont, California, could materially damage our brand, business, prospects, financial condition and operating results. Automobile manufacturers often experience delays in the design, manufacture and commercial release of new vehicle models. We experienced significant delays in launching the Tesla Roadster. We initially announced that we would begin delivering the Tesla Roadster in June 2007, but due to various design and production delays, we did not physically deliver our first Tesla Roadster until February 2008, and we only achieved higher production of this vehicle in the fourth quarter of 2008. These delays resulted in additional costs and adverse publicity for our business. We may experience similar delays in launching the Model S, and any such delays could be significant.

In addition, final designs for the Model S and plans for the build out of the manufacturing facility are still in process, and various aspects of the Model S component procurement and manufacturing plans have not yet been determined. We are currently evaluating, qualifying and selecting our suppliers for the planned production of the Model S. However, we may not be able to engage suppliers for the remaining components in a timely manner, at an acceptable price or in the necessary quantities. In addition, we will also need to do extensive testing to ensure that the Model S is in compliance with applicable National Highway Traffic Safety Administration (NHTSA) safety regulations and United States Environmental Protection Agency (EPA) regulations prior to beginning mass production and delivery of the vehicles. Our plan to begin production of the Model S in mid-2012 is dependent upon the timely availability of funds, upon our finalizing the related design, engineering, component procurement, testing, build out and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline.

We completed the purchase of our planned manufacturing facility in Fremont, California in October 2010 and selected it in part because it was recently used for automobile manufacturing, was located within 20 miles of our Palo Alto engineering facility, and we believe its size may allow us to adapt our internal manufacturing plans quickly. We expect that all these factors will support the timely start of production for the Model S. However, because we have only recently acquired this facility and have just begun to implement our manufacturing plans, we may experience unexpected delays in completing the build out of this facility for the production of our planned Model S.

In January 2010, we entered into a loan facility with the Federal Financing Bank (FFB) that is guaranteed by the DOE (DOE Loan Facility). Our DOE Loan Facility provides for a $465.0 million loan facility under the DOE's Advanced Technology Vehicles Manufacturing Loan Program (ATVM Program) to help finance the continued development of the Model S, including the planned build out and operation of a manufacturing facility, and to finance the planned build out and operation of our electric powertrain manufacturing facility. We intend to fund the build out of the planned manufacturing facility principally by using existing cash and cash obtained through the DOE Loan Facility. Our ability to draw down these funds under the DOE Loan Facility is conditioned upon several draw conditions. These draw conditions include our achievement of progress milestones relating to the design and development of the Model S and the Model S manufacturing facility. If we are unable to draw down the anticipated funds under the DOE Loan Facility on the timeline that we anticipate, our plans for building our Model S and electric powertrain manufacturing plants could be significantly delayed which would materially adversely affect our business, prospects, financial condition and operating results.

We face significant barriers in our attempt to produce our Model S, and if we cannot successfully overcome those barriers our business will be negatively impacted.

We face significant barriers as we attempt to produce our first mass produced vehicle, our Model S. We currently have a drivable early prototype of the Model S, but do not have a full production intent prototype, a final design, a built-out manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. As a manufacturer and seller of only electric vehicles, we face a variety of added challenges to entry that a traditional automobile manufacturer would not encounter including additional costs of developing and producing an electric powertrain that has comparable performance to a traditional gasoline engine in terms of range and power, inexperience with servicing electric vehicles, regulations associated with the transport of lithium-ion batteries and unproven high-volume customer demand for fully electric vehicles. In addition, while we are designing the Model S to have the capability to rapidly swap out its battery pack, there are no specialized facilities today to perform such swapping. Also, while we expect to be able to achieve a 300 mile range, our ability to do so will depend on the feasibility and availability of appropriate battery cell technologies and improvements that we are able to achieve in reducing energy consumption. While we may offer this service in the future at our stores, no assurance can be provided that we will do so, or that any other third party will offer such services. We must successfully overcome these barriers as we move from producing the low volume Tesla Roadster to the Model S which we plan to produce at much higher volumes. If we are not able to overcome these barriers, our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

We have a history of losses and we expect significant increases in our costs and expenses to result in continuing losses for at least the foreseeable future.

We incurred a net loss of $154.3 million for the year ended December 31, 2010 and have incurred net losses of approximately $415.0 million from our inception through December 31, 2010. We have had net losses in each quarter since our inception. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin significant deliveries of the Model S, which is not expected to be in production until mid-2012 with higher volume production not occurring until 2013, and may occur later. Even if we are able to successfully develop the Model S, there can be no assurance that it will be commercially successful. If we are to ever achieve profitability it will be dependent upon the successful development and successful commercial introduction and acceptance of automobiles such as the Model S, which may not occur.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

- design, develop and manufacture our planned Model S;
- design, develop and manufacture components of our electric powertrain;
- develop and equip our manufacturing facility to produce our Model S in Fremont, California;
- build up inventories of parts and components for our Model S;
- develop and equip manufacturing facilities to produce our electric powertrain components;
- open new Tesla stores;
- expand our design, development, maintenance and repair capabilities;
- increase our sales and marketing activities; and
- increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

In addition, as of December 31, 2010, we had recorded a full valuation allowance on our United States net deferred tax assets as at this point we believe it is more likely than not that we will not achieve profitability and accordingly be able to use our deferred tax assets in the foreseeable future. Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an "ownership change," as defined in Section 382 of the Internal Revenue Code. Although we do not believe that our initial public offering (IPO) would constitute an ownership change resulting in limitations on our ability to use our net operating loss and tax credit carry-forwards, we have not yet performed a study to determine whether such limitations exist. If an ownership change is deemed to have occurred as a result of our IPO, utilization of these assets could be significantly reduced.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our electric vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture and sales of our electric vehicles. When we first began delivering our Tesla Roadster in early 2008, our marginal costs of producing the Tesla Roadster exceeded our revenue from selling those vehicles. Revenue from the sales of our Tesla Roadster as well as from ZEV credits did not exceed cost of revenues related to our Tesla Roadster, until the second quarter of 2009. There can be no assurances that our costs of producing and delivering the Model S will be less than the revenue we generate from sales at the time of the Model S launch or that we will achieve our expected gross margin on sales of the Model S.

We incur significant costs related to procuring the raw materials required to manufacture our high-performance electric cars, assembling vehicles and compensating our personnel. We will also incur substantial costs in constructing and building out our Model S and powertrain manufacturing facilities, each of which could potentially face cost overruns or delays in construction. Additionally, in the future we may be required to incur substantial marketing costs and expenses to promote our vehicles, including through the use of traditional media such as television, radio and print, even though our marketing expenses to date have been relatively limited. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components, such as lithium-ion battery cells or carbon fiber body panels used in our vehicles, could increase due to shortages as global demand for these products increases. Indeed, if the popularity of electric vehicles exceeds current expectations without significant expansion in battery cell production capacity and advancements in battery cell technology, shortages could occur which would result in increased materials costs to us.

Our future growth is dependent upon consumers' willingness to adopt electric vehicles.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

- perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;
- perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and regenerative braking systems, such as the possible perception that Toyota's recent vehicle recalls may be attributable to these systems;
- the limited range over which electric vehicles may be driven on a single battery charge;
- the decline of an electric vehicle's range resulting from deterioration over time in the battery's ability to hold a charge;
- concerns about electric grid capacity and reliability, which could derail our past and present efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;
- the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;
- improvements in the fuel economy of the internal combustion engine;
- the availability of service for electric vehicles;
- consumers' desire and ability to purchase a luxury automobile or one that is perceived as exclusive;
- the environmental consciousness of consumers;
- volatility in the cost of oil and gasoline;
- consumers' perceptions of the dependency of the United States on oil from unstable or hostile countries;
- government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
- access to charging stations, standardization of electric vehicle charging systems and consumers' perceptions about convenience and cost to charge an electric vehicle;

- the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;
- perceptions about and the actual cost of alternative fuel; and
- macroeconomic factors.

In addition, recent reports have suggested the potential for extreme temperatures to affect the range or performance of electric vehicles. Based on internal testing, we estimate that our Tesla Roadster would have a 5-10% reduction in range when operated in -20°C temperatures. To the extent customers have concerns about such reductions or third party reports which suggest reductions in range greater than our estimates gain widespread acceptance, our ability to market and sell our vehicles, particularly in colder climates, may be adversely impacted.

Additionally, we will become subject to regulations that require us to alter the design of our vehicles, which could negatively impact consumer interest in our vehicles. For example, our electric vehicles make less noise than internal combustion vehicles. Due to concerns about overly quiet vehicles and vision impaired pedestrians, in January 2011, Congress passed and the President signed the Pedestrian Safety Enhancement Act of 2010. The new law requires NHTSA to establish minimum sounds for electric vehicles and hybrid electric vehicles when travelling at low speeds. New standards must be established by mid-2012 for implementation likely by model year 2013.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

The range of our electric vehicles on a single charge declines over time which may negatively influence potential customers' decisions whether to purchase our vehicles.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer's use of their Tesla vehicle as well as the frequency with which they charge the battery of their Tesla vehicle can result in additional deterioration of the battery's ability to hold a charge. We currently expect that our battery pack for the Tesla Roadster will retain approximately 60-65% of its ability to hold its initial charge after approximately 100,000 miles or seven years, which will result in a decrease to the vehicle's initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

We are dependent upon our ability to fully draw down on our loan facility from the United States Department of Energy, which may restrict our ability to conduct our business.

Our plan for manufacturing the Model S and for developing our electric powertrain facility depends on our ability to fully draw down on our DOE Loan Facility. Our DOE Loan Facility provides for a $465.0 million loan facility under the DOE's ATVM Program to help finance the continued development of the Model S, including the planned build out and operation of a manufacturing facility, and to finance the planned build out and operation of our electric powertrain manufacturing facility. We cannot, however, access all of these funds at once, but only over a period of up to three years through periodic draws as eligible costs are incurred. Through December 31, 2010, we have received loans under our DOE Loan Facility for an aggregate of $71.8 million. Our ability to draw down these funds under the DOE Loan Facility is conditioned upon several draw conditions. For the Model S manufacturing facility project, the draw conditions include our achievement of progress milestones relating to the design and development of the Model S and the Model S manufacturing facility. For the electric powertrain manufacturing facility, the draw conditions include our achievement of progress milestones relating to the successful development of commercial arrangements with third parties for the supply of powertrain components. Additionally, the DOE Loan Facility will require us to comply with certain operating covenants and will place additional restrictions on our ability to operate our business. We are unaccustomed to managing our business with such restrictions and others that are associated with a significant credit agreement. If we are unable to draw down the anticipated funds under the DOE Loan Facility, or our ability to make such draw downs is delayed, we may need to obtain additional or alternative financing to operate our Model S and electric powertrain manufacturing facilities to the extent our cash on hand is insufficient. Any failure to obtain the DOE funds or secure other alternative funding could materially and adversely affect our business and prospects. Such additional or alternative financing may not be available on attractive terms, if at all, and could be more costly for us to obtain. As a result, our plans for building our Model S and electric powertrain manufacturing plants could be significantly delayed which would materially adversely affect our business, prospects, financial condition and operating results.

Our DOE Loan Facility documents contain customary covenants that include, among others, a requirement that the project be conducted in accordance with the business plan for such project, compliance with all requirements of the ATVM Program, and limitations on our and our subsidiaries' ability to incur indebtedness, incur liens, make investments or loans, enter into mergers or acquisitions, dispose of assets, pay dividends or make distributions on capital stock, prepay indebtedness, pay management, advisory or similar fees to affiliates, enter into certain affiliate transactions, enter into new lines of business and enter into certain restrictive agreements. These restrictions may limit our ability to operate our business and may cause us to take actions or prevent us from taking actions we believe are necessary from a competitive standpoint or that we otherwise believe are necessary to grow our business.

The operation of our vehicles is different from internal combustion engine vehicles and our customers may experience difficulty operating them properly, including difficulty transitioning between different methods of braking.

We have designed our vehicles to minimize inconvenience and inadvertent driver damage to the powertrain. In certain instances, these protections may cause the vehicle to behave in ways that are unfamiliar to drivers of internal combustion vehicles. For example, we employ regenerative braking to recharge the battery in most modes of vehicle operation. Our customers may become accustomed to using this regenerative braking instead of the wheel brakes to slow the vehicle. However, when the vehicle is at maximum charge, the regenerative braking is not needed and is not employed. Accordingly, our customers may have difficulty shifting between different methods of braking. In addition, we use safety mechanisms to limit motor torque when the powertrain system reaches elevated temperatures. In such instances, the vehicle's acceleration and speed will decrease. Finally, if the driver permits the battery to substantially deplete its charge, the vehicle will progressively limit motor torque and speed to preserve the charge that remains. The vehicle will lose speed and ultimately coast to a stop. Despite several warnings about an imminent loss of charge, the ultimate loss of speed may be unexpected. There can be no assurance that our customers will operate the vehicles properly, especially in these situations. Any accidents resulting from such failure to operate our vehicles properly could harm our brand and reputation, result in adverse publicity and product liability claims, and have a material adverse affect on our business, prospects, financial condition and operating results. In addition, if consumers dislike these features, they may choose not to buy additional cars from us which could also harm our business and prospects.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers' preferred alternative to petroleum based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells, which makes us dependent upon other suppliers of battery cell technology for our battery packs.

Our distribution model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, operating results and future prospects difficult.

Our distribution model is not common in the automobile industry today, particularly in the United States. We plan to continue to sell our performance electric vehicles over the internet and in company-owned Tesla stores. This model of vehicle distribution is relatively new and unproven, especially in the United States, and subjects us to substantial risk as it requires, in the aggregate, a significant expenditure and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a more traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume, which may harm our business, prospects, financial condition and operating results. Moreover, we will be competing with companies with well-established distribution channels.

As of December 31, 2010, we had opened 16 Tesla stores in the United States, Europe and Japan, seven of which have been open for less than one year. We have only limited experience distributing and selling our performance vehicles through our Tesla stores. As of December 31, 2010 we had only sold approximately 1,500 Tesla Roadsters to customers, primarily in the United States and Europe. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from local and state authorities, and we may not be successful in addressing these challenges. We plan to introduce a new store concept in 2011 to enhance the customer purchasing experience and to generate greater visibility for Tesla products in areas of high customer foot traffic. We do not know whether our store strategy will meet our anticipated objectives and we may incur additional costs in order to improve or change this strategy.

You must consider our business and prospects in light of the risks, uncertainties and difficulties we encounter as we implement our business model. For instance, we will need to persuade customers, suppliers and regulators of the validity and sustainability of our business model. We cannot be certain that we will be able to do so, or to successfully address the risks, uncertainties and difficulties that our business strategy faces. Any failure to successfully address any of the risks, uncertainties and difficulties related to our business model would have a material adverse effect on our business and prospects.

We may face regulatory limitations on our ability to sell vehicles directly or over the internet which could materially and adversely affect our ability to sell our electric vehicles.

We sell our vehicles from our Tesla stores as well as over the internet. We may not be able to sell our vehicles through this sales model in each state in the United States as many states have laws that may be interpreted to prohibit internet sales by manufacturers to residents of the state or to impose other limitations on this sales model, including laws that prohibit manufacturers from selling vehicles directly to consumers without the use of an independent dealership or without a physical presence in the state. For example, the state of Texas prohibits a manufacturer from being licensed as a dealer or to act in the capacity of a dealer, which would prohibit us from operating a store in the state of Texas and may restrict our ability to sell vehicles to Texas residents over the internet from out of state altogether without altering our sales model. The state of Kansas provides that a manufacturer cannot deliver a vehicle to a Kansas resident except through a dealer licensed to do business in the state of Kansas, which may be interpreted to require us to open a store in the state of Kansas in order to sell vehicles to Kansas residents. In some states where we have opened a "gallery," which is a location where potential customers can view our vehicles but is not a full retail location, it is possible that a state regulator could take the position that activities at our gallery constitute an unlicensed motor vehicle dealership and thereby violates applicable manufacturer-dealer laws. For example, the state of Colorado required us to obtain dealer and manufacturer licenses in the state in order to operate our gallery in Colorado. In addition, some states have requirements that service facilities be available with respect to vehicles sold in the state, which may be interpreted to also require that service facilities be available with respect to vehicles sold over the internet to residents of the state thereby limiting our ability to sell vehicles in states where we do not maintain service facilities.

The foregoing examples of state laws governing the sale of motor vehicles are just some of the regulations we will face as we sell our vehicles. In many states, the application of state motor vehicle laws to our specific sales model is largely untested under state motor vehicle industry laws, particularly with respect to sales over the internet, and would be determined by a fact specific analysis of numerous factors, including whether we have a physical presence or employees in the applicable state, whether we advertise or conduct other activities in the applicable state, how the sale transaction is structured, the volume of sales into the state, and whether the state in question prohibits manufacturers from acting as dealers. As a result of the fact specific and untested nature of these issues, and the fact that applying these laws intended for the traditional automobile distribution model to our sales model allows for some interpretation and discretion by the regulators, the manner in which the applicable authorities will apply their state laws to our distribution model is unknown. Such laws, as well as other laws governing the motor vehicle industry, may subject us to potential inquiries and investigations from state motor vehicle regulators who may question whether our sales model complies with applicable state motor vehicle industry laws and who may require us to change our sales model or may prohibit our ability to sell our vehicles to residents in such states. In addition, decisions by regulators permitting us to sell vehicles may be subject to challenges as to whether such decisions comply with applicable state motor vehicle industry laws. Such challenges, if successful, could prohibit our ability to sell our vehicles to residents in such states.

To date, we are registered as both a motor vehicle manufacturer and dealer in California, Colorado, Florida, Illinois and Washington and we are licensed as a motor vehicle dealer in the state of New York. We have not yet sought formal clarification of our ability to sell our vehicles in any other states.

We are also registered as both a motor vehicle manufacturer and dealer in Canada, Australia, and Japan, and have obtained licenses to sell vehicles in other countries such as Hong Kong and Singapore. Furthermore, while we have performed an analysis of the principal laws in the European Union relating to our distribution model and believe we comply with such laws, we have not performed a complete analysis in all foreign jurisdictions in which we may sell vehicles. Accordingly, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our vehicle reservation practices or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time.

Regulatory limitations on our ability to sell vehicles could materially and adversely affect our ability to sell our electric vehicles.

A large amount of our Tesla Roadster sales revenue has been due to the fulfillment of orders from reservations taken in prior years.

As of December 31, 2010, we had sold approximately 1,500 Tesla Roadsters to customers of which a large number were delivered in 2009 as we made a significant effort to fulfill reservations placed in prior years. Since 2009, we have not experienced and in the future, we do not expect to have a significant wait list of orders for our Tesla Roadster, and we may not be able to maintain or increase our vehicle sales revenue in future quarters. This may be the case even though we will make significant investments to expand our network of Tesla stores and sales personnel. Furthermore, potential customers may decide to defer purchasing the Tesla Roadster in anticipation of our planned next generation Tesla Roadster or Model S. All reservation payments for the Model S are fully refundable.

Reservations for Model S sedans are fully refundable to customers.

As of December 31, 2010, we had unfilled reservations for approximately 3,400 Model S sedans, all of which are subject to cancellation by the customer up until such time that the customer enters into a purchase agreement. Historically, all of our reservations have been refundable and we have had a significant number of customers who submitted reservations for the Tesla Roadster cancel those reservations and we have refunded their deposits.

Given the long lead times that we have historically experienced between customer reservation and delivery on the Tesla Roadster and that we expect to experience on the Model S, there is a heightened risk that customers that have made reservations may not ultimately take delivery on vehicles due to potential changes in customer preferences, competitive developments and other factors. For example, when we delayed the introduction of the original Tesla Roadster in the fall of 2007, we experienced a significant number of customers that cancelled their reservations and requested the return of their reservation payment. If we encounter delays in the introduction of the Model S, we believe that a significant number of our customers could similarly cancel their reservations. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle. Such cancellations could harm our financial condition, business, prospects and operating results.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of high-performance electric vehicles and have targeted relatively affluent consumers. We will need to address additional markets and expand our customer demographic in order to further grow our business. In particular, we intend the Model S to appeal to the customers of premium vehicles, which is a much larger and different demographic from that of the Tesla Roadster. Successfully offering a vehicle in this vehicle class requires delivering a vehicle with a higher standard of fit and finish in the interior and exterior than currently exists in the Tesla Roadster, at a price that is competitive with other premium vehicles. We have not completed the design, component sourcing or manufacturing process for the Model S, so it is difficult to forecast its eventual cost, manufacturability or quality. Therefore, there can be no assurance that we will be able to deliver a vehicle that is ultimately competitive in the premium vehicle market. In 2011, we publicly announced the Tesla Model X as the first vehicle we intend to develop by leveraging the Model S platform. We have also previously announced our intent to develop a third generation electric vehicle which we expect to produce at our planned manufacturing facility in Fremont, California after the introduction of the Model S. However, we have not yet finalized the design, engineering or component sourcing plans for these vehicles and there are no assurances that we will be able to bring these vehicles to market at a lower price point and in higher volumes than our planned Model S as we currently intend, if at all. Our failure to address additional market opportunities would harm our business, prospects, financial condition and operating results.

Any changes to the Federal Trade Commission's electric vehicle range testing procedure or the United States Environmental Protection Agency's energy consumption regulations for electric vehicles could result in a reduction to the advertised range of our vehicles which could negatively impact our sales and harm our business.

The Federal Trade Commission (FTC) requires us to calculate and display the range of our electric vehicles on a label we affix to the vehicle's window. The FTC specifies that we follow testing requirements set forth by the Society of Automotive Engineers (SAE) which further requires that we test using the EPA's, combined city and highway testing cycles. The EPA recently announced that it would develop and establish new energy efficiency testing methodologies for electric vehicles. Based on initial indications from the EPA, we believe it is likely that the EPA will modify its testing cycles in a manner that, when applied to our vehicles, could reduce the advertised range of our vehicles by up to 30% as compared to the combined two-cycle test currently applicable to our vehicles. However, there can be no assurance that the modified EPA testing cycles will not result in a greater reduction. To the extent that the FTC adopts these procedures in place of the current procedures from the SAE, this could impair our ability to advertise the Tesla Roadster as a vehicle that is capable of going in excess of 200 miles. Moreover, such changes could impair our ability to deliver the Model S with the initially advertised range, which could result in the cancellation of a number of the approximately 3,400 reservations that have been placed for the Model S as of December 31, 2010. Any reduction in the advertised range of our vehicles could negatively impact our vehicle sales and harm our business.

We have no experience with using common platforms in the design and manufacture of our vehicles.

If we are unable to effectively leverage the benefits of using an adaptable platform architecture, our business prospects, operating results and financial condition would be adversely affected. We intend to design the Model S with an adaptable platform architecture and common electric powertrain so that we can use the platform of the Model S to create future electric vehicles, including, as examples, a crossover/sport utility vehicle, a van and a cabriolet. In 2011, we publicly announced the Tesla Model X as the first vehicle we intend to develop by leveraging the Model S platform. However, we have no experience with using common platforms in the design and manufacture of our vehicles and the design of the Model S is not complete. We may make changes to the design of the Model S that may make it more difficult to use the Model S platform for future electric vehicles. There are no assurances that we will be able to use the Model S platform to bring future vehicle models, including the Model X, to market faster or more inexpensively by leveraging use of this common platform or that there will be sufficient customer demand for the Model X or additional vehicle variants of this platform.

The automotive market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from established competitors and expect to face competition from others in the future.

The worldwide automotive market, particularly for alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future. Some of our competitors entered the market at the end of 2010 and we expect additional competitors to enter these markets within the next several years and as they do so we expect that we will experience significant competition. With respect to our Tesla Roadster, we currently face strong competition from established automobile manufacturers, including manufacturers of high-performance vehicles, such as Porsche and Ferrari. In addition, upon the launch of our Model S sedan, we will face competition from existing and future automobile manufacturers in the extremely competitive luxury sedan market, including Audi, BMW, Lexus and Mercedes.

Many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel vehicle market. In Japan, Mitsubishi has been selling its electric iMiEV since April 2010. In December 2010, Nissan introduced the Nissan Leaf, a fully electric vehicle and Ford has announced that it plans to introduce an electric vehicle in 2011. In addition, several manufacturers, including General Motors, Toyota, Ford, and Honda, are each selling hybrid vehicles, and certain of these manufacturers have announced plug-in versions of their hybrid vehicles. For example, in December 2010, General Motors introduced the Chevrolet Volt, which is a plug-in hybrid vehicle that operates purely on electric power for a limited number of miles, at which time an internal combustion engine engages to recharge the battery.

Moreover, it has been reported that BMW, Daimler, Lexus, Audi, Renault and Volkswagen are also developing electric vehicles. Several new start-ups have also announced plans to enter the market for performance electric vehicles, although none of these have yet come to market. Finally, electric vehicles have already been brought to market in China and other foreign countries and we expect a number of those manufacturers to enter the United States market as well.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We only began offering a leasing program in February 2010 which is currently only available to qualified customers in the United States. We do not currently offer, or plan to offer, any form of direct financing on our vehicles. We have not in the past, and do not currently, offer customary discounts on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our cars or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Demand in the automobile industry is highly volatile.

Volatility of demand in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we currently compete and plan to compete in the future have been subject to considerable volatility in demand in recent periods. For example, according to automotive industry sources, sales of passenger vehicles in North America during the fourth quarter of 2008 were over 30% lower than those during the same period in the prior year. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new automobile manufacturer and low volume producer, we have less financial resources than more established automobile manufacturers to withstand changes in the market and disruptions in demand. As our business grows, economic conditions and trends in other countries and regions where we sell our electric vehicles will impact our business, prospects and operating results as well. Demand for our electric vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and financial resources as compared to many incumbent automobile manufacturers.

Difficult economic conditions may affect consumer purchases of luxury items, such as our performance electric vehicles.

Over the last few years, the deterioration in the global financial markets and continued challenging condition of the macroeconomic environment has negatively impacted consumer spending and we believe has adversely affected the sales of our Tesla Roadster. The automobile industry in particular was severely impacted by the poor economic conditions and several vehicle manufacturing companies, including General Motors and Chrysler, were forced to file for bankruptcy. Sales of new automobiles generally have dropped during this recessionary period. Sales of high-end and luxury consumer products, such as our performance electric vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. Difficult economic conditions could therefore temporarily reduce the market for vehicles in our price range. Discretionary consumer spending also is affected by other factors, including changes in tax rates and tax credits, interest rates and the availability and terms of consumer credit.

If the current difficult economic conditions continue or worsen, we may experience a decline in the demand for our Tesla Roadster or reservations for our Model S, either of which could materially harm our business, prospects, financial condition and operating results. Accordingly, any events that have a negative effect on the United States economy or on foreign economies or that negatively affect consumer confidence in the economy, including disruptions in credit and stock markets, and actual or perceived economic slowdowns, may harm our business, prospects, financial condition and operating results.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our electric vehicles. Demand for new cars in the automobile industry in general, and for high-performance sports vehicles such as the Tesla Roadster in particular, typically decline over the winter season, while sales are generally higher as compared to the winter season during the spring and summer months. We expect sales of the Tesla Roadster to fluctuate on a seasonal basis with increased sales during the spring and summer months in our second and third fiscal quarters relative to our fourth and first fiscal quarters. We note that, in general, automotive sales tend to decline over the winter season and we anticipate that our sales of the Model S and other models we introduce may have similar seasonality. However, our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period operating results to vary based on our operating costs which we anticipate will increase significantly in future periods as we, among other things, design, develop and manufacture our planned Model S and electric powertrain components, build and equip new manufacturing facilities to produce the Model S and electric powertrain components, open new Tesla stores with maintenance and repair capabilities, incur costs for warranty repairs or product recalls, if any, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

Marketplace confidence in our long-term business prospects is important for building and maintaining our business.

If we are unable to establish and maintain confidence about our business prospects among consumers and within our industry, then our financial condition, operating results and business prospects may suffer materially.

Our vehicles are highly technical products that require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our vehicles from years earlier might have much more difficulty in maintaining their vehicles and obtaining satisfactory support. As a result, consumers may be less likely to purchase our vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. For example, during the economic downturn of 2008, we had difficulty raising the necessary funding for our operations, and, as a result, in the fourth quarter of 2008 we had to lay off approximately 60 employees and curtail our expansion plans. In addition, during this period a number of customers canceled their previously placed reservations. If we are required to take similar actions in the future, such actions may result in negative perceptions regarding our long-term business prospects.

Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers and other parties in our liquidity and long-term business prospects. In contrast to some more established auto makers, we believe that, in our case, the task of maintaining such confidence may be particularly complicated by factors such as the following:

- our limited operating history;
- our limited revenues and lack of profitability to date;
- unfamiliarity with or uncertainty about the Tesla Roadster and the Model S;
- uncertainty about the long-term marketplace acceptance of alternative fuel vehicles generally, or electric vehicles specifically;
- the prospect that we will need ongoing infusions of external capital to fund our planned operations;
- the size of our expansion plans in comparison to our existing capital base and scope and history of operations; and
- the prospect or actual emergence of direct, sustained competitive pressure from more established auto makers, which may be more likely if our initial efforts are perceived to be commercially successful.

Many of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional funds when needed.

We may need to raise additional funds and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our operations and prospects could be negatively affected.

The design, manufacture, sale and servicing of automobiles is a capital intensive business. Since inception through December 31, 2010, we had incurred net losses of approximately $415.0 million and had used approximately $330.6 million of cash in operations and while recognizing only approximately $243.5 million in revenue. As of December 31, 2010, we had $99.6 million in cash and cash equivalents, which excludes the $73.6 million in restricted cash we have set aside principally to fund the dedicated account under the provisions of our DOE Loan Facility. We expect that our current sources of liquidity, including cash and cash equivalents, cash held in our DOE account and the remaining amounts available under the DOE Loan Facility, together with our anticipated cash from operating activities, will be sufficient to fund our operations through the initial customer deliveries of the Model S. However, if there are delays in the launch of the Model S, if we are unable to draw down the anticipated funds under the DOE Loan Facility, or if the costs in building our Model S and powertrain manufacturing facilities exceed our expectations or if we incur any significant unplanned expenses, we may need to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund our ongoing operations, continue research, development and design efforts including those for our planned Model X vehicle, establish sales and service centers, improve infrastructure such as expanded battery assembly facilities, and to make the investments in tooling and manufacturing capital required to introduce the Model S. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially adversely affected. For example, during the economic downturn of 2008, we had difficulty raising the necessary funding for our operations and, as a result, in the fourth quarter of 2008 we had to lay off approximately 60 employees and curtail our expansion plans. Additionally, under our DOE Loan Facility, we face restrictions on our ability to incur additional indebtedness, and in the future may need to obtain a waiver from the DOE in order to do so. We may not be able to obtain such waiver from the DOE which may harm our business. Future issuance of equity or equity-related securities will dilute the ownership interest of existing stockholders and our issuance of debt securities could increase the risk or perceived risk of our company.

If our vehicles fail to perform as expected, our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a limited frame of reference by which to evaluate the long-term performance of our Tesla Roadster. We have no frame of reference by which to evaluate our Model S upon which our business prospects depend. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. We experienced product recalls in May 2009 and October 2010, both of which were unrelated to our electric powertrain. In May 2009, we initiated a product recall after we determined that a condition caused by insufficient torquing of the rear inner hub flange bolt existed in some of our Tesla Roadsters, as a result of a missed process during the manufacture of the Tesla Roadster glider, which is the partially assembled Tesla Roadster that does not contain our electric powertrain. In October 2010, we initiated a product recall after the 12 volt, low voltage auxiliary cable in a single vehicle chafed against the edge of a carbon fiber panel in the vehicle causing a short, smoke and possible fire behind the right front headlamp of the vehicle. Although the cost of the most recent recall was not material, we may experience additional recalls in the future, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations. Our electric vehicles, including the Tesla Roadster and Model S, may not perform consistent with customers' expectations or consistent with other vehicles currently available. For example, our electric vehicles may not have the durability or longevity of current vehicles, and may not be as easy to repair as other vehicles currently on the market. Any product defects or any other failure of our performance electric vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We have very limited experience servicing our vehicles and we are using a different service model from the one typically used in the industry. If we are unable to address the service requirements of our existing and future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our existing and future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we provide our Tesla Roadster customers will have a direct impact on the success of the Model S and our future vehicles. If we are unable to satisfactorily service our Tesla Roadster customers, our ability to generate customer loyalty, grow our business and sell additional Tesla Roadsters as well as Model S sedans could be impaired.

We have very limited experience servicing our vehicles. As of December 31, 2010 we had sold only approximately 1,500 Tesla Roadsters to customers, primarily in the United States and Europe. We do not plan to begin production of any Model S vehicles until mid-2012 with higher volume production not occurring until

2013, and do not have any experience servicing these cars as they do not exist currently. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques.

We plan to service our performance electric vehicles through our company-owned Tesla stores and through our mobile service technicians known as the Tesla Rangers. As of December 31, 2010, we had opened 16 Tesla stores, most of which are equipped to actively service our performance electric vehicles. However, seven stores have been open for less than one year, and to date we have only limited experience servicing our performance vehicles through our Tesla stores. Going forward, we intend to build separate sales and service locations in several markets, but to date have limited experience with separate sales and service locations within a geographic market. We will need to open additional Tesla stores with service capabilities and standalone service locations, as well as hire and train significant numbers of new employees to staff these centers and act as Tesla Rangers, in order to successfully maintain our fleet of delivered performance electric vehicles. We only implemented our Tesla Rangers program in October 2009 and have limited experience in deploying them to service our customers' vehicles. There can be no assurance that these service arrangements or our limited experience servicing our vehicles will adequately address the service requirements of our customers to their satisfaction, or that we will have sufficient resources to meet these service requirement in a timely manner as the volume of vehicles we are able to deliver annually increases.

We do not expect to be able to open Tesla stores in all the geographic areas in which our existing and potential customers may reside. In order to address the service needs of customers that are not in geographical proximity to our service centers, we plan to either transport those vehicles to the nearest Tesla store or service center for servicing or deploy our mobile Tesla Rangers to service the vehicles at the customer's location. These special arrangements may be expensive and we may not be able to recoup the costs of providing these services to our customers. In addition, a number of potential customers may choose not to purchase our vehicles because of the lack of a more widespread service network. If we do not adequately address our customers' service needs, our brand and reputation will be adversely affected, which in turn, could have a material and adverse impact on our business, financial condition, operating results and prospects.

Traditional automobile manufacturers do not provide maintenance and repair services directly. Consumers must rather service their vehicles through franchised dealerships or through third party maintenance service providers. We do not have any such arrangements with third party service providers and it is unclear when or even whether such third party service providers will be able to acquire the expertise to service our vehicles. At this point, we anticipate that we will be providing substantially all of the service for our vehicles for the foreseeable future. As our vehicles are placed in more locations, we may encounter negative reactions from our consumers who are frustrated that they cannot use local service stations to the same extent as they have with their conventional automobiles and this frustration may result in negative publicity and reduced sales, thereby harming our business and prospects.

In addition, the motor vehicle industry laws in many states require that service facilities be available with respect to vehicles physically sold from locations in the state. Whether these laws would also require that service facilities be available with respect to vehicles sold over the internet to consumers in a state in which we have no physical presence is uncertain. While we believe our Tesla Ranger program and our practice of shipping customers' vehicles to our nearest Tesla store for service would satisfy regulators in these circumstances, without seeking formal regulatory guidance, there are no assurances that regulators will not attempt to require that we provide physical service facilities in their states. Further, certain state franchise laws which prohibit manufacturers from being licensed as a dealer or acting in the capacity of dealer also restrict manufacturers from providing vehicle service. If issues arise in connection with these laws, certain aspects of Tesla's service program would need to be restructured to comply with state law, which may harm our business.

We may not succeed in continuing to establish, maintain and strengthen the Tesla brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Tesla brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell the Tesla Roadster and planned electric vehicles, including the Model S, and sell our electric powertrain components. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric cars and maintenance and repair services, and we have very limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the Tesla brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We are dependent upon our relationship with Lotus for the manufacturing of the Tesla Roadster.

In July 2005, we entered into a supply agreement with Lotus, which was amended in March 2010, pursuant to which Lotus agreed to assist with the design and manufacture of our Tesla Roadster. Although we complete the final assembly of our Tesla Roadster in our Menlo Park facility for vehicles destined for the United States market, currently we are dependent upon Lotus to complete the initial portion of the assembly process of the Tesla Roadster for us in Hethel, England and we expect this to continue until we discontinue sales of our current generation Tesla Roadster. The partially assembled vehicles manufactured by Lotus do not contain our electric powertrain and are referred to as gliders. We currently intend to manufacture gliders with Lotus for our current generation Tesla Roadster until January 2012. We intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. Accordingly, we intend to offer a limited number of Tesla Roadsters for sale in 2012. We anticipate that our next generation Tesla Roadster, which we plan to launch at least one year after we begin production of the Model S, will be manufactured in our own facilities.

Pursuant to the supply agreement with Lotus, we are obligated to purchase a minimum of 2,400 partially assembled or fully assembled vehicles over the term of the agreement. If we are unable to meet this volume requirement, we are still responsible for payment to Lotus of the lesser of (i) the sum of Lotus' actual incurred costs and an agreed upon profit margin per vehicle up to the minimum volume requirement or (ii) £5,400,000. To the extent we would like to produce more than the number of vehicles that we have contracted for, we will need to negotiate a new or amended supply agreement with Lotus but may be unable to do so on terms and conditions favorable to us, if at all. In such event, we may be required to contract with another third party to replace Lotus which would entail redesign of the Tesla Roadster chassis, adjustments to our supply chain and establishment of a light manufacturing facility. The expense and time required to complete this transition, and to assure that the vehicles and gliders manufactured at that facility comply with all relevant regulatory requirements, may turn out to be higher than anticipated. Entry into any such contract with another third party might also require us to agree to terms with Lotus on which Lotus would license certain intellectual property rights necessary for the manufacture of the Tesla Roadster to such third party. There can be no assurance that we will be able to find a third party to complete partial manufacture of the Tesla Roadster on terms favorable to us, if at all. In addition, there can be no assurance that we will be able to enter into an intellectual property rights license with Lotus on terms favorable to us, if at all. Additionally, because we are dependent upon our relationship with Lotus for the manufacturing of the Tesla Roadster, our business depends on Lotus continuing to operate as a viable and solvent entity and to continue to produce the Tesla Roadster vehicles and gliders pursuant to our supply agreement. Any delay or discontinuance by Lotus of delivery of the Tesla Roadster vehicles and gliders or failure by Lotus to produce the vehicles and gliders in accordance with quality standards would have a material adverse effect on our business, prospects, operating results and financial condition.

We are dependent on our suppliers, a significant number of which are single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles at prices and volumes acceptable to us would have a material adverse effect on our business, prospects and operating results.

The Tesla Roadster uses over 2,000 purchased parts which we source globally from over 150 suppliers, many of whom are currently single source suppliers for these components. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. We refer to these component suppliers as our single source suppliers. To date we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers.

While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term or at all at prices or costs that are favorable to us. In particular, while we believe that we will be able to secure alternate sources of supply for almost all of our single sourced components on a relatively short time frame, qualifying alternate suppliers or developing our own replacements for certain highly customized components of the Tesla Roadster, such as the carbon fiber body panels, which are supplied to us by Sotira 35, a unit of Sora Composites Group, may be time consuming and costly.

In addition, Lotus is the only manufacturer for certain components, such as the chassis of our Tesla Roadster. We therefore refer to it as a sole source supplier. Replacing the components from Lotus that are sole sourced may require us to reengineer our vehicles, which would be time consuming and costly. We do not currently utilize any sole source suppliers other than Lotus.

This supply chain exposes us to multiple potential sources of delivery failure or component shortages for the Tesla Roadster, our powertrain component sales activities and the planned Model S. We are currently evaluating, qualifying and selecting our suppliers for the planned production of the Model S and we intend to establish dual suppliers for several key components of the Model S, although we expect that a number of components for the Model S will be single sourced. We have in the past experienced source disruptions in our supply chains which have caused delays in our production process and we may experience additional delays in the future.

Changes in business conditions, wars, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers' ability to deliver components to us on a timely basis. Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are favorable to us, at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. In the past, we have replaced certain suppliers because of their failure to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Changes in our supply chain have resulted in the past, and may result in the future, in increased cost and delay. For example, a change in our supplier for our carbon fiber body panels contributed to the delay in our ability to ramp our production of the Tesla Roadster. A failure by our suppliers to provide the components necessary to manufacture our performance electric vehicles could prevent us from fulfilling customer orders in a timely fashion which could result in negative publicity, damage our brand and have a material adverse effect on our business, prospects, financial condition and operating results. In addition, since we have no fixed pricing arrangements with any of our component suppliers other than Lotus, our component suppliers could increase their prices with little or no notice to us, which could harm our financial condition and operating results if we are unable to pass such price increases along to our customers.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such an increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, nickel, carbon fiber, non-ferrous metals such as copper, as well as cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

- the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;
- disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
- an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business is dependent on the continued supply of battery cells for our vehicles and for the battery pack we produce for other automobile manufacturers. While we believe several sources of the battery cell we have selected for the Tesla Roadster are available, we have fully qualified only one supplier for the cells used in the Tesla Roadster. The same is also true for the battery cells used for battery packs that we supply to other OEMs. Any disruption in the supply of battery cells from such vendor could temporarily disrupt production of the Tesla Roadster and of the battery packs we produce for other automobile manufacturers until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our planned Model S but do not anticipate announcing the final pricing of the other variants of the Model S until at least 2011. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our customers, result in cancellations of Model S reservations and could materially adversely affect our brand, image, business, prospects and operating results.

We are currently expanding and improving our information technology systems. If these implementations are not successful, our business and operations could be disrupted and our operating results could be harmed.

We are currently expanding and improving our information technology systems to assist us in the management of our business. In particular, our production of the Model S will necessitate the improvement, design and development of more expanded supply chain systems to support our operations as well as production and shop floor management. The implementation of new software management platforms and the addition of these platforms at new locations require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding our core systems, including supply chain disruptions that may affect our ability to obtain supplies when needed or to deliver vehicles to our Tesla stores and customers. We cannot be sure that these expanded systems will be fully or effectively implemented on a timely basis, if at all. If we do not successfully implement this project, our operations may be disrupted and our operating results could be harmed. In addition, the new systems may not operate as we expect them to, and we may be required to expend significant resources to correct problems or find alternative sources for performing these functions.

If our vehicle owners customize our vehicles or change the charging infrastructure with aftermarket products, the vehicle may not operate properly which could harm our business.

Automobile enthusiasts may seek to "hack" our vehicles to modify its performance which could compromise vehicle safety systems. Also, we are aware of customers who have customized their vehicles with after-market parts that may compromise driver safety. For example, some customers have installed seats that elevate the driver such that airbag and other safety systems could be compromised. Other customers have changed wheels and tires, while others have installed large speaker systems that may impact the electrical systems of the vehicle. We have not tested, nor do we endorse, such changes or products. In addition, customer use of improper external cabling or unsafe charging outlets can expose our customer to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would negatively affect our brand and harm our business, prospects, financial condition and operating results.

The success of our business depends on attracting and retaining a large number of customers. If we are unable to do so, we will not be able to achieve profitability.

Our success depends on attracting a large number of potential customers to purchase our electric vehicles. As of December 31, 2010 we had sold approximately 1,500 Tesla Roadsters to customers, almost all of which were sold in the United States and Europe, and had accepted reservations for approximately 3,400 Model S sedans. If our existing and prospective customers do not perceive our vehicles and services to be of sufficiently high value and quality, cost competitive and appealing in aesthetics or performance, or if the final production version of the Model S is not sufficiently similar to the drivable design prototype, we may not be able to retain our current customers or attract new customers, and our business and prospects, operating results and financial condition would suffer as a result. In addition, because our performance electric vehicles to date have been sold largely through word of mouth marketing efforts, we may be required to incur significantly higher and more sustained advertising and promotional expenditures than we have previously incurred to attract customers, and use more traditional advertising techniques. In addition, if we engage in traditional advertising, we may face review by consumer protection enforcement agencies and may incur significant expenses to ensure that our advertising claims are fully supported. To date, we have limited experience selling our electric vehicles and we may not be successful in attracting and retaining a large number of customers. For example, a significant number of our stores have been open for less than one year and a portion of our sales team come from backgrounds other than automotive. If for any of these reasons we are not able to attract and maintain customers, our business, prospects, operating results and financial condition would be materially harmed.

Regulators could review our practice of taking reservation payments and, if the practice is deemed to violate applicable law, we could be required to pay penalties or refund the reservation payments that we have received for vehicles that are not immediately available for delivery, to stop accepting additional reservation payments, to restructure certain aspects of our reservation program, and potentially to suspend or revoke our licenses to manufacture and sell our vehicles.

We have not yet commenced production of our Model S sedan which we currently plan for mid-2012. For customers interested in reserving the Model S, we require an initial refundable reservation payment of at least $5,000. As of December 31, 2010, we had collected reservation payments for Model S sedans in an aggregate amount of $28.3 million. At this time, we do not plan to hold reservation payments separately or in an escrow or trust fund or pay any interest on reservation payments except to the extent applicable state laws require us to do so. We generally use these funds for working capital and other general corporate purposes.

California laws, and potentially the laws of other states, restrict the ability of licensed auto dealers to advertise or take deposits for vehicles before the vehicles are available to the dealer from the manufacturer. In November 2007, we became aware that the New Motor Vehicle Board of the California Department of Transportation has considered whether our reservation policies and advertising comply with the California Vehicle Code. To date, we have not received any communications on this topic from the New Motor Vehicle Board or the Department of Motor Vehicles (DMV), which has the power to enforce these laws. There can be no assurance that the DMV will not take the position that our vehicle reservation or advertising practices violate the law. We expect that if the DMV determines that we may have violated the law, it would initially discuss its concerns with us and request voluntary compliance. If we are ultimately found to be in violation of California law, we might be precluded from taking reservation payments, and the DMV could take other actions against us, including levying fines and requiring us to refund reservation payments. Resolution of any inquiry may also involve restructuring certain aspects of the reservation program. In addition, California is currently the only jurisdiction in which we have licenses to both manufacture and sell our vehicles so any limitation imposed on our operations in California may be particularly damaging to our business. The DMV also has the power to suspend licenses to manufacture and sell vehicles in California, following a hearing on the merits, which it has typically exercised in cases of significant or repeat violations and/or a refusal to comply with DMV directions.

Certain states may have specific laws which apply to reservation payments accepted by dealers, or manufacturers selling directly to consumers, or both. For example, the state of Washington requires that reservation payments or other payments received from residents in the state of Washington must be placed in a segregated account until delivery of the vehicle, which account must be unencumbered by any liens from creditors of the dealer and may not be used by the dealer. Consequently, we established a segregated account for reservation payments in the state of Washington in January 2010. There can be no assurance that other state or foreign jurisdictions will not require similar segregation of reservation payments received from customers. Our inability to access these funds for working capital purposes could harm our liquidity.

Furthermore, while we have performed an analysis of the principal laws in the European Union relating to our distribution model and believe we comply with such laws, we have not performed a complete analysis in all foreign jurisdictions in which we may sell vehicles. Accordingly, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our vehicle reservation practices or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time. If our vehicle reservation or advertising practices or other business practices were found to violate the laws of a jurisdiction, we may face exposure under those laws and our business and prospects would be adversely affected. For example, if we are required to return reservation payment amounts, we may need to raise additional funds to make such payments. There can be no assurance that such funding would be available on a timely basis on commercially reasonable terms, if at all. If a court were to find that our reservation agreement or advertising does not comply with state laws, we may face exposure under those laws which may include exposure under consumer protection statutes such as those that deal with unfair competition and false advertising. Moreover, reductions in our cash as a result of redemptions or an inability to take reservation payments could also make it more difficult for us to obtain additional financing. The prospect of reductions in cash, even if unrealized, may also make it more difficult to obtain financing.

Our plan to expand our network of Tesla stores will require significant cash investments and management resources and may not meet our expectations with respect to additional sales of our electric vehicles. In addition, we may not be able to open stores in certain states.

Our plan to expand our network of Tesla stores will require significant cash investments and management resources and may not meet our expectations with respect to additional sales of our electric vehicles. This planned global expansion of Tesla stores may not have the desired effect of increasing sales and expanding our brand presence to the degree we are anticipating. Furthermore there can be no assurances that we will be able to construct additional storefronts on the budget or timeline we have established. We will also need to ensure we are in compliance with any regulatory requirements applicable to the sale of our vehicles in those jurisdictions, which could take considerable time and expense. If we experience any delays in expanding our network of Tesla stores, this could lead to a decrease in sales of our vehicles and could negatively impact our business, prospects, financial condition and operating results. As of December 31, 2010, we had opened 16 Tesla stores in major metropolitan areas throughout the United States, Europe and Japan. We plan to open additional stores during 2011, with a goal of establishing approximately 50 stores globally within the next several years in connection with the planned Model S rollout. However, we may not be able to expand our network at such rate and our planned expansion of our network of Tesla stores will require significant cash investment and management resources, as well as efficiency in the execution of establishing these storefronts and in hiring and training the necessary employees to effectively sell our vehicles.

Furthermore, certain states and foreign jurisdictions may have permit requirements, franchise dealer laws or similar laws or regulations that may preclude or restrict our ability to open stores or sell vehicles out of such states and jurisdictions. Any such prohibition or restriction may lead to decreased sales in such jurisdictions, which could harm our business, prospects and operating results.

We recently began to offer a leasing alternative to customers, which exposes us to risks commonly associated with the prolonged ownership of vehicles and the extension of consumer credit.

We began offering a leasing alternative to customers of our Tesla Roadster in the United States market in February 2010 through our wholly owned subsidiary Tesla Motors Leasing, Inc. During the latter half of 2010, we began offering a leasing alternative in Canada through our Canadian subsidiary. Under our program, we currently permit qualifying customers to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a predetermined residual value. We retain responsibility for the timely collection of payments from our customers, and are therefore exposed to the possibility of loss from a customer's failure to make payments according to contract terms.

As we retain ownership of the vehicle and customers have the option of returning the vehicle to us after the lease is complete, we also are exposed to the risk that the vehicles' residual value may be lower than our estimates and the volume of vehicles returned to us may be higher than our estimates. Currently, there is only a very limited secondary market for our electric vehicles in particular, and electric vehicles in general, on which to base our estimates, and such a secondary market may not develop in the future. Our credit losses could exceed our expectations or our residual value and return volume estimates could prove to be adversely incorrect, either of which could harm our financial condition and operating results.

We face risks associated with our international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business.

We face risks associated with our international operations, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business. We currently have international operations and subsidiaries in Australia, Canada, Denmark, France, Germany, Hong Kong, Italy, Japan, Monaco, Singapore, Switzerland, Taiwan and the United Kingdom that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Additionally, as part of our growth strategy, we intend to expand our sales, maintenance and repair services internationally. However, we have limited experience to date selling and servicing our vehicles internationally and such expansion would require us to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric vehicles and require significant management attention. These risks include:

- conforming our vehicles to various international regulatory requirements where our vehicles are sold, or homologation;

- difficulty in staffing and managing foreign operations;
- difficulties attracting customers in new jurisdictions;
- foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States;
- fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;
- our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as do the United States, Japan and European countries, which increases the risk of unauthorized, and uncompensated, use of our technology;
- United States and foreign government trade restrictions, tariffs and price or exchange controls;
- foreign labor laws, regulations and restrictions;
- preferences of foreign nations for domestically produced vehicles;
- changes in diplomatic and trade relationships;
- political instability, natural disasters, war or events of terrorism; and
- the strength of international economies.

We also face the risk that costs denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. A portion of our costs and expenses for the years ended December 31, 2010, 2009 and 2008 were denominated in foreign currencies such as the British pound and the euro. This is primarily due to the contract with Lotus in the United Kingdom to assemble the Tesla Roadster vehicles and gliders and other parts sourced in Europe. In addition, our international sales and marketing operations incur expenses denominated in foreign currencies, principally in the British pound, the euro and the Japanese yen. If the value of the United States dollar depreciates significantly against these currencies, our costs as measured in United States dollars will correspondingly increase and our operating results will be adversely affected. In addition, our battery cell purchases from Asian suppliers are subject to currency risk. Although our present contracts are United States dollar based, if the United States dollar depreciates significantly against the local currency it could cause our Asian suppliers to significantly raise their prices, which could harm our financial results.

If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially harmed.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

Our growth depends in part on the availability and amounts of government subsidies and economic incentives for alternative fuel vehicles generally and performance electric vehicles specifically. For example, in December 2009, we finalized an arrangement with the California Alternative Energy and Advanced

Transportation Financing Authority that will result in an exemption from California state sales and use taxes for up to $320 million of manufacturing equipment. To the extent all of this equipment is purchased and would otherwise be subject to California state sales and use tax, we believe this incentive would result in tax savings by us of up to approximately $31 million over a three year period starting in December 2009. This exemption is only available for equipment that would otherwise be subject to California sales and use taxes and that would be used only for the following three purposes: to establish our production facility for the Model S sedan, to upgrade our Palo Alto powertrain production facility, and to expand our current Tesla Roadster assembly operations at our Menlo Park facility. If we fail to meet these conditions, we would be unable to take full advantage of this tax incentive and our financial position could be harmed.

In addition, certain regulations that encourage sales of electric cars could be reduced, eliminated or applied in a way that creates an adverse effect against our vehicles, either currently or at any time in the future. For example, while the federal and state governments have from time to time enacted tax credits and other incentives for the purchase of alternative fuel cars, our competitors have more experience and greater resources in working with legislators than we do, and so there is no guarantee that our vehicles would be eligible for tax credits or other incentives provided to alternative fuel vehicles in the future. This would put our vehicles at a competitive disadvantage. As another example, government disincentives have been enacted in Europe for gas-powered vehicles, which discourage the use of such vehicles and allow us to set a higher sales price for the Tesla Roadster in Europe. In the event that such disincentives are reduced or eliminated, sales of electric vehicles, including our Tesla Roadster, could be adversely affected. Furthermore, low volume manufacturers are exempt from certain regulatory requirements in the United States and the European Union. This provides us with an advantage over high volume manufacturers that must comply with such regulations. Once we reach a certain threshold number of sales in each of the United States and the European Union, we will no longer be able to take advantage of such exemptions in the respective jurisdictions, which could lead us to incur additional design and manufacturing expense. We do not anticipate that we will be able to take advantage of these exemptions with respect to the Model S which we plan to produce at significantly higher volumes than the Tesla Roadster.

If we are unable to grow our sales of electric vehicle components to original equipment manufacturers our financial results may suffer. In addition, if Daimler proceeds with its plans to produce all of its lithium-ion batteries by 2012 as part of a joint venture with Evonik Industries AG, we are likely to lose a significant customer of our powertrain business.

We may have trouble attracting and retaining powertrain customers which could adversely affect our business prospects and results. Daimler and its affiliates and Toyota are currently the only customers of our electric powertrain sales and development services. In May 2009, we formalized a development agreement with Daimler as a result of which we performed specified research and development services. In addition, we have been selected by Daimler to supply it with up to 1,800 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. We began shipping the first of these battery packs and chargers in November 2009 and started to recognize revenue for these sales in the fourth quarter of 2009. In the first quarter of 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011 and we entered into a formal agreement for this arrangement in May 2010. There is no guarantee that we will be able to secure future business with Daimler or its affiliates as it has indicated its intent to produce all of its lithium-ion batteries by 2012 as part of a joint venture with Evonik Industries AG and has announced it has entered into a joint venture with BYD Auto to collaborate on the development of an electric car under a jointly owned new brand for the Chinese market. If Daimler goes through with its production plans with Evonik, we are likely to lose this portion of our powertrain sales. Recently, Daimler has indicated that there may be an opportunity for us to continue supplying electric powertrain components, including battery packs, in 2012 and beyond, but we have not entered into any agreements with Daimler for these arrangements and we may never do so. In October 2010, we and Toyota entered into an agreement to develop a validated electric powertrain for the Toyota RAV4. However, we may not be able to enter into additional agreements with Toyota in the future. Other than our agreements with Daimler and Toyota, we have no significant development or sales agreements in place to drive our electric powertrain revenues. Even if we do develop such relationships, there is no assurance that we can adequately pursue such opportunities simultaneously with the execution of our plans for our vehicles.

Our relationship with Daimler is subject to various risks which could adversely affect our business and future prospects.

Daimler has agreed to purchase components of our electric powertrain to support a trial of the Smart fortwo electric drive in at least five European cities and a pilot fleet of its A-Class electric vehicles to be introduced in Europe. In addition, we are negotiating agreements for Daimler to provide us with access to various parts, automotive support and engineering for the Model S and regarding various other areas of strategic cooperation with Daimler although there are no assurances that we will be able to enter into any such agreements. However, our relationship with Daimler poses various risks to us including:

- potential delays in launching the Model S if we lose Daimler's automotive support and are unable to find an alternative in a timely manner;
- potential loss of access to various parts that we are incorporating into our Model S design; and
- potential loss of business and adverse publicity to our brand image if there are defects or other problems discovered with our electric powertrain components that Daimler has incorporated into their vehicles.

The occurrence of any of the foregoing could adversely affect our business, prospects, financial condition and operating results.

In addition, our exclusivity and intellectual property agreement, or EIP Agreement, with Daimler North America Corporation (DNAC), an affiliate of Daimler provides that, if a Daimler competitor offers to enter into a competitive strategic transaction with us, we are required to give DNAC notice of such offer and DNAC will have a specified period of time in which to notify us whether it wishes to enter into such transaction with us on the same terms as offered by the third party. Because we will be able to enter into such a transaction with a third party only if DNAC declines to do so, this may decrease the likelihood that we will receive offers from third parties to enter into strategic arrangements in the future.

Our relationship with Toyota is subject to various risks which could adversely affect our business and future prospects.

In October 2010, we and Toyota entered into an agreement to develop a validated electric powertrain for the Toyota RAV4. We have also previously announced our intention for Tesla to receive Toyota's support with sourcing parts and production and engineering expertise for the Model S. However, we have not entered into any agreements with Toyota for any such assistance or for any commercial supply, and we may never do so. There are no assurances we will be able to enter into any further agreements with Toyota for a long-term supply of electric powertrains for the Toyota RAV4, or any other vehicles.

We may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

Strategic business relationships will be an important factor in the growth and success of our business. For example, our strategic relationship with Daimler has provided us with various benefits and we have recently entered into an agreement to develop a validated electric powertrain for the Toyota RAV4 with Toyota. However, there are no assurances that we will be able to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Our strategic relationship with Daimler involved Blackstar, an affiliate of Daimler, making a significant equity investment in us as well as a representative from Daimler, Dr. Herbert Kohler, joining our Board. In addition, Toyota made a significant equity investment in us concurrent with the closing of our IPO in July 2010. We may not be able to offer similar benefits to other companies that we would like to establish and maintain strategic relationships with which could impair our ability to establish such relationships. Moreover, identifying such opportunities could demand substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects and operating results could be materially adversely affected.

If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We have recently expanded our operations significantly, increasing our total number of employees from 268 as of December 31, 2007 to 899 as of December 31, 2010 and further significant expansion will be required, especially in connection with the planned establishment of our Model S manufacturing facility, our electric powertrain manufacturing facility, the expansion of our network of Tesla stores and service centers, our mobile Tesla Rangers program and requirements of being a public company. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

- training new personnel;
- forecasting production and revenue;
- controlling expenses and investments in anticipation of expanded operations;
- establishing or expanding design, manufacturing, sales and service facilities;
- implementing and enhancing administrative infrastructure, systems and processes;
- addressing new markets; and
- expanding international operations.

We intend to continue to hire a significant number of additional personnel, including design and manufacturing personnel and service technicians for our performance electric vehicles. Because our high-performance vehicles are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in performance electric vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we do hire. Competition for individuals with experience designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

If we are unable to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, our ability to compete could be harmed.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects and operating results. In particular, we are highly dependent on the services of Elon Musk, our Chief Executive Officer, Product Architect and Chairman of our Board of Directors, and JB Straubel, our Chief Technical Officer. None of our key employees is bound by an employment agreement for any specific term. There can be no assurance that we will be able to successfully attract and retain senior leadership necessary to grow our business. Our future success depends upon our ability to attract and retain our executive officers and other key technology, sales, marketing and support personnel and any failure to do so could adversely impact our business, prospects, financial condition and operating results. We have in the past and may in the future experience difficulty in retaining members of our senior management team. In addition, we do not have "key person" life insurance policies covering any of our officers or other key employees. There is increasing competition for talented individuals with the specialized knowledge of electric vehicles and this competition affects both our ability to retain key employees and hire new ones.

We are highly dependent on the services of Elon Musk, our Chief Executive Officer.

We are highly dependent on the services of Elon Musk, our Chief Executive Officer, Product Architect, Chairman of our Board of Directors and largest stockholder. While Mr. Musk has historically provided a significant amount of the funds required for our operations, we have not received any funding from Mr. Musk since March 2009 and are no longer dependent on the financial resources of Mr. Musk to fund our expected growth given the funds available under DOE Loan Facility and the proceeds from our IPO and private placements. Although Mr. Musk spends significant time with Tesla and is highly active in our management, he does not devote his full time and attention to Tesla. Mr. Musk also currently serves as Chief Executive Officer and Chief Technical Officer of Space Exploration Technologies, a developer and manufacturer of space launch vehicles, and Chairman of SolarCity, a solar equipment installation company.

In addition, our financing agreements with Blackstar contain certain covenants relating to Mr. Musk's employment as our Chief Executive Officer. These covenants provide that if Mr. Musk is not serving as our Chief Executive Officer at any time until the later of December 31, 2012 or the launch of the Model S, Mr. Musk shall promptly propose a successor Chief Executive Officer and Dr. Kohler, or his successor, must consent to any appointment of such person by our Board of Directors. If at any time during the period from January 1, 2011 through December 31, 2012, Mr. Musk is not serving as either our Chief Executive Officer or Chairman of our Board of Directors for reasons other than his death or disability, and Dr. Kohler, or his successor, has not consented to the appointment of a new Chief Executive Officer or if during such period Mr. Musk renders services to, or invests in, any other automotive OEM other than us, Daimler has the right to terminate any or all of its strategic collaboration agreements with us. If this were to occur, our business would be harmed.

Furthermore, our DOE Loan Facility provides that we will be in default under the facility in the event Mr. Musk and certain of his affiliates fail to own, at any time prior to one year after we complete the project relating to the Model S, at least 65% of the capital stock held by Mr. Musk and such affiliates as of the date of the DOE Loan Facility. Mr. Musk's shares of our capital stock are held directly by his personal trust. Mr. Musk is currently engaged in divorce proceedings and previously entered into a post-nuptial agreement which provides that the holdings of the trust, including Mr. Musk's shares of our capital stock, shall remain solely his property. This post-nuptial agreement has been upheld by the Superior Court of Los Angeles though such decision may be subject to an appeal. However, we do not believe that the divorce proceedings will result in Mr. Musk owning less than 65% of the capital stock held by him as of the date of the DOE Loan Facility, or otherwise result in a material reduction of Mr. Musk's holdings of our capital stock. We do not expect the divorce proceedings to have a material impact on Mr. Musk's ability to serve as our Chief Executive Officer and Chairman. We also do not believe that Mr. Musk would have to liquidate a significant percentage of his holdings in order to satisfy any settlement reached in connection with such proceedings.

Many members of our management team are new to the company or to the automobile industry, and execution of our business plan and development strategy could be seriously harmed if integration of our management team into our company is not successful.

Our business could be seriously harmed if integration of our management team into our company is not successful. We expect that it will take time for our new management team to integrate into our company and it is too early to predict whether this integration will be successful. We have recently experienced significant changes in our management team and expect to continue to experience significant growth in our management team. Our senior management team has only limited experience working together as a group. Specifically, three of the six members of our senior management team have joined us within the last two years. For example, Gilbert Passin, our Vice President of Manufacturing, joined us in January 2010, George Blankenship, our Vice President of

Sales and Customer Experience, joined us in July 2010, and Eric Whitaker, our General Counsel, joined us in October 2010. This lack of long-term experience working together may impact the team's ability to collectively quickly and efficiently respond to problems and effectively manage our business. Although we are taking steps to add senior management personnel that have significant automotive experience, many of the members of our current senior management team have limited or no prior experience in the automobile or electric vehicle industries.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our manufacturing facilities.

As an automobile manufacturer, we and our operations, both in the United States and abroad, are subject to national, state, provincial and/or local environmental laws and regulations, including laws relating to the use, handling, storage, disposal and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we expect that our business and operations will be affected by future amendments to such laws or other new environmental and health and safety laws which may require us to change our operations, potentially resulting in a material adverse effect on our business. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury and fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production or a cessation of our operations.

Contamination at properties formerly owned or operated by us, as well as at properties we will own and operate, and properties to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining the necessary permits and approvals required by environmental laws in connection with our planned manufacturing facilities that could require significant time and financial resources and delay our ability to operate these facilities, which would adversely impact our business prospects and operating results.

New United Motor Manufacturing, Inc. (NUMMI) has previously identified environmental conditions at the Fremont Site which affect soil and groundwater, and is currently undertaking efforts to address these conditions. Although we have been advised by NUMMI that it has documented and managed the environmental issues at the Fremont Site, we cannot currently determine with certainty the total potential costs to remediate pre-existing contamination, and we may be exposed to material liability as a result of the existence of any environmental contamination at the Fremont Site.

As the owner of the Fremont Site, we may be responsible under federal and state laws and regulations for the entire investigation and remediation of any environmental contamination at the Fremont Site, whether it occurred before or after the date we purchase the property. We have reached an agreement with NUMMI under which, over a ten year period, we will pay the first $15.0 million of any costs of any governmentally-required remediation activities for contamination that existed prior to the closing of the purchase for any known or unknown environmental conditions (Remediation Activities), and NUMMI has agreed to pay the next $15.0 million for such Remediation Activities. Our agreement provides, in part, that NUMMI will pay up to the first $15.0 million on our behalf if such expenses are incurred in the first four years of our agreement, subject to our reimbursement of such costs on the fourth anniversary date of the closing.

On the ten-year anniversary of the closing or whenever $30.0 million has been spent on the Remediation Activities, whichever comes first, NUMMI's liability to us with respect to Remediation Activities ceases, and we are responsible for any and all environmental conditions at the Fremont Site. At that point in time, we have agreed to indemnify, defend, and hold harmless NUMMI from all liability, including attorney fees, or any costs or penalties it may incur arising out of or in connection with any claim relating to environmental conditions and we have released NUMMI for any known or unknown claims except for NUMMI's obligations for representations and warranties under the agreement.

There are no assurances that NUMMI will perform its obligations under our agreement and NUMMI's failure to perform would require us to undertake these obligations at a potentially significant cost and risk to our ability to build, equip, and operate our planned Model S facility at the Fremont Site. Any Remediation Activities or other environmental conditions at the Fremont Site could harm our operations and the future use and value of the Fremont Site and could delay our production plans for the Model S.

We may not be able to obtain, or to agree on acceptable terms and conditions for, all or a significant portion of the government grants, loans and other incentives for which we have applied and may in the future apply. As a result, our business and prospects may be adversely affected.

We have applied for federal and state grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of electric vehicles and related technologies. We anticipate that in the future there will be new opportunities for us to apply for grants, loans and other incentives from the United States, state and foreign governments. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives is and will be highly competitive. We cannot assure you that we will be successful in obtaining any of these additional grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and we are unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be materially adversely affected.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business to include full in-house manufacturing of our vehicles, as is planned for the Model S, there can be no assurances that our employees will not join or form a labor union or that we will not be required to become a union signatory. We recently purchased an existing automobile production facility in Fremont, California from NUMMI. Prior employees of NUMMI were union members and our future work force at this facility may be inclined to vote in favor of forming a labor union. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. For example, certain employees at the sea freight companies through which we ship our Tesla Roadster gliders to the United States after assembly in England may be represented by unions, as may be employees at certain of our suppliers. If a work stoppage occurs, it could delay the manufacture and sale of our performance electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Our performance electric vehicles, the sale of motor vehicles in general and the electronic components used in our vehicles are subject to substantial regulation under international, federal, state, and local laws. We have incurred, and expect to incur in the future, significant costs in complying with these regulations. For example, the Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board with respect to emissions for our vehicles. We received a

Certificate of Conformity for sales of our Tesla Roadsters in 2008 and 2010, but did not receive a Certificate of Conformity for sales of the Tesla Roadster in 2009 until December 21, 2009. In January 2010, we and the EPA entered into an Administrative Settlement Agreement and Audit Policy Determination in which we agreed to pay a civil administrative penalty in the sum of $275,000 for failing to obtain a Certificate of Conformity for sales of our vehicles in 2009 prior to December 21, 2009.

Regulations related to the electric vehicle industry and alternative energy are currently evolving and we face risks associated with changes to these regulations such as:

- the imposition of a carbon tax or the introduction of a cap-and-trade system on electric utilities could increase the cost of electricity;
- the increase of subsidies for corn and ethanol production could reduce the operating cost of vehicles that use ethanol or a combination of ethanol and gasoline;
- changes to the regulations governing the assembly and transportation of lithium-ion batteries, such as the UN Recommendations of the Safe Transport of Dangerous Goods Model Regulations or regulations adopted by the U.S. Pipeline and Hazardous Materials Safety Administration, or PHMSA, could increase the cost of lithium-ion batteries;
- the amendment or rescission of the federal law mandating increased fuel economy in the United States, referred to as the "Corporate Average Fuel Economy" ("CAFE") standards could reduce new business opportunities for our powertrain sales and development activities;
- increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles; and
- changes to regulations governing exporting of our products could increase our costs incurred to deliver products outside the United States or force us to charge a higher price for our vehicles in such jurisdictions.

In addition, as the automotive industry moves towards greater use of electronics for vehicle systems, NHTSA and other regulatory bodies may in the future increase regulation for these electronic systems.

To the extent the laws change, some or all of our vehicles may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results will be adversely affected.

We retain certain personal information about our customers and may be subject to various privacy and consumer protection laws.

We use our vehicles' electronic systems to log information about each vehicle's use in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us collect data regarding our customers' charge time, battery usage, mileage and efficiency habits. Our customers may object to the use of this data, which may harm our business. Possession and use of our customers' personal information in conducting our business may subject us to legislative and regulatory burdens in the United States and foreign jurisdictions that could require notification of data breach, restrict our use of such personal information and hinder our ability to acquire new customers or market to existing customers. For example, we are subject to local data protection laws in Europe. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

Our vehicles make use of lithium-ion battery cells, which on rare occasions have been observed to catch fire or vent smoke and flame.

The battery pack in the Tesla Roadster makes use of lithium-ion cells, which have been used for years in laptops and cell phones. We also currently intend to make use of lithium-ion cells in the battery pack for the Model S and any future vehicles we may produce. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. The events have also raised questions about the suitability of these lithium-ion cells for automotive applications. To address these questions and concerns, a number of cell manufacturers are pursuing alternative lithium-ion battery cell chemistries to improve safety. We have designed our battery pack to passively contain any single cell's release of energy without spreading to neighboring cells and we are not aware of any such incident in our customers' vehicles. We have tested the batteries and subjected them to damaging treatments such as baking, overcharging, crushing or puncturing to assess our battery pack's response to deliberate and sometimes destructive abuse. However, we have delivered only a limited number of Tesla Roadsters to customers and have limited field experience with our vehicles. Accordingly, there can be no assurance that a field failure of our battery packs will not occur, which could damage the vehicle or lead to personal injury or death and may subject us to lawsuits. In addition, we store a significant number of lithium-ion cells at our manufacturing facility. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Such damage or injury would likely lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor's electric vehicle, especially those that use a high volume of commodity cells similar to the Tesla Roadster, may cause indirect adverse publicity for us. Such adverse publicity would negatively affect our brand and harm our business, prospects, financial condition and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given the limited number of vehicles delivered to date and limited field experience of those vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. We maintain product liability insurance for all our vehicles with annual limits of approximately $21 million on a claims-made basis, but we cannot assure that our insurance will be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

In connection with the development and sale of our planned Model S, we will need to comply with various additional safety regulations and requirements that were not applicable to the sales of our Tesla Roadsters, with which it may be expensive or difficult to comply. For example, we will need to pass certain frontal impact tests for the Model S, which are required for sales exceeding certain annual volumes outside the United States. We performed such a test on the Tesla Roadster based on European Union testing standards in connection with sales exceeding certain volume thresholds in Australia and Japan, and two criteria were not met in the test. We may experience difficulties in meeting all the criteria for this test or similar tests for our planned Model S, which may delay our ability to sell the Model S in high volumes in certain jurisdictions.

We may be compelled to undertake product recalls.

Any product recall in the future may result in adverse publicity, damage our brand and adversely affect our business, prospects, operating results and financial condition. We previously experienced product recalls in May 2009 and October 2010, both of which were unrelated to our electric powertrain. In April 2009, we determined that a condition caused by insufficient torquing of the rear inner hub flange bolt existed in some of our Tesla Roadsters, as a result of a missed process during manufacture of the Tesla Roadster glider. In October 2010, we initiated a product recall after the 12 volt, low voltage auxiliary cable in a single vehicle chafed against the edge of a carbon fiber panel in the vehicle causing a short, smoke and possible fire behind the right front headlamp of the vehicle. The cost of fixing this most recent recall is not material. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles or electric powertrain components prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

If our warranty reserves are inadequate to cover future warranty claims on our vehicles, our business, prospects, financial condition and operating results could be materially and adversely affected. We provide a three year or 36,000 miles New Vehicle Limited Warranty with every Tesla Roadster, which we extended to four years or 50,000 miles for the purchasers of our 2008 Tesla Roadster. In addition, customers have the opportunity to purchase an Extended Service Plan for the period after the end of the New Vehicle Limited Warranty to cover additional services for an additional three years or 36,000 miles, whichever comes first. The New Vehicle Limited Warranty is similar to other vehicle manufacturers' warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electronic systems, battery, powertrain and brake system. We record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we only began delivering our first Tesla Roadster in early 2008, we have extremely limited operating experience with our vehicles, and therefore little experience with warranty claims for these vehicles or with estimating warranty reserves. Since we began initiating sales of our vehicles, we have continued to increase our warranty reserves based on our actual warranty claim experience and we may be required to undertake further such increases in the future. As of December 31, 2010, we had warranty reserves of $5.4 million. We could in the future become subject to a significant and unexpected warranty expense. There can be no assurances that our existing warranty reserves will be sufficient to cover all claims or that our limited experience with warranty claims will adequately address the needs of our customers to their satisfaction.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we infringe their proprietary rights. Companies holding patents or other intellectual property rights relating to battery packs, electric motors or electronic power management systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

- cease selling, incorporating or using vehicles that incorporate the challenged intellectual property;
- pay substantial damages;
- obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or
- redesign our vehicles.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this in-licensed technology infringes the rights of others. In that case, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We have also received from third parties patent licenses related to manufacturing our vehicles.

The protection provided by the patent laws is and will be important to our future opportunities. However, such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

- our pending patent applications may not result in the issuance of patents;
- our patents, if issued, may not be broad enough to protect our proprietary rights;
- the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;
- the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;
- current and future competitors may independently develop similar technology, duplicate our vehicles or design new vehicles in a way that circumvents our patents; and
- our in-licensed patents may be invalidated or the holders of these patents may seek to breach our license arrangements.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our intellectual property is difficult.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued. Furthermore, if these patent applications issue, some foreign countries provide significantly less effective patent enforcement than in the United States.

The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the near future will afford protection against competitors with similar technology. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Three of our trademark applications in the European Union remain subject to six outstanding opposition proceedings.

We currently sell and market our vehicles in the European Union under the Tesla trademark. We have three trademark applications in the European Union for the Tesla trademark. These are subject to an outstanding opposition proceeding brought by a prior owner of trademarks consisting of the word Tesla. If we cannot resolve these remaining oppositions and thereby secure registered rights in the European Union, this will reduce our ability to challenge third party users of the Tesla trademark and dilute the value of the mark as our exclusive brand name in the European Union. In addition, there is a risk that the remaining prior rights owner could in the future take action to challenge our use of the Tesla mark in the European Union. This would have a severe impact on our position in the European Union and may inhibit our ability to use the Tesla mark in the European Union. If we were prevented from using the Tesla trademark in the European Union, we would need to expend significant additional financial and marketing resources on establishing an alternative brand identity in these markets.

We may be subject to claims arising from an airplane crash in which three of our employees died.

In February 2010, three of our employees died in a crash of an airplane owned and piloted by one of our employees. The plane crashed in a neighborhood in East Palo Alto, California. The plane also clipped an electrical tower, causing a power loss and business interruption in parts of Palo Alto, including Stanford University. The cause of the accident is under investigation by the National Transportation Safety Board.

In November 2010, a case was filed against us relating to the crash in California Superior Court. In that case, plaintiffs allege claims for negligence, negligent infliction of emotional distress, trespass, and violations of federal and state aviation laws and regulations against all defendants, and seek compensation for real property damage and loss of use, as well as personal property and emotional distress/bodily injury claims. In December 2010, the plaintiffs settled claims for real property damage but retained her claims for emotional distress, bodily injury and personal property damage. We believe that these remaining claims are covered by insurance.

As a result of the accident, other claims, including but not limited to those arising from loss of or damage to personal property, business interruption losses or damage to the electrical tower and surrounding area, may be asserted against various parties including us. The time and attention of our management may also be diverted in defending such claims. We may also incur costs both in defending against any claims and for any judgments if such claims are adversely determined.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events.

Our corporate headquarters and planned manufacturing facilities are located in California, a region known for seismic activity. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. In addition, our lease for our Palo Alto facility permits the landlord to terminate the lease following a casualty event if the needed repairs are in excess of certain thresholds and we do not agree to pay for any uninsured amounts. We may incur expenses relating to such damages, which could have a material adverse impact on our business, operating results and financial condition.

In the past material weaknesses in our internal control over financial reporting have been identified. If we fail to remediate any material weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could adversely affect our business, operating results, and financial condition.

In connection with the audit of our consolidated financial statements for the year ended and as of December 31, 2007, our independent registered public accounting firm identified two control deficiencies that represented material weaknesses in our internal control over financial reporting for the year ended and as of December 31, 2007. In connection with the audit of our consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, our independent registered public accounting firm did not identify any material weaknesses in our internal control over financial reporting for the year ended and as of December 31, 2010, 2009 and 2008. Our failure to implement and maintain effective internal controls in our business could have a material adverse effect on our business, financial condition, results of operations and stock price. A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses in our internal control over financial reporting as of December 31, 2007, which resulted in audit adjustments, were as follows:

- We did not maintain adequate controls to ensure the accuracy, completeness and safeguarding of spreadsheets used in our financial reporting process. Specifically, we maintained many supporting financial schedules on a manual and non-integrated spreadsheet basis, which increased the risk of compiling inaccurate or incomplete information.
- We did not maintain effective controls over cut-off procedures for expenses. Specifically, we did not have formal cut-off procedures in place to ensure the timely and accurate recording of accruals.

We have taken steps to remediate our material weaknesses. However, there are no assurances that the measures we have taken to remediate these internal control weaknesses were completely effective or that similar weaknesses will not recur. Our remediation efforts for the material weaknesses in our internal control over financial reporting in 2007 have included:

- an increased level of spreadsheet maintenance and review, as well as continuing exploration of automation opportunities;
- expanded cross-functional involvement and input into period end expense accruals, as well as process improvements in the procure-to-pay cycle and analytics in establishing certain cost center accruals; and
- increased reporting capabilities from our financial and enterprise resource planning systems to monitor and track financial reporting.

Additionally, as part of our on-going efforts to improve our financial accounting organization and processes, we have hired several senior accounting personnel in the United States. We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify.

Because of these material weaknesses, there is heightened risk that a material misstatement of our financial statements relating to the years ended and as of December 31, 2007 was not prevented or detected. While no material weaknesses were identified during the course of our audit for the years ended December 31, 2010, 2009 and 2008, we cannot assure you that these or other similar issues will not arise in future periods.

To date, the audit of our consolidated financial statements by our independent registered public accounting firm has included a consideration of internal control over financial reporting as a basis of designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal controls over financial reporting. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses and other control deficiencies may have been or may be identified. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies relating to internal controls, which could materially adversely affect our operating results.

If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing the highest quality electric vehicles while operating with integrity, are an important component of our brand image, which makes our reputation particularly sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibility, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our suppliers or the divergence of an independent supplier's labor or other practices from those generally accepted as ethical in the United States or other markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our performance electric vehicles if, as a result of such violation, we were to attract negative publicity. If we, or other manufacturers in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, financial condition and operating results.

Risks Related to the Ownership of our Common Stock

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission (SEC), and The Nasdaq Stock Market. In addition, our management team will also have to adapt to the requirements of being a public company. We expect complying with these rules and regulations will substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management's attention from other business concerns, they could have a material adverse effect on our business, prospects, financial condition and operating results.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of December 31, 2010, our executive officers, directors and their affiliates beneficially owned, in the aggregate, approximately 54.7% of our outstanding shares of common stock. In particular, Elon Musk, our Chief Executive Officer, Product Architect and Chairman of our Board of Directors, beneficially owned approximately 29.1% of our outstanding shares of common stock as of December 31, 2010. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending December 31, 2011. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an attestation report on effectiveness of our internal controls over financial reporting.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to remediate future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.

The trading price of our common stock is likely to be volatile.

Our shares of common stock began trading on the Nasdaq Global Select Market on June 29, 2010 and therefore, the trading history for our common stock has been limited. In addition, the trading price of our common stock has been highly volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. For example, after opening at $17.00 per share at the IPO, our common stock has experienced an intra-day trading high of $36.42 per share and a low of $14.98 per share through February 28, 2011.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies' stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock during the period following our IPO. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

A substantial majority of our total outstanding shares are held by insiders and may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market in the future, and the perception that these sales could occur may also depress the market price of our common stock.

Stockholders owning an aggregate of approximately 75,000,000 shares are entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States, subject to the restrictions of Rule 144.

In addition, as of December 31, 2010, we have registered approximately 24,879,437 shares previously issued or reserved for future issuance under our equity compensation plans and agreements of which 13,804,788 were related to outstanding option awards. Subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

- creating a classified board of directors whose members serve staggered three-year terms;
- authorizing "blank check" preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;
- limiting the liability of, and providing indemnification to, our directors and officers;
- limiting the ability of our stockholders to call and bring business before special meetings;
- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;
- controlling the procedures for the conduct and scheduling of board and stockholder meetings; and
- providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our current agreements with Blackstar, an affiliate of Daimler, contain certain restrictions that decrease the likelihood that potential acquirors would make a bid to acquire us.

Our financing agreements with Blackstar, an affiliate of Daimler, include certain restrictions that decrease the likelihood that potential acquirors would make a bid to acquire us, including giving Blackstar a right of notice on any acquisition proposal we receive for which we determine to engage in further discussions with a potential acquiror or otherwise pursue. Blackstar then has a right, within a specified time period, to submit a competing acquisition proposal. In addition, Elon Musk, our Chief Executive Officer, Product Architect, Chairman and largest stockholder, has agreed that he will not transfer any shares of our capital stock beneficially owned by him to any automobile original equipment manufacturer, other than Daimler, without Blackstar's consent. Mr. Musk has further agreed not to vote any shares of our capital stock beneficially owned by him in favor of a deemed liquidation transaction to which any automobile original equipment manufacturer, other than Daimler, is a party without Blackstar's consent. These provisions could delay or prevent hostile takeovers and changes in control of us, which could cause our stock price or trading volume to fall.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Facilities

Our corporate headquarters and powertrain production operations are based in Palo Alto, California. We have a lease with Stanford University for 350,000 square feet which expires in January 2016 and houses our headquarters and powertrain activities. The Palo Alto facility serves as our production facility for the electric vehicle components we utilize in the Tesla Roadster and for our powertrain component and systems development and sales.

In May 2010, we entered into an agreement to purchase an existing automobile production facility located in Fremont, California from New United Motor Manufacturing, Inc. (NUMMI), which is a joint venture between Toyota, and Motors Liquidation Company, the owner of selected assets of General Motors. In October 2010, we completed the purchase and received title to the facility and land. The total cash paid was $42.0 million. The purchase totals 210 acres, or approximately 55% of the land at the site, and includes all of the manufacturing facilities located thereon totaling approximately 5.4 million square feet. We intend to use the facility and manufacturing assets for the production of our planned Model S vehicle and to build our future vehicles. We are currently in an early stage of planning and building out this facility. We are required to comply with environmental regulations in connection with our planned Model S manufacturing facility in Fremont, California. In October 2010, we and NUMMI amended the May 2010 purchase agreement to include the transfer to us of certain operating permits, or emission credits, for additional consideration of $6.5 million. We completed the transfer of these permits in October 2010.

Outside of our Fremont, California facility, we do not currently own any of our facilities. The following table sets forth the location, approximate size and primary use of our significant leased facilities:

Location (1)	Approximate Size (Building) in Square Feet	Primary Use	Lease Expiration Date
Palo Alto, California	350,000	Administration, engineering services and manufacturing services	January 2016
Hawthorne, California	132,250	Vehicle engineering and design services	December 2022
Maidenhead, United Kingdom	8,870	Administration, sales, service and marketing services	November 2015

(1) We also lease a number of facilities for our retail locations around the world, most of which are 5,000 square feet or smaller, and we are leasing building space at Lotus' facilities in the United Kingdom for administration.

We anticipate that the build out of both our Palo Alto facility and our planned Model S manufacturing facility in Fremont, California will be partially financed by our DOE Loan Facility.

We currently intend to add new facilities or expand our existing facilities as we add employees and expand our production organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to various legal proceedings that arise from the normal course of business activities. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on our results of operations, prospects, cash flows, financial position and brand.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has traded on The NASDAQ Global Select Market under the symbol "TSLA" since it began trading on June 29, 2010. Our initial public offering was priced at $17.00 per share on June 28, 2010. The following table sets forth, for the time period indicated, the high and low closing sales price of our common stock as reported on The NASDAQ Global Select Market.

	2010	
	High	**Low**
Second Quarter (from June 29, 2010)	$23.89	$23.83
Third Quarter	21.98	15.80
Fourth Quarter	35.47	20.05

As of January 31, 2011, there were 365 holders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

Dividend Policy

We have never declared or paid cash dividends on our common or convertible preferred stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and compliance with certain covenants under our loan facility with the United States Department of Energy, which restrict or limit our ability to pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or incorporated by reference into any filing of Tesla Motors, Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph shows a comparison from June 29, 2010 through December 31, 2010, of the cumulative total return for our common stock, the NASDAQ Composite Index, and a group of all public companies sharing the same SIC code as us which is SIC code 3711, "Motor Vehicles and Passenger Car Bodies" (Motor Vehicles and Passenger Car Bodies Public Company Group). Such returns are based on historical results and are not intended to suggest future performance. Data for The NASDAQ Composite Index and the Motor Vehicles and Passenger Car Bodies Public Company Group assumes an investment of $100 on June 29, 2010 and reinvestment of dividends. We have never declared or paid cash dividends on our capital stock nor do we anticipate paying any such cash dividends in the foreseeable future.



Comparison of 6 Month Cumulative Total Return
$160
$140
$120
$100
$80
$60
$40
$20
$-
6/30/2010
7/30/2010
8/31/2010
9/30/2010
10/29/2010
11/30/2010
12/31/2010
Tesla Motors
NASDAQ Composite
Motor Vehicles & Passenger Car Bodies Public Company Group

Unregistered Sales of Equity Securities

On July 2, 2010, we sold 2,941,176 shares of our common stock to Toyota Motor Corporation at a price of $17.00 per share, for aggregate proceeds of $50.0 million.

On November 2, 2010, we sold 1,418,573 shares of our common stock to an entity affiliated with Panasonic Corporation at a price of $21.148 per share, for aggregate proceeds of $30.0 million.

The shares described above were issued in private transactions pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Use of Proceeds

Our IPO of common stock was effected through a Registration Statement on Form S-1 (File No. 333-164593) that was declared effective by the Securities and Exchange Commission on June 28, 2010, which registered an aggregate of 15,295,000 shares of our common stock, including 1,995,000 shares that the underwriters had the option to purchase. On July 2, 2010, 11,880,600 shares of common stock were sold on our behalf and 3,414,400 shares of common stock were sold on behalf of the selling stockholders, including 1,995,000 shares sold by the selling stockholders upon exercise in full of the underwriters' option to purchase additional shares, at an IPO price of $17.00 per share, for an aggregate gross offering price of $201,970,200 to us, and $58,044,800 to the selling stockholders. The underwriters of the offering were Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. Following the sale of the shares in connection with the closing of the IPO, the offering terminated.

We paid to the underwriters underwriting discounts and commissions totaling approximately $13.1 million in connection with the offering. In addition, we incurred additional costs of approximately $4.4 million in connection with the offering, which when added to the underwriting discounts and commissions paid by us, amounts to total fees and costs of approximately $17.5 million. Thus, the net offering proceeds to us, after deducting underwriting discounts and commissions and offering costs, were approximately $184.5 million. No offering costs were paid directly or indirectly to any of our directors or officers (or their associates) or persons owning ten percent or more of any class of our equity securities or to any other affiliates, other than reimbursement of legal expenses for selling stockholders.

There was no material change in the use of proceeds from our initial public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b). From the effective date of the registration statement through December 31, 2010, we have used the net proceeds of the offering for working capital purposes, including expenditures for inventory, personnel costs, equipment and other operating expenses.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K.

The following selected consolidated financial data table also reflects the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except share and per share data)				
Consolidated Statements of Operations Data:					
Revenues:					
Automotive sales	$ 97,078	$ 111,943	$ 14,742	$ 73	$ —
Development services	19,666	—	—	—	—
Total revenues	116,744	111,943	14,742	73	—
Cost of revenues (1):					
Automotive sales	79,982	102,408	15,883	9	—
Development services	6,031	—	—	—	—
Total cost of revenues	86,013	102,408	15,883	9	—
Gross profit (loss)	30,731	9,535	(1,141)	64	—
Operating expenses (1):					
Research and development (net of development compensation of $23,249 for the year ended December 31, 2009)	92,996	19,282	53,714	62,753	24,995
Selling, general and administrative	84,573	42,150	23,649	17,244	5,436
Total operating expenses	177,569	61,432	77,363	79,997	30,431
Loss from operations	(146,838)	(51,897)	(78,504)	(79,933)	(30,431)
Interest income	258	159	529	1,749	938
Interest expense	(992)	(2,531)	(3,747)	—	(423)
Other income (expense), net (2)	(6,583)	(1,445)	(963)	137	59
Loss before income taxes	(154,155)	(55,714)	(82,685)	(78,047)	(29,857)
Provision for income taxes	173	26	97	110	100
Net loss	$ (154,328)	$ (55,740)	$ (82,782)	$ (78,157)	$ (29,957)
Net loss per share of common stock, basic and diluted (3)	$ (3.04)	$ (7.94)	$ (12.46)	$ (22.69)	$ (10.18)
Weighted average shares used in computing net loss per share of common stock, basic and diluted (3)	50,718,302	7,021,963	6,646,387	3,443,806	2,941,411

(1) Includes stock-based compensation expense as follows:

	Years Ended December 31,				
	2010	2009	2008	2007	2006
Cost of revenues	$ 243	$ 61	$ 26	$—	$—
Research and development	4,139	376	125	95	17
Selling, general and administrative	16,774	997	286	103	6
Total	$21,156	$1,434	$437	$198	$ 23

(2) In January 2010, we issued a warrant to the Department of Energy (DOE) in connection with the closing of our DOE loan facility to purchase shares of our Series E convertible preferred stock. This convertible preferred stock warrant became a warrant to purchase shares of our common stock upon the closing of our initial public offering (IPO) in July 2010. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will become exercisable in quarterly amounts depending on the average outstanding balance of our the DOE loan facility during the prior quarter. Since the number of shares of common stock ultimately issuable under the warrant will vary, this warrant will be carried at its estimated fair value with changes in the fair value of this common stock warrant liability reflected in other income (expense), net, until its expiration or vesting. Potential shares of common stock issuable upon exercise of the DOE warrant will be excluded from the calculation of diluted net loss per share of common stock until at least such time as we generate a net profit in a given period.

(3) Diluted net loss per share of common stock is computed excluding common stock subject to repurchase, and, if dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of stock options to purchase shares of our common stock and warrants to purchase shares of our convertible preferred stock (using the treasury stock method) and the conversion of our convertible preferred stock and convertible notes payable (using the if-converted method). For purposes of these calculations, potential shares of common stock have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive since we generated a net loss in each period.

	As of December 31,				
	2010	2009	2008	2007	2006
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 99,558	$ 69,627	$ 9,277	$ 17,211	$ 35,401
Restricted cash—current (1)	73,597	—	—	—	—
Property, plant and equipment, net (2)	114,636	23,535	18,793	11,998	7,512
Working capital (deficit)	150,321	43,070	(56,508)	(28,988)	8,458
Total assets	386,082	130,424	51,699	34,837	44,466
Convertible preferred stock warrant liability (3)	—	1,734	2,074	191	227
Common stock warrant liability (3)	6,088	—	—	—	—
Capital lease obligations, less current portion	496	800	888	18	—
Long-term debt (4)	71,828	—	—	—	—
Convertible preferred stock	—	319,225	101,178	101,178	60,173
Total stockholders' equity (deficit)	207,048	(253,523)	(199,714)	(117,846)	(43,923)

(1) Upon the completion of our IPO and concurrent Toyota private placement in July 2010, we set aside $100.0 million to fund a restricted dedicated account as required under the provisions of our DOE loan facility. Through December 31, 2010, we transferred $26.4 million from the dedicated account to our operating cash accounts in accordance with the provisions of the DOE loan facility.

(2) In October 2010, we completed the purchase of our Fremont, California facility and certain of the manufacturing assets located thereon.

(3) In January 2010, we issued a warrant to the DOE in connection with the closing of our DOE loan facility to purchase shares of our Series E convertible preferred stock. This convertible preferred stock warrant became a warrant to purchase shares of our common stock upon the closing of our initial public offering in July 2010.

(4) In January 2010, we closed our DOE loan facility and began making draw downs under the loan facility.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this Annual Report on Form 10-K. These discussions contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, expectations regarding demand and acceptance for our technologies, growth opportunities and trends in the market in which we operate, prospects and plans and objectives of management. The words "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "will", "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks set forth in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K and in our other filings with the Securities and Exchange Commission. We do not assume any obligation to update any forward-looking statements.

Overview and 2010 Highlights

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components. We own our sales and service network, and market and sell our vehicles directly to consumers via the phone and internet, in-person at our corporate events and through our network of Tesla stores. We were incorporated in Delaware in 2003, opened our first store in Los Angeles, California in May 2008, and introduced our first vehicle, the Tesla Roadster, in early 2008. In July 2009, we introduced a new Roadster model, the Tesla Roadster 2, and its higher performance option package Roadster Sport, as well as launched the Tesla Roadster in Europe. On July 1, 2010, we introduced the Roadster 2.5, with new styling and an upgraded interior.

During the year ended December 31, 2010, we experienced solid performance from sales of the Tesla Roadster, especially considering that the automotive sales recognized in 2009 were driven primarily from the fulfillment of a significant reservations list that had accumulated prior to and through 2009. Our automotive sales revenues in 2010 were primarily driven by retail store expansion globally and higher sales and marketing activities, higher average selling prices from an expanded offering of vehicle options to our customers, as well as higher average selling prices outside of the United States. During 2010, we continued to expand our presence in Europe and introduced the Tesla Roadster in Canada and in Asia. Our network of stores increased to 16 stores by the end of 2010 and as of December 31, 2010, we had sold over 1,500 Tesla Roadsters to customers in 31 countries, with sales volume being concentrated in the United States and in Europe.

In February 2010, we began offering a leasing program to qualified customers in the United States for the Tesla Roadster and during the latter half of 2010, we began offering a leasing alternative in Canada. Under our program, we permit qualifying customers to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a predetermined residual value. We account for these leasing transactions as operating leases and accordingly, we recognize leasing revenues on a straight-line basis over the term of the individual leases. Lease revenues for the year ended December 31, 2010 were $0.8 million and are recorded as part of our automotive sales revenue. Approximately 14% of the Tesla Roadsters delivered during 2010 were under operating leases.

We continued to expand our electric powertrain component and development activities with other automotive manufacturers. By the end of 2009, we had completed the development of a battery pack and charger for Daimler AG's (Daimler) Smart fortwo electric drive and were selected by Daimler to supply it initially with up to 1,000 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. In 2010, we made significant deliveries of the Smart fortwo battery packs and chargers to Daimler which contributed approximately $21 million to our automotive sales revenue. Since 2009, Daimler has increased its orders under this program, with the current total order at 1,800 battery packs and chargers. Production of the battery packs and chargers is expected to continue through mid-2011. During the year, Daimler also engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. A formal agreement for this arrangement was entered into with Daimler in May 2010 and upon completion of the A-Class battery pack and charger in October, we started recognizing revenue from the delivery of production battery packs and chargers for the Daimler A-Class program, which we expect to continue through the balance of 2011.

In May 2010, we and Toyota Motor Corporation (Toyota) announced our intention to cooperate on the development of electric vehicles, and for us to receive Toyota's support with sourcing parts and production and engineering expertise for the Model S. In July 2010, we and Toyota entered into an early Phase 0 agreement to develop an electric powertrain for the Toyota RAV4. With an aim by Toyota to market the electric vehicle in the United States in 2012, prototypes would be made by combining the Toyota RAV4 model with a Tesla electric powertrain. We began developing and delivering prototypes to Toyota for evaluation during the latter half of the year. In connection with this program, in October 2010, we entered into a Phase 1 contract services agreement with Toyota for the development of a validated powertrain system, including a battery, power electronics module, motor, gearbox and associated software, which will be integrated into an electric vehicle version of the Toyota RAV4. Pursuant to our agreements, Toyota will pay us up to $69 million for the anticipated development services to be provided by us over the expected term of our performance. We expect to achieve our deliverables through late 2011 or early 2012.

As a result of solid sales of the Tesla Roadster, as well as increased powertrain component sales and the commencement of development services revenues from both Daimler and Toyota, total revenues for 2010 were $116.7 million, an increase over total revenues of $111.9 million in 2009.

We are designing our second vehicle, the planned Model S, for a significantly broader customer base than the Tesla Roadster and plan to manufacture the Model S in higher volumes than our current volumes for the Tesla Roadster. Model S development progressed well during 2010, culminating in the completion of our first drivable alpha prototype in December. Expenses related to the Model S alpha prototype build, increased production and engineering headcount and other important engineering, design and testing work being undertaken at several of our suppliers to support Model S readiness, contributed to the $73.7 million increase in research and development expenses from 2009 to $93.0 million in 2010.

Alongside Model S engineering and manufacturing engineering development, we also completed the purchase of our Fremont manufacturing facility in October, which we intend to use for the production of our planned Model S and future vehicles. In May 2010, we entered into an agreement to purchase an existing automobile production facility in Fremont, California from New United Motor Manufacturing, Inc. (NUMMI), which is a joint venture between Toyota and Motors Liquidation Company, the owner of selected assets of General Motors. In October 2010, we completed the purchase and received title to the facility and land. The purchase totals 210 acres, or approximately 55% of the land at the site, and includes all of the manufacturing facilities located thereon. In October 2010, we and NUMMI amended the facility purchase agreement to include the transfer to us of certain operating permits for additional consideration. The aggregate purchase price that we paid to NUMMI was $48.5 million, including the operating permits.

In August 2010, we entered into an additional purchase agreement with NUMMI for the purchase of certain manufacturing equipment and spare parts located at the Fremont facility. This purchase agreement was subsequently amended to include additional manufacturing equipment and spare parts and in October 2010, we completed this purchase concurrent with the completion of the facility purchase. The aggregate purchase price that we paid for these assets was $16.7 million. The purchase of the Fremont manufacturing facility and assets, along with other Model S related investments and investments that we made at our Palo Alto, California corporate headquarters and powertrain facility, brought our capital expenditures up to $105.4 million in 2010 from $11.9 million for 2009.

We completed several significant financing transactions in 2010 to help progress our Model S and powertrain development activities, as well as support our capital investments in manufacturing infrastructure:

- In January 2010, we entered into our Department of Energy Loan Facility (DOE Loan Facility) for $465.0 million to support the expansion of our manufacturing operations, subject to certain draw conditions. Up to an aggregate principal amount of $101.2 million is available under the first term loan facility to finance the build out of a facility to design and manufacture lithium-ion battery packs, electric motors and electric components. Up to an aggregate principal amount of $363.9 million will be made available under the second term loan facility to finance up to 91.5% of the costs eligible for funding for the development of, and to build out the manufacturing facility for our Model S sedan.
- In July 2010, we closed our initial public offering (IPO) pursuant to which we sold 11,880,600 shares of our common stock and received cash proceeds of $188.8 million from this transaction, net of underwriting discounts and commissions. Additionally, we incurred offering costs of $4.4 million related to the IPO. Concurrent with the closing of our IPO, we sold 2,941,176 shares of our common stock to Toyota and received proceeds of $50.0 million.
- In November 2010, we sold 1,418,573 shares of our common stock to an entity affiliated with Panasonic Corporation (Panasonic) for aggregate proceeds of $30.0 million.

Management Opportunities, Challenges and Risks—2011 Outlook

Our focus for 2011 continues to be on the disciplined development and preparation for the launch of the planned Model S in mid-2012, as well as the continued growth of revenues through sales of the Tesla Roadster and our powertrain sales and development activities with our strategic partners.

We expect sales of the Tesla Roadster to grow over 2010, but expect some seasonality during the winter months. We have a supply agreement with Lotus to purchase a minimum of 2,400 Tesla Roadster vehicles or gliders. Through December 31, 2010, we have delivered over 1,500 vehicles. We currently intend to manufacture the majority of our gliders with Lotus for our current generation Tesla Roadster until January 2012, and we intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. Accordingly, we intend to offer a limited number of Tesla Roadsters for sale in 2012. To the extent we wish to sell additional Tesla Roadsters with the Lotus gliders beyond the number of vehicles we have contracted for, we will need to negotiate a new or amended supply agreement with Lotus but may be unable to do so on terms and conditions favorable to us, if at all. We do not currently plan to begin selling our next generation Tesla Roadster until at least one year after the launch of the Model S and we intend to perform such manufacturing entirely in our own facilities. Continued difficult economic conditions, competition from third parties and the planned availability of the Model S in 2012 could result in depressed sales of the Tesla Roadster in 2011. We expect to continue to experience seasonality for sales of the Tesla Roadster. We also anticipate that we will place greater sales emphasis on the generation of Model S reservations during the second half of 2011 as we work towards the launch of our planned Model S in mid-2012.

As a result of our expanded electric powertrain supply and development services activities with our strategic partners in 2010, we will have significant deliveries and milestones to achieve in 2011. Along with the supply of battery packs and chargers for Daimler's Smart fortwo EV and A-Class programs, we will also have important development milestones and prototypes to deliver to Toyota as part of our Toyota RAV4 agreements. Although our current agreements with Daimler and Toyota provide us with increased revenue potential in 2011 from powertrain-related activities, we do not yet have finalized any agreements with Daimler or Toyota for significant sales or services beyond 2011.

Model S development will continue to be a primary focus for 2011. Ensuring that our engineering, operations and manufacturing engineering teams execute on all significant activities will be critical to a timely launch of our Model S in mid-2012. Our progress towards our beta prototype activities as well as readiness of our manufacturing capabilities, will influence our ability to achieve the manufacturing cost per unit that we are currently projecting.

In 2011, we publicly announced the Tesla Model X as the first vehicle we intend to develop by leveraging the Model S platform. We are designing the Model X as a crossover vehicle. We intend to develop a prototype of the Model X by the end of 2011. The acceleration of the development of future vehicles, including the Tesla Model X, may require us to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all.

Our operating expenses are expected to increase in 2011 as we continue to execute on the Model S program, systematically and strategically expand our sales and marketing activities globally to support the launch of the Model S, as well as to maintain and support the overall activities of a growing public company. As we continue to make significant investments in research and development and our infrastructure to launch the Model S, we expect to continue generating a net loss despite anticipated growth in revenues and improvements in margin. Cost control within our operations, especially in general and administrative, continues to be an important objective.

Capital spending for the Model S program is anticipated to be at its highest level in 2011, as we plan to purchase much of the tooling and manufacturing equipment required for production. Inclusive of non-Model S related investments, aggregate capital expenditures for 2011 are expected to be in the range of $190 million to $215 million. The majority of these capital investments should be reimbursable under the terms of our DOE Loan Facility. With this level of capital spending, we can execute on our strategic decision to increase in-sourcing, primarily in stampings and plastics. We have also elected to invest incrementally in new technologies, primarily in our paint and body shops, to produce vehicles at a higher quality at an affordable cost.

Furthermore, we are investing in additional plant automation which provides us with the flexibility to expand capacity to produce up to 20,000 units on just one shift. This investment would have a relatively short payback in terms of saved labor and overhead costs. Additionally, plant automation will allow us to accommodate either higher Model S production or the efficient introduction of future models. As significant capital investment is required to bring our Fremont facility and Model S manufacturing assets to a state of production readiness, all depreciation of our capital expenditures related to the Fremont facility will begin with the start of Model S production.

Unadjusted Error in 2009

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009.

In the fourth quarter of 2009, we granted certain stock options for which a portion of the grant was immediately vested. We erroneously accounted for the expense on a straight-line basis over the term of the award, while expense recognition should always be at least commensurate with the number of awards vesting during the period. As a result, selling, general and administrative expenses and net loss for the year ended December 31, 2009 were understated by $2.7 million. The error did not have an effect on the valuation of the stock options. As stock-based compensation expense is a non-cash item, there was no impact on net cash used in operating activities for the year ended December 31, 2009.

To correct this error, we recorded additional stock-based compensation of $2.4 million during the three months ended June 30, 2010. We considered the impact of the error on reported operating expenses and trends in operating results and determined that the impact of the error was not material to previously reported financial information as well as those related to the three months ended June 30, 2010. We also evaluated this control deficiency in the context of our internal control over financial reporting and based on the magnitude, nature and extent of the error, determined that such deficiency would be considered a significant deficiency. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company's financial reporting.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Automotive Sales

We recognize automotive sales revenue from sales of the Tesla Roadster, including vehicle options, accessories and destination charges, vehicle service and sales of zero emission vehicle, or ZEV, credits. We also recognize automotive sales revenue from the sales of electric vehicle powertrain components, such as battery packs and battery chargers, to other manufacturers. We recognize revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred and there are no uncertainties regarding customer acceptance; (iii) fees are fixed or determinable; and (iv) collection is reasonably assured.

Automotive sales consist primarily of revenue earned from the sale of vehicles. Sales or other amounts collected in advance of meeting all of the revenue recognition criteria are not recognized in the consolidated statements of operations and are instead recorded as deferred revenue on our consolidated balance sheets. Prior to February 2010, we did not provide direct financing for the purchase of the Tesla Roadster although a third-party lender has provided financing arrangements to our customers in the United States. Under these arrangements we have been paid in full by the customer at the time of purchase. Starting in February 2010, we began offering a leasing program to qualified customers in the United States.

Automotive sales also consist of revenue earned from the sales of vehicle options, accessories and destination charges. While these sales may take place separately from a vehicle sale, they are often part of one vehicle sale agreement resulting in multiple element arrangements. Contract interpretation is sometimes required to determine the appropriate accounting for recognition of our revenue, including whether the deliverables specified in the multiple element arrangement should be treated as separate units of accounting, and, if so, how the price should be allocated among the elements, when to recognize revenue for each element, and the period over which revenue should be recognized. We are also required to evaluate whether a delivered item has value on a stand-alone basis prior to delivery of the remaining items by determining whether we have made separate sales of such items or whether the undelivered items are essential to the functionality of the delivered items. Further, we assess whether we know the fair value of the undelivered items, determined by reference to stand-alone sales of such items.

To date, we have been able to establish the fair value for each of the deliverables within the multiple element arrangements because we sell each of the vehicles, vehicle accessories and options separately, outside of any multiple element arrangements. As each of these items has stand alone value to the customer, revenue from sales of vehicle accessories and options are recognized when those specific items are delivered to the customer. Increased complexity to our sales agreements or changes in our judgments and estimates regarding application of these revenue recognition guidelines could result in a change in the timing or amount of revenue recognized in future periods.

Development Services

Revenue from development services arrangements consist of revenue earned from the development of electric vehicle powertrain components for other automobile manufacturers, including the design and development of battery packs and chargers to meet a customer's specifications. Beginning in the quarter ended March 31, 2010, we started entering into such contracts with the expectation that our development services would constitute a viable revenue-generating activity. Revenue is recognized as a development arrangement is finalized, the performance requirements of each development arrangement are met and collection is reasonably assured. Where development arrangements include substantive at-risk milestones, revenue is recognized based upon the achievement of the contractually-defined milestones. Amounts collected in advance of meeting all of the revenue recognition criteria are not recognized in the consolidated statement of operations and are instead recorded as deferred revenue on the consolidated balance sheet. As of December 31, 2010, we had deferred $4.0 million in revenue related to development services being performed for Toyota. Increased complexity to our development agreements or changes in our judgments and estimates regarding application of these revenue recognition guidelines could result in a change in the timing or amount of revenue recognized in future periods.

Costs of development services are expensed as incurred. Costs of development services incurred in periods prior to the finalization of an agreement are recorded as research and development expenses; once an agreement is finalized, these costs are recorded in cost of development services.

Prior to 2010, compensation from the Smart fortwo development arrangement with Daimler, which is discussed below under "Development Compensation", was recorded as an offset to research and development expenses. This early arrangement was motivated primarily by the opportunity to engage Daimler and at the same time, jointly progress our own research and development activities with the associated development compensation.

Development Compensation

We began receiving payments under the Smart fortwo development arrangement with Daimler in the year ended December 31, 2008 to compensate us for the cost of our development activities. We deferred recognition for these payments received in advance of the execution of the final agreement because a number of significant contractual terms were not in place prior to that time. Upon entering into the final agreement in May 2009, we began recognizing the deferred development compensation as an offset to our research and development expenses on a straight-line basis. This amount was recognized over the expected life of the agreement, beginning in May 2009 and continuing through November 2009. Payments that we received upon the achievement of development milestones subsequent to contract execution in May 2009 were recognized upon achievement and acceptance of the respective milestones. All amounts received under this development agreement have been recognized as an offset to our research and development expenses in the consolidated statement of operations. All development activities under this agreement were completed as of December 31, 2009.

Inventory Valuation

We value our inventories at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. We record inventory write-downs for estimated obsolescence or unmarketable inventories based upon assumptions about future demand forecasts. If our inventory on hand is in excess of our future demand forecast, the excess amounts are written off.

We also review inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires us to determine the estimated selling price of our vehicles less the estimated cost to convert inventory on hand into a finished product.

Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. During the years ended December 31, 2010 and 2009, we recorded write-downs of $1.0 million and $1.4 million, in cost of automotive sales, respectively. During the year ended December 31, 2008, we recorded write-downs of $3.7 million to research and development expenses and $0.6 million to cost of automotive sales.

The inventory amounts are based on our current estimates of demand, selling prices and production costs. Should our estimates of future selling prices or production costs change, material changes to these reserves may be required. Further, a small change in our estimates may result in a material charge to our reported financial results.

Warranties

We accrue warranty reserves at the time a vehicle or powertrain component is delivered to a customer. Warranty reserves include management's best estimate of the projected costs to repair or to replace any items under warranty, based on actual warranty experience as it becomes available and other known factors that may impact our evaluation of historical data. We review our reserves at least quarterly to ensure that our accruals are adequate in meeting expected future warranty obligations, and we will adjust our estimates as needed. Initial warranty data can be limited early in the launch of a new vehicle or powertrain component and accordingly, the adjustments that we record may be material. As of December 31, 2010 and 2009, we had $5.4 million and $3.8 million in warranty reserves, respectively. Adjustments to warranty reserves are recorded in cost of automotive sales.

It is likely that as we sell additional Tesla Roadsters and powertrain components, we will acquire additional information on the projected costs to repair or to replace items under warranty and may need to make additional adjustments. Further, a small change in our warranty estimates may result in a material charge to our reported financial results.

Valuation of Stock-Based Awards, Common Stock and Warrants

Stock-Based Compensation

We use the fair value method of accounting for our stock options granted to employees which requires us to measure the cost of employee services received in exchange for the stock options, based on the grant date fair value of the award. The fair value of the awards is estimated using the Black-Scholes option-pricing model. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period which is generally four years. Stock-based compensation expense is recognized on a straight-line basis, net of forfeitures.

The fair value of each new employee option awarded was estimated on the grant date for the periods below using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2010	2009	2008
Risk-free interest rate	2.0%	2.2%	2.2%
Expected term (in years)	5.3	4.6	4.6
Expected volatility	71%	64%	53%
Dividend yield	0%	0%	0%

If in the future we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating the above input assumptions is prescribed by authoritative guidance, the fair value calculated for our employee stock options could change significantly.

The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. Further, the forfeiture rate also affects the amount of aggregate compensation. These inputs are subjective and generally require significant judgment.

The risk-free interest rate that we use is based on the United States Treasury yield in effect at the time of grant for zero coupon United States Treasury notes with maturities approximating each grant's expected life. Given our limited history with employee grants, we use the "simplified" method in estimating the expected term for our employee grants. The "simplified" method, as permitted by the SEC, is calculated as the average of the time-to-vesting and the contractual life of the options.

Our expected volatility is derived from the historical volatilities of several unrelated public companies within industries related to our business, including the automotive OEM, automotive retail, automotive parts and battery technology industries, because we have no trading history on our common stock. When making the selections of our peer companies within industries related to our business to be used in the volatility calculation, we also considered the stage of development, size and financial leverage of potential comparable companies. Our historical volatility is weighted based on certain qualitative factors and combined to produce a single volatility factor. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements.

As we accumulate additional employee option data over time and as we incorporate market data related to our common stock, we may calculate significantly different volatilities, expected lives and forfeiture rates, which could materially impact the valuation of our stock-based awards and the stock-based compensation expense that we will recognize in future periods. Stock-based compensation expense is recorded in our cost of sales, research and development expenses, and selling, general and administrative expenses.

We account for stock options issued to nonemployees also based on their estimated fair value determined using the Black-Scholes option-pricing model. However, the fair value of the equity awards granted to nonemployees is re-measured as the awards vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Common Stock Valuation

Upon the completion of our IPO on July 2, 2010, our common stock has been valued by reference to its publicly traded price. Prior to the IPO, we historically granted stock options with exercise prices equal to the fair value of our common stock as determined at the date of grant by our Board of Directors. Because there has been no public market for our common stock, our Board of Directors determined the fair value of our common stock by considering a number of objective and subjective factors, including the following:

- our sales of convertible preferred stock to unrelated third parties;
- our operating and financial performance;
- the lack of liquidity of our capital stock;

- trends in our industry;
- arm's length, third-party sales of our stock; and
- contemporaneous valuations performed by an unrelated third-party.

There is inherent uncertainty in these estimates and if we had made different assumptions than those used, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been significantly different. The following table summarizes, by grant date, the number of stock options granted since January 1, 2008 through the completion of our IPO on July 2, 2010, and the associated per share exercise price, which equaled the fair value of our common stock for each of these grants.

Grant Date	Number of Options Granted	Exercise Price and Fair Value per Share of Common Stock
June 4, 2008	762,137	$ 2.70
July 8, 2008	278,308	2.70
September 3, 2008	200,155	2.70
October 29, 2008	205,156	2.70
March 2, 2009	214,813	2.70
April 13, 2009	1,005,837	2.70
April 22, 2009	105,184	2.70
August 4, 2009	323,063	2.94
October 21, 2009	590,638	6.15
December 4, 2009	7,977,444	6.63
December 16, 2009	58,995	6.63
March 3, 2010	402,660	9.96
April 28, 2010	256,320	13.23
June 12, 2010	1,135,710	14.17

Included in the December 4, 2009 awards, were 6,711,972 stock options granted to our Chief Executive Officer comprised of two grants. In recognition of his and our company's achievements and to create incentives for future success, the Board of Directors approved an option grant representing 4% of our fully-diluted share base prior to such grant as of December 4, 2009, or 3,355,986 stock options, with 1/4th of the shares vesting immediately, and 1/36th of the remaining shares scheduled to vest each month over three years, assuming continued employment through each vesting date. In addition, to create incentives for the attainment of clear performance objectives around a key element of our current business plan—the successful launch and commercialization of the Model S—the Board of Directors approved additional options totaling an additional 4% of our fully-diluted shares prior to such grant as of December 4, 2009, with a vesting schedule based entirely on the attainment of performance objectives as follows, assuming Mr. Musk's continued service to us through each vesting date:

- 1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Engineering Prototype;
- 1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Validation Prototype;
- 1/4th of the shares subject to the option are scheduled to vest upon the completion of the first Model S Production Vehicle; and
- 1/4th of the shares subject to the option are scheduled to vest upon the completion of the 10,000th Model S Production Vehicle.

If Mr. Musk does not meet one or more of the above milestones prior to the fourth anniversary of the date of grant, he will forfeit his right to the unvested portion of the grant.

Included in our June and September 2010 stock option grants were 666,300 and 20,000 stock options granted respectively, to various members of our senior management with a vesting schedule based entirely on the attainment of the same performance objectives as those outlined for Mr. Musk above.

Prior to our IPO which was completed on July 2, 2010, our Board of Directors performed valuations of our common stock for purposes of granting stock options in a manner consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation.* The enterprise value input of our common stock valuations were derived either using fundamental analysis (income and market approaches) or based on a recent round of financing (option pricing approach). The income approach estimates the enterprise value of the company by discounting the expected future cash flows of the company to present value. We have applied discount rates that reflect the risks associated with our cash flow projections and have used venture capital rates of return for companies at a similar stage of development as us, as a proxy for our cost of capital. Our discounted cash flow calculations are sensitive to highly subjective assumptions that we were required to make at each valuation date relating to appropriate discount rates for various components of our business. For example, the discount rates used to value the cash flow projections from the Model S business factored in the low cost debt we expected to raise from the U.S. Department of Energy.

Valuation Date	Range of Discount Rates
May 15, 2008	30.0 – 40.0%
December 31, 2008	30.0 – 40.0%
February 28, 2009	30.0 – 40.0%
May 11, 2009	16.2 – 34.8%
August 1, 2009	16.2 – 34.8%
October 15, 2009	12.4 – 27.1%
November 27, 2009	12.4 – 27.1%
February 23, 2010	11.4 – 20.0%
April 21, 2010	14.4 – 20.0%
June 9, 2010	14.5 – 20.0%

Our projected cash flows have been primarily derived from our Tesla Roadster, Model S and powertrain revenue streams. In more recent valuations, these cash flow projections take into account the fact that we have been selling the Tesla Roadster since 2008, that we began selling powertrain components in the quarter ended December 31, 2009 and our anticipation of Model S production in mid-2012.

Under the market approach, the total enterprise value of the company is estimated by comparing our business to similar businesses whose securities are actively traded in public markets, or businesses that are involved in a public or private transaction. Prior transactions in our stock are also considered as part of the market approach methodology. We have selected revenue valuation multiples derived from trading multiples of public companies that participate in the automotive OEM, automotive retail, automotive parts and battery technology industries. These valuation multiples were then applied to the equivalent financial metric of our business, giving consideration to differences between our company and similar companies for such factors as company size and growth prospects.

For those reports that relied on the fundamental analysis, we prepared a financial forecast to be used in the computation of the enterprise value for both the market approach and the income approach. The financial forecasts took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. As discussed below, there is inherent uncertainty in these estimates. Second, we allocated the resulting equity value among the securities that comprise our capital structure using the Option-Pricing Method. The aggregate value of the common stock derived from the Option-Pricing Method was then divided by the number of common shares outstanding to arrive at the per common share value. For those reports before our IPO that relied on the recent round of financing, we back-solved for the total equity value such that the value of the instrument sold in the recent round as calculated by the option pricing model was consistent with the observed transaction price.

Our Board of Directors considered the valuations derived from the approaches above, the probability and timing of completing an IPO as of those dates, as well as other qualitative factors in arriving at our common stock valuations, including the following:

- significant operating losses since inception;
- macroeconomic uncertainty in 2008;
- the absence of a significant IPO market throughout 2008 and continuing through the second quarter of 2009; and
- other market developments that influence forecasted revenue.

Valuations that we have performed require significant use of estimates and assumptions. If different estimates and assumptions had been used, our common stock valuations could be significantly different and related stock-based compensation expense may be materially impacted.

Warrants

We have accounted for our freestanding warrants to purchase shares of our convertible preferred stock as liabilities at fair value upon issuance. We have recorded the warrants as a liability because the underlying shares of convertible preferred stock are contingently redeemable and, therefore, may obligate us to transfer assets at some point in the future. The warrants are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized as a component of other expense, net on the consolidated statements of operations.

In January 2010, we issued a warrant to the DOE in connection with the closing of the DOE Loan Facility to purchase shares of our Series E convertible preferred stock at an exercise price of $2.51 per share. This convertible preferred stock warrant became a warrant to purchase shares of our common stock at an exercise price of $7.54 per share upon the closing of our IPO in July 2010. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will become exercisable in quarterly amounts depending on the average outstanding balance of the DOE Loan Facility during the prior quarter. The warrant may be exercised until December 15, 2023. If we prepay the DOE Loan Facility in part or in full, the total amount of shares exercisable under the warrant will be reduced. Since the number of shares of common stock ultimately issuable under the warrant will vary, this warrant will be carried at its estimated fair value with changes in its fair value reflected in other expense, net, until its expiration or vesting. Our ability to prepay the DOE Loan Facility and consequently, the number of shares ultimately issuable under the DOE warrant, was determined to represent an embedded derivative. This embedded derivative is inherently valued and accounted for as part of the warrant.

Since the number of shares ultimately issuable under the DOE warrants will vary depending on the average outstanding balance of the loan during the contractual vesting period, and decisions to prepay would be influenced by our future stock price as well as the interest rates on our loans in relation to market interest rates, we measured the fair value of the DOE warrant using a Monte Carlo simulation approach. The Monte Carlo approach simulates various scenarios and captures the optimal decisions to be made between prepaying the DOE loan and the cancellation of the DOE warrant over the expected term of the DOE Loan Facility of 13 years. For the purposes of the simulation, the optimal decision represents the scenario with the lowest economic cost to us. The total warrant value would then be calculated as the average warrant payoff across all simulated paths discounted to our valuation date.

The significant assumptions that we use in the valuation of the DOE warrant include similar assumptions used in the valuation of otherwise featureless stock warrants at various simulated stock prices, as well as the interest rate differential between the interest rates under our DOE Loan Facility and market interest rates for companies comparable to us. The estimated value of our stock warrant requires us to use a Black-Scholes option-pricing model, which incorporates several assumptions that are subject to significant management judgment as is the case for stock-based compensation discussed above. The differential between the interest rates under our DOE Loan Facility and market interest rates is derived from the credit spread data of several unrelated public companies within industries related to our business. As the average simulated value of our stock warrant increases relative to the credit spread of our comparator companies, the fair value of our DOE warrant decreases since the economic cost of prepaying our outstanding loans under the DOE Loan Facility and replacing the funds with market interest rate debt, would be lower than the economic cost associated with the dilution caused by the vesting of warrants. Similarly, as the credit spread of our comparator companies increases relative to the average simulated value of our stock warrant, the fair value of our DOE warrant increases since the economic cost associated with prepaying our outstanding loans under the DOE Loan Facility and replacing the funds with market interest rate debt is higher than the economic cost associated with the dilution caused by the vesting of warrants, and therefore, we would not prepay our outstanding DOE debt and we would allow a higher number of warrants to vest. Prior to completion of our IPO, the fair value of the DOE warrant was included within the convertible preferred stock warrant liability on the consolidated balance sheet. Upon the completion of our IPO on July 2, 2010, this warrant was reclassified on our consolidated balance sheet from convertible preferred stock warrant liability to common stock warrant liability. The DOE warrant will continue to be recorded at its estimated fair value with changes in the fair value reflected in other expense, net, as the number of common stock ultimately issuable under the warrant is variable until its expiration or vesting. As of December 31, 2010, the fair value of the DOE warrant was $6.1 million. The relative movements in our stock price as compared to the credit spread of our comparator companies will result in fair value changes being recorded in other expense, net, in future periods which may be significant.

Excluding the warrant issued to the DOE in January 2010, we have estimated the fair value of our convertible preferred stock warrants at the respective balance sheet dates using a Black-Scholes option-pricing model which used several assumptions that are subject to significant management judgment as is the case for stock-based compensation as discussed above. Upon the completion of our IPO in July 2010, these convertible preferred stock warrants outstanding as of June 30, 2010, were net exercised and the related convertible preferred stock warrant liability was settled.

Income Taxes

We record our provision for income taxes in our consolidated statements of operations by estimating our taxes in each of the jurisdictions in which we operate. We estimate our actual current tax exposure together with assessing temporary differences arising from differing treatment of items recognized for financial reporting versus tax return purposes. These differences result in deferred tax assets, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws, or loss or credit carryforwards are utilized. Valuation allowances are recorded when necessary to reduce deferred tax assets to the amount expected to be realized.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We make these estimates and judgments about our future taxable income that are based on assumptions that are consistent with our future plans. As of December 31, 2010, we had recorded a full valuation allowance on our net deferred tax assets because we expect that it is more likely than not that our deferred tax assets will not be realized in the foreseeable future. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Furthermore, significant judgment is required in evaluating our tax positions. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax settlement is uncertain. As a result, we recognize the effect of this uncertainty on our tax attributes, such as net operating losses, based on our estimates of the eventual outcome. These effects are recognized when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. We are required to file income tax returns in the United States and various foreign jurisdictions, which requires us to interpret the applicable tax laws and regulations in effect in such jurisdictions. Such returns are subject to audit by the various federal, state and foreign taxing authorities, who may disagree with respect to our tax positions. We believe that our accounting consideration is adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. We review and update our estimates in light of changing facts and circumstances, such as the closing of a tax audit, the lapse of a statute of limitations or a material change in estimate. To the extent that the final tax outcome of these matters differs from our expectations, such differences may impact income tax expense in the period in which such determination is made. The eventual impact on our income tax expense depends in part if we still have a valuation allowance recorded against our deferred tax assets in the period that such determination is made.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued an accounting standard update which requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. The guidance is effective beginning January 1, 2011 with early application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level I and Level II fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation of fair value measurements using Level III inputs, a reporting entity will be required to disclose information about purchases, sales, issuances and settlements on a gross rather than on a net basis. The updated guidance will also require fair value disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring Level II and Level III fair value measurements. The updated guidance is effective for interim or annual reporting periods beginning after December 15, 2009, except for the disclosures regarding the reconciliation of Level III fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued an accounting standard update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The guidance is effective on a prospective basis for milestones achieved in fiscal years and interim periods within those fiscal years, beginning on or after June 15, 2010. Early adoption is permitted. We do not expect the adoption of the updated guidance to have a material impact on our consolidated financial statements.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
Revenues			
Automotive sales	$ 97,078	$111,943	$ 14,742
Development services	19,666	—	—
Total revenues	116,744	111,943	14,742
Cost of revenues			
Automotive sales	79,982	102,408	15,883
Development services	6,031	—	—
Total cost of revenues	86,013	102,408	15,883
Gross profit (loss)	30,731	9,535	(1,141)
Operating expenses			
Research and development (net of development compensation of $23,249 for the year ended December 31, 2009)	92,996	19,282	53,714
Selling, general and administrative	84,573	42,150	23,649
Total operating expenses	177,569	61,432	77,363
Loss from operations	(146,838)	(51,897)	(78,504)
Interest income	258	159	529
Interest expense	(992)	(2,531)	(3,747)
Other expense, net	(6,583)	(1,445)	(963)
Loss before income taxes	(154,155)	(55,714)	(82,685)
Provision for income taxes	173	26	97
Net loss	$(154,328)	$ (55,740)	$(82,782)

Revenues

Automotive Sales

Automotive sales consisted of the following for the periods presented:

	Year Ended December 31,		
	2010	2009	2008
Vehicle, options and related sales	$75,459	$111,555	$14,742
Powertrain component and related sales	21,619	388	—
Total automotive sales	$97,078	$111,943	$14,742

Automotive sales during the year ended December 31, 2010 were $97.1 million, a decrease from $111.9 million during the year ended December 31, 2009. Automotive sales for the year ended December 31, 2010 consisted of $75.5 million of vehicle, options and related sales, and $21.6 million of powertrain component and related sales, compared to $111.6 million of vehicle, options and related sales and $0.4 million of powertrain component and related sales for the year ended December 31, 2009. Automotive sales for the year ended December 31, 2008 were $14.7 million, comprised primarily of sales of the Tesla Roadster which we began to deliver in the fourth quarter of 2008 as well as related zero emission vehicle, or ZEV, credits. Almost all of the revenue recognized during the year ended December 31, 2008, came from fulfilling reservations placed in prior periods.

During the first three quarters of 2009, we continued to fulfill reservations for the Tesla Roadster and we had made a significant effort to increase our production capacity in order to accelerate deliveries to customers who had been on our waitlist for a significant amount of time. As a result, a significant portion of the revenue recognized during the first three quarters of 2009 came from fulfilling reservations placed prior to 2009. Beginning with the fourth quarter of 2009, sales of the Tesla Roadster began more closely approximating the level of orders placed during the quarter. Consequently, the comparison of revenue for the year ended December 31, 2010 versus the year ended December 31, 2009 may not be meaningful. As such, vehicle, options and related sales for the year ended December 31, 2010 were more reflective of current demand as compared to the prior year. Similarly, ZEV credit sales which are included in vehicle, options and related sales, were higher during the year ended December 31, 2009 as the fulfillment of a significant number of reservations allowed us to sell a larger number of ZEV credits. The year over year decrease in vehicle deliveries was partially offset by higher selling prices from an expanded offering of vehicle options to our customers as well as higher average selling prices outside of the United States.

In February 2010, we began offering a leasing program to qualified customers in the United States for the Tesla Roadster. Through our wholly owned subsidiary, Tesla Motors Leasing, Inc., qualifying customers are permitted to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a pre-determined residual value. We account for these leasing transactions as operating leases and accordingly, we recognize leasing revenues on a straight-line basis over the term of the individual leases. Lease revenues are recorded in vehicle, options and related sales within automotive sales revenue and for the year ended December 31, 2010, we recognized $0.8 million. During the year ended December 31, 2010, approximately 14% of the vehicles delivered during the year were under operating leases. As of December 31, 2010, we had deferred revenues of $1.1 million of down payments which will be recognized over the term of the individual leases.

Powertrain component and related sales were comprised primarily of battery packs and chargers that we delivered to supply Daimler's Smart fortwo program. We have been selected by Daimler to supply it with up to 1,800 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. We began delivering and recognizing revenue for these production battery packs and chargers at the end of 2009.

Prior to 2010, most of our revenues had been generated through sales of our vehicles in the United States and we had no revenues from sales outside of the United States prior to the third quarter of 2009. Our international sales commenced with the launch of the Tesla Roadster in Europe in July 2009 and since then, we have recognized revenue from sales of the Tesla Roadster in additional countries including Canada, Japan and Hong Kong. For the years ended December 31, 2010 and 2009, 55% and 19% of our revenue from vehicle, options and related sales, respectively, were derived outside of the United States. All of our powertrain component and related sales were derived outside of the United States. As we continue to expand into additional new markets, we expect our international automotive sales to increase in aggregate dollar amounts but to remain relatively consistent as a percentage of total revenues.

While revenue related to servicing vehicles has been insignificant to date, we expect such revenues to increase in future periods as we sell more vehicles and as vehicle warranties begin to expire.

Development Services

Beginning in the first quarter of 2010, we started entering into development services arrangements with the expectation that our development services would constitute a viable revenue-generating activity. We began recognizing development services revenue during the first quarter of 2010 with the development and delivery of modular battery packs for Freightliner Custom Chassis Corporation, or Freightliner, an affiliate of Daimler. These battery packs were to be used in electric delivery vans in a limited number of Freightliner's customer trials. Prior to 2010, compensation that we had received from our first development arrangement with Daimler for battery packs and chargers for its Smart fortwo program, was recorded as an offset to research and development expenses. This early arrangement was motivated primarily by the opportunity to engage Daimler and at the same time, jointly progress our own research and development activities with the associated development compensation.

During the first quarter of 2010, Daimler also engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. We began providing development services for this program during the first quarter of 2010 and had received an aggregate of $5.5 million in payments; however, as we had not executed a final agreement related to this program as of March 31, 2010, we deferred the $5.5 million of payments that had been received from Daimler to that point. In May 2010, we executed a final agreement under which Daimler would make additional payments to us for the successful completion of certain development milestones and the delivery of prototype samples. As of December 31, 2010, we had completed our deliverables under this agreement and for the year ended December 31, 2010, we recognized $14.4 million in development services revenue.

In July 2010, we and Toyota entered into a Phase 0 agreement to initiate development of an electric powertrain for the Toyota RAV4. Under this early phase development agreement, prototypes would be made by us by combining the Toyota RAV4 model with a Tesla electric powertrain. During the year ended December 31, 2010, we began producing and delivering prototypes to Toyota and recognized $1.0 million in development services revenue.

In October 2010, we entered into a Phase 1 contract services agreement with Toyota for the development of a validated powertrain system, including a battery, power electronics module, motor, gearbox and associated software, which will be integrated into an electric vehicle version of the Toyota RAV4. Pursuant to this agreement, Toyota will pay us up to $60.0 million for the anticipated development services to be provided by us over the expected term of our performance, including a $5.0 million upfront payment that we received upon the execution of the agreement. During the year ended December 31, 2010, we completed the first milestone and along with the amortization of our upfront payment, we recognized $3.3 million in development services revenue.

We intend to grow our development services revenue over time by establishing additional commercial arrangements with Daimler, Toyota and other automobile manufacturers. Additionally, we expect our development services revenue may fluctuate in future periods based on the timing of cash receipts as compared to the timing of meeting revenue recognition criteria.

Cost of Revenues and Gross Profit

Cost of revenues for the year ended December 31, 2010 was $86.0 million, a decrease from $102.4 million for the year ended December 31, 2009. The decrease in cost of revenues was driven primarily by the significant number of vehicles delivered during the first three quarters of 2009 from fulfilling customer reservations placed prior to 2009.

In February 2010, we began offering a leasing program to qualified customers in the United States for the Tesla Roadster. Through our wholly owned subsidiary, Tesla Motors Leasing, Inc., qualifying customers are permitted to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a pre-determined residual value. We account for these leasing transactions as operating leases and accordingly, we record cost of automotive sales equal to the depreciation of the leased vehicles on a straight-line basis over the term of the individual leases. Cost of automotive sales related to leased vehicles was $0.4 million for the year ended December 31, 2010.

The decrease in cost of revenues from automotive sales for the year ended December 31, 2010 was partially offset by the increase in cost of revenues from development services. Cost of development services includes engineering support and testing, direct parts, material and labor costs, manufacturing overhead, including amortized tooling costs, shipping and logistic costs and other development expenses that we incur in the performance of our services under development agreements. During the quarter ended March 31, 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. As of March 31, 2010, a development agreement had yet to be finalized and as such, the related development services costs of $0.5 million that we incurred during the quarter ended March 31, 2010 were expensed in research and development. In May 2010, we finalized the agreement and began recording the costs related to this program in cost of revenues.

Gross profit for the year ended December 31, 2010 was $30.7 million, an increase from $9.5 million for the year ended December 31, 2009. The increase was driven primarily by the gross profit contributed by our development services revenues which we began to recognize in 2010; an expanded offering of vehicle options to our customers; the continued launch of the Tesla Roadster internationally, where in certain markets, we have experienced higher selling prices; and cost improvements associated with the model changeover from the Tesla Roadster to the Tesla Roadster 2 during the second half of 2009. Gross profit for the year ended December 31, 2010 was also favorably impacted by the fact that certain of the A-Class development services revenue that we recognized during the year ended December 31, 2010 did not have any corresponding cost of revenues, since these costs were recorded in research and development expenses prior to us finalizing the development agreement in May 2010.

Cost of revenues of $102.4 million for the year ended December 31, 2009 increased from $15.9 million for the year ended December 31, 2008. The significant increase in cost of revenues was due to the increase in Tesla Roadster sales from which we began to recognize revenue during the fourth quarter of 2008; higher warranty expense; and the model changeover from the Tesla Roadster to the Tesla Roadster 2 as well as significant part changes implemented to improve the design and reduce per unit costs, for which we recorded charges to cost of revenues in the amount of $1.4 million for excess and obsolete inventory during the year ended December 31, 2009.

Gross loss for the year ended December 31, 2008 was $1.1 million due to the lower average selling prices for our initial vehicles, the high materials and manufacturing costs associated with our first generation Tesla Roadster and limited economies of scale from low vehicle production volumes. Gross profit for the year ended December 31, 2009 of $9.5 million benefited from higher per unit revenue and reduced manufacturing cost from increased volume and component re-design.

We expect our development services revenue may fluctuate in future periods based on the timing of cash receipts as compared to the timing of meeting revenue recognition criteria. This may cause our gross profit and gross margin to be similarly impacted.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs for our teams in engineering and research, supply chain, quality, manufacturing engineering and manufacturing test organizations, prototyping expense, contract and professional services and amortized equipment expense. Also included in research and development expenses are development services costs that we incur, if any, prior to the finalization of agreements with our development services customers as reaching a final agreement and revenue recognition is not assured. Development services costs incurred after the finalization of an agreement are recorded in cost of revenues.

Research and development expenses for the year ended December 31, 2010 were $93.0 million, an increase from $19.3 million for the year ended December 31, 2009. Research and development expenses during the year ended December 31, 2009 included $23.2 million in Daimler Smart fortwo development compensation which was recorded as an offset to research and development expenses. The $73.7 million increase in research and development expenses during the year ended December 31, 2010 consisted primarily of a $25.0 million increase in employee cash and stock-based compensation expenses primarily associated with significantly higher headcount to support our Model S and powertrain development activities, the $23.2 million Daimler development compensation offset recognized during the year ended December 31, 2009, a $10.5 million increase in materials and prototyping expenses primarily to support our Model S alpha build as well as powertrain development activities; a $10.7 million increase in professional and outside services costs related to Model S engineering, design and testing activities; and a $1.6 million increase in office, information technology and facilities-related costs to support the growth of our business, including our transition to our Palo Alto headquarters.

During the first quarter of 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. As of March 31, 2010, a development agreement had yet to be finalized and as such, the related development services costs of $0.5 million that we incurred during the quarter ended March 31, 2010 were expensed in research and development. In May 2010, we finalized the agreement and began recording the costs associated with this program in cost of revenues.

Research and development expenses of $19.3 million for the year ended December 31, 2009 decreased from $53.7 million for the year ended December 31, 2008. The $34.4 million decrease in research and development expenses was a result of the $23.2 million Daimler development compensation offset recognized during the year ended December 31, 2009, a $13.3 million decrease resulting from the allocation of various manufacturing-related costs to inventory and cost of sales once we transitioned into commercial production, a $3.2 million decrease in charges related to excess and obsolescence, adverse purchase commitments and materials and tooling expense due both to the classification of production-related costs to cost of sales once we transitioned into commercial production as well as lower outside professional services, partially offset by a $5.5 million increase in employee compensation expenses associated with higher headcount for the year ended December 31, 2009.

We began receiving payments under the Smart fortwo development arrangement with Daimler in the year ended December 31, 2008 to compensate us for the cost of our development activities. We deferred recognition for these payments received in advance of the execution of the final agreement because a number of significant contractual terms were not in place prior to that time. Upon entering into the final agreement in May 2009, we began recognizing, as an offset to our research and development expenses, the deferred development compensation of $14.5 million on a straight-line basis. This amount was recognized over the expected life of the agreement, beginning in May 2009 and continuing through November 2009. Payments that we received upon the achievement of development milestones subsequent to contract execution in May 2009, were recognized, as an offset to our research and development expenses, upon achievement and acceptance of the respective milestones. We did not recognize any development compensation from Daimler during the year ended December 31, 2008.

Since the commercial launch of the Tesla Roadster, our investment in related research and development has decreased significantly. We have, however, significantly increased our research and development efforts for the Model S, which has resulted in an increase in our research and development expenses in both aggregate dollar amounts and as a percentage of our revenues. We anticipate that this trend will continue on an annual basis as we incur additional costs to develop the Model S and to operate our planned Model S manufacturing facility in Fremont, California prior to the start of Model S production.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel and facilities costs related to our Tesla stores, marketing, sales, executive, finance, human resources, information technology and legal organizations, as well as litigation settlements and fees for professional and contract services.

Selling, general and administrative expenses for the year ended December 31, 2010 were $84.6 million, an increase from $42.2 million for the year ended December 31, 2009. The $42.4 million increase in our selling, general and administrative expenses during the year ended December 31, 2010 consisted primarily of a $15.8 million increase in stock-based compensation expense related to a larger number of outstanding equity awards, expense related to performance-based awards, an increasing common stock valuation applied to new grants made in 2010, and the $2.4 million correction of additional stock-based compensation expense that should have been recorded during the year ended December 31, 2009; a $13.4 million increase in employee cash compensation expenses related to higher sales and marketing headcount to support a larger number of stores in the United States and Europe and higher general and administrative headcount to support the expansion of the business; a $7.1 million increase in office, information technology and facilities-related costs to support the growth of our business, including the opening of new stores and service locations and our transition to our Palo Alto headquarters; a $3.2 million increase in travel and expenses related to our sales and marketing activities; and a $1.0 million increase in professional services costs related to ongoing trademark and patent work, recruiting, as well as general corporate development activities.

Selling, general and administrative expenses of $42.2 million for the year ended December 31, 2009 increased from $23.6 million for the year ended December 31, 2008. The $18.6 million increase in our selling, general and administrative expenses during the year ended December 31, 2009 consisted primarily of an $8.4 million increase in employee compensation expenses related to higher sales and marketing headcount to support our opening of additional stores in the United States and Europe, as well as higher general and administrative headcount to support the expansion of the business and our efforts to become a public company; a $4.7 million increase in office, information technology and facilities costs to support the growth of our business, including the opening of new stores; a $2.0 million increase in legal services and legal settlements and accounting and other consulting services to support our growth; and a $1.3 million increase in costs principally related to increased marketing activities.

We expect selling, general and administrative expenses to increase both in aggregate dollar amounts and as a percentage of revenue in future periods as we continue to grow and expand our operations, increase our sales and marketing activities to handle our expanding market presence and prepare for the planned Model S commercial launch in mid-2012, and as we support the requirements of being a public company. We also expect an increase in our selling, general and administrative expenses as a result of our planned increase in the number of Tesla stores. As of December 31, 2010, we had opened Tesla stores in the United States, Europe and Japan. We plan to open additional stores during 2011.

Interest Expense

Interest expense for the year ended December 31, 2010 was $1.0 million, a decrease from $2.5 million for the year ended December 31, 2009. Interest expense during the year ended December 31, 2009 was primarily related to our convertible notes which were converted into shares of our Series E convertible preferred stock in May 2009, while interest expense during the year ended December 31, 2010 was primarily due to our loans under the DOE Loan Facility which we began accessing in 2010. During the year ended December 31, 2010, we capitalized $0.8 million of interest expense to assets under construction.

Interest expense of $2.5 million for the year ended December 31, 2009 decreased from $3.7 million for the year ended December 31, 2008. The decrease in interest expense was due to the conversion of our convertible notes into shares of our Series E convertible preferred stock in May 2009.

We expect interest expense to increase as we continue to draw down on the DOE Loan Facility to fund our Model S and powertrain activities.

Other Expense, Net

Other expense, net consists primarily of the change in the fair value of our warrant liabilities and transaction gains and losses on our foreign currency-denominated assets and liabilities. We expect our transaction gains and losses will vary depending upon movements in the underlying exchange rates. Income or charges resulting from the change in the fair value of our convertible preferred stock warrant liability, excluding the DOE warrant liability, was eliminated after July 2, 2010, as these warrants were net exercised at the completion of our IPO. The DOE convertible preferred stock warrant which we issued in January 2010, became a common stock warrant on July 2 and is carried at its estimated fair value with changes in its fair value continuing to be reflected in other expense, net, until its expiration or vesting.

Other expense, net, for the year ended December 31, 2010 was $6.6 million, an increase in expense compared to other expense, net, of $1.4 million for the year ended December 31, 2009. The increase in expense for the year ended December 31, 2010 was primarily due to the fair value changes in our warrant liabilities as well as the liability related to common stock warrants to certain of our stockholders which we issued in May 2010, both of which increased significantly in conjunction with the increase in our common stock valuation.

Other expense, net, for the year ended December 31, 2009 increased from $1.0 million for the year ended December 31, 2008. The increase was primarily a result of a $1.8 million increase in foreign currency transaction losses associated with a higher level of foreign currency denominated purchases as well as the strengthening of foreign currencies against the U.S. dollar, partially offset by a $1.6 million decrease in the fair value change of our outstanding convertible preferred stock warrants during the year ended December 31, 2009.

Provision for Income Taxes

Our provision for income taxes for the year ended December 31, 2010 was $0.2 million, an increase from the provision for income taxes of $26,000 during the year ended December 31, 2009. The increase was due primarily to the launch of the Tesla Roadster in Europe in July 2009 and the ensuing increase in taxable income in our international jurisdictions in subsequent periods. Additionally, during the year ended December 31, 2009, we recognized research and development benefits from our foreign operations which decreased our provision for income taxes.

Our provision for income taxes for the year ended December 31, 2009 decreased from the provision for income taxes of $0.1 million for the year ended December 31, 2008. The decrease was due primarily to the research and development benefits that we recognized in 2009 from our foreign operations.

Liquidity and Capital Resources

As of December 31, 2010, we had $566.4 million principal sources of liquidity available from our cash and cash equivalents, cash held in our dedicated DOE account and the remaining amounts available under the DOE Loan Facility. This includes cash and cash equivalents in the amount of $99.6 million which included investments in money market funds, cash of $73.6 million deposited in a dedicated DOE account in accordance with the requirements of our DOE Loan Facility, and $393.2 million available under the DOE Loan Facility, which is primarily intended to cover spending related to the development of the Model S and our powertrain activities.

Our primary source of cash historically has been proceeds from the sales of convertible preferred stock and convertible notes, and through December 31, 2009, we had raised an aggregate of $319.2 million from convertible preferred stock and convertible note financings. During the year ended December 31, 2010, we entered into our $465.0 million DOE Loan Facility from which we have begun to make draw downs, as well as completing our IPO and private placements with Toyota and Panasonic. Other sources of cash have also included reservation payments from customers for the Tesla Roadster and more recently from sales of the Tesla Roadster, cash from the provision of electric powertrain development services, sales of powertrain components, draw downs from the DOE Loan Facility and refundable reservation payments for our Model S.

We expect that our current sources of liquidity, including cash, cash equivalents, cash held in our dedicated DOE account and the remaining amounts available under the DOE Loan Facility, together with our anticipated cash from operating activities, will be sufficient to fund our operations through the anticipated initial customer deliveries of the Model S. This capital will fund our ongoing operations, continue research, development and design efforts, establish sales and service centers, improve infrastructure such as expanded battery assembly facilities, and to make the investments in tooling and manufacturing capital required to introduce the Model S. The acceleration of the development of future vehicles, investments in new technologies, increased insourcing of manufacturing capabilities, investments to expand our powertrain activities or further expand our sales and service network, may require us to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit. We may also choose to opportunistically raise additional funds if market conditions are favorable. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all.

DOE Loan Facility

On January 20, 2010, we entered into our DOE Loan Facility for $465.0 million to support the expansion of our manufacturing operations. Up to an aggregate principal amount of $101.2 million will be made available under the first term loan facility to finance the build out of a facility to design and manufacture lithium-ion battery packs, electric motors and electric components, or the Powertrain facility. Up to an aggregate principal amount of $363.9 million will be made available under the second term loan facility to finance up to 91.5% of the costs eligible for funding for the development of, and to build out the manufacturing facility for, our Model S sedan, or the Model S facility. Our obligations for the development of, and the build-out of our manufacturing facility for, the Model S is budgeted to be an aggregate of $33 million or approximately 8.5% of the ongoing budgeted cost, plus any cost overruns for the projects.

Our ability to draw down funds under the DOE Loan Facility is conditioned upon several draw conditions. We are currently in compliance with these draw conditions. For the Powertrain facility, the draw conditions include our achievement of progress milestones relating to the successful development of commercial arrangements with third parties for the supply of powertrain components. For the Model S facility, the remaining draw conditions include our achievement of progress milestones relating to the design and development of the Model S and the planned Model S manufacturing facility. Certain advances will be subject to additional conditions to draw-down related to the site on which the applicable project is located. We are currently progressing towards our milestones. Additionally, the DOE Loan Facility provides for the ability to update milestones should a reasonable need arise. Loans may be requested under the facilities until January 22, 2013, and we have committed to complete the projects being financed prior to such date.

Through December 31, 2010, we had received loans under the DOE Loan Facility for an aggregate of $71.8 million with interest rates ranging from 1.7% to 3.4%. In February 2011, we received additional loans under the DOE Loan Facility for $15.6 million at interest rates ranging from 2.6% to 3.0%. Interest on advances under the DOE Loan Facility is payable quarterly in arrears. Advances under the Powertrain Facility are repayable in 28 equal quarterly installments commencing on December 15, 2012 (or for advances made after such date, in 26 equal quarterly installments commencing on June 15, 2013). All outstanding amounts under the Powertrain Facility will be due and payable on the maturity date of September 15, 2019. Advances under the Model S Facility are repayable in 40 equal quarterly installments commencing on December 15, 2012 (or for advances made after such date, in 38 equal quarterly installments commencing on June 15, 2013). All outstanding amounts under the Model S Facility will be due and payable on the maturity date of September 15, 2022. Advances under the loan facilities may be voluntarily prepaid at any time. All obligations under the DOE Loan Facility are secured by substantially all of our property.

The DOE Loan Facility documents contain customary covenants that include, among others, a requirement that the projects be conducted in accordance with the business plan for such project, compliance with all requirements of the ATVM Program, and limitations on our and our subsidiaries' ability to incur indebtedness, incur liens, make investments or loans, enter into mergers or acquisitions, dispose of assets, pay dividends or make distributions on capital stock, pay indebtedness, pay management, advisory or similar fees to affiliates, enter into certain affiliate transactions, enter into new lines of business, and enter into certain restrictive agreements, in each case subject to customary exceptions. The DOE Loan Facility documents also contain customary financial covenants. We are currently in compliance with these covenants.

The DOE Loan Facility documents also contain customary events of default, subject in some cases to customary cure periods for certain defaults. In addition, events of default include a failure of Elon Musk, our Chief Executive Officer, Product Architect and Chairman, and certain of his affiliates, at any time prior to one year after we complete the project relating to the Model S Facility, to own at least 65% of capital stock held by Mr. Musk and such affiliates as of the date of the DOE Loan Facility.

In addition to our obligation to fund a portion of the project costs as described above, we have agreed to set aside 50% of the net proceeds from our IPO and the concurrent Toyota private placement and any subsequent offerings of stock occurring before the completion of the projects, up to an aggregate of $100 million, to fund a separate, dedicated account under our DOE Loan Facility. This dedicated account can be used by us to fund any cost overruns for our powertrain and Model S manufacturing facility projects and will also be used as a mechanism to defer advances under the DOE Loan Facility. This will not affect our ability to draw down the full amount of the DOE loans, but will require us to use the dedicated account to fund certain project costs up front, which costs may then be reimbursed by loans under the DOE Loan Facility once the dedicated account is depleted, or as part of the final advance for the applicable project. We will be required to deposit a portion of these reimbursements into the dedicated account, in an amount equal to up to 30% of the remaining project costs for the applicable project and these amounts may similarly be used by us to fund project costs and cost overruns and will similarly be eligible for reimbursement by the draw-down of additional loans under our DOE Loan Facility once used in full, or as part of the final advance for the applicable project. Upon the completion of our IPO and concurrent private placement on July 2, 2010, we transferred $100.0 million of the net proceeds from the IPO and the concurrent private placement to fund the dedicated account. During third and fourth quarters of 2010, we transferred $26.4 million from the dedicated account to our operating cash accounts in accordance with the provisions of the DOE Loan Facility. As of December 31, 2010, $73.6 million remained in the dedicated account. As we expect to transfer the remainder of this balance within one year, we have recorded such cash as current restricted cash. In February 2011, we transferred an additional $15.6 million from the dedicated account.

For additional information related to our DOE Loan Facility, please see Note 8 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Initial Public Offering and Toyota Concurrent Private Placement

On June 28, 2010, our registration statement on Form S-1 relating to our IPO was declared effective by the SEC. The IPO closed on July 2, 2010, at which time we sold 11,880,600 shares of our common stock and received cash proceeds of $188.8 million from this transaction, net of underwriting discounts and commissions. Additionally, we incurred offering costs of $4.4 million related to the IPO.

Concurrent with the closing of our IPO, we sold 2,941,176 shares of our common stock to Toyota in a private placement transaction for aggregate proceeds of $50.0 million.

Panasonic Private Placement

In November 2010, we entered into a common stock purchase agreement with an entity affiliated with Panasonic Corporation (Panasonic) pursuant to which we issued and sold an aggregate of 1,418,573 shares of our common stock for aggregate proceeds of $30.0 million.

Leasing Activities

In February 2010, we began offering a leasing program to qualified customers in the United States for the Tesla Roadster. Through our wholly owned subsidiary Tesla Motors Leasing, Inc., qualifying customers are permitted to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a pre-determined residual value.

When compared to our sales of vehicles, our leasing activities will spread the cash inflows that we would otherwise receive upon the sale of a vehicle, over the lease term and final disposition of the leased vehicle. As such, our cash and working capital requirements will be directly impacted and if leasing volume increases significantly, the impact may be material. However, after taking into consideration our current and planned sources of operating cash, our ability to monitor and prospectively adjust our leasing activity, as well as our intent to collect nonrefundable deposits for leased vehicles that are manufactured to specification, we do not believe that our planned leasing operations will materially adversely impact our ability to meet our commitments and obligations as they become due. As we will also be exposed to credit risk related to the timely collection of lease payments from our customers, we intend to utilize our credit approval and ongoing review processes in order to minimize any credit losses that could occur and which could adversely affect our financial condition and results of operations. We intend to require deposits from customers electing a lease option for vehicles built to a customer's specifications on the same timeframe and under the same circumstances as from customers purchasing our vehicles outright. During the year ended December 31, 2010, approximately 14% of the vehicles delivered during the period were under operating leases. As of December 31, 2010, we had deferred revenues of $1.1 million of down payments which will be recognized over the term of the individual leases. Through December 31, 2010, our leasing activity has not had a significant adverse impact on our liquidity.

Reservation Payments

A source of our cash flows from operations has been through our receipt of reservation payments from our customers. Reservation payments consist of reservation payments that allow potential customers to hold a reservation for the future purchase of a Tesla Roadster or Model S. For our 2010 model year Tesla Roadsters manufactured to specification, our current purchase agreement requires the payment of an initial nonrefundable deposit which varies based on the country of purchase. For the Model S, we require an initial reservation payment of at least $5,000. For vehicles purchased directly from our showrooms, no deposit is required. Prior to the second quarter of 2010, our reservation policy was to accept reservation payments from all customers who wished to purchase a Tesla Roadster and require full payment of the purchase price of the vehicle at the time the customer selected their vehicle specifications. During the second quarter of 2010, we changed our policy to require nonrefundable deposits for Tesla Roadsters manufactured to specification at the time a customer enters into a purchase agreement. However, we also occasionally accept reservation payments for the Tesla Roadster if a customer is interested in purchasing a vehicle but not yet prepared to select the vehicle specifications. For customers who have placed a reservation payment with us, the reservation payment becomes a nonrefundable deposit once the customer has selected the vehicle specifications and enters into a purchase agreement. The full payment of the purchase price of the vehicle is required only upon delivery of the vehicle to the customer. We do not believe that these changes will materially impact our liquidity or capital resources. Reservation payments for a vehicle are recorded as a current liability when received. No later than upon the delivery of a vehicle, the reservation payments collected on a customer's account are applied against the total purchase price of the vehicle. Reservation payments are expected to fluctuate as the number of reservation holders on the Tesla Roadster reservation list decreases, while the number of reservation holders on the Model S reservation list increases.

Summary of Cash Flows

	2010	2009	2008
		(in thousands)	
Net cash used in operating activities	$(127,817)	$ (80,825)	$(52,412)
Net cash used in investing activities	(180,297)	(14,244)	(11,590)
Net cash provided by financing activities	338,045	155,419	56,068

Cash Flows from Operating Activities

We continue to experience negative cash flows from operations as we expand our business and build our infrastructure both in the United States and internationally. Since inception, we have incurred significant losses and have used approximately $330.6 million of cash in operations through December 31, 2010. Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as research and development and selling, general and administrative. Our operating cash flows are also affected by our working capital needs to support growth and fluctuations in inventory, personnel related expenditures, accounts payable and other current assets and liabilities.

Net cash used in operating activities was $127.8 million during the year ended December 31, 2010. The largest component of our cash used during this period related to our net loss of $154.3 million, which included non-cash charges of $21.2 million related to stock-based compensation expense, $10.6 million related to depreciation and amortization and $5.0 million related to the fair value change in our warrant liabilities. Significant operating cash outflows were primarily related to $177.6 million of operating expenses, $86.0 million of cost of revenues, a $20.1 million increase in inventory, an $8.4 million increase in operating lease vehicles, and a $5.0 million increase in prepaid expenses and other current assets, partially offset by a $13.3 million increase in accrued liabilities and a $3.5 million increase in other long-term liabilities. Inventory increased to meet our production requirements for the Tesla Roadster and powertrain component sales while the increase in prepaid expenses and other current assets and accrued liabilities was due to both the growth of our business, as well as our increased manufacturing and Model S development activities. Operating lease vehicles increased with the introduction of our leasing program in 2010. Other long-term liabilities increased as a result of higher warranty liability from sales of the Tesla Roadster.

Significant operating cash inflows for the year ended December 31, 2010 were derived primarily from automotive sales of $97.1 million, $19.7 million of development services revenue, a $4.8 million increase in deferred revenues and a $4.7 million increase in reservation payments, partially offset by a $3.2 million increase in accounts receivable. In October 2010, we entered into a Phase 1 contract services agreement with Toyota for the development of a validated powertrain system, including a battery, power electronics module, motor, gearbox and associated software, which will be integrated into an electric vehicle version of the Toyota RAV4. Upon execution of the agreement, we received a $5.0 million upfront payment for which revenue is being recognized over the expected term of our performance. Deferred revenues also increased from our vehicle leasing activities as we are recognizing the lease down-payments over the term of the operating leases. The increase in accounts receivable was related primarily to powertrain component sales in relation to Daimler's Smart fortwo program as well as $2.3 million receivable from Toyota for the achievement of the first milestone under the Phase 1 contract services agreement. During the year ended December 31, 2010, we received $10.4 million of net new reservation payments for the Model S while reservation payments for the Tesla Roadster decreased by $5.7 million.

Net cash used in operating activities was $80.8 million during the year ended December 31, 2009. The largest component of our cash used during this year was the $55.7 million net loss, which included non-cash charges of $6.9 million related to depreciation and amortization, $2.7 million related to interest on convertible notes and $1.4 million related to inventory write-downs, as well as a non-cash gain of $1.5 million from the extinguishment of convertible notes and warrants. Significant operating cash outflows were primarily related to $102.4 million of cost of revenues, $61.4 million of operating expenses, a $7.9 million increase in inventory and a $2.0 million increase in our prepaid expenses and other current assets, partially offset by a $3.4 million increase in accrued liabilities and a $0.9 million increase in accounts payable. Inventory increased to meet our production requirements while the increase in prepaid expenses and other current assets reflect a higher level of annual operating costs such as insurance, licenses and taxes from the growth of the business. The increases in accrued liabilities and accounts payable were also primarily due to the growth in our business.

Significant operating cash inflows for the year ended December 31, 2009 were derived primarily from the sales of the Tesla Roadster as well as development compensation related to the Daimler development agreement. Cash inflows related to automotive sales activity were $88.5 million comprised of $111.9 million of automotive sales, partially offset by a $22.0 million decrease in refundable reservation payments and a $1.5 million decrease in deferred revenues. The decrease in the refundable reservation payments was due to the launch of the Tesla Roadster during the year ended December 31, 2008. As we continued to deliver the Tesla Roadster to our customers in 2009, we applied the related reservation payments to the respective customers' purchase cost. Cash inflows from the Daimler development agreement were $13.2 million comprised primarily of $23.2 million of development compensation partially offset by a $10.0 million decrease in deferred development compensation. The decrease in deferred development compensation was the result of the amortization of deferred development compensation that we received during the year ended December 31, 2008.

Net cash used in operating activities was $52.4 million during the year ended December 31, 2008. The largest component of our cash used during this period, was the $82.8 million net loss, which included non-cash charges of $4.3 million related to inventory write-downs, $4.2 million related to depreciation and amortization, $3.7 million related to interest on convertible notes and $2.8 million related to the fair value change in our convertible preferred stock warrant liability, as well as a non-cash gain of $1.2 million from the extinguishment of convertible notes and warrants. Significant operating cash outflows were driven primarily by $77.4 million of operating expenses, $15.9 million of cost of sales, and an $18.8 million increase in inventory, partially offset by an $8.8 million increase in accounts payable and a $2.6 million increase in accrued liabilities. We had increased inventory in anticipation of the commercial introduction of the Tesla Roadster. Accrued liabilities and accounts payable increased primarily due to the significant increase in activities to bring the Tesla Roadster to production.

We benefited from operating cash inflows related to Tesla Roadster reservation activity and our development efforts. Cash inflows derived from Tesla Roadster sales and reservation activity were $29.4 million comprised primarily of $14.7 million of automotive sales, a $10.7 million increase in refundable reservation payments and a $4.1 million increase in deferred revenues. Refundable reservation payments increased reflecting new reservation activity received during the year partially offset by the reservation payments we applied to our customers' purchase cost as we began delivering Tesla Roadsters during the year ended December 31, 2008. Deferred revenues increased primarily from customer payments we collected for certain Tesla Roadsters that we had delivered but as to which we had unfulfilled obligations related to powertrain upgrades. We received cash from Daimler of $8.6 million for our development efforts during the year ended December 31, 2008 although the amounts were deferred entirely until we executed a final agreement in May 2009, which is reflected in the related increase in deferred development compensation of $10.2 million partially offset by an increase in accounts receivable of $1.6 million.

Cash Flows from Investing Activities

We continue to experience negative cash flows from investing activities as we expand our business, build our infrastructure both in the United States and internationally and develop our Model S manufacturing capabilities. Cash flows from investing activities primarily relate to capital expenditures to support our growth in operations, including investments in Model S manufacturing, as well as restricted cash that we must maintain in relation to our DOE Loan Facility, facility lease agreements, equipment financing, and certain vendor credit policies.

Net cash used in investing activities was $180.3 million during the year ended December 31, 2010 primarily related to capital purchases of $105.4 million and a net increase in restricted cash of $74.9 million. The increase in capital purchases was driven primarily by $65.2 million of payments made in relation to our purchase of the manufacturing facility located in Fremont, California from NUMMI, and certain manufacturing assets located thereon to be used for our planned Model S manufacturing, as well as $40.2 million primarily related to other Model S capital expenditures, our transition to and build out of our powertrain manufacturing facility and corporate headquarters in Palo Alto, California, and purchases of manufacturing equipment. Our purchase transactions with NUMMI were completed in October 2010. The increase in restricted cash was primarily related to $100.0 million of net proceeds from our IPO and concurrent Toyota private placement that we transferred to a dedicated account as required by our DOE Loan Facility, partially offset by $26.4 million that was transferred out of the dedicated account during the third and fourth quarters of 2010 in accordance with the provisions of the DOE Loan Facility.

Net cash used in investing activities was $14.2 million during the year ended December 31, 2009 primarily related to capital purchases of $11.9 million and an increase in restricted cash of $2.4 million. The increase in restricted cash was primarily related to standard credit policies required by our online payment vendor and security deposits related to lease agreements and equipment financing.

Net cash used in investing activities was $11.6 million during the year ended December 31, 2008 primarily related to capital purchases of $10.6 million and an increase in restricted cash of $1.0 million.

Net cash used in investing activities is expected to increase substantially in 2011 as we build out and tool our Model S manufacturing facility in Fremont, California, and our powertrain manufacturing facility in Palo Alto, California. We currently anticipate making aggregate capital expenditures of $190 million to $215 million during 2011.

Cash Flows from Financing Activities

We have financed our operations primarily with proceeds from issuances of convertible preferred stock and convertible notes, which provided us with aggregate net proceeds of $296.8 million on a cumulative basis through December 31, 2009, from loans under the DOE Loan Facility beginning in 2010, and more recently, from the net proceeds from our IPO and private placements.

Cash provided by financing activities was $338.0 million during the year ended December 31, 2010 comprised primarily of $188.8 million in proceeds from our IPO, $71.8 million we received from our loans under the DOE Loan Facility, $50.0 million in proceeds from the Toyota private placement, $30.0 million in proceeds from the Panasonic private placement, partially offset by $3.7 million of issuance costs we incurred in relation to our DOE Loan Facility and our IPO.

Cash provided by financing activities was $155.4 million during the year ended December 31, 2009 comprised primarily of $82.4 million in net proceeds from the issuance of Series E convertible preferred stock, $49.4 million in net proceeds from the issuance of Series E convertible preferred stock and $25.5 million in proceeds received from the issuance of convertible notes and warrants.

Cash provided by financing activities was $56.1 million during the year ended December 31, 2008 comprised primarily of $54.8 million from the issuance of convertible promissory notes.

Contractual Obligations

The following table sets forth, as of December 31, 2010 certain significant cash obligations that will affect our future liquidity (in thousands):

	Year Ended December 31,						
	Total	**2011**	**2012**	**2013**	**2014**	**2015**	**2016 and thereafter**
Operating lease obligations	$ 53,431	$ 6,793	$6,625	$ 6,561	$ 6,431	$ 5,893	$21,128
Capital lease obligations	823	318	286	219	—	—	—
Long-term debt	71,828	—	2,198	8,791	8,791	8,791	43,257
Purchase obligations (1)	15,400	15,400	—	—	—	—	—
	$141,482	$22,511	$9,109	$15,571	$15,222	$14,684	$64,385

(1) Obligations include significant agreements or purchase orders to purchase goods or services that are enforceable, legally binding and where the significant terms are specified. Where a minimum purchase obligation is stipulated, as in the case of our supply agreement with Lotus Cars Limited (Lotus), the amounts included in the table reflect the minimum purchase amounts. Our minimum purchase obligations related to Lotus are based on the December 31, 2010 exchange rate for the British pound and reflect our most current supply terms. Purchase obligations that are cancelable without significant penalty, are not included in the table.

In October 2010, we completed the purchase of our Fremont, California manufacturing facility from NUMMI. NUMMI has previously identified environmental conditions at the Fremont site which affect soil and groundwater, and is currently undertaking efforts to address these conditions. Although we have been advised by NUMMI that it has documented and managed the environmental issues, we cannot determine with certainty the potential costs to remediate any pre-existing contamination. Based on management's best estimate, we estimated the fair value of the environmental liabilities that we assumed to be $5.3 million, which is not reflected in the table above as the timing of any potential payments cannot be reasonably determined at this time. As NUMMI continues with its decommissioning activities and as we continue with our planned construction and operating activities, it is reasonably possible that our estimate of environmental liabilities may change materially.

We have reached an agreement with NUMMI under which, over a ten year period, we will pay the first $15.0 million of any costs of any governmentally-required remediation activities for contamination that existed prior to the completion of the facility and land purchase for any known or unknown environmental conditions, and NUMMI has agreed to pay the next $15.0 million for such remediation activities. Our agreement provides, in part, that NUMMI will pay up to the first $15.0 million on our behalf if such expenses are incurred in the first four years of our agreement, subject to our reimbursement of such costs on the fourth anniversary date of the closing.

On the ten-year anniversary of the closing or whenever $30.0 million has been spent on the remediation activities, whichever comes first, NUMMI's liability to us with respect to remediation activities ceases, and we are responsible for any and all environmental conditions at the Fremont site. At that point in time, we have agreed to indemnify, defend, and hold harmless NUMMI from all liability and we have released NUMMI for any known or unknown claims except for NUMMI's obligations for representations and warranties under the agreement.

As of December 31, 2010 and 2009, we held reservation payments of $30.8 million and $26.0 million from potential customers, respectively, which are not reflected in the table above. As of December 31, 2010, we held reservation payments for undelivered Tesla Roadsters in an aggregate amount of $2.5 million and reservation payments for Model S sedans in an aggregate amount of $28.3 million. As of December 31, 2009, we held reservation payments for undelivered Tesla Roadsters in an aggregate amount of $8.2 million and reservation payments for Model S sedans in an aggregate amount of $17.9 million. In order to convert the reservation payments into revenue, we will need to sell vehicles to these customers. All reservation payments for the Model S are fully refundable until such time that a customer enters into a purchase agreement.

Off-Balance Sheet Arrangements

During the periods presented, we did not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

A portion of our revenues, costs and expenses for the years ended December 31, 2010, 2009 and 2008 were denominated in foreign currencies. This is primarily due to the contract with Lotus Cars Limited, or Lotus, in the United Kingdom to manufacture the Tesla Roadster vehicles and gliders and other parts sourced in Europe. In addition, our international sales and marketing operations incur expenses denominated in foreign currencies, principally in the British pound, the euro and the Japanese yen. This cost exposure is partially offset by our recent sales growth in these regions since payments for vehicles sold in these regions are denominated in the local currency. This provides a partial natural hedge to our cost exposure in Europe and Asia depending on our sales levels in these regions. Our battery cell purchases from Asian suppliers are also subject to currency risk. Although our present contracts are United States dollar based, if the United States dollar depreciates significantly against the local currency, it could cause our Asian suppliers to significantly raise their prices, which could harm our financial results. To date, the foreign currency effect on our cash and cash equivalents has not been significant.

Interest Rate Risk

We had cash and cash equivalents totaling $99.6 million as of December 31, 2010. A portion of these amounts were invested in money market funds. Cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates due to the short term nature of our cash equivalents. Declines in interest rates, however, would reduce future investment income.

As of December 31, 2010, we have received loans under the DOE Loan Facility for an aggregate of $71.8 million with interest rates ranging from 1.7% to 3.4%. As we continue to borrow under our DOE Loan Facility, interest rates will be determined by the Secretary of the Treasury as of the date of each loan, based on the Treasury yield curve and the scheduled principal installments for such loan. We also have capital lease obligations of $0.8 million as of December 31, 2010 which are fixed rate instruments and are not subject to fluctuations in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Tesla Motors, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Tesla Motors, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Tesla Motors, Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 2, 2011

Tesla Motors, Inc.

Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31, 2010	December 31, 2009
Assets		
Current assets		
Cash and cash equivalents	$ 99,558	$ 69,627
Restricted cash	73,597	—
Accounts receivable	6,710	3,488
Inventory	45,182	23,222
Prepaid expenses and other current assets	10,839	4,222
Total current assets	235,886	100,559
Operating lease vehicles, net	7,963	—
Property, plant and equipment, net	114,636	23,535
Restricted cash	4,867	3,580
Other assets	22,730	2,750
Total assets	$ 386,082	$ 130,424
Liabilities, Convertible Preferred Stock and Stockholders' Equity (Deficit)		
Current liabilities		
Accounts payable	$ 28,951	$ 15,086
Accrued liabilities	20,945	14,532
Deferred development compensation	—	156
Deferred revenue	4,635	1,377
Capital lease obligations, current portion	279	290
Reservation payments	30,755	26,048
Total current liabilities	85,565	57,489
Common stock warrant liability	6,088	—
Convertible preferred stock warrant liability	—	1,734
Capital lease obligations, less current portion	496	800
Deferred revenue, less current portion	2,783	1,240
Long-term debt	71,828	—
Other long-term liabilities	12,274	3,459
Total liabilities	179,034	64,722
Commitments and contingencies (Note 14)		
Convertible preferred stock; $0.001 par value; 221,903,982 shares authorized		
Series A convertible preferred stock; 0 and 7,213,000 shares issued and outstanding as of December 31, 2010 and 2009, respectively (Liquidation value: $3,556)	—	3,549
Series B convertible preferred stock; 0 and 17,459,456 shares issued and outstanding as of December 31, 2010 and 2009, respectively (Liquidation value: $12,920)	—	12,899
Series C convertible preferred stock; 0 and 35,242,290 shares issued and outstanding as of December 31, 2010 and 2009, respectively (Liquidation value: $40,000)	—	39,789
Series D convertible preferred stock; 0 and 18,440,449 shares issued and outstanding as of December 31, 2010 and 2009, respectively (Liquidation value: $45,000)	—	44,941
Series E convertible preferred stock; 0 and 102,776,779 shares issued and outstanding as of December 31, 2010 and 2009, respectively (Liquidation value: $258,175)	—	135,669
Series F convertible preferred stock; 0 and 27,785,263 shares issued and outstanding as of December 31, 2010 and 2009, respectively (Liquidation value: $82,500)	—	82,378
Total convertible preferred stock	—	319,225
Stockholders' equity (deficit)		
Common stock; $0.001 par value; 2,000,000,000 and 106,666,667 shares authorized as of December 31, 2010 and 2009, respectively; 94,908,370 and 7,284,200 shares issued and outstanding as of December 31, 2010 and 2009, respectively	95	7
Additional paid-in capital	621,935	7,124
Accumulated deficit	(414,982)	(260,654)
Total stockholders' equity (deficit)	207,048	(253,523)
Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$ 386,082	$ 130,424

The accompanying notes are an integral part of these consolidated financial statements.

Tesla Motors, Inc.

Consolidated Statements of Operations
(in thousands, except share and per share data)

	Year Ended December 31,		
	2010	2009	2008
Revenues			
Automotive sales	$ 97,078	$ 111,943	$ 14,742
Development services	19,666	—	—
Total revenues	116,744	111,943	14,742
Cost of revenues			
Automotive sales	79,982	102,408	15,883
Development services	6,031	—	—
Total cost of revenues	86,013	102,408	15,883
Gross profit (loss)	30,731	9,535	(1,141)
Operating expenses			
Research and development (net of development compensation of $23,249 for the year ended December 31, 2009) (Note 2)	92,996	19,282	53,714
Selling, general and administrative	84,573	42,150	23,649
Total operating expenses	177,569	61,432	77,363
Loss from operations	(146,838)	(51,897)	(78,504)
Interest income	258	159	529
Interest expense	(992)	(2,531)	(3,747)
Other expense, net	(6,583)	(1,445)	(963)
Loss before income taxes	(154,155)	(55,714)	(82,685)
Provision for income taxes	173	26	97
Net loss	$ (154,328)	$ (55,740)	$ (82,782)
Net loss per share of common stock, basic and diluted	$ (3.04)	$ (7.94)	$ (12.46)
Weighted average shares used in computing net loss per share of common stock, basic and diluted	50,718,302	7,021,963	6,646,387

The accompanying notes are an integral part of these consolidated financial statements.

Tesla Motors, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)
(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance as of December 31, 2007	78,355,195	$ 101,178	6,325,229	$ 6	$ 4,280	$(122,132)	$(117,846)
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	675,202	1	455	—	456
Issuance of common stock to consultant	—	—	10,000	0	21	—	21
Stock-based compensation	—	—	—	—	437	—	437
Net loss	—	—	—	—	—	(82,782)	(82,782)
Balance as of December 31, 2008	78,355,195	101,178	7,010,431	7	5,193	(204,914)	(199,714)
Issuance of Series E convertible preferred stock in May 2009 (inclusive of conversion of note payable) at $2.51 per share, net of issuance cost of $556	102,776,779	135,669	—	—	—	—	—
Issuance of Series F convertible preferred stock in August 2009 at $2.97 per share, net of issuance cost of $122	27,785,263	82,378	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	273,769	0	497	—	497
Stock-based compensation	—	—	—	—	1,434	—	1,434
Net loss	—	—	—	—	—	(55,740)	(55,740)
Balance as of December 31, 2009	208,917,237	319,225	7,284,200	7	7,124	(260,654)	(253,523)
Issuance of common stock in July 2010 initial public offering at $17.00 per share, net of issuance costs of $17,497	—	—	11,880,600	12	184,461	—	184,473
Issuance of common stock in July 2010 concurrent private placement at $17.00 per share	—	—	2,941,176	3	49,997	—	50,000
Issuance of common stock in November 2010 private placement at $21.15 per share, net of issuance costs of $42	—	—	1,418,573	1	29,957	—	29,958
Conversion of preferred stock into shares of common stock	(208,917,237)	(319,225)	70,226,844	70	319,155	—	319,225
Issuance of common stock upon net exercise of warrants	—	—	445,047	1	8,662	—	8,663
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	711,930	1	1,349	—	1,350
Tax benefits from employee equity awards	—	—	—	—	74	—	74
Stock-based compensation	—	—	—	—	21,156	—	21,156
Net loss	—	—	—	—	—	(154,328)	(154,328)
Balance as of December 31, 2010	—	$ —	94,908,370	$ 95	$621,935	$(414,982)	$ 207,048

The accompanying notes are an integral part of these consolidated financial statements.

Tesla Motors, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities			
Net loss	$(154,328)	$ (55,740)	$(82,782)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	10,623	6,940	4,157
Change in fair value of warrant liabilities	5,022	1,128	2,800
Gain on extinguishment of convertible notes and warrants	—	(1,468)	(1,245)
Stock-based compensation	21,156	1,434	437
Excess tax benefits from stock-based compensation	(74)	—	—
Loss on abandonment of fixed assets	8	385	—
Inventory write-downs	951	1,353	4,297
Interest on convertible notes	—	2,686	3,692
Changes in operating assets and liabilities			
Accounts receivable	(3,222)	(168)	(3,261)
Inventory	(20,115)	(7,925)	(18,839)
Prepaid expenses and other current assets	(4,977)	(2,042)	750
Operating lease assets	(8,398)	—	—
Other assets	(463)	(445)	12
Accounts payable	(212)	902	8,815
Accrued liabilities	13,345	3,387	2,633
Deferred development compensation	(156)	(10,017)	10,173
Deferred revenue	4,801	(1,456)	4,073
Reservation payments	4,707	(21,971)	10,684
Other long-term liabilities	3,515	2,192	1,192
Net cash used in operating activities	(127,817)	(80,825)	(52,412)
Cash flows from investing activities			
Payments related to acquisition of Fremont manufacturing facility and related assets	(65,210)	—	—
Purchases of property and equipment excluding capital leases	(40,203)	(11,884)	(10,630)
Transfer of restricted cash into our dedicated Department of Energy account	(100,000)	—	—
Withdrawals out of our dedicated Department of Energy account	26,403	—	—
Increase in other restricted cash	(1,287)	(2,360)	(960)
Net cash used in investing activities	(180,297)	(14,244)	(11,590)
Cash flows from financing activities			
Proceeds from issuance of common stock in initial public offering	188,842	—	—
Proceeds from issuance of common stock in Toyota private placement	50,000	—	—
Proceeds from issuance of common stock in Panasonic private placement	30,000	—	—
Proceeds from issuance of Series F convertible preferred stock, net of issuance costs of $122	—	82,378	—
Proceeds from issuance of Series E convertible preferred stock, net of issuance costs of $556	—	49,444	—
Principal payments on capital leases and other debt	(315)	(322)	(191)
Proceeds from long-term debt and other long-term liabilities	71,828	—	1,000
Proceeds from issuance of convertible notes and warrants	—	25,468	54,782
Proceeds from exercise of stock options	1,350	497	477
Excess tax benefits from stock-based compensation	74	—	—
Common stock and loan facility issuance costs	(3,734)	(2,046)	—
Net cash provided by financing activities	338,045	155,419	56,068
Net increase (decrease) in cash and cash equivalents	29,931	60,350	(7,934)
Cash and cash equivalents at beginning of period	69,627	9,277	17,211
Cash and cash equivalents at end of period	$ 99,558	$ 69,627	$ 9,277
Supplemental Disclosures			
Interest paid	$ 1,138	$ 70	$ 41
Income taxes paid	9	171	—
Supplemental noncash investing and financing activities			
Conversion of preferred stock to common stock	319,225	—	—
Issuance of common stock upon net exercise of warrants	6,962	—	—
Issuance of convertible preferred stock warrant	6,294	—	—
Issuance of common stock warrant	1,701	—	—
Conversion of notes payable to Series E convertible preferred stock	—	86,225	—
Exchange of convertible notes payable	—	19,073	16,751
Exchange of accrued interest for convertible notes payable	—	1,791	1,328
Property and equipment acquired under capital lease	—	183	322

The accompanying notes are an integral part of these consolidated financial statements.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

1. Overview of the Company

Tesla Motors, Inc. (Tesla, we, us or our) was incorporated in the state of Delaware on July 1, 2003. We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components.

Since inception, we have incurred significant losses and have used approximately $330.6 million of cash in operations through December 31, 2010. As of December 31, 2010, we had approximately $99.6 million in cash and cash equivalents. We are currently selling the Tesla Roadster automobile and are developing the Model S sedan. To the extent we do not meet our planned sales volumes or future product releases or our existing cash and cash equivalents balances are insufficient to fund our future activities, we will need to raise additional funds. We cannot be certain that additional financing, if and when needed, will be available at terms satisfactory to us, or at all. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

In January 2010, we entered into a loan agreement with the United States Federal Financing Bank and United States Department of Energy (DOE), pursuant to the Advanced Technology Vehicles Manufacturing Loan Program (ATVM), authorizing the commitment from the DOE to arrange loans for up to $465.0 million. See Note 8 for additional details.

In May 2010, we effected a 1-for-3 reverse stock split of our outstanding common stock, and a proportional adjustment to the existing conversion ratios for each series of preferred stock was made at the time of the effectiveness of the reverse stock split. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratio.

Initial Public Offering and Toyota Concurrent Private Placement

On June 28, 2010, our registration statement on Form S-1 relating to our initial public offering (IPO) was declared effective by the Securities and Exchange Commission (SEC) and our IPO closed on July 2, 2010, at which time we received cash proceeds of $188.8 million from this transaction, net of underwriting discounts and commissions. Additionally, we incurred offering costs of $4.4 million related to the IPO (see Note 9).

Concurrent with the closing of our IPO in July 2010, we closed a private placement transaction for the sale of our common stock to Toyota Motor Corporation (Toyota) pursuant to which we received proceeds of $50.0 million from Toyota (see Note 9).

As a result of the IPO, our convertible preferred stock was automatically converted into common stock and our outstanding warrants, excluding the DOE warrant, were net exercised.

Unadjusted Error in 2009

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009.

In the fourth quarter of 2009, we granted certain stock options for which a portion of the grant was immediately vested. We erroneously accounted for the expense on a straight-line basis over the term of the award, while expense recognition should always be at least commensurate with the number of awards vesting during the period. As a result, selling, general and administrative expenses and net loss for the year ended December 31, 2009 were understated by $2.7 million. The error did not have an effect on the valuation of the stock options. As stock-based compensation expense is a non-cash item, there was no impact on net cash used in operating activities for the year ended December 31, 2009.

To correct this error, we recorded additional stock-based compensation of $2.4 million in the three months ended June 30, 2010. We considered the impact of the error on reported operating expenses and trends in operating results and determined that the impact of the error was not material to previously reported financial information as well as those related to the year ended December 31, 2010.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of Tesla and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying values of our cash and cash equivalents, and deposits approximate their fair value due to their short-term nature. As a basis for determining the fair value of certain of our assets and liabilities, we established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level III) unobservable inputs in which there is little or no market data which requires us to develop our own assumptions. This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Our financial assets that are measured at fair value on a recurring basis consist only of cash equivalents and current restricted cash. Our liabilities that are measured at fair value on a recurring basis consist of our common stock warrant liability, and previously, our convertible preferred stock warrant liability.

All of our cash equivalents and current restricted cash, which are comprised primarily of money market funds, are classified within Level I of the fair value hierarchy because they are valued using quoted market prices or market prices for similar securities. We do not have any Level II instruments, or instruments valued based on other observable inputs. Our common stock warrant liability, and previously our convertible preferred stock warrant liability, is classified within Level III of the fair value hierarchy.

As of December 31, 2010 and 2009, the fair value hierarchy for our financial assets and financial liabilities that are carried at fair value was as follows (in thousands):

	December 31, 2010				December 31, 2009			
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Money market funds	$145,708	$145,708	$—	$ —	$64,420	$64,420	$—	$ —
Common stock warrant liability	6,088	—	—	6,088	—	—	—	—
Convertible preferred stock warrant liability	—	—	—	—	1,734	—	—	1,734

The changes in the fair value of the common stock and convertible preferred stock warrant liabilities were as follows (in thousands):

	2010	2009
Fair value, beginning of period	$ 1,734	$ 2,074
Issuances	6,294	—
Settlements and extinguishments	(6,962)	(1,468)
Change in fair value	5,022	1,128
Fair value, end of period	$ 6,088	$ 1,734

The valuation of the common stock and convertible preferred stock warrants is discussed in Notes 6 and 7.

Revenue Recognition

We recognize revenues from sales of the Tesla Roadster, including vehicle options and accessories, vehicle service and sales of zero emission vehicle (ZEV) credits, and sales of electric vehicle powertrain components. We recognize revenue when: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred and there are no uncertainties regarding customer acceptance; (iii) fees are fixed or determinable; and (iv) collection is reasonably assured.

Automotive Sales

Automotive sales consisted of the following for the periods presented (in thousands):

	2010	2009	2008
Vehicle, options and related sales	$75,459	$111,555	$14,742
Powertrain component and related sales	21,619	388	—
	$97,078	$111,943	$14,742

Automotive sales consist primarily of revenue earned from the sales of the Tesla Roadster, vehicle service, and vehicle options, accessories and destination charges as well as sales of ZEV credits. Automotive sales also consist of revenue earned from the sales of electric vehicle powertrain components, such as battery packs and battery chargers, to other automotive manufacturers. Sales or other amounts collected in advance of meeting all of the revenue recognition criteria are not recognized in the consolidated statements of operations and are instead recorded as deferred revenue on the consolidated balance sheets. Prior to February 2010, we did not provide direct financing for the purchase of the Tesla Roadster although a third-party lender has provided financing arrangements to our customers in the United States. Under these arrangements, we have been paid in full by the customer at the time of purchase.

In regards to the sale of Tesla Roadsters, revenue is generally recognized upon delivery of the vehicle. Concurrent with a purchase order for a Roadster that is manufactured to specification, customers must remit a reservation payment (see Note 5). For vehicles purchased directly from our showrooms, no deposit is required. Approximately three months prior to production of a Tesla Roadster manufactured to specification, the reservation payment becomes nonrefundable when the customer enters into a purchase agreement. In a limited number of circumstances, we may deliver a vehicle to a customer without all of the options ordered by the customer if the options do not limit the functionality of the vehicle. This may happen, for example, in an instance where the customer orders an additional hard top which is not ready at the time the vehicle is delivered. In such cases, we will continue to defer the related revenue based on the undelivered item's fair value, as evidenced by the contractual price of the option in stand-alone transactions.

While sales of vehicle options and accessories may take place separately from a vehicle sale, they are often part of one vehicle sales agreement resulting in multiple element arrangements. We are able to establish the fair value for each of the deliverables within the multiple element arrangements because we sell each of the vehicles, vehicle accessories and options separately, outside of any multiple element arrangements. As each of these items has stand alone value to the customer, revenue from sales of vehicle accessories and options are recognized when those specific items are delivered to the customer. We record revenue for destination charges billed to our customers. Revenue from destination charges totaled $1.0 million, $1.9 million and $0.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. The related costs are recorded in cost of automotive sales.

In February 2010, we began offering a leasing program to qualified customers in the United States for the Tesla Roadster. Through our wholly owned subsidiary, Tesla Motors Leasing, Inc., qualifying customers are permitted to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a pre-determined residual value. We account for these leasing transactions as operating leases and accordingly, we recognize leasing revenues on a straight-line basis over the term of the individual leases and record cost of sales equal to the depreciation of the leased vehicles. As of December 31, 2010, we had deferred revenues of $1.1 million of down payments which will be recognized over the term of the individual leases. Lease revenues are recorded in automotive sales and for the year ended December 31, 2010, we recognized $0.8 million.

Zero Emission Vehicle Credit Sales

California and certain other states have laws in place requiring vehicle manufacturers to ensure that a portion of the vehicles delivered for sale in that state during each model year are zero emission vehicles. These laws provide that a manufacturer of zero emission vehicles may earn credits, referred to as ZEV credits, and may sell excess credits to other manufacturers who apply such credits to comply with these regulatory requirements. As a manufacturer solely of zero emission vehicles, we have earned ZEV credits on vehicles sold in such states, and we expect to continue to earn these credits in the future. Since our only commercial vehicle is electric, we do not receive any benefit from the generation of ZEV credits, and accordingly look to sell them to other vehicle manufacturers. In order to facilitate the sale of these credits, we enter into contractual agreements with third parties requiring them to purchase our ZEV credits at pre-determined prices. We recognize revenue on the sale of these credits at the time legal title to the credits is transferred to the purchasing party by the governmental agency issuing the credits. Revenue from the sale of ZEV credits totaled $2.8 million, $8.2 million and $3.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Extended Service and Battery Replacement Plans

We provide customers with the opportunity to purchase an extended warranty for the period after the end of our initial New Vehicle Limited Warranty to extend coverage for an additional three years or 36,000 miles, whichever comes first. We refer to this program as our Extended Service Plan. Amounts collected on these sales are initially recorded in deferred revenues on the consolidated balance sheets and recognized in automotive sales over the extended warranty period. Through December 31, 2010, we have deferred $1.2 million related to the Extended Service Plan and have not yet recognized any related revenues.

Additionally, within three months of purchasing a vehicle, we provide customers with a one-time option to replace the battery packs in their vehicles at any time after the expiration of the New Vehicle Limited Warranty but before the tenth anniversary of the purchase date of their vehicles. We refer to this program as our Battery Replacement Plan. Amounts collected on these sales are initially recorded in deferred revenues on the consolidated balance sheets and recognized in automotive sales as we fulfill our obligation to replace the battery packs. Through December 31, 2010, we have deferred $0.9 million related to the Battery Replacement Plan and have not yet recognized any related revenues.

Development Services Revenue

Revenue from development services arrangements consist of revenue earned from the development of electric vehicle powertrain components for other automobile manufacturers, including the design and development of battery packs and chargers to meet a customer's specifications. Beginning in the quarter ended March 31, 2010, we started entering into such contracts with the expectation that our development services would constitute a viable revenue-generating activity. Revenue is recognized as the performance requirements of each development arrangement are met and collection is reasonably assured. Where development arrangements include substantive at-risk milestones, revenue is recognized based upon the achievement of the contractually-defined milestones. Amounts collected in advance of meeting all of the revenue recognition criteria are not recognized in the consolidated statement of operations and are instead recorded as deferred revenue on the consolidated balance sheets. Costs of development services are expensed as incurred. Costs of development services incurred in periods prior to the finalization of an agreement are recorded as research and development expenses; once an agreement is finalized, these costs are recorded in cost of revenues.

Prior to 2010, compensation from the Smart fortwo development arrangement with Daimler AG (Daimler) (see Note 13), was recorded as an offset to research and development expenses. This early arrangement was motivated primarily by the opportunity to engage Daimler and at the same time, jointly progress our own research and development activities with the associated development compensation. All amounts received under the Smart fortwo agreement were recognized as an offset to research and development expenses, as we were performing development activities on behalf of Daimler, were being compensated for the cost of these activities and could not practicably separate the efforts or costs related to these activities from our own research and development.

Freestanding Stock Warrants

We accounted for freestanding warrants to purchase shares of our convertible preferred stock as liabilities on the consolidated balance sheets at fair value upon issuance. The convertible preferred stock warrants were recorded as a liability because the underlying shares of convertible preferred stock were contingently redeemable which therefore, may have obligated us to transfer assets at some point in the future (see Note 7). The warrants were subject to re-measurement to fair value at each balance sheet date and any change in fair value was recognized in other expense, net, on the consolidated statements of operations. For our Series C and other Series E convertible preferred stock warrants, excluding the DOE warrant, we adjusted the liability for changes in fair value through the completion of our IPO on July 2, 2010. At that time, the convertible preferred stock warrants were net exercised and the related liability was reclassified to additional paid-in capital. For the Series E convertible preferred stock warrants issued to the DOE (see Note 8), we adjust the liability for changes in fair value until the earlier of vesting or expiration of the warrants. Upon the completion of our IPO, the DOE warrant converted into a warrant to purchase our common stock and the related liability will continue to be adjusted for changes in fair value until the earlier of vesting or expiration of the warrants. If the warrants are exercised, the warrant liability will be reclassified to common stock or additional paid-in capital, as applicable.

Cash and Cash Equivalents

All highly liquid investments with an original or remaining maturity of three months or less at the date of purchase are considered to be cash equivalents. We currently deposit excess cash primarily in money market funds.

Restricted Cash and Deposits

We maintain certain cash amounts restricted as to withdrawal or use. We maintained total restricted cash of approximately $78.5 million and $3.6 million as of December 31, 2010 and 2009, respectively. As of December 31, 2010, current restricted cash was comprised primarily of $73.6 million of net proceeds from the IPO and the concurrent Toyota private placement that we were required to set aside to fund a separate, dedicated account as required under our DOE loan facility (see Note 8) partially offset by authorized transfers out of the dedicated account into our cash and cash equivalents during the year. Noncurrent restricted cash was comprised primarily of security held by a vendor as part of the vendor's standard credit policies, security deposits related to lease agreements and equipment financing, and certain refundable reservation payments segregated in accordance with state consumer protection regulations.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily include amounts related to sales of powertrain components and the performance of powertrain development services. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we provide an allowance against amounts receivable to reduce the net recognized receivable to the amount we reasonably believes will be collected. As of December 31, 2010 and 2009, we determined that no allowance for doubtful accounts was required. We typically do not carry accounts receivable related to our vehicle and related sales as customer payments are due prior to vehicle delivery.

Concentration of Risk

Financial instruments that potentially subject us to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. Our cash and cash equivalents are primarily invested in money market funds with high credit quality financial institutions in the United States. At times, these deposits and securities may be in excess of insured limits. To date, we have not experienced any losses on our deposits of cash and cash equivalents. During the year ended December 31, 2010, our accounts receivable were derived primarily from sales of powertrain components and the performance of powertrain development services to Daimler and to Toyota (see Note 13). Accounts receivable balances from Daimler and Toyota represented 51% and 42% as of December 31, 2010, and 82% and 0% as of December 31, 2009 of total accounts receivable, respectively. We perform credit evaluations of our customers' financial condition and, generally, require no collateral.

A number of components that meet our manufacturing requirements are available only from single source suppliers. For example, Lotus is the only manufacturer for certain components, such as the chassis of our Tesla Roadster. In other instances, although there may be multiple suppliers available, many of the components used in our vehicles are purchased by us from a single source. If these single source suppliers fail to satisfy our requirements on a timely basis at competitive prices, we could suffer manufacturing delays, a possible loss of revenues, or incur higher cost of sales, any of which could adversely affect our operating results.

Inventories and Inventory Valuation

Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. We record inventory write-downs based on reviews for excess and obsolescence determined primarily by future demand forecasts. We also adjust the carrying value of our inventories when we believe that the net realizable value is less than the carrying value. These write-downs are measured as the difference between the cost of the inventory, including estimated costs to complete, and estimated selling prices. Once inventory is written down, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Adverse Purchase Commitments

To the extent future inventory purchases under non-cancellable purchase orders are for excess or obsolete parts or the related inventory is deemed to be in excess of its net realizable value, we record a provision for adverse purchase commitments. Charges are recorded as a component of cost of sales. We did not record significant charges during the year ended December 31, 2010. During the year ended December 31, 2009, we recorded charges of $0.4 million to cost of sales. During the year ended December 31, 2008, we recorded charges of $1.0 million to research and development expenses and $0.4 million to cost of sales.

Property, Plant and Equipment

Property, plant and equipment are recognized at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Computer equipment and software	3 years
Office furniture and equipment	3 to 7 years
Tooling	3 to 5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the related lease. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repair expenditures are expensed as incurred, while major improvements that increase functionality of the asset are capitalized and depreciated ratably to expense over the identified useful life. Land is not depreciated.

In October 2010, we completed the purchase of our Fremont, California facility and certain manufacturing assets and spare parts located thereon. As these assets are not yet ready for their intended use, they are classified within construction in progress and the depreciation has not yet commenced (see Note 4).

Operating Lease Vehicles

Vehicles that are leased as part of our leasing program, are classified as operating lease vehicles. Operating lease vehicles are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the term of operating leases of three years. The total cost of operating lease vehicles recorded in the consolidated balance sheet as of December 31, 2010 was $8.4 million. Accumulated depreciation related to leased vehicles was $0.4 million as of December 31, 2010.

Intangible Assets

Intangible assets with finite useful lives are amortized over their estimated useful lives. As of December 31, 2010, intangible assets are comprised of emission credits (see Note 4).

Long-lived Assets

We evaluate our long-lived assets, including intangible assets, for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's estimated fair value. As of December 31, 2010, we have not recorded any impairment losses on our long-lived assets.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist primarily of payroll, benefits and stock-based compensation of those employees engaged in research, design and development activities, costs related to design tools, license expenses related to intellectual property, supplies and services, depreciation and other occupancy costs. Also included in research and development are development services costs incurred, if any, prior to the finalization of agreements with our development services customers as reaching a final agreement and revenue recognition is not assured. Development services costs incurred after the finalization of an agreement are recorded in cost of revenues.

Advertising and Promotion Costs

Advertising and sales promotion costs are expensed as incurred. During the years ended December 31, 2010, 2009 and 2008, advertising, promotion and related marketing expenses were $3.1 million, $1.7 million and $0.7 million, respectively.

Income Taxes

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

We record liabilities related to uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

Stock-based Compensation

We recognize compensation expense for costs related to all share-based payments, including stock options. The fair value of share-based payment awards are estimated on the grant date using an option pricing model. Stock-based compensation expense is recognized on a straight-line basis over the service period, net of estimated forfeitures.

We have elected to use the "with and without" approach in determining the order in which tax attributes are utilized. As a result, we will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to us have been utilized. In addition, we have elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research tax credit, through our statement of operations.

We account for equity instruments issued to non-employees based on the fair value of the awards. The fair value of the awards granted to non-employees is re-measured as the awards vest and the resulting change in fair value, if any, is recognized in the consolidated statements of operations during the period the related services are rendered.

For performance-based awards, stock-based compensation expense is recognized over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable.

Foreign Currency Remeasurement and Transactions

For each of our foreign subsidiaries, the functional currency is the U.S. Dollar. For these foreign subsidiaries, monetary assets and liabilities denominated in non-U.S. currencies are re-measured to U.S. Dollars using current exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in non-U.S. currencies are maintained at historical U.S. Dollar exchange rates. Revenues and expenses are re-measured at average U.S. Dollar monthly rates.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Transaction gains and losses are recognized in other expense, net in the consolidated statements of operations and have not been significant for any periods presented.

Comprehensive Loss

Comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources. Through December 31, 2010, there are no components of comprehensive loss which are not included in net loss; therefore, a separate statement of comprehensive loss has not been presented. We do not have any foreign currency translation adjustments as a component of other comprehensive loss through December 31, 2010, as the functional currency of all our foreign subsidiaries is the U.S. Dollar.

Warranties

We began recording warranty reserves with the commencement of Tesla Roadster sales in 2008. Initially, Tesla Roadsters were sold with a warranty of four years or 50,000 miles. More recently, Tesla Roadsters have been sold with a warranty of three years or 36,000 miles. Accrued warranty activity consisted of the following for the periods presented (in thousands):

	2010	2009
Accrued warranty—beginning of period	$ 3,757	$ 858
Warranty costs incurred	(2,231)	(1,508)
Provision for warranty	3,891	4,407
Accrued warranty—end of period	$ 5,417	$ 3,757

We provide a warranty on all vehicle and production powertrain component sales, and we accrue warranty reserves at the time a vehicle is delivered to a customer. Warranty reserves include management's best estimate of the projected costs to repair or to replace any items under warranty, based on actual warranty experience as it becomes available and other known factors that may impact our evaluation of historical data. We review our reserves at least quarterly to ensure that our accruals are adequate in meeting expected future warranty obligations, and we will adjust our estimates as needed. Warranty expense is recorded as a component of cost of revenues in the consolidated statements of operations. The portion of the warranty provision which is expected to be incurred within 12 months from the balance sheet date is classified as current, while the remaining amount is classified as long-term liabilities.

Environmental Liabilities

We are subject to federal and state laws and regulations for the protection of the environment, including those related to the discharge of hazardous materials and remediation of contaminated sites. In October 2010, we completed the purchase of our Fremont, California manufacturing facility from New United Motor Manufacturing, Inc. (NUMMI). NUMMI has previously identified environmental conditions at the Fremont site which affect soil and groundwater. As the owner of the Fremont site, we may be responsible for the entire investigation and remediation of any environmental contamination at the Fremont site, whether it occurred before or after the date we purchased the property. Upon the completion of the purchase in October 2010, we recorded the estimated fair value of the environmental liabilities that we assumed to be $5.3 million. The fair value of these liabilities was determined based on an expected value analysis of the related potential costs to investigate, remediate and manage various environmental conditions that were identified as part of NUMMI's facility decommissioning activities as well as our own diligence efforts. Estimated potential costs are not discounted to present value as the timing of payments cannot be reasonably estimated.

Net Loss per Share of Common Stock

Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The weighted-average number of shares of common stock used to calculate our basic net loss per share of common stock excludes those shares subject to repurchase related to stock options that were exercised prior to vesting as these shares are not deemed to be issued for accounting purposes until they vest. The diluted net loss per share of common stock is computed by dividing the net loss using the weighted-average number of common shares, excluding common stock subject to repurchase, and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of common stock subject to repurchase and stock options to purchase common stock and warrants to purchase convertible preferred stock (using the treasury stock method) and the conversion of our convertible preferred stock and convertible notes payable (using the if-converted method).

The following table presents the potential common shares outstanding that were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	2010	2009	2008
Convertible preferred stock	—	70,226,844	26,706,184
Stock options to purchase common stock	13,804,788	11,640,700	2,929,090
Common stock subject to repurchase	2,669	46,421	92,449
Common stock warrant	3,090,111	—	—
Convertible preferred stock warrants	—	516,506	1,830,352
Convertible notes payable	—	—	13,575,287

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued an accounting standard update which requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. The guidance is effective beginning January 1, 2011 with early application permitted. We do not expect the adoption of the guidance to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level I and Level II fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation of fair value measurements using Level III inputs, a reporting entity will be required to disclose information about purchases, sales, issuances and settlements on a gross rather than on a net basis. The updated guidance will also require fair value disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring Level II and Level III fair value measurements. The updated guidance is effective for interim or annual reporting periods beginning after December 15, 2009, except for the disclosures regarding the reconciliation of Level III fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this updated guidance did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued an accounting standard update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The guidance is effective on a prospective basis for milestones achieved in fiscal years and interim periods within those fiscal years, beginning on or after June 15, 2010. Early adoption is permitted. We do not expect the adoption of the guidance to have a material impact on our consolidated financial statements.

3. Balance Sheet Components

As of December 31, 2010 and 2009, our inventory consisted of the following components (in thousands):

	December 31,	
	2010	2009
Inventory		
Raw material	$15,936	$10,001
Work in process	4,538	3,403
Finished goods	20,125	7,038
Service	4,583	2,780
	$45,182	$23,222

We write down inventory as a result of excess and obsolete inventories and when we believe that the net realizable value of inventories is less than the carrying value. During the years ended December 31, 2010 and 2009, we recorded write-downs of $1.0 million and $1.4 million, respectively, in cost of automotive sales. During the year ended December 31, 2008, we recorded write-downs of $3.7 million in research and development expenses and $0.6 million in cost of automotive sales.

As of December 31, 2010 and 2009, our property, plant and equipment consisted of the following components (in thousands):

	December 31,	
	2010	2009
Property, Plant and Equipment, net		
Computer equipment and software	$ 8,864	$ 5,376
Office furniture, machinery and equipment	12,551	7,935
Tooling	15,913	15,010
Leasehold improvements	13,993	5,325
Land	26,391	—
Construction in progress	58,917	2,619
	136,629	36,265
Less: Accumulated depreciation and amortization	(21,993)	(12,730)
	$114,636	$ 23,535

As of December 31, 2010, land of $26.4 million, as well as construction in progress of $30.3 million related to building, site improvements, manufacturing assets and spare parts, were purchased as part of our facility in Fremont, California (see Note 4). Capitalized interest on construction in progress is included in property, plant and equipment. During the year ended December 31, 2010, we capitalized $0.8 million of interest expense to construction in progress.

Depreciation and amortization expense during the years ended December 31, 2010, 2009 and 2008, was $10.0 million, $6.9 million and $4.2 million, respectively. Total property and equipment assets under capital lease at December 31, 2010 and 2009, were $0.4 million and $0.6 million, respectively. Accumulated depreciation related to assets under capital lease as of these dates were $0.2 million and $0.1 million, respectively.

As of December 31, 2010 and 2009, our other assets consisted of the following (in thousands):

	December 31,	
	2010	2009
Other Assets		
Loan facility issuance costs, net	$ 7,053	$ 709
Common stock issuance costs	—	1,337
Emission credits	14,508	—
Others	1,169	704
	$22,730	$2,750

As of December 31, 2010 and 2009, our accrued liabilities consisted of the following (in thousands):

	December 31,	
	2010	2009
Accrued Liabilities		
Payroll and related costs	$ 6,516	$ 2,192
Accrued purchases	10,030	9,920
Taxes payable	2,674	452
Accrued warranty	1,725	1,445
Adverse purchase commitments	—	523
	$20,945	$14,532

As of December 31, 2010 and 2009, our other long-term liabilities consisted of the following (in thousands):

	December 31,	
	2010	2009
Other Long-Term Liabilities		
Accrued warranty, long-term	$ 3,692	$2,312
Deferred rent liability	2,919	1,147
Environmental liabilities	5,300	—
Other	363	—
	$12,274	$3,459

4. Purchase of Fremont Facility and Assets

Fremont Facility

In May 2010, we entered into an agreement to purchase an existing automobile production facility located in Fremont, California from New United Motor Manufacturing, Inc. (NUMMI), which is a joint venture between Toyota, and Motors Liquidation Company, the owner of selected assets of General Motors. In October 2010, we completed the purchase and received title to the facility and land. The total cash paid was $42.0 million. The purchase totals 210 acres, or approximately 55% of the land at the site, and includes all of the manufacturing facilities located thereon. In October 2010, we and NUMMI amended the facility purchase agreement to include the transfer to us of certain operating permits, or emission credits, for additional consideration of $6.5 million. We completed the transfer of these permits in October 2010. We intend to use the facility and manufacturing assets for the production of our planned Model S vehicle and to build our future vehicles.

NUMMI has previously identified environmental conditions at the Fremont site which affect soil and groundwater, and is currently undertaking efforts to address these conditions. Although we have been advised by NUMMI that it has documented and managed the environmental issues, we cannot determine with certainty the total potential costs to remediate pre-existing contamination. Based on management's best estimate, we estimated the fair value of the environmental liabilities that we assumed to be $5.3 million. The fair value of these liabilities was determined based on an expected value analysis of the related potential costs to investigate, remediate and manage various environmental conditions that were identified as part of NUMMI's facility decommissioning activities as well as our own diligence efforts. As NUMMI continues with its decommissioning activities and we continue with our planned construction and operating activities, it is reasonably possible that our estimate of environmental liabilities may change materially. We have reached an agreement with NUMMI in terms of how we and NUMMI will take responsibility for any costs related to governmentally-required remediation activities for contamination that existed prior to the completion of the facility and land purchase for any known or unknown environmental conditions (see Note 14).

The purchase consideration for the Fremont facility consisted of cash paid of $48.5 million and liabilities assumed of $5.3 million for an aggregate purchase price of $53.8 million. The aggregate purchase price of $53.8 million was allocated to land, building, site improvements and emission credits based on their relative fair values as the total estimated fair values of these assets were greater than the total purchase price. The following table summarizes the allocation of the purchase price to the tangible and intangible assets purchased as of the date of purchase (in thousands):

Building and site improvements	$13,556
Land	25,736
Emission credits	14,508
	$53,800

Building and site improvements are classified within construction in progress and together with land, are recorded in property, plant and equipment, net, on the consolidated balance sheet. The estimated fair value of land was determined using the market approach. Although the market approach compares the subject asset purchase to similar transactions which would otherwise classify these inputs within Level II of the fair value hierarchy, adjustments we made to comparable sales both qualitatively and quantitatively caused us to classify these inputs within Level III of the fair value hierarchy. The fair value of the building and site improvements were estimated using the cost approach and therefore, the inputs are classified within Level III of the fair value hierarchy. Incremental due diligence costs of $0.7 million related to the purchase of the land have been capitalized to land.

Emission credits are classified as intangible assets and are recorded in other noncurrent assets on the consolidated balance sheet. The estimated fair value of emission credits was determined using market data related to traded emission credits and as such, these inputs are classified within Level I of the fair value hierarchy. The utility of the emission credits are related to the operation of the purchased facility and therefore, will be amortized over the same useful life. As the facility is not yet ready for its intended use, we have not yet commenced the depreciation of the facility or the amortization the emission credits. We currently estimate that building and building improvements, as well as the emission credits, will have an estimated useful life of 25 years.

Manufacturing Assets

In August 2010, we entered into a separate purchase agreement with NUMMI for the purchase of certain manufacturing equipment and spare parts located at the Fremont facility. This purchase agreement was subsequently amended to include additional manufacturing equipment and spare parts. In October 2010, we completed this purchase concurrent with the completion of the facility purchase. The aggregate purchase price for these assets was $16.7 million reflecting the estimated fair value of these assets. As these manufacturing assets and spare parts are not yet ready for their intended use, they are classified within construction in progress and recorded in property, plant and equipment, net, on the consolidated balance sheet. We have not yet commenced the depreciation of these assets. We currently estimate that manufacturing and related assets will have an estimated useful life of 15 years.

5. Reservation Payments

Reservation payments consist of reservation and membership payments that allow potential customers to hold a reservation for the future purchase of a Tesla Roadster or Model S. These amounts are recorded as current liabilities until the vehicle is delivered. For our 2010 model year Tesla Roadsters manufactured to specification, our current purchase agreement requires the payment of an initial nonrefundable deposit which varies based on the country of purchase. For the Model S, we require an initial refundable reservation payment of at least $5,000. For vehicles purchased directly from our showrooms, no deposit is required. Prior to the three months ended June 30, 2010, our reservation policy was to accept refundable reservation payments from all customers who wished to purchase a Tesla Roadster and require full payment of the purchase price of the vehicle at the time the customer selected their vehicle specifications. During the three months ended June 30, 2010, we changed our policy to require nonrefundable deposits for Tesla Roadsters manufactured to specification at the time a customer enters into a purchase agreement. However, we also occasionally accept refundable reservation payments for the Tesla Roadster if a customer is interested in purchasing a vehicle but not yet prepared to select the vehicle specifications. For customers who have placed a refundable reservation payment with us, the reservation payment becomes a nonrefundable deposit once the customer has selected the vehicle specifications and enters into a purchase agreement. We now require full payment of the purchase price of the vehicle only upon delivery of the vehicle to the customer. Amounts received by us as reservation payments are generally not restricted as to their use by us. Upon delivery of the vehicle, the related reservation payments are applied against the customer's total purchase price for the vehicle and recognized in automotive sales as part of the respective vehicle sale.

As of December 31, 2010 and 2009, reservation payments in the amount of $30.8 million and $26.0 million, respectively, were recorded as current liabilities on the consolidated balance sheets. As of December 31, 2010, we held reservation payments for undelivered Tesla Roadsters in an aggregate amount of $2.5 million and reservation payments for Model S sedans in an aggregate amount of $28.3 million. As of December 31, 2009, we held reservation payments for undelivered Tesla Roadsters in an aggregate amount of $8.2 million and reservation payments for Model S sedans in an aggregate amount of $17.9 million. In order to convert the reservation payments into revenue, we will need to sell vehicles to these customers. All reservation payments for the Model S are fully refundable until such time that a customer enters into a purchase agreement.

6. Convertible Preferred Stock

On June 28, 2010, our registration statement on Form S-1 for our IPO was declared effective by the SEC and on July 2, 2010, we closed our IPO. As a result of the IPO, our convertible preferred stock was automatically converted into common stock.

The following table summarizes information related to our convertible preferred stock prior to conversion into common stock:

	Par Value	Share Price at issuance	Authorized	Issued and Outstanding	Liquidation Preference	Proceeds, Net
		(In thousands except share and per share amounts)				
Series A	$0.001	$0.49	7,213,000	7,213,000	$ 3,556	$ 3,549*
Series B	0.001	0.74	17,459,456	17,459,456	12,920	12,899
Series C	0.001	1.14	35,893,172	35,242,290	40,000	39,789
Series D	0.001	2.44	18,440,449	18,440,449	45,000	44,941
Series E	0.001	2.51	112,897,905	102,776,779	258,175	135,669
Series F	0.001	2.97	30,000,000	27,785,263	82,500	82,378
Total			221,903,982	208,917,237	$442,151	$319,225

* Net of $3.9 million conversion of Series A convertible preferred stock to common stock.

Each of our Series A, B, D, E and F convertible preferred stock converted on a 1:0.33 basis into common stock while the Series C convertible preferred stock converted on a 1:0.35 basis.

Dividends

No dividends on the convertible preferred stock have been declared by the Board of Directors from inception through their conversion into common stock.

7. Convertible Preferred Stock Warrants

In March 2006, we issued warrants to purchase 650,882 shares of Series C convertible preferred stock in conjunction with the conversion of previously issued convertible notes payable into Series C convertible preferred stock. The warrants had an exercise price of $1.14 per share and expired on the earlier of March 30, 2011 or an initial public offering. As a result of our IPO which closed on July 2, 2010, these warrants were net exercised for 184,359 shares of common stock. The fair value of these warrants as of July 2, 2010 in the amount of $3.6 million was recorded in equity on the consolidated balance sheet. Through the net exercise of the Series C convertible preferred stock warrants in July 2010, we recognized a charge from the change in the fair value of these warrants during 2010 in the amount of $2.6 million through other expense, net, on the consolidated statement of operations.

As of December 31, 2009, the fair value of warrants to purchase shares of the Series C convertible preferred stock in the amount of $1.0 million was included within the convertible preferred stock warrant liability on the consolidated balance sheet. During the years ended December 31, 2009 and 2008, we recognized charges from the change in the fair value of these warrants in the amounts of $0.7 million and $0.1 million, respectively, through other expense, net, on the consolidated statements of operations.

In February 2008, we issued warrants with our February 2008 convertible notes payable. The warrants allowed for the purchase of shares of either Series D convertible preferred stock at a price of $2.44 per share, which amounted to warrants to purchase 8,246,914 shares of Series D convertible preferred stock, or the securities issuable in a subsequent round of financing at the per share price of such securities.

On December 24, 2008, warrants to purchase 3,439,305 of the shares of Series D convertible preferred stock were extinguished as a result of the election of certain holders of the February 2008 convertible notes to exchange their notes and warrants for December 2008 convertible notes. On the date of the exchange, we recognized a gain in the amount of $1.3 million through other expense, net, in connection with the extinguishment of these warrants.

During the year ended December 31, 2009, warrants to purchase an additional 3,967,152 shares of Series D convertible preferred stock were extinguished as a result of the election of certain remaining holders of the February 2008 convertible notes as part of an exchange of their notes and warrants for December 2008 convertible notes. On the date of the exchange, we recognized a gain in the amount of $1.5 million through other expense, net, in connection with the extinguishment of these warrants.

In May 2009, we completed our Series E financing in which $50.0 million of proceeds was received for the purchase of 19,901,290 shares of Series E convertible preferred stock at a price of $2.51 per share. In connection with this financing, the remaining holders of the February 2008 notes and warrants converted their notes into shares of Series E convertible preferred stock and converted their warrants into warrants to purchase 866,091 shares of Series E convertible preferred stock.

As a result of our IPO which closed on July 2, 2010, these warrants which exclude the DOE warrant (see Note 8), were net exercised for 160,688 shares of common stock. The fair value of these warrants as of July 2, 2010 in the amount of $3.4 million was recorded in equity on the consolidated balance sheet. Through the net exercise of the Series E convertible preferred stock warrants in July 2010, we recognized a charge from the change in the fair value of these warrants during 2010 in the amount of $2.7 million through other expense, net, on the consolidated statement of operations.

As of December 31, 2009, excluding the DOE warrant, the fair value of warrants to purchase 866,091 shares of the Series E convertible preferred stock in the amount of $0.7 million was included within the convertible preferred stock warrant liability on the consolidated balance sheet. During the year ended December 31, 2009, we recognized charges from the change in the fair value of these Series E warrants in the amounts of $0.4 million through other expense, net, on the consolidated statement of operations.

8. Department of Energy Loan Facility

On January 20, 2010, we entered into a loan facility with the Federal Financing Bank (FFB), and the DOE, pursuant to the ATVM Incentive Program (the DOE Loan Facility). Under the DOE Loan Facility, the FFB has made available to us two multi-draw term loan facilities in an aggregate principal amount of up to $465.0 million. Up to an aggregate principal amount of $101.2 million will be made available under the first term loan facility to finance up to 80% of the costs eligible for funding for the powertrain engineering and the build out of a facility to design and manufacture lithium-ion battery packs, electric motors and electric components (the Powertrain Facility). Up to an aggregate principal amount of $363.9 million will be made available under the second term loan facility to finance up to 80% of the costs eligible for funding for the development of, and to build out the manufacturing facility for, our Model S sedan (the Model S Facility). Under the DOE Loan Facility, we are responsible for the remaining 20% of the costs eligible for funding under the ATVM Program for the projects as well as any cost overruns for each project. The costs paid by us to date for the Powertrain Facility and the Model S Facility will be applied towards our obligation to contribute 20% of the eligible project costs, and the DOE's funding of future eligible costs will be adjusted to take this into account. Our obligations for the development of, and the build-out of our manufacturing facility for, the Model S is budgeted to be an aggregate of $33 million or approximately 8.5% of the ongoing budgeted cost, plus any cost overruns for the projects. We have paid for the full 20% of the budgeted costs related to our Powertrain Facility and therefore expect to receive 100% reimbursement from the DOE Loan Facility for ongoing budgeted costs, but will continue to be responsible for cost overruns. On the closing date, we paid a facility fee to the DOE in the amount of $0.5 million. From February through December 2010, we received loans under the DOE Loan Facility for an aggregate of $71.8 million at interest rates ranging from 1.7% to 3.4%. As of December 31, 2010, $393.2 million remained available under the DOE Loan Facility for future draw downs.

Our ability to draw down funds under the DOE Loan Facility is conditioned upon several draw conditions. We are currently in compliance with these draw conditions. For the Powertrain Facility, the draw conditions include our achievement of progress milestones relating to the development of the powertrain manufacturing facility and the successful development of commercial arrangements with third parties for the supply of powertrain components. For the Model S Facility, the draw conditions include our achievement of progress milestones relating to the design and development of the Model S and the planned Model S manufacturing facility. Certain advances will be subject to additional conditions to draw-down related to the site on which the applicable project is located. Additionally, the DOE Loan Facility provides for the ability to update milestones should a reasonable need arise.

Advances under the DOE Loan Facility accrue interest at a per annum rate determined by the Secretary of the Treasury as of the date of the advance and will be based on the Treasury yield curve and the scheduled principal installments for such advance. Interest on advances under the DOE Loan Facility is payable quarterly in arrears. Advances under the Powertrain Facility are repayable in 28 equal quarterly installments commencing on December 15, 2012 (or for advances made after such date, in 26 equal quarterly installments commencing on June 15, 2013). All outstanding amounts under the Powertrain Facility will be due and payable on the maturity date of September 15, 2019. Advances under the Model S Facility are repayable in 40 equal quarterly installments commencing on December 15, 2012 (or for advances made after such date, in 38 equal quarterly installments commencing on June 15, 2013). All outstanding amounts under the Model S Facility will be due and payable on the maturity date of September 15, 2022. Advances under the loan facilities may be voluntarily prepaid at any time at a price determined based on interest rates at the time of prepayment for loans made from the Secretary of the Treasury to FFB for obligations with an identical payment schedule to the advance being prepaid, which could result in the advance being prepaid at a discount, at par or at a premium. The loan facilities are subject to mandatory prepayment with net cash proceeds received from certain dispositions, loss events with respect to property and other extraordinary receipts. All obligations under the DOE Loan Facility are secured by substantially all of our property.

Under the DOE Loan Facility, we have committed to pay all costs and expenses incurred to complete the projects being financed in excess of amounts funded under the loan facility. We will be required to maintain, at all times, available cash and cash equivalents of at least 105% of the amounts required to fund this excess over our financing commitment, after taking into account current cash flows and cash on hand, and reasonable projections of future generation of net cash from operations, losses and expenditures. Loans may be requested under the facilities until January 22, 2013, and we have committed to complete the projects being financed prior to such date.

The DOE Loan Facility documents contain customary covenants that include, among others, a requirement that the projects be conducted in accordance with the business plan for such project, compliance with all requirements of the ATVM Program, and limitations on our and our subsidiaries' ability to incur indebtedness, incur liens, make investments or loans, enter into mergers or acquisitions, dispose of assets, pay dividends or make distributions on capital stock, pay indebtedness, pay management, advisory or similar fees to affiliates, enter into certain affiliate transactions, enter into new lines of business, and enter into certain restrictive agreements, in each case subject to customary exceptions. The DOE Loan Facility documents also contain customary financial covenants requiring us to maintain a minimum ratio of current assets to current liabilities, and (i) through December 15, 2012, a minimum cash balance, and (ii) after December 15, 2012, a maximum leverage ratio, a minimum interest coverage ratio, a minimum fixed charge coverage ratio, a limit on capital expenditures and, after March 31, 2014, a maximum ratio of total liabilities to shareholder equity. We are currently in compliance with these financial covenants.

The DOE Loan Facility documents also contain customary events of default, subject in some cases to customary cure periods for certain defaults. In addition, events of default include a failure of Elon Musk, our Chief Executive Officer, Product Architect and Chairman, and certain of his affiliates, at any time prior to one year after we complete the project relating to the Model S Facility, to own at least 65% of capital stock held by Mr. Musk and such affiliates as of the date of the DOE Loan Facility.

Under the DOE Loan Facility, we are required to fund a debt service reserve account on or before December 31, 2012, in an amount equal to all principal and interest that will come due on the advances on the next two payment dates. Once we have deposited such two payments, we will not be required to further fund such debt service reserve account. We have also agreed that, in connection with the sale of our common stock in an initial public offering, at least 75% of the net offering proceeds will be received by us and, in connection with the sale of our stock in any other follow-on equity offering, at least 50% of the net offering proceeds will be received by us. Offering proceeds may not be used to pay bonuses or other compensation to officers, directors, employees or consultants in excess of the amounts contemplated by our business plan approved by the DOE.

In addition to our obligation to fund a portion of the project costs as described above, we have agreed to set aside 50% of the net proceeds from our initial public offering and any subsequent offerings of stock occurring before the completion of the projects, up to an aggregate of $100 million, to fund a separate, dedicated account under our DOE Loan Facility. This dedicated account can be used by us to fund any cost overruns for our powertrain and Model S manufacturing facility projects and will also be used as a mechanism to defer advances under the DOE Loan Facility. This will not affect our ability to draw down the full amount of the DOE loans, but will require us to use the dedicated account to fund certain project costs up front, which costs may then be reimbursed by loans under the DOE Loan Facility once the dedicated account is depleted, or as part of the final advance for the applicable project. We will be required to deposit a portion of these reimbursements into the dedicated account, in an amount equal to up to 30% of the remaining project costs for the applicable project, and these amounts may similarly be used by us to fund project costs and cost overruns and will similarly be eligible for reimbursement by the draw-down of additional loans under the DOE Loan Facility once used in full, or as part of the final advance for the applicable project. Upon the completion of our IPO and concurrent Toyota private placement in July 2010, we set aside $100.0 million to fund the dedicated account. Through December 31, 2010, we transferred $26.4 million from the dedicated account to our operating cash accounts in accordance with the provisions of the DOE Loan Facility. As of December 31, 2010, $73.6 million remained in the dedicated account. As we expect to transfer the remainder of this balance within one year, we have classified such cash as current restricted cash on the consolidated balance sheet.

DOE Warrant

In connection with the closing of the DOE Loan Facility, we have also issued a warrant to the DOE to purchase up to 9,255,035 shares of our Series E convertible preferred stock at an exercise price of $2.51 per share. Upon the completion of our IPO which occurred on July 2, 2010, this preferred stock warrant became a warrant to purchase up to 3,090,111 shares of common stock at an exercise price of $7.54 per share. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will vest and become exercisable in quarterly amounts depending on the average outstanding balance of the loan during the prior quarter. The warrant may be exercised until December 15, 2023. If we prepay the DOE Loan Facility in part or in full, the total amount of shares exercisable under the warrant will be reduced.

Since the number of shares ultimately issuable under the warrants will vary depending on the average outstanding balance of the loan during the contractual vesting period, and decisions to prepay would be influenced by our future stock price as well as the interest rates on our loans in relation to market interest rates, we measured the fair value of the warrant using a Monte Carlo simulation approach. The Monte Carlo approach simulates and captures the optimal decisions to be made between prepaying the DOE loan and the cancellation of the DOE warrant. For the purposes of the simulation, the optimal decision represents the scenario with the lowest economic cost to us. The total warrant value would then be calculated as the average warrant payoff across all simulated paths discounted to our valuation date. The prepayment feature which allows us to prepay the DOE Loan Facility and consequently, affect the number of shares ultimately issuable under the DOE warrant, was determined to represent an embedded derivative. This embedded derivative is inherently valued and accounted for as part of the warrant liability on our consolidated balance sheets. Changes to the fair value of the embedded derivative are reflected as part of the warrant liability re-measurement to fair value at each balance sheet reporting date.

The warrant is recorded at its estimated fair value with changes in its fair value reflected in other expense, net, until its expiration or vesting. The fair value of the warrant at issuance was $6.3 million, and along with the DOE Loan Facility fee of $0.5 million and other debt issuance costs of $0.9 million, represents a cost of closing the loan facility and is being amortized to interest expense over the expected term of the DOE Loan Facility of approximately 13 years. During the year ended December 31, 2010, we amortized $0.6 million to interest expense.

Prior to completion of our IPO, the fair value of the DOE warrant was included within the convertible preferred stock warrant liability on the consolidated balance sheet. Upon the completion of our IPO on July 2, 2010, this warrant was reclassified on our consolidated balance sheet from convertible preferred stock warrant liability to common stock warrant liability. The DOE warrant will continue to be recorded at its estimated fair value with changes in the fair value reflected in other expense, net, as the number of common stock ultimately issuable under the warrant is variable until its expiration or vesting. As of December 31, 2010, the fair value of the DOE warrant was $6.1 million. During the year ended December 31, 2010, we recognized income from the change in the fair value of the DOE warrant in the amount of $0.2 million through other expense, net, on the consolidated statement of operations.

9. Common Stock

As of December 31, 2009, we were authorized to issue 313,006,077 shares of capital stock with a par value of $0.001 per share. The authorized shares consisted of 100,000,000 shares of common stock and 213,006,077 shares of convertible preferred stock. In January 2010, we increased the number of authorized shares of our common stock from 100,000,000 to 106,666,667 shares and the number of authorized shares of our authorized preferred stock from 213,006,077 to 221,903,982 shares.

On June 28, 2010, our registration statement on Form S-1 for our IPO was declared effective by the SEC. As a result, the number of authorized shares of our common stock increased from 106,666,667 to 2,000,000,000 shares.

Initial Public Offering and Toyota Concurrent Private Placement

On June 28, 2010, our registration statement on Form S-1 for our IPO was declared effective by the SEC. The IPO closed on July 2, 2010, at which time we sold 11,880,600 shares of our common stock and received cash proceeds of $188.8 million from this transaction, net of underwriting discounts and commissions. Additionally, we incurred offering costs of $4.4 million related to the IPO. An additional 3,414,400 shares of common stock were sold by existing stockholders from which we did not receive any proceeds. Costs associated with the sale of common stock by existing stockholders were not incurred by us.

Concurrent with the closing of our IPO, we sold 2,941,176 shares of our common stock to Toyota at a price per share equal to the IPO price, in a private placement transaction pursuant to which we received proceeds of $50.0 million.

The net proceeds from our IPO as well as the Toyota private placement, have been recorded in stockholders' equity. Offering costs of $4.4 million have been reclassified from other noncurrent assets and offset against additional paid-in capital in stockholders' equity.

Panasonic Private Placement

In November 2010, we entered into a common stock purchase agreement with an entity affiliated with Panasonic Corporation (Panasonic) pursuant to which we issued and sold an aggregate of 1,418,573 shares of our common stock at a price of $21.15 per share, which was the average of the trading highs and lows of our common stock from October 25 to October 29, 2010. Upon completion of the private placement transaction on November 2, we received aggregate proceeds of $30.0 million. Concurrently with the sale and issuance of the shares to Panasonic, we amended our investors' rights agreement as of November 2, 2010 to grant Panasonic registration rights on a pari passu basis with certain other holders of registration rights with respect to the shares of common stock purchased in the private placement.

Early Exercise of Employee Options

Stock options granted under our stock option plan on or prior to October 29, 2008 provide employee option holders the right to exercise unvested options in exchange for shares of restricted common stock. Unvested shares, in the amounts of 2,669 and 46,421 as of December 31, 2010 and 2009, respectively, were subject to a repurchase right held by us at the original issuance price in the event the optionees' employment is terminated either voluntarily or involuntarily. For exercises of employee options, this repurchase right generally lapses as to 1/4th of the shares subject to the option on the first anniversary of the vesting start date and as to 1/48th of the shares monthly thereafter. Due to the administrative burden and cost, we abandoned the practice of granting options with a right to early exercise. To date, we have always exercised our right to repurchase unvested restricted shares upon the termination of an employee.

These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. The restricted shares issued upon early exercise of stock options are legally issued and outstanding. However, these restricted shares are only deemed outstanding for basic earnings per share computation purposes upon the respective repurchase rights lapsing. We treat cash received from employees for the exercise of unvested options as a refundable deposit shown as a liability in our consolidated balance sheets. As of December 31, 2010 and 2009, these amounts are not significant.

Stockholder Settlement

During the three months ended March 31, 2010, three of our stockholders who are affiliated with one of our Board members asserted a claim regarding the conversion of such stockholders' convertible promissory notes into shares of our Series E convertible preferred stock at the time of our Series E preferred stock financing in May 2009. In May 2010, we entered into a settlement agreement with these stockholders and pursuant to the terms of the settlement agreement, we issued warrants to such stockholders which, upon the closing of our IPO in July 2010, were automatically net exercised for an aggregate of 100,000 shares of our common stock. During the three months ended June 30, 2010, the fair value of these warrants in the amount of $1.7 million was recorded in equity on the consolidated balance sheet based on a Black-Scholes valuation. In conjunction with the settlement of our liability to issue such warrants, we recognized a charge of $1.1 million during the year ended December 31, 2010, through other expense, net, on the consolidated statement of operations.

10. Equity Incentive Plans

In July 2003, we adopted the 2003 Equity Incentive Plan. Concurrent with the effectiveness of our registration statement on Form S-1 on June 28, 2010 (see Note 9), we adopted the 2010 Equity Incentive Plan (the Plan) and all remaining common shares reserved for future grant or issuance under the 2003 Equity Incentive Plan were added to the 2010 Equity Incentive Plan. The Plan provides for the granting of stock options and stock purchase rights to employees, directors and consultants of Tesla. Options granted under the Plan may be either incentive options or nonqualified stock options. Incentive stock options may be granted only to our employees including officers and directors. Nonqualified stock options and stock purchase rights may be granted to our employees and consultants. As of December 31, 2010, there were 9,407,975 shares of common stock reserved for issuance under the Plan.

The following table summarizes option activity under the Plan:

	Outstanding Options		
	Shares Available for Grant	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2007	741,359	4,279,646	$ 1.23
Repurchased restricted stock	125,082	—	0.67
Granted	(1,445,756)	1,445,756	2.70
Exercised	—	(733,604)	0.37
Canceled	2,129,374	(2,129,374)	1.64
Balance, December 31, 2008	1,550,059	2,862,424	1.88
Additional options reserved	8,366,666	—	—
Repurchased restricted stock	4,836	—	0.90
Granted	(10,275,974)	10,275,974	5.98
Exercised	—	(195,264)	1.19
Canceled	1,369,100	(1,369,100)	2.70
Balance, December 31,2009	1,014,687	11,574,034	5.44
Additional options reserved	11,269,286	—	—
Repurchased restricted stock	9,170	—	0.90
Granted	(3,328,705)	3,328,705	17.96
Exercised	—	(721,080)	1.84
Canceled	443,537	(443,537)	6.61
Balance, December 31, 2010	9,407,975	13,738,122	8.62

In addition to stock options issued from the Plan, as of December 31, 2010, 2009 and 2008, were 66,666 stock options that we had previously granted to non-employees outside of the Plan. These non-employee options outstanding had a weighted average exercise price of $1.80 as of each year end.

Additional information regarding all stock options outstanding and exercisable as of December 31, 2010 is summarized below:

	Options Outstanding			Options Exercisable		
Range of Exercise Price	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
$0.15 - $2.10	517,493	$ 1.31		463,216	$ 1.23	
$2.70 - $2.70	1,568,473	2.70		772,729	2.70	
$2.94 - $6.15	549,642	4.99		180,599	4.80	
$6.63 - $6.63	7,943,740	6.63		2,050,354	6.63	
$9.96 - $13.23	627,112	11.24		18,245	11.10	
$14.17 - $14.17	1,090,915	14.17		14,987	14.17	
$20.24 - $20.24	216,614	20.24		3,084	20.24	
$20.72 - $20.72	564,752	20.72		4,446	20.72	
$24.98 - $24.98	455,580	24.98		369	24.98	
$30.55 - $30.55	270,467	30.55		1,250	30.55	
	13,804,788	8.59	6.06	3,506,279	5.05	5.19

Additional information regarding all stock options outstanding and exercisable as of December 31, 2009 is summarized below:

	Options Outstanding			Options Exercisable		
Range of Exercise Price	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
$0.15—$6.63	11,640,700	$5.42	6.16	2,184,200	$3.72	5.22

The aggregate intrinsic value represents the total pretax intrinsic value (i.e., the difference between our common stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options. The aggregate intrinsic value of options outstanding as of December 31, 2010 and 2009 was $250.1 million and $13.8 million, respectively. The intrinsic value of options exercisable was $75.7 million and $6.1 million, and the intrinsic value of options vested and expected to vest was $203.0 million and $12.3 million as of December 31, 2010 and 2009, respectively. The total intrinsic value of options exercised was $10.0 million and $0.6 million for the years ended December 31, 2010 and 2009, respectively.

Fair Value Adoption

We adopted the fair value method on January 1, 2006 in recognizing stock-based compensation expense. Under the fair value method, we estimated the fair value of each option award on the grant date using the Black-Scholes option pricing model and the weighted average assumptions noted in the following table.

	2010	2009	2008
Risk-free interest rate	2.0%	2.2%	2.2%
Expected term (in years)	5.3	4.6	4.6
Expected volatility	71%	64%	53%
Dividend yield	0%	0%	0%

The weighted-average grant-date fair value for option awards granted during the years ended December 31, 2010, 2009 and 2008, was $10.99, $3.00 and $0.68 per share, respectively.

The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors as there was no public market for our common stock. The Board of Directors has determined fair value of the common stock at the time of each grant of options by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock, and trends in the broader automobile industry. We have not granted stock options with an exercise price that is less than the fair value of the underlying common stock as determined at the time of grant by our Board of Directors, with input from management. The fair market value of the underlying common stock was determined by the Board of Directors until the completion of our IPO when our common stock was listed on an established stock exchange.

Information regarding our stock option grants during 2008, 2009 and the six months prior to the completion of our IPO, including the grant date; the number of stock options issued with each grant; and the exercise price, which equals the grant date fair value of the underlying common stock for each grant of stock options, is summarized as follows:

Grant Date	Number of Options Granted	Exercise Price and Fair Value per Share of Common Stock
June 4, 2008	762,137	$ 2.70
July 8, 2008	278,308	2.70
September 3, 2008	200,155	2.70
October 29, 2008	205,156	2.70
March 2, 2009	214,813	2.70
April 13, 2009	1,005,837	2.70
April 22, 2009	105,184	2.70
August 4, 2009	323,063	2.94
October 21,2009	590,638	6.15
December 4, 2009	7,977,444	6.63
December 16, 2009	58,995	6.63
March 3, 2010	402,660	9.96
April 28, 2010	256,320	13.23
June 12, 2010	1,135,710	14.17

Included in our December 4, 2009 stock option grants were 6,711,972 stock options granted to our Chief Executive Officer in two separate grants. In recognition of his and our company's achievements and to create incentives for future success, our Board of Directors approved an option grant to our Chief Executive Officer representing 4% of our fully-diluted share base prior to such grant as of December 4, 2009, or 3,355,986 stock options, with 1/4th of the shares vesting immediately, and 1/36th of the remaining shares scheduled to vest each month over three years, assuming continued employment through each vesting date. In addition, to create incentives for the attainment of clear performance objectives around a key element of our current business plan—the successful launch and commercialization of the Model S—the Board of Directors approved an additional option grant to our Chief Executive Officer totaling an additional 4% of our fully-diluted shares prior to such grant as of December 4, 2009, or 3,355,986 stock options, with a vesting schedule based entirely on the attainment of performance objectives as follows, assuming Mr. Musk's continued employment and service to us through each vesting date:

- 1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Engineering Prototype;
- 1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Validation Prototype;
- 1/4th of the shares subject to the option are scheduled to vest upon the completion of the first Model S Production Vehicle; and
- 1/4th of the shares subject to the option are scheduled to vest upon the completion of the 10,000th Model S Production Vehicle.

If he does not meet one or more of the above milestones prior to the fourth anniversary of the date of the grant, he will forfeit his right to the unvested portion of the grant.

Due to the significant number of stock options granted to our Chief Executive Officer, we valued these December 2009 grants by using the following grant-specific Black-Scholes assumptions: risk-free interest rate of

1.7%, expected term of 4.1 years, expected volatility of 70% and dividend yield of 0%. Stock-based compensation expense related to Mr. Musk's grants was $9.2 million for the year ended December 31, 2010.

Included in our June 2010 and September 2010 stock option grants were 666,300 and 20,000, respectively, of stock options granted to various members of our senior management with a vesting schedule based entirely on the attainment of the same performance objectives as those outlined for Mr. Musk above. As of December 31, 2010, the first performance milestone was achieved and the remaining performance milestones were considered probable of achievement. For the year ended December 31, 2010, we recognized $8.9 million of stock-based compensation expense related to the attainment of performance objectives.

The following table summarizes the consolidated stock-based compensation expense by line item in the consolidated statements of operations (in thousands):

	2010	2009	2008
Cost of sales	$ 243	$ 61	$ 26
Research and development	4,139	376	125
Selling, general and administrative	16,774	997	286
Total	$21,156	$1,434	$437

We realized no income tax benefit from stock option exercises in each of the periods presented due to recurring losses and valuation allowances. As required, we present excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

As of December 31, 2010, we had $34.6 million of total unrecognized compensation expense, net of estimated forfeitures, that will be recognized over a weighted-average period of 2.6 years.

Employee Stock Purchase Plan

Concurrent with the effectiveness of our registration statement on Form S-1 on June 28, 2010 (see Note 9), we established the 2010 Employee Stock Purchase Plan (the ESPP) which is intended to qualify under Section 423 of the Internal Revenue Code of 1986. Under the ESPP, employees are eligible to purchase common stock through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The purchase price of the shares on each purchase date is equal to 85% of the lower of the fair market value of our common stock on the first and last trading days of each six-month offering period. Through December 31, 2010, no shares have yet been issued under the ESPP. A total of 1,666,666 shares of common stock have been reserved for issuance under the ESPP as of December 31, 2010.

11. Income Taxes

No provision for U.S. income taxes has been made due to cumulative losses since the commencement of operations.

A provision for income taxes of $0.2 million, $26,000 and $0.1 million, has been recognized for the years ended December 31, 2010, 2009 and 2008, respectively, related primarily to our subsidiaries located outside of the United States. Our net loss before provision for income taxes for the years ended December 31, 2010, 2009 and 2008, is as follows (in thousands):

	2010	2009	2008
Domestic	$154,734	$56,983	$82,963
International	(579)	(1,269)	(278)
Loss before income taxes	$154,155	$55,714	$82,685

The components of the provision for income taxes for the years ended December 31, 2010, 2009 and 2008, are as follows (in thousands):

	2010	2009	2008
Current:			
Federal	$—	$—	$—
State	9	4	1
Foreign	177	(53)	181
Total current	186	(49)	182
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	(13)	75	(85)
Total deferred	(13)	75	(85)
Total provision for income taxes	$173	$ 26	$ 97

Deferred tax assets (liabilities) as of December 31, 2010 and 2009, consist of the following (in thousands):

	December 31,	
	2010	2009
Deferred tax assets:		
Net operating loss carry-forwards	$ 140,642	$ 96,022
Research and development credits	13,344	8,826
Deferred revenue	160	123
Inventory and warranty reserves	2,609	2,024
Depreciation and amortization	1,125	—
Accruals and others	2,940	1,382
Total deferred tax assets	160,820	108,377
Valuation allowance	(160,803)	(108,271)
Deferred tax liabilities:		
Undistributed earnings of foreign subsidiaries	—	(65)
Depreciation and amortization	—	(29)
Net deferred tax assets	$ 17	$ 12

Reconciliation of statutory federal income taxes to our effective taxes for the years ended December 31, 2010, 2009 and 2008, is as follows:

	2010	2009	2008
Tax at statutory federal rate	$(52,413)	$(18,943)	$(28,113)
State tax—net of federal benefit	(5,842)	(2,825)	(4,252)
Nondeductible expenses	9,310	514	211
Foreign income rate differential	254	(72)	2
U.S. tax credits	(4,406)	(2,498)	(3,763)
Prior period adjustment	736	4,809	5,789
Change in valuation allowance	52,534	19,041	30,223
Provision for income taxes	$ 173	$ 26	$ 97

Management believes that based on the available information, it is more likely than not that the deferred tax assets will not be realized, such that a full valuation allowance is required against all U.S. deferred tax assets.

As of December 31, 2010, we had approximately $369 million of federal and $278 million of California operating loss carry-forwards available to offset future taxable income which expire in varying amounts beginning in 2024 for federal and 2019 for state if unused. Additionally, we have research and development tax credits of approximately $8.0 million and $8.1 million for federal and state income tax purposes, respectively. If not utilized, the federal carry-forwards will expire in various amounts beginning in 2019. However, the state credits can be carried forward indefinitely.

Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an "ownership change," as defined in Section 382 of the Internal Revenue Code. Prior to our IPO, we performed a study and had determined that no significant limitation will be placed on the utilization of our net operating loss and tax credit carry-forwards. We do not believe that our IPO would constitute an ownership change resulting in limitations on our ability to use our net operating loss and tax credit carry-forwards; however, we have not yet performed a study subsequent to our IPO to determine whether such limitations exist.

Uncertain Tax Positions

Effective January 1, 2007, we adopted new accounting guidance related to the recognition, measurement and presentation of uncertain tax positions. As a result, we recorded net unrecognized tax benefits of $11.5 million with an offset to the deferred tax assets with a full valuation allowance.

The aggregate changes in the balance of our gross unrecognized tax benefits during the years ended December 31, 2010, 2009 and 2008, are as follows (in thousands):

January 1, 2008	$14,480
Increases in balances related to tax positions taken during current year	575
December 31, 2008	15,055
Increases in balances related to tax positions taken during current year	541
December 31, 2009	15,596
Increases in balances related to tax positions taken during current year	797
December 31, 2010	$16,393

Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense and was zero. As of December 31, 2010, unrecognized tax benefits of $16.4 million, if recognized, would not affect our effective tax rate as the tax benefits would increase a deferred tax asset which is currently fully offset with a full valuation allowance. We do not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. We file income tax returns in the United States, California, various states, the United Kingdom and other foreign jurisdictions. Tax years 2007 to 2010 remain subject to examination for federal purposes, and tax years 2006 to 2010 remain subject to examination for California purposes. All net operating losses and tax credits generated to date are subject to adjustment for U.S. federal and California purposes. Tax years 2005 to 2010 remain open for examination in other U.S. state and foreign jurisdictions.

12. Information about Geographic Areas

We have determined that we operate in one reporting segment which is the design, development, manufacturing and sales of electric vehicles and electric vehicle powertrain components.

The following tables set forth revenues and long-lived assets by geographic area (in thousands). Revenue by geography is based on the billing address of the customer.

Revenues

	2010	2009	2008
North America	$ 41,866	$ 90,833	$14,742
Europe	70,542	21,110	—
Asia	4,336	—	—
	$116,744	$111,943	$14,742

North American revenues are comprised primarily of U.S. revenues.

Long-lived Assets

	December 31,	
	2010	2009
United States	$119,014	$22,667
International	3,585	868
Total	$122,599	$23,535

13. Strategic Partnerships

Daimler AG

In May 2009, we sold 19,901,290 shares of Series E convertible preferred stock to Blackstar Investco LLC, an affiliate of Daimler, for aggregate proceeds of $50.0 million. As we have provided and are providing development services for an affiliate of a significant stockholder, these transactions are considered related party transactions.

Daimler Smart Fortwo Program

In May 2009, we and Daimler formalized a development arrangement related to Daimler's Smart fortwo electric vehicle program under which we were performing powertrain development activities since 2008. In May 2009, we entered into an agreement with Daimler related to the development of a battery pack and charger for Daimler's Smart fortwo electric drive. We began development efforts in the year ended December 31, 2008 and began receiving payments to compensate us for the cost of our development activities prior to entering into the formal agreement in May 2009. We received aggregate payments in the amount of $10.2 million during 2008 for our services; however, we deferred recognition for these payments received in advance of the execution of the final agreement because a number of significant contractual terms were not in place prior to that time. Upon entering into the final agreement in May 2009, we had received and deferred an aggregate of $14.5 million under the agreement. Under the terms of the final agreement, Daimler was to pay us an additional $8.7 million subject to successful completion and acceptance of certain development milestones.

We recognized the $14.5 million paid in advance of the execution of the final agreement as deferred development compensation on a straight-line basis. This amount was recognized over the expected life of the agreement, beginning in May 2009 and continuing through November 2009. Payments received upon the achievement of development milestones subsequent to the execution of the final agreement in May 2009 were recognized upon achievement and acceptance of the respective milestones. All amounts received under this agreement were recognized as an offset to research and development expenses, as we were performing development activities on behalf of Daimler, were being compensated for the cost of these activities and could not practicably separate the efforts or costs related to these activities from our own research and development. During the year ended December 31, 2009, we recognized $23.2 million in development compensation, as an offset to research and development expenses. As of December 31, 2009, all development work related to the development agreement had been completed, and we had recognized the full $23.2 million under the development agreement. During the year ended December 31, 2009, we received total payments from Daimler in the amount of $11.1 million. As of December 31, 2010 and 2009, there were amounts receivable of $0 and $2.9 million from Daimler related to this agreement.

Upon completion of the development activities, we began selling powertrain components to Daimler for the Smart fortwo program. Powertrain component sales are recorded in automotive sales revenue and during the years ended December 31, 2010 and 2009, we recognized revenue of $21.1 million and $0.4 million, respectively. During the year ended December 31, 2010, we received total payments from Daimler in the amount of $18.3 million. As of December 31, 2010 and 2009, there were amounts receivable of $3.2 million and $0.4 million, respectively, from Daimler related to the sales of powertrain components.

Daimler A-Class Program

During the three months ended March 31, 2010, Daimler also engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. We began providing development services for this program during the three months ended March 31, 2010 and had received an aggregate of $5.5 million in payments; however, as we had not executed a final agreement related to this program as of March 31, 2010, we deferred the $5.5 million of payments that had been received from Daimler to that point. In May 2010, we executed a final agreement under which Daimler would make additional payments to us for the successful completion of certain development milestones and the delivery of prototype samples. As of December 31, 2010, all development work related to the development agreement had been completed, and we had recognized the full $14.4 million under the development agreement. During the year ended December 31, 2010, we received total payments from Daimler in the amount of $14.4 million. As of December 31, 2010, there were no amounts receivable from Daimler related to this agreement.

Costs of development services incurred prior to the finalization of the A-Class agreement were recorded as research and development expenses. During the three months ended March 31, 2010, we recorded $0.5 million of such costs in research and development.

Toyota Motor Corporation

In July 2010, concurrent with the closing of our IPO, we sold 2,941,176 shares of our common stock to Toyota at a price per share equal to the IPO price, in a private placement transaction pursuant to which we received proceeds of $50.0 million. As we are providing development services to Toyota, these transactions are considered related party transactions.

Toyota RAV4 Program

In July 2010, we and Toyota entered into a Phase 0 agreement to initiate development of an electric powertrain for the Toyota RAV4. Under this early phase development agreement, prototypes would be made by us by combining the Toyota RAV4 model with a Tesla electric powertrain. We began producing and delivering prototypes to Toyota during the three months ended September 30, 2010. Pursuant to the agreement, Toyota will pay us up to $9 million for the anticipated development services to be provided by us and during the year ended December 31, 2010, we recognized $1.0 million in development services revenue. During the year ended December 31, 2010, we received total payments from Toyota of $0.5 million. As of December 31, 2010, there were amounts receivable of $0.5 million from Toyota related to this agreement.

In October 2010, we entered into a Phase 1 contract services agreement with Toyota for the development of a validated powertrain system, including a battery, power electronics module, motor, gearbox and associated software, which will be integrated into an electric vehicle version of the Toyota RAV4. Pursuant to the agreement, Toyota will pay us up to $60.0 million for the successful completion of certain development milestones and the delivery of prototype samples, including a $5.0 million upfront payment that we received upon the execution of the agreement. During the year ended December 31, 2010, we completed the first milestone and along with the amortization of our upfront payment, we recognized $3.3 million in development services revenue. As of December 31, 2010, we had deferred $4.0 million of the upfront payment in deferred revenues. During the year ended December 31, 2010, we received total payments from Toyota of $5.0 million and as of December 31, 2010, there were amounts receivable of $2.3 million from Toyota related to this agreement.

Panasonic Corporation

In November 2010, we sold 1,418,573 shares of our common stock to Panasonic at a price of $21.15 per share, which was the average of the trading highs and lows of our common stock from October 25 to October 29, 2010. As we are purchasing battery cells from Panasonic and its subsidiaries, these transactions are considered related party transactions. During the year ended December 31, 2010, we made total payments to Panasonic and its subsidiaries of $23.0 million and as of December 31, 2010, there were amounts payable or accrued of $2.3 million to Panasonic.

14. Commitments and Contingencies

Operating Leases

Our corporate headquarters and powertrain production operations are based in Palo Alto, California where we have leased a facility consisting of 350,000 square feet. This lease expires in January 2016. We also lease office space under non-cancelable operating leases with various expiration dates through December 2022. Rent expense for the years ended December 31, 2010, 2009 and 2008, was $6.3 million, $3.2 million, and $1.5 million, respectively.

Capital Leases

We have entered into various agreements to lease equipment under capital leases over terms between 36 and 60 months. The equipment under the leases are collateral for the lease obligations and are included within property, plant and equipment, net, on the consolidated balance sheets under the categories of computer equipment and software and office furniture and equipment.

Future minimum commitments for leases as of December 31, 2010 are as follows (in thousands):

	Operating Leases	Capital Leases
2011	$ 6,793	$318
2012	6,625	286
2013	6,561	219
2014	6,431	—
2015 and thereafter	27,021	—
Total minimum lease payments	$53,431	823
Less: Amounts representing interest not yet incurred		48
Present value of capital lease obligations		775
Less: Current portion		279
Long-term portion of capital lease obligations		$496

Pursuant to a supply agreement with Lotus Cars Limited, we are required to purchase a minimum of 2,400 partially assembled vehicles or gliders over the term of the agreement regardless of whether we are able to market and distribute the Tesla Roadster. Based on the foreign exchange rate for the British Pound as of December 31, 2010 and the most recent price per vehicle, the estimated obligation for the remaining purchase is approximately $15 million which will occur through January 2012.

In May 2010, we entered into an agreement to purchase an existing automobile production facility located in Fremont, California from NUMMI (see Note 4). NUMMI has previously identified environmental conditions at the Fremont site which affect soil and groundwater, and is currently undertaking efforts to address these conditions. Although we have been advised by NUMMI that it has documented and managed the environmental issues, we have not yet performed an in-depth environmental assessment on this facility, and we cannot determine the potential costs to remediate any pre-existing contamination with any certainty at this time. Based on management's best estimate, we estimated the fair value of the environmental liabilities that we assumed to be $5.3 million. The fair value of these liabilities was determined based on an expected value analysis of the related potential costs to investigate, remediate and manage various environmental conditions that were identified as part of NUMMI's facility decommissioning activities as well as our own diligence efforts. As NUMMI continues with its decommissioning activities and we continue with our planned construction and operating activities, it is reasonably possible that our estimate of environmental liabilities may change materially.

We have reached an agreement with NUMMI under which, over a ten year period, we will pay the first $15.0 million of any costs of any governmentally-required remediation activities for contamination that existed prior to the completion of the facility and land purchase for any known or unknown environmental conditions, and NUMMI has agreed to pay the next $15.0 million for such remediation activities. Our agreement provides, in part, that NUMMI will pay up to the first $15.0 million on our behalf if such expenses are incurred in the first four years of our agreement, subject to our reimbursement of such costs on the fourth anniversary date of the closing.

On the ten-year anniversary of the closing or whenever $30.0 million has been spent on the remediation activities, whichever comes first, NUMMI's liability to us with respect to remediation activities ceases, and we are responsible for any and all environmental conditions at the Fremont site. At that point in time, we have agreed to indemnify, defend, and hold harmless NUMMI from all liability and we have released NUMMI for any known or unknown claims except for NUMMI's obligations for representations and warranties under the agreement. As of December 31, 2010, we have accrued $5.3 million related to these environmental liabilities (see Note 4).

15. Subsequent Events

DOE Loan Facility Draw-Down

In February 2011, we received additional loans under the DOE Loan Facility for $15.6 million at interest rates ranging from 2.6% to 3.0%.

16. Quarterly Results of Operations (Unaudited)

The following table includes selected quarterly results of operations data for the years ended December 31, 2010 and 2009 (in thousands, except per share data):

	Three months ended			
	March 31	June 30	September 30	December 31
2010				
Total revenues	$ 20,812	$ 28,405	$ 31,241	$ 36,286
Gross profit	3,852	6,261	9,296	11,321
Net loss	(29,519)	(38,517)	(34,935)	(51,358)
Net loss per share, basic and diluted	(4.04)	(5.04)	(0.38)	(0.54)
2009				
Total revenues	$ 20,886	$ 26,945	$ 45,527	$ 18,585
Gross profit (loss)	(2,046)	2,101	7,699	1,781
Net loss	(16,016)	(10,867)	(4,615)	(24,242)
Net loss per share, basic and diluted	(2.31)	(1.56)	(0.66)	(3.43)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of December 31, 2010, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management's Annual Report on Internal Control Over Financial Reporting

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm as permitted in this transition period under the rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the quarter ended December 31, 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 of Form 10-K that is found in our 2011 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for our 2011 Annual Meeting of Stockholders (2011 Proxy Statement) is incorporated by reference to our 2011 Proxy Statement. The 2011 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this report relates.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 of Form 10-K that is found in our 2011 Proxy Statement is incorporated by reference to our 2011 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 of Form 10-K that is found in our 2011 Proxy Statement is incorporated by reference to our 2011 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 of Form 10-K that is found in our 2011 Proxy Statement is incorporated by reference to our 2011 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 15 of Form 10-K that is found in our 2011 Proxy Statement is incorporated by reference to our 2011 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements. See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report on Form 10-K.
2. Exhibits. The exhibits listed in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Annual Report on Form 10-K.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	S-1	333-164593	3.1	January 29, 2010	
3.2	Amended and Restated Bylaws of the Registrant	S-1	333-164593	3.2	January 29, 2010	
4.1	Specimen common stock certificate of the Registrant	S-1/A	333-164593	4.1	May 27, 2010	
4.2	Fifth Amended and Restated Investors' Rights Agreement, dated as of August 31, 2009, between Registrant and certain holders of the Registrant's capital stock named therein	S-1	333-164593	4.2	January 29, 2010	
4.2A	Amendment to Fifth Amended and Restated Investors' Rights Agreement, dated as of May 20, 2010, between Registrant and certain holders of the Registrant's capital stock named therein	S-1/A	333-164593	4.2A	May 27, 2010	
4.2B	Amendment to Fifth Amended and Restated Investors' Rights Agreement between Registrant, Toyota Motor Corporation and certain holders of the Registrant's capital stock named therein	S-1/A	333-164593	4.2B	May 27, 2010	
4.2C	Amendment to Fifth Amended and Restated Investor's Rights Agreement, dated as of June 14, 2010, between Registrant and certain holders of the Registrant's capital stock named therein	S-1/A	333-164593	4.2C	June 15, 2010	
4.2D	Amendment to Fifth Amended and Restated Investor's Rights Agreement, dated as of November 2, 2010, between Registrant and certain holders of the Registrant's capital stock named therein	8-K	001-34756	4.1	November 4, 2010	
4.3	Registration Rights Agreement between the United States Department of Energy and the Registrant dated as of January 20, 2010	S-1/A	333-164593	4.3	May 27, 2010	
4.3A	Amendment to Registration Rights Agreement between the United States Department of Energy and the Registrant dated as of May 21, 2010	S-1/A	333-164593	4.3A	May 27, 2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.4	Warrant to Purchase Shares of Preferred Stock issued by the Registrant to the United States Department of Energy dated January 20, 2010	S-1/A	333-164593	4.4	May 27, 2010	
4.5	Warrant to Purchase Shares of Common Stock issued by the Registrant to the United States Department of Energy dated May 21, 2010	S-1/A	333-164593	4.5	May 27, 2010	
10.1	Form of Indemnification Agreement between the Registrant and its directors and officers	S-1/A	333-164593	10.1	June 15, 2010	
10.2	2003 Equity Incentive Plan	S-1/A	333-164593	10.2	May 27, 2010	
10.3	Form of Stock Option Agreement under 2003 Equity Incentive Plan	S-1	333-164593	10.3	January 29, 2010	
10.3A	Grant Notice and Stock Option Agreement between the Registrant and Elon Musk	S-1/A	333-164593	10.3A	March 29, 2010	
10.4	2010 Equity Incentive Plan	S-1/A	333-164593	10.4	May 27, 2010	
10.5	Form of Stock Option Agreement under 2010 Equity Incentive Plan	S-1/A	333-164593	10.5	March 29, 2010	
10.6	Form of Restricted Stock Unit Award Agreement under 2010 Equity Incentive Plan	S-1/A	333-164593	10.6	March 29, 2010	
10.7	2010 Employee Stock Purchase Plan	S-1/A	333-164593	10.7	May 27, 2010	
10.8	Form of Purchase Agreement under 2010 Employee Stock Purchase Plan	S-1/A	333-164593	10.8	June 15, 2010	
10.9	Offer Letter between the Registrant and Elon Musk dated October 13, 2008	S-1	333-164593	10.9	January 29, 2010	
10.10	Offer Letter between the Registrant and Deepak Ahuja dated June 13, 2008, and amended June 4, 2009	S-1	333-164593	10.10	January 29, 2010	
10.11	Relocation Agreement between the Registrant and Deepak Ahuja effective October 31, 2008 and amended June 4, 2009	S-1	333-164593	10.11	January 29, 2010	
10.12	Offer Letter between the Registrant and Jeffrey B. Straubel dated May 6, 2004	S-1	333-164593	10.12	January 29, 2010	
10.13	Offer Letter between the Registrant and Michael F. Donoughe dated June 4, 2008, and amended December 10, 2008	S-1	333-164593	10.13	January 29, 2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.14	Offer Letter between the Registrant and John Walker dated August 17, 2009	S-1	333-164593	10.14	January 29, 2010	
10.15	Relocation Agreement between the Registrant and John Walker dated January 26, 2010	S-1	333-164593	10.15	January 29, 2010	
10.16	Offer Letter between the Registrant and Jon Sobel dated August 30, 2009	S-1	333-164593	10.16	January 29, 2010	
10.17	Offer Letter between the Registrant and Gilbert Passin dated January 1, 2010	S-1	333-164593	10.17	January 29, 2010	
10.18	Commercial Single-Tenant Lease between the Registrant and Russell A. and Deborah B. Margiotta, Trustees of the Margiotta Family Trust UTA May 26, 1981 dated June 7, 2005	S-1	333-164593	10.18	January 29, 2010	
10.19	Commercial Single-Tenant Lease between the Registrant and James R. Hull dated August 16, 2006	S-1	333-164593	10.19	January 29, 2010	
10.20	Commercial Lease between the Registrant and The Board of Trustees of The Leland Stanford Jr. University dated July 25, 2007	S-1	333-164593	10.20	January 29, 2010	
10.21	License Agreement between the Registrant and MS Kearny Northrop Avenue, LLC dated July 23, 2009	S-1	333-164593	10.21	January 29, 2010	
10.22	Commercial Lease between the Registrant and The Board of Trustees of The Leland Stanford Jr. University dated August 6, 2009	S-1	333-164593	10.22	January 29, 2010	
10.23†	Supply Agreement for Products and Services between Lotus Cars Limited and the Registrant dated July 11, 2005	S-1	333-164593	10.23	January 29, 2010	
10.23A†	Amendment No. 1 to Supply Agreement between Lotus Cars Limited and the Registrant dated August 4, 2009	S-1	333-164593	10.23A	January 29, 2010	
10.23B†	Amendment No. 2 to Supply Agreement between Lotus Cars Limited and the Registrant dated March 22, 2010	S-1/A	333-164593	10.23B	March 29, 2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.24†	Supply Agreement between Eberspacher (UK) Ltd. and the Registrant dated September 1, 2006	S-1/A	333-164593	10.24	March 29, 2010	
10.25†	Supply Agreement between Perei Group (UK) Ltd. and the Registrant dated September 1, 2006	S-1/A	333-164593	10.25	March 29, 2010	
10.26†	Supply Agreement between Burgaflex (UK) Ltd. and the Registrant dated September 1, 2006	S-1/A	333-164593	10.26	March 29, 2010	
10.27†	Supply Agreement by and among Sanyo Electric Co. Ltd. Mobile Energy Company, Sanyo Energy (USA) Corporation and the Registrant dated February 1, 2007	S-1	333-164593	10.27	January 29, 2010	
10.27A†	Amendment No. 1 to Supply Agreement by and among Sanyo Electric Co. Ltd. Mobile Energy Company and Sanyo Energy (USA) Corporation and the Registrant effective as of February 1, 2007	S-1	333-164593	10.27A	January 29, 2010	
10.28†	Supply Agreement by and between Taiway Ltd. and the Registrant dated February 12, 2007	S-1	333-164593	10.28	March 29, 2010	
10.29†	Supply Agreement between Chroma ATE Inc. and the Registrant dated April 19, 2007	S-1/A	333-164593	10.29	March 29, 2010	
10.30†	Supply Agreement between Polytec Holden Ltd. and the Registrant dated April 13, 2007	S-1/A	333-164593	10.30	March 29, 2010	
10.31†	Modification to Terms and Conditions between BorgWarner TorqTransfer Systems Inc. and the Registrant dated September 22, 2008	S-1	333-164593	10.31	January 29, 2010	
10.32†	ZEV Credits Agreement between American Honda Motor Co., Inc. and the Registrant dated February 12, 2009	S-1/A	333-164593	10.32	May 27, 2010	
10.32A	Addendum to ZEV Credits Agreement between American Honda Motor Co., Inc. and the Registrant dated February 20, 2009	S-1/A	333-164593	10.32A	May 27, 2010	
10.32B†	Supplemental ZEV Credits Agreement between American Honda Motor Co., Inc. and the Registrant dated March 20, 2009	S-1/A	333-164593	10.32B	May 27, 2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.32C†	Second Supplemental ZEV Credits Agreement between American Honda Motor Co., Inc. and the Registrant dated February 8, 2010	S-1/A	333-164593	10.32C	May 27, 2010	
10.33†	Supply Agreement by and among Panasonic Industrial Company, Panasonic Corporation, acting through Energy Company, and the Registrant dated July 21, 2009	S-1	333-164593	10.33	January 29, 2010	
10.34†	Exclusivity and Intellectual Property Agreement between Daimler North America Corporation and the Registrant dated May 11, 2009	S-1/A	333-164593	10.34	March 29, 2010	
10.35	Side Agreement between the Registrant and Blackstar Investco LLC dated May 11, 2009	S-1	333-164593	10.35	January 29, 2010	
10.36	Letter Agreement between the Elon Musk Revocable Trust dated July 22, 2003 and Blackstar Investco LLC, dated May 11, 2009	S-1	333-164593	10.36	January 29, 2010	
10.37	Loan Arrangement and Reimbursement Agreement between the United States Department of Energy and the Registrant dated as of January 20, 2010	S-1/A	333-164593	10.37	May 27, 2010	
10.38	Note Purchase Agreement by and among the Federal Financing Bank, the Registrant and the Secretary of Energy dated as of January 20, 2010	S-1/A	333-164593	10.38	May 27, 2010	
10.39	Future Advance Promissory Note made by the Registrant in favor of the Federal Financing Bank dated as of January 20, 2010	S-1/A	333-164593	10.39	May 27, 2010	
10.40	Future Advance Promissory Note made by the Registrant in favor of the Federal Financing Bank dated as of January 20, 2010	S-1/A	333-164593	10.40	May 27, 2010	
10.41	Pledge and Security Agreement made by the Registrant and the Grantors party thereto in favor of Midland Loan Services, Inc. dated as of January 20, 2010	S-1/A	333-164593	10.41	May 27, 2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.42	Guarantee made by the Guarantors party thereto in favor of the United States Department of Energy, the Federal Financing Bank and the holders of the notes described therein dated as of January 20, 2010	S-1/A	333-164593	10.42	May 27, 2010	
10.43†	Development Contract between Daimler AG and Tesla Motors Ltd. dated May 10, 2010	S-1/A	333-164593	10.43	May 27, 2010	
10.44	Settlement Agreement between the Registrant and entities affiliated with Valor Equity Partners dated May 20, 2010	S-1/A	333-164593	10.44	May 27, 2010	
10.45	Letter Agreement between the Registrant and New United Motor Manufacturing, Inc. dated May 26, 2010	S-1/A	333-164593	10.45	May 27, 2010	
10.45A	Amendment No. 1 to the Letter Agreement between the Registrant and New United Motor Manufacturing, Inc. dated June 15, 2010	10-Q	333-164593	10.3	November 12, 2010	
10.45B	Amendment No. 2 to the Letter Agreement between the Registrant and New United Motor Manufacturing, Inc. dated October 1, 2010	10-Q	333-164593	10.4	November 12, 2010	
10.45C	Amendment No. 3 to the Letter Agreement between the Registrant and New United Motor Manufacturing, Inc. dated October 8, 2010	10-Q	333-164593	10.5	November 12, 2010	
10.45D	Amendment No. 4 to the Letter Agreement between the Registrant and New United Motor Manufacturing, Inc. dated October 13, 2010	10-Q	333-164593	10.6	November 12, 2010	
10.45E	Amendment No. 5 to the Letter Agreement between the Registrant and New United Motor Manufacturing, Inc. dated October 15, 2010	10-Q	333-164593	10.7	November 12, 2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.45F†	Amendment No. 6 to the Letter Agreement between the Registrant and New United Motor Manufacturing, Inc. dated October 19, 2010	10-Q	333-164593	10.8	November 12, 2010	
10.46	Sale and Purchase Agreement between Registrant and New United Motor Manufacturing, Inc., dated August 13, 2010	10-Q	333-164593	10.1	November 12, 2010	
10.46A	Addendum No. 1 to the Sale and Purchase Agreement between Registrant and New United Motor Manufacturing, Inc., dated September 23, 2010	10-Q	333-164593	10.2	November 12, 2010	
10.47†	Phase 1 Contract Services Agreement between the Registrant and Toyota Motor Corporation dated October 6, 2010	—	—	—	—	X
21.1	List of Subsidiaries of the Registrant	—	—	—	—	X
23.1	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm	—	—	—	—	X
31.1	Rule 13a-14(a) / 15(d)-14(a) Certification of Principal Executive Officer	—	—	—	—	X
31.2	Rule 13a-14(a) / 15(d)-14(a) Certification of Principal Financial Officer	—	—	—	—	X
32.1*	Section 1350 Certifications	—	—	—	—	

* Furnished herewith

† Confidential treatment has been requested for portions of this exhibit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesla Motors, Inc.

Date: March 3, 2011

/s/ Elon Musk

Elon Musk
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Elon Musk Elon Musk	Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2011
/s/ Deepak Ahuja Deepak Ahuja	Chief Financial Officer (Principal Financial Officer)	March 3, 2011
/s/ Brad Buss Brad Buss	Director	March 3, 2011
/s/ Ahmed Saif Al Darmaki Ahmed Saif Al Darmaki	Director	March 3, 2011
/s/ Ira Ehrenpreis Ira Ehrenpreis	Director	March 3, 2011
/s/ Antonio Gracias Antonio Gracias	Director	March 3, 2011
/s/ Stephen Jurvetson Stephen Jurvetson	Director	March 3, 2011
/s/ Herbert Kohler Herbert Kohler	Director	March 3, 2011
/s/ Kimbal Musk Kimbal Musk	Director	March 3, 2011

This Annual Report contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements concerning our strategy, future products including Model S and powertrains, the design, advantages and capabilities of the Model S, future manufacturing and operations, future financial position and prospects, shareholder value, future revenues, projected costs, expectations regarding demand and acceptance for our technologies, growth opportunities and trends in the market in which we operate, prospects and plans and objectives of management. The words "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "will", "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, our ability to design and achieve market acceptance of Model S; our production model for the non-powertrain portion of the Model S is unproven; we may experience significant delays in the design, manufacture, launch and financing of the Model S; we face significant barriers in our attempt to produce our Model S; and the other risks set forth in Part I, Item 1A, "Risk Factors" in the Annual Report on Form 10-K that is included herein and in our other filings with the Securities and Exchange Commission. We do not assume any obligation to update any forward-looking statements.


TESLA

TESLA